Form 10-K, Exhibit 13
period 1993-12-31
SHARED MEDICAL SYSTEMS CORP
filed 1994-03-30
CIK 89415

                                EXHIBIT (13)

1993 Annual Report

                (LOGO OF SHARED MEDICAL SYSTEMS APPEARS HERE)

                    (INSIDE OF ANNUAL REPORT COVER PAGE)




Copyright 1994 SMS
Shared Medical Systems Corporation

[LOGO OF SHARED MEDICAL SYSTEMS APPEARS HERE]

Annual Report 1993

     SMS is the leading provider of healthcare information systems and services to hospitals, multientity healthcare corporations, physician groups, and other healthcare providers in North America and Europe. SMS also provides a full complement of solutions for the newly emerging integrated health networks. In response to the increasing demand for information, SMS offers a comprehensive line of healthcare information systems, including clinical, financial, administrative, ambulatory, and decision support systems for both the public and private healthcare sectors. To meet each healthcare organization's requirements, these systems are offered on computers operating at the customer site, at the SMS Information Systems Center, or as part of a distributed network.

     SMS also provides a portfolio of professional services critical to our customers' successful management of their information systems. These professional services include system installation, support, and education. In addition, we provide specialized consulting services for the design and integration of software and networks, for facilities management, and for information systems planning.


Financial Highlights
- --------------------------------------------------------------------------------
Operating Results:                          1993          1992      % Increase
================================================================================
Revenues                                $501,283,000  $469,624,000           7%
- --------------------------------------------------------------------------------
Income Before Income Taxes               $51,678,000   $45,046,000          15%
- --------------------------------------------------------------------------------
Net Income                               $31,013,000   $28,379,000           9%
- --------------------------------------------------------------------------------
Net Income Per Share                           $1.35         $1.24           9%
- --------------------------------------------------------------------------------
Cash Dividends Declared Per Share               $.84          $.84           -
- --------------------------------------------------------------------------------
Average Number of Common Shares           23,046,000    22,880,000           1%
- --------------------------------------------------------------------------------
Year End Position:
================================================================================
Total Assets                            $341,442,000  $305,604,000          12%
- --------------------------------------------------------------------------------
Retained Earnings                       $228,831,000  $216,846,000           6%
- --------------------------------------------------------------------------------
Total Stockholders' Investment          $198,206,000  $186,596,000           6%
- --------------------------------------------------------------------------------
Current Ratio                                    1.8           1.8
- --------------------------------------------------------------------------------
Common Stock Outstanding                  22,752,808    22,566,297
- --------------------------------------------------------------------------------
Number of Stockholders of Record               5,684         5,304
- --------------------------------------------------------------------------------

T o   O u r   S t o c k h o l d e r s :

     1993 marked SMS' 25th year in business. Almost from its inception SMS became the leading supplier of automated information systems to healthcare organizations in the U.S., and for the past ten years has served the same role in Europe. We are proud of what we have accomplished since January of 1969 and of the people who made it possible, a great many of whom are still part of the SMS team.

     SMS was born in the crucible of change - the need for hospitals to automate to cope with the data gathering and reporting demands that resulted from the mid-1960s implementation of Medicare and Medicaid - and it has prospered during a 25 year period characterized by frequent change with respect to the demands placed upon healthcare delivery organizations and the needs of these organizations as they responded to these changes. It has survived as the leading healthcare information systems vendor during a period when literally many dozens of competitors have not survived at all.

     And while we reflect with pride on these 25 years, we are acutely sensitive to the importance of looking forward, rather than basking in the glow of past successes. During the remainder of this decade we will see changes to our healthcare system that will dwarf all the changes we have seen since SMS' inception, and our focus will be on helping our customers cope effectively with the changes. We will adhere to the advice of the legendary baseball philosopher, Satchel Paige*, who is probably best remembered, not for being one of the best, or perhaps the best, pitcher in baseball history, but for the following one-liner, "Don't look back. Something might be gaining on you." While Mr. Paige was probably referring to Father Time (see footnote), his advice is equally applicable in the very competitive healthcare information systems industry.

     Unless you are from another planet, you probably have read and heard more during this past year alone than you ever wanted to know about what our Federal Government might do to change our healthcare system. However, even if the Federal Government does nothing (devoutly to be wished but unlikely), most of the changes they visualize (with the exception of universal coverage) are already well underway, driven primarily by insurers, providers, employers, and state governments.

     Physicians and hospitals, and in some cases insurers, are banding together to provide more cost-effective care through local and regional enterprises. These new partnerships have additional information system requirements. SMS' R & D activities are providing solutions for these requirements.

* Satchel Paige had the misfortune to play most of his professional baseball career at a time when the major leagues did not accept African-Americans. His only option prior to the late 1940s was to play in the Negro Leagues. At the end of his career he did get a chance to play in the major leagues and did so with distinction. He claimed to be in his early to mid-forties when he played. However, some observers believe he was on the shady side of age fifty.

     Today's solutions, and tomorrow's, must meet an expanded set of objectives: they must be more cost-effective, user-friendly (easy to use), and open. "Open" solutions, while subject to a variety of definitions, generally are those that can easily exchange data with solutions from other sources. SMS has been a pioneer in this area. For many years our systems have effectively communicated with other systems that use hardware and software from literally hundreds of different vendors. The experience we have gained in these efforts positions us at the forefront of information systems suppliers who can deal effectively with the systems integration issues of the nineties.

     One example of our expertise is our service as an intermediary to allow our customers to exchange data with hundreds of payors - organizations, such as insurance companies, HMOs, and government agencies, who are responsible for paying patients' healthcare bills. In an extension of this capability, we enable our customers to use their existing systems from SMS to inquire directly into payor files to determine eligibility for healthcare services. This new service, now being expanded from a few test areas, has enabled our customers to quickly identify sources of reimbursement for millions of dollars of services rendered that might otherwise have had to be written off. We also facilitate the remittance of payments electronically, thereby significantly improving cash flow for our customers.

     One of the mainstays of the healthcare system of the future will be an electronic patient record that contains a cumulative history of all of a patient's encounters with various healthcare providers -- physicians, clinics, in-hospital stays, home healthcare agencies, etc. SMS is ready today to meet our customers' needs for this technology. In fact, several of our customers are already using SMS' electronic patient record, and many more will begin using it in 1994.

     The complete electronic patient record must include images-of X rays, CAT scans, MRIs, nuclear medicine scans, EKGs, ultrasounds, and, on a more mundane basis, of documents. SMS' customers are already taking advantage of the imaging capabilities of the SMS electronic patient record. Some customers are scanning X rays, taken in locations such as an emergency room, and displaying them electronically elsewhere in the hospital. Others are electronically storing and displaying images from CAT scans, MRIs, and nuclear medicine scans.

     Still others are using SMS' document imaging system to reduce paperwork and increase efficiency. Numerous SMS customers are using this technology to eliminate paper documents in their administrative activities, particularly those that involve billing data, insurance claims, and patient inquiries. As a result, customer business offices are becoming paperless and more efficient through SMS' advanced technology. In addition, during 1994 SMS' customers will begin using document imaging to include scanned documents as part of the electronic patient record.

(CALL OUT - CHAIRMAN QUOTE)

     Through long-term partnerships in the healthcare industry, SMS helps our customers improve their quality of care, financial performance, and strategic position by providing superior, cost-effective, information system and service solutions.

     In 1993, compared to 1992, SMS produced significant increases in revenues, income, and earnings per share. Revenues exceeded half a billion dollars, a new record for your Company. Pretax income grew by 15%. Aftertax income and earnings per share grew by a smaller percentage (9% each) due to the Clinton Administra-tion's recent tax increase. During 1993 our balance sheet continued to improve, with an increased cash balance at year-end and no long-term debt
(other than that associated with equipment under capital leases). Dividends were paid to shareholders in 1993 equal to 67% of our 1992 net income (which is the basis for 1993's dividend) and 61% of our 1993 net income.

     The lackluster economy in Europe and a strengthening of the dollar slowed the growth of revenues and profits of our European operations. (The 1993 profits from our European operations would have been approximately 20% higher than reported had the average currency translation rates for 1993 been equal to those of 1992.) Nevertheless, there were impressive sales and installation activities in the seven countries in which we currently operate: namely, Ireland, the United Kingdom, the Netherlands, Germany, Spain, and our two newest country operations in Italy and France. In Germany, alone, we added twenty new hospital customers.

     Since our last annual report was published, we strengthened our Board of Directors with the addition of Jeffrey Rubin, Executive Vice President and Chief Financial Officer of NYNEX Corporation, one of the seven Bell regional operating companies. Unfortunately, we also lost an outstanding director, Arthur Levitt, to the Clinton Administration. Arthur provided thoughtful counsel and insight to our management team, and while we miss his contributions, we wish him well in the difficult arena of Washington politics and regulatory affairs.

     In 1993 SMS was again successful in many areas: achieving meaningful earnings growth, making substantial sales to new and existing customers, improving customer satisfaction, and introducing new and improved products. And despite the uncertainty that surrounds healthcare reform, we are optimistic that in 1994, as we enter our second quarter century, we will continue the progress we have made during the past several years in these and other areas, thereby delivering more value to our customers and stockholders and more opportunities for our employees.

/s/ R. James Macaleer

R. James Macaleer
Chairman of the Board

S      O      L      U      T      I      O      N      S

     For over two decades, government regulations have played a major role in influencing the direction of the healthcare industry and in creating new and expanded information system requirements. In the 1960s, the U. S. government introduced Medicare and Medicaid, thereby creating a need for financial information systems. In the 1980s, government-mandated Diagnostic Related Groups (DRGs), designed to reduce inpatient costs, intensified the need for clinical information systems. This year President Clinton's national health plan proposal provided the impetus for the most far-reaching market changes to date. These proposed changes will require the most sophisticated information and electronic communication systems in the history of U.S. healthcare.

     In response to financial pressures and anticipated governmental reform, today's healthcare entities are undergoing dramatic organizational transformations and are implementing aggressive business strategies to position themselves for future success. The stand-alone, acute-care hospital that focuses primarily on inpatient services is increasingly rare. Varying combinations of hospitals, physicians groups, clinics, skilled nursing facilities, home health agencies, and imaging centers are joining forces to form healthcare enterprises. The central goal of these enterprises is to provide cost-effective, high-quality managed care programs to enrolled patient populations for an entire continuum of care. Their approach to healthcare delivery includes increasing emphasis on preventative, conveniently located ambulatory services aimed at preserving patients' health and at performing as many services and procedures as possible on an outpatient basis.

     To effectively unite, manage, and support their new organizational structures and delivery methodologies, these healthcare enterprises require progressive, fully integrated information system solutions that extend across and beyond their networks' boundaries. They need to connect and communicate electronically with all points of their organization, and with a spectrum of healthcare participants, including providers, employers, payors, financial institutions, and government agencies. They must share clinical and financial information across their networks and present a seamless view of patient-centered data.

     In addition, these healthcare conglomerates need to comply with new regulatory requirements, control and monitor costs, and standardize their medical practices to achieve more productive, high-quality treatment and outcomes. They must develop and assimilate managed care programs throughout their enterprises and successfully administer these programs in diverse arenas. And they need to make timely, broad-based management decisions and select strategic healthcare partners who will help them evolve and prosper in the future.

(CALL OUT - CUSTOMER QUOTE)

When we decided to install a new network, we wanted a vendor with both network and healthcare experience. Working with SMS, we planned and implemented a cost-effective, state-of-the-art network. With SMS' help, we are now positioned to deliver local and regional healthcare services.

Paul G. Marier

Chief Information Officer

St. Elizabeth's Medical Center of Boston

Boston, Massachusetts

     For 25 years, SMS has anticipated the needs of the healthcare industry and has focused on developing innovative software and service solutions that help our customers successfully deal with opportunities and issues as they arise. As the world's leading provider of comprehensive clinical and financial healthcare information systems, networks, and services, SMS is uniquely positioned to help the modern healthcare organization meet the dynamic challenges of the reform era.

Customer Satisfaction Is Priority One

     SMS' success in pioneering progressive healthcare information system solutions is a direct result of our strong customer partnerships and our commitment to the highest possible customer satisfaction. Customer-Driven Quality (CDQ) is the cornerstone of our strategy. CDQ initiatives benefit our own organization and those of our customers by helping to increase productivity, streamline business processes, reduce costs, and improve employee and customer satisfaction. We continually refine and expand our CDQ strategy by learning from our customers and from other companies, such as Malcolm Baldrige winners, that are recognized as effectively employing total quality management techniques.

     SMS partners with customers on every stage of product planning, development, and implementation to ensure that our products and services meet customer-defined requirements. Advisory boards and national user groups of our customers and industry experts help SMS understand market needs and provide valuable input to product planning. Annual customer satisfaction surveys provide vital feedback to every aspect of our business. Joint customer development projects enable us to work closely with customers to create sophisticated products that meet their most immediate needs.

     SMS continues to focus on improving customer access to SMS support personnel and services, and to help customers optimize their use of their systems. Customer service teams of SMS Field and Corporate representatives provide a knowledgeable source for all customer questions and requests. Enhanced Customer Care Programs use joint goal setting and account planning to identify and satisfy the individual support needs of each customer. Education centers located across the United States offer customers extensive industry and product training programs, and employ state-of-the-art methods, such as teleconferencing, to expand customer access.

Solutions for Connecting The Healthcare Network

     As healthcare organizations continue to merge and align with each other, they face the complex challenge of building a communication infrastructure (or electronic highway) that electronically links the different parts of their own organizations with each other as well as with those of a variety of external parties. SMS' ability to integrate these healthcare networks electronically is unparalleled, having connected more providers, blended more healthcare information systems, joined more physicians, and linked more payors than any other company. From our

(CALL OUT - CUSTOMER QUOTE)

Joint TQM with SMS was rewarding. In essence, our two corporations formed a joint team to address major interactions and issues between us. We've set a nice direction for how we can work together.

Pat Skarulis

Chief Information Officer and Vice President of

Information Services

Rush-Presbyterian-St. Luke's Medical Center

Chicago, Illinois

Information Systems Center in Malvern, PA, SMS operates the largest healthcare network in the United States, with online connections to over 800 customer sites. Our wide area network consists of over 500,000 miles of communications lines, contains over 3,000 communication devices, connects over 62,000 customer terminals and printers, and transmits the equivalent of over 100,000,000 pages of information per day.

     SMS offers open system solutions that help customers interconnect the disparate operational systems, products, and technologies of new network members without major changes to any of the individual systems. The SMS interface engine acts as a central communications hub that easily and cost-effectively interfaces any system or application to another, using any protocol or data format, including VMS, UNIX, NT, MVS, and DOS-based systems. This enables customers to rapidly transmit and receive information to and from SMS and non-SMS systems and throughout their healthcare network.

     SMS products are founded on state-of-the-art operating software and technology platforms, minimizing the risk of obsolescence and facilitating cost-effective migration to new systems, software, and applications. We continually incorporate the most progressive technologies and user tools--such as intelligent workstations, graphical displays, handheld terminals, and multimedia--to make our systems easy to use and to provide quick access to meaningful information from any location. Extensive security features address the complexity of multi-institutional settings and ensure that confidential data are accessed only by authorized personnel.

     In order for healthcare enterprises to communicate meaningful information to external parties electronically, their data must be in a format that other systems can use. Since 1987, SMS has pioneered the development of healthcare-specific electronic data interchange products and services. SMS Healthcare Data Exchange (HDX) facilitates the electronic communication of industry standardized information among all parties involved in the healthcare industry. For example, HDX electronically links an expansive, 250,000 member community healthcare network in New England--comprised of hospitals, physician groups, multispecialty clinics, laboratories, health insurers, government agencies, and financial institutions--for eligibility verifications, claims, and remittance transmissions. In today's increasingly complex managed care environment, HDX provides a vital electronic solution that streamlines healthcare administration and enhances the quality of care by the timely exchange of data among various entities along the health network.

Solutions for Sharing Data Across the Network

     SMS provides healthcare enterprises with sophisticated clinical, financial, and departmental systems that help them manage every facet of their business operations--from preregistration and eligibility screening, to patient care and outcomes measurement, through electronic billing and remittance. Over the years, as their needs

(CALL OUT - CUSTOMER QUOTE)

I view the HDX eligibility service as the precursor to a complete EDI solution for healthcare. It is invaluable to my operations and I'm seeing a terrific return on investment. I believe this service will be applicable to whatever comes our way from healthcare reform.

David Jupp

Director of Patient Accounting

St. Luke's Medical Center

Cleveland, Ohio
have evolved, we have proactively expanded SMS systems to fit our customers' changing requirements. Today, SMS products and services include the important, specialized systems designed to manage individual operations and clinical functions. SMS also offers new, powerful applications that enable healthcare providers to share integrated, patient-centered information across their networks and to project a seamless view of their multifaceted enterprises to patients and healthcare constituents.

     For example, the SMS electronic patient record unifies comprehensive clinical and financial information entered by disparate parts of the healthcare enterprise into a central repository, retaining this information during a patient's lifetime. Recipient of a National Managed Health Care Congress award for information technology excellence, SMS' electronic patient record helps improve productivity and reduce administrative costs at all levels of the healthcare organization by providing online, simultaneous access to patient-centered information across all episodes of care at any time and from any location.

     It facilitates care delivery by enabling providers to admit, track, and identify patients wherever and whenever they access care, eliminating the need for patients to supply redundant information at different locations. Care givers can access up-to-the-minute patient information--including test results, family histories, vital signs, medication lists, allergies, and transcribed reports--that provides the basis for sound treatment decisions. In addition, SMS' Multi-Resource Scheduling efficiently integrates the scheduling of multiple patient tests, procedures, and appointments throughout the healthcare enterprise, helping to increase patient satisfaction by minimizing waiting time and return visits.

     Home healthcare is an increasingly vital component of the continuum of care and of our customers' mission to provide care across a full spectrum of delivery environments. SMS' Home Health System provides a full range of home health applications--including referral and admission tracking, scheduling, clinical charting and treatment plans, hospice support, and financial management--to support the care of patients in a home setting.

     The growing convergence between public and private healthcare sectors is increasing the automation needs of public health departments. SMS' Public Health System helps providers integrate program information and databases, manage healthcare assessment and quality management, acquire and monitor grant funding, and administer electronic billing and reimbursement. In addition, proposed reform legislation specifies increased public health funding for preventative services. SMS' Immunization Tracking and Registry System, which one state health department is currently implementing on a state-wide basis, lets healthcare providers store and monitor a population's immunization service history and assess patients' immunization requirements based on user-defined clinical protocols.

(CALL OUT - CUSTOMER QUOTE)

Our objective is to provide our staff with all the information they need to optimize patient care. SMS systems and the support of SMS employees enable us to achieve this objective.

Dieter Weissenborn

Manager, MIS

Klinik am Eichert

Goppingen

Germany

S       O       L       U       T       I       O       N       S

Solutions that Balance Cost with Quality

     In response to growing economic and regulatory conditions, healthcare providers are striving to develop medical practices and delivery methods that enable them to control costs, without compromising the quality of patient care. SMS provides sophisticated clinical and managed care solutions that help customers refine their medical practices to deliver the highest quality, most efficient medical services in the most cost-effective settings. SMS' comprehensive clinical applications completely document patient treatment from beginning to end, providing care givers with a complete picture of each patient's past and current medical status. They increase productivity and enhance patient care by organizing massive amounts of data into online, clinically significant patient profiles that support medical decision making.

     SMS' innovative case management system lets providers define clinical treatment protocols, measure patient progress against these protocols, and report variances of outcomes. SMS is working with customers to create critical paths that define the optimum sequencing and time intervals for entire episodes of care, from preadmission and inpatient services through rehabilitation, follow-up visits, and outcomes measurement. These critical paths will help to streamline the patient care documentation process by allowing care givers to note only the variances to endorsed treatment patterns instead of charting the entire care process.

     SMS' diagnostic and document imaging systems offer healthcare enterprises significant opportunities for cost savings, increased productivity, and quality improvement by providing enterprise-wide access to information on a scale that is unthinkable using paper records. Patient information--including financial documents, X rays, MRIs, CAT scans, and other kinds of images--are digitally scanned or captured automatically from equipment, and stored online. The system integrates these images with existing applications and functions throughout the enterprise, providing authorized users with instant and simultaneous access to valuable diagnostic and financial records. For example, care givers can view digitized X rays and other medical images from patient care locations, such as intensive care and trauma units, thus saving vital time when treating critically ill patients.

     SMS' advanced clinical workstation offers care providers a seamless, intuitive view of network-wide patient activities and treatment across the continuum of care. It offers graphical formats, windows, and icons that facilitate quick, easy access and entry from any on-site or satellite location. It includes all clinical applications and electronic patient record information, enabling care givers to more easily review and update observations, vital signs, assessments, progress notes, orders, medications, and results. They can also view medical images, control clinical monitors remotely, and access electronic mail and reference libraries.

(CALL OUT - CUSTOMER QUOTE)

Our state-of-the-art information system has helped us recruit and retain physicians, nurses, and other care providers and has helped us cut the time spent on nursing documentation. The success of our implementation is the result of a strong nursing link to Information Systems as well as our strong partnership with SMS.

Sally Mapstone, M.S.N., R.N.

Vice President of Nursing

Hamot Health Foundation

Erie, Pennsylvania

Solutions for Managing Operations

     SMS financial systems provide tools that help healthcare executives proactively manage their operations and respond to a tougher reimbursement environment. They encompass the entire spectrum of financial functions, including billing and receivables management, accounting and financial management, and personnel, property, and materials management. Managed care tools, such as SMS cost accounting, aid executives in evaluating service costs, assessing product line profitability, and reviewing diverse contractual arrangements. SMS systems also provide the flexibility to accommodate the financial needs of individual entities, such as physicians groups, as well as those of the enterprise as a whole.

     The SMS electronic business office combines powerful document imaging, financial management, and automated data exchange capabilities that improve cash flow, speed collections, and increase productivity. Customers have the ability to perform pre-billing, billing, and collection activities in a highly automated, virtually paperless environment. Document imaging significantly enhances productivity by enabling healthcare professionals to quickly and easily store and access financial documents online from any location. Receivables management tools help customers successfully manage patient accounts from pre-admission to patient follow-up, reducing AR days and enhancing patient relations. And SMS' Healthcare Data Exchange enables healthcare networks to electronically send and receive clinical and financial data such as eligibility verifications, claims, and remittances, electronically to payors, government agencies, employers, and other organizations.

     SMS' Laboratory, Radiology, Pharmacy, Nursing, and Medical Records systems provide ancillary departments with comprehensive productivity, quality, and inventory control tools that are fully integrated with our network-wide healthcare information systems. Requests, orders, and results can be entered once from any location, communicated throughout the network, and maintained as an integral part of the electronic patient record. SMS' new ancillary system enhancements, including the medical image review workstation, mammography module, and rules-based laboratory management protocols, assist our customers in their efforts to provide responsive, clinically advanced, and cost-effective services to their patients.

Solutions for Developing Successful Enterprises

     SMS Decision Support systems translate data from internal and external sources into knowledge-based, graphical information that healthcare executives can use to build successful healthcare enterprises. These unique management tools enable customers to merge their

(CALL OUT - CUSTOMER QUOTE)

If we can't manage information, we can't manage healthcare. SMS provides the medium by which we manage all the information we need to deliver quality healthcare.

Leo Mercer, M.D.

Chief of Staff

R.E. Thomason

General Hospital

El Paso, Texas
information with that from other healthcare institutions and public sources to obtain insight to the development of profitable alliances. Comparative reporting against physician populations aids administrators in identifying the highest quality and most efficient providers to include in their network. Customers can also simulate managed care contracts to determine the organizations with which to contract, as well as the rates and terms of those contracts. And cross-organization reporting integrates information across their entire network, facilitating the evaluation of their overall operations and strengthening their business operations and market position.

Solutions that Span the Globe

     In 1993, SMS extended our European operations by opening new European-based offices, expanding our management and support teams, and implementing Customer-Driven Quality initiatives. Despite an economic recession and a changing political climate, our growth in new and add-on sales continued in the United Kingdom, Germany, Spain, Holland, Ireland, France, and Italy. SMS remains the leading global provider of healthcare information systems, serving more customers in more European countries than any European vendor and more than all other U.S.-based vendors combined.

     United States and European healthcare delivery and national financing methods continue to converge, increasing the value and importance of sharing ideas, resources, and efforts across the Atlantic. Like their United States counterparts, European healthcare providers require unified, comprehensive clinical and financial information systems, seamless patient views, and open system solutions. They, too, must improve patient access to healthcare services while balancing costs with quality treatment and outcomes.

     SMS' healthcare information systems, networks, and services are designed and enhanced to meet the needs of all of our customers, both domestic and international. At the same time, our systems provide the flexibility and online customization tools to accommodate the unique needs of each country and every individual customer. SMS' proven ability to package, transport, and deliver new products and technologies across the globe reinforces our long-term commitment to the European community.

Solutions for Added Value

     SMS provides value-added professional services that help healthcare enterprises respond strategically to today's healthcare reform issues by employing a combination of procedures, software, hardware, and technology. SMS' process engineering services assist customers in making changes to their operational environments that dramatically improve efficiency and productivity throughout their entire enterprise.

(CALL OUT - CUSTOMER QUOTE)

Excellent cooperation with SMS Nederland over the past six years and our confidence in their development of new products led to our decision to imple-ment a new SMS system hospital wide in 1994.

J.G.M. Wolters

Manager, EDP

Streekziekenhuis Koningin Beatrix

Winterswijk

The Netherlands

     In 1993, SMS clinical, financial, and technical specialists worked with many healthcare providers to enhance their performance by blending newly defined clinical protocols into their healthcare delivery process. For example, we helped one customer reduce annual variable costs by $1 million by building care protocols and implementing them throughout their organization. SMS worked with another healthcare partner to develop prototypes for automated treatment and outcomes protocols that can be integrated with patient care delivery. And as a by-product of our professional services efforts, SMS continually identifies new information system capabilities and technical solutions which have broad applicability and which we can then make available to all our customers.

     When evaluating the impact of reform on their business, many healthcare enterprises recognize outsourcing as a way to preserve capital and free time for healthcare-related initiatives. Today, many hundreds of SMS' U.S. customers enjoy the advantages and risk protection of having SMS operate their software remotely at our Information Systems Center. SMS also offers a range of outsourcing services at customer locations, from computer programming to the management of an entire data center.

Facing the Future Together

     In 1993, healthcare enterprises throughout the world relied on SMS information systems to help them make the changes to their business structures and delivery methods that will effectively address skyrocketing costs and government health reforms. SMS' electronic patient record, imaging, Healthcare Data Exchange, managed care applications, and Decision Support systems are helping customers build strategic networks, connect and share data electronically, and balance costs with quality.

     SMS is well positioned to provide the vast array of products and services that the future healthcare environment will require. Long-standing partnerships with our customers and employees enable SMS to continue to set the standard of excellence for healthcare information systems and to maintain a solid position of industry leadership. As their dedicated partner, SMS will continue to work with our customers to define strategic business solutions that will secure their future success.

(CALL OUT - CUSTOMER QUOTE)

Previously we viewed SMS as a vendor. Now we are including SMS in our stategic planning as an integral part of our management team. We are thinking along the same lines and are developing what is best for our community.

M.T. Philpot

President and

Chief Executive Officer

Tarrant County

Hospital District

Fort Worth, Texas

Shared Medical Systems Corporation
- --------------------------------------------------------------------------------
Financial Statements


- --------------------------------------------------------------------------------

Index
- --------------------------------------------------------------------------------
Summary of Consolidated Operations                                            14
- --------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition
 and Results of Operations                                                    14
- --------------------------------------------------------------------------------
Analysis of Changes in Consolidated Expenses                                  15
- --------------------------------------------------------------------------------
Summary of Consolidated Financial Position                                    17
- --------------------------------------------------------------------------------
Consolidated Balance Sheet                                                    20
- --------------------------------------------------------------------------------
Consolidated Statement of Income                                              22
- --------------------------------------------------------------------------------
Consolidated Statement of Cash Flows                                          23
- --------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Investment                            24
- --------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                                    25
- --------------------------------------------------------------------------------
Report of Independent Public Accountants                                      31
- --------------------------------------------------------------------------------

Shared Medical Systems Corporation
- --------------------------------------------------------------------------------
Summary of Consolidated Operations
(000 omitted, except per share amounts)

The following should be read in conjunction with the accompanying consolidated financial statements and related notes appearing elsewhere in this report.

- -----------------------------------------------------------------------------------------------------------
                                                   Income                                       Average
                                                   Before       Income       Net    Net Income   Shares
                    Revenues       Expenses(1)      Taxes        Taxes     Income   Per Share  Outstanding
- -----------------------------------------------------------------------------------------------------------
1993.............. $501,283        $449,605        $51,678        $20,665  $31,013      $1.35       23,046
1992..............  469,624         424,578         45,046         16,667   28,379       1.24       22,880
1991..............  438,705         399,193         39,512         14,224   25,288       1.11       22,761
1990..............  403,127         369,308         33,819         11,160   22,659       1.01       22,437
1989..............  390,004         362,964         27,040(2)       8,922   23,118(2)    1.01(2)    22,907
- -----------------------------------------------------------------------------------------------------------
(1) Cost of Hardware Sales is included in the Expenses column.
(2) In 1989, income before taxes includes nonrecurring charges related primarily to certain employee benefit plans and equipment reserves. In addition, net income includes a $5,000,000 favorable cumulative adjustment ($.22 per share) for the change in accounting for income taxes from the deferral to the liability method.
- -----------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS - GENERAL

     The Company provides services and systems to healthcare organizations, such as clinics, physician group practices, medical schools, public health departments, home healthcare organizations, hospitals of all types (urban, teaching, suburban, rural, specialty), proprietary hospital companies, and not-for-profit multihospital groups. The Company's revenues include service and system fees derived from computer-based information processing systems and software, related professional services and support, and hardware leases. These professional services consist of a variety of services related to the information processing systems business, such as systems installation and support, software and network customization, information system planning and integration, business office consulting, facilities management, and customer education. The remainder of the Company's revenues are primarily generated from hardware sales to its healthcare customers and interest on short-term investments.

     As the information processing requirements of the healthcare industry have continued to grow, the business of providing information has become more complex. Additionally, changes in the way healthcare organizations are structured and reimbursed, combined with pressures to control costs and eliminate excess capacity in the healthcare delivery system, have created new and increased demands for the Company's services and systems. The Company's services and systems have been provided to customers under both fixed-period contracts and perpetual license contracts. Fixed-period contracts have terms primarily ranging from one to seven years, and generally allow price increases annually, limited to the increase in the Consumer Price Index. The Company has increased some of its prices under these contract provisions. Fixed-period agreements produce recurring revenues over the term of each contract, in contrast to perpetual license agreements, where software fees are recognized over the installation period and the related support fees are recognized over the term of the support agreement.

     The Company's information processing services and systems operate on computer systems that range from personal computers to minicomputers to mainframes. Depending on the type of product or service selected, most equipment utilized by the customer is provided by the Company under fixed-period lease agreements or sales agreements.

RESULTS OF OPERATIONS FOR 1993 COMPARED TO 1992

     In 1993, revenues grew 6.7%, to $501,283,000 compared to 1992. Net income was $31,013,000 and net income per share was $1.35 for the year ended December 31, 1993, which represent increases of 9.3% and 8.9%, respectively, compared to 1992.

- --------------------------------------------------------------------------------
Analysis of Changes in Consolidated Expenses
(000 omitted)

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                  Change                     Change
                                                                                   from                       from
                                                                      1993      Prior Year      1992       Prior Year      1991
- -----------------------------------------------------------------------------------------------------------------------------------
Cost of hardware sales.........................................      $38,571       $1,077      $37,494        $912       $36,582
                                                                    ===============================================================
   Percentage of hardware sales revenues.......................         79.6%                     78.1%                     76.1%
                                                                    ===============================================================
- -----------------------------------------------------------------------------------------------------------------------------------
Operating and development....................................       $210,248      $ 4,970     $205,278     $(1,201)     $206,479
  Percentage of service and system fees revenues.............           46.4%                     48.7%                     52.8%
Marketing and installation...................................        155,330       16,667      138,663      21,063       117,600
  Percentage of service and system fees revenues.............           34.3%                     32.9%                     30.1%
General and administrative...................................         44,107        2,069       42,038       4,529        37,509
  Percentage of service and system fees revenues.............            9.8%                     10.0%                      9.6%
Interest.....................................................          1,349          244        1,105          82         1,023
  Percentage of service and system fees revenues.............            0.3%                      0.2%                      0.3%
                                                                    --------------------------------------------------------------
    Total....................................................       $411,034      $23,950     $387,084     $24,473      $362,611
                                                                    ==============================================================
      Percentage of service and system fees revenues.........           90.8%                     91.8%                     92.8%
                                                                    ==============================================================
- ----------------------------------------------------------------------------------------------------------------------------------

. Service and system fees revenues increased to $452,797,000 in 1993 from $421,620,000 in 1992. Contributing to this change were higher levels of professional services, support and installations, and system processing fees.

. Hardware sales revenues of $48,486,000 in 1993 did not vary significantly from the prior year.

. Cost of hardware sales increased to 79.6% of hardware sales revenues in 1993 from 78.1% in 1992, due primarily to the different product mixes for systems installed in each year, and reduced hardware margins in line with industry trends.

. Operating and development expenses decreased to 46.4% of service and system fees revenues in 1993 from 48.7% in 1992, primarily due to efficiencies gained through decreased costs for computer hardware at the Company's Information Systems Center, which were partially offset by increased personnel costs to support higher levels of professional services, primarily related to installations, provided by the Company in 1993.

. Marketing and installation expenses increased to 34.3% of service and system fees revenues in 1993 from 32.9% in 1992, due to increased costs for personnel, travel and living, and outside consulting fees, which were related to higher levels of professional services for installation and support activities. Also contributing to this change were increases in commissions expense, which were primarily due to the higher level of revenues generated in 1993.

. General and administrative expenses, as a percentage of service and system fees revenues, decreased to 9.8% in 1993 from 10.0% in 1992 primarily due to decreases in certain administrative expenses as part of the Company's ongoing efforts to control costs, which were partially offset by increased personnel costs.

. Interest expense was $1,349,000 in 1993 compared to $1,105,000 in 1992. This increase was primarily due to a higher level of average outstanding borrowings associated with the Company's short-term loan obligations and capital leases in 1993 compared to 1992.

. Income Taxes were $20,665,000 in 1993 and $16,667,000 in 1992. The Company's effective tax rate for federal, state, and foreign income taxes was 40.0% in 1993 compared to 37.0% in 1992. The higher rate in 1993 compared to 1992 was primarily due to the increase in the statutory corporate rate for federal income taxes enacted in 1993, additional tax provisions to adjust the Company's deferred tax liability resulting from the new federal rate, and increases in certain non-deductible items. Excluding the additional provision needed to increase the Company's deferred tax liability to the new federal tax rate, the Company's effective tax rate for 1993 was 39.0%.

Shared Medical Systems Corporation
- --------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS FOR 1992 COMPARED TO 1991

     In 1992, revenues grew 7.0%, to $469,624,000 compared to 1991. Net income was $28,379,000 and net income per share was $1.24 for the year ended December 31, 1992, which represent increases of 12.2% and 11.7%, respectively, compared to 1991.

. Service and system fees revenues increased to $421,620,000 in 1992 from $390,626,000 in 1991. Contributing to this change were higher levels of professional services and support fees, and increased system sales and installations. This increase was partially offset by reduced revenues caused by the disposition of the Company's physician's practice management business in the first quarter of 1992.

. Hardware sales revenues of $48,004,000 in 1992 did not vary significantly from the prior year.

. Cost of hardware sales increased to 78.1% of hardware sales revenues in 1992 from 76.1% in 1991, due primarily to the different product mixes for systems installed in each year.

. Operating and development expenses decreased to 48.7% of service and system fees revenues from 52.8% in 1991, primarily due to decreased costs associated with the disposition of the Company's physician's practice management business in the first quarter of 1992. This decrease was partially offset by increased personnel costs to support higher levels of professional services provided by the Company in 1992.

. Marketing and installation expenses increased to 32.9% of service and system fees revenues in 1992 from 30.1% in 1991, due to increased costs for personnel and outside consulting fees, which were related to higher levels of professional services for installation and support activities. Also contributing to this change were increases in commissions expense, which were primarily due to the higher levels of contracts signed and revenues generated in 1992.

. General and administrative expenses, as a percentage of service and system fees revenues, increased to 10.0% in 1992 from 9.6% in 1991 primarily due to increased legal and personnel costs.

. Interest expense was $1,105,000 in 1992 compared to $1,023,000 in 1991. This increase was primarily due to a higher level of average outstanding borrowings associated with the Company's short-term loan obligations and capital leases in 1992 compared to 1991.

. Income Taxes were $16,667,000 in 1992 and $14,224,000 in 1991. The Company's effective tax rate for federal, state, and foreign income taxes was 37.0% in 1992 compared to 36.0% in 1991. This variation in rates was primarily due to an increase in the effective rate for foreign and state income taxes.

INFLATION

     Significant portions of the Company's expenses are inflation sensitive. Rising costs for the years ended December 31, 1993, 1992, and 1991 have been partially offset by increased employee and computer productivity.

Shared Medical Systems Corporation
- --------------------------------------------------------------------------------
Summary of Consolidated Financial Position
(000 omitted, except per share amounts)

- ----------------------------------------------------------------------------------------------------------------------

                                                 Stockholder's Investment
                                                 ------------------------
          Total    Long-Term        Total                               Current       Current      Working     Current
         Assets    Obligations   Liabilities(1)  Amount     Per Share    Assets     Liabilities    Capital      Ratio
- ----------------------------------------------------------------------------------------------------------------------
1993....$341,442      $6,395      $143,236      $198,206      $8.71     $165,536      $92,840      $72,696     1.78:1
1992.... 305,604       2,291       119,008       186,596       8.27      156,428       87,944       68,484     1.78:1
1991.... 292,790       4,237       115,577       177,213       7.89      151,007       81,956       69,051     1.84:1
1990.... 286,021       4,415       113,657       172,364       7.69      140,178       82,196       57,982     1.71:1
1989.... 277,581       4,805       109,733       167,848       7.45      133,491       75,139       58,352     1.78:1
- ----------------------------------------------------------------------------------------------------------------------
(1) Long-Term Obligations are included in the Total Liabilities column.
- ----------------------------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

     Total assets increased from $292,790,000 at January 1, 1992 to $341,442,000 at December 31, 1993. Stockholders' investment increased from $177,213,000 to $198,206,000 over the same period. These changes resulted primarily from operations. During this period, the Company financed most of its capital expenditures and working capital requirements from operations. The major uses of funds during this period were for investments in computer equipment and software, quarterly dividends, and the acquisition of and related loan to a newly-formed home healthcare software partnership. At the end of 1993, cash and short-term investments were $35,826,000 compared to $27,297,000 at the beginning of 1992.

     Net cash flows from operating activities increased to $67,778,000 in 1993 compared to $50,156,000 in 1992. This change was primarily due to the improvements in cash flows caused by increases in deferred revenues of $13,316,000, accrued and deferred income taxes of $6,014,000, and the growth in net income, adjusted for non-cash expenses such as depreciation and amortization, of $3,832,000. These increases in cash flows were partially offset by reduced cash flows related to accounts payable and accrued expenses of $2,326,000, and prepaid expenses, inventories, etc. of $2,260,000. Cash flows related to accounts receivable were essentially unchanged in 1993 when compared to 1992. Accounts receivable increased 2.4% in 1993 over 1992, however, accounts receivable days outstanding decreased in 1993 when compared to 1992.

     Net cash flows from operating activities decreased to $50,156,000 in 1992 compared to $65,174,000 in 1991. This change was primarily due to reduced cash flows related to other assets of $11,813,000, accounts receivable of $9,180,000, and deferred revenues of $5,232,000. Reduced cash flows related to other assets was primarily due to growth in long-term receivables. These long-term receivables arose in the normal course of business and bear interest at market rates. Accounts receivable increased 2.5% in 1992 over 1991, however, accounts receivable days outstanding decreased in 1992 when compared to 1991. Also affecting this change in cash flows was the Company's successful restructuring of its collection process in 1991. These reductions in cash flows, in 1992 compared to 1991, were partially offset by increased cash flows provided from the growth in net income, adjusted for non-cash expenses such as depreciation and amortization, of $3,701,000, and the increase in accounts payable and accrued expenses of $8,345,000.

Shared Medical Systems Corporation
- --------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

- --------------------------------------------------------------------------------

     Cash flows used for investing activities were $44,021,000, $27,817,000, and $28,103,000 in 1993, 1992, and 1991, respectively. Investing cash flows in 1993 included the Company's acquisition of a 50% ownership share in Delta Health Systems, a newly-formed home healthcare software partnership, for $6,500,000, issuance of a long-term loan to Delta Health Systems of $1,700,000, purchase of an office building in Spain for $4,811,000, and an increase of $2,665,000 in purchases of inhouse computer and data communications equipment compared to 1992.

     The following is an analysis of major additions to property, equipment, and computer software, excluding equipment acquired under capital leases, for the three-year period ended December 31, 1993:

                                                         (000 omitted)
- -------------------------------------------------------------------------
                                                  1993     1992    1991
- -------------------------------------------------------------------------
Inhouse computer and data
  communications equipment...................... $11,316  $8,651  $10,644
Minicomputers and terminals, most
  of which are leased to customers..............   3,259   3,562    8,088
Internally produced capitalized
  software......................................   8,700   8,150    6,500
Purchased software..............................   2,411   2,318    1,345
Building........................................   4,811     -        -
- -------------------------------------------------------------------------

     Inhouse computer and data communications equipment is used primarily to process, store, and retrieve customer information at the Company's Information Systems Center. Capital expenditures for inhouse computer equipment vary depending upon whether the equipment is purchased or obtained under operating leases. Capital expenditures for minicomputers and terminals fluctuate due to changes in vendor pricing, unit volumes, and the customers' decisions to buy or lease hardware.

     Cash flows used for financing activities were $18,785,000, $18,782,000, and $20,469,000 in 1993, 1992, and 1991, respectively. The significant use of cash in each of these three years was for the payment of common stock dividends. These dividend payments were $18,989,000 in 1993, $18,883,000 in 1992, and $18,844,000 in 1991.

     Management is not aware of any potential material impairments to the Company's strong financial position. The most significant requirements for funds now anticipated are as follows:

. Equipment - During 1994, the Company anticipates that capital expenditures for equipment will be in line with similar expenditures in recent years. Factors such as business activity levels, buy versus lease decisions, and vendor pricing will continue to affect capital equipment expenditures.

. Dividends - During each of the three years in the period ended December 31, 1993, cash dividends declared were $.84 per share. All dividends were declared in the last month of each calendar quarter and paid the following month. The Company anticipates paying approximately $19,000,000 in dividends in 1994.

. Stock repurchase - The Company's Board of Directors has authorized the repurchase of up to 5,000,000 shares of the Company's common stock. As of December 31, 1993, 2,873,500 shares, at a cumulative cost of $54,325,000, have been repurchased. During 1993, 1992, and 1991, no shares were repurchased.

     The Company expects to finance most of its capital requirements with internally generated funds. Currently, the Company has lines of credit with banks of approximately $50,000,000, primarily at their prime interest rates. These lines are used from time to time to supplement cash provided from operating activities.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Table I
- --------------------------------------------------------------------------------
Operating Ratios
- --------------------------------------------------------------------------------

                                                                                                   Cash Dividends Declared
                                                                                                   -----------------------

                                                                                         Return on    Compared to
                      Operating          Hardware       Pretax     Net        Tax        Average      Prior Year's    Per
                        Margin            Margin         Margin    Margin      Rate      Investment    Net Income    Share
- ---------------------------------------------------------------------------------------------------------------------------
1993...................  9.2%              20.4%        10.3%       6.2%       40.0%        16.1%        67.0%       $.84
1992...................  8.2               21.9          9.6        6.0        37.0         15.6         74.8         .84
1991...................  7.2               23.9          9.0        5.8        36.0         14.5         83.2         .84
1990...................  5.8               28.2          8.4        5.6        33.0         13.3         81.4         .84
1989...................  4.1(1)            25.2          6.9(1)     5.9(1)     33.0         13.7         65.3         .84
- ---------------------------------------------------------------------------------------------------------------------------

(1) In 1989, operating margin and pretax margin include nonrecurring charges related primarily to certain employee benefit plans and equipment reserves. In addition, net margin includes a $5,000,000 favorable cumulative adjustment ($.22 per share) for the change in accounting for income taxes from the deferral to the liability method.

Table II
- --------------------------------------------------------------------------------
Market Price and Dividends Declared Per Share
- --------------------------------------------------------------------------------

                                                                       Dividends
1992                                  High              Low            Declared
- --------------------------------------------------------------------------------
First Quarter......................   $24 3/8           $19 1/4          $.21
Second Quarter.....................    20 5/8            16 7/8           .21
Third Quarter......................    22 3/8            17 3/4           .21
Fourth Quarter.....................    22 3/4            19 7/8           .21
- --------------------------------------------------------------------------------
1993
- --------------------------------------------------------------------------------
First Quarter......................   $24 3/8           $20 3/4          $.21
Second Quarter.....................    23 7/8            19 1/2           .21
Third Quarter......................    24 1/2            17 1/2           .21
Fourth Quarter.....................    26                21 1/2           .21
- --------------------------------------------------------------------------------

Note: As of December 31, 1993, there were 5,684 stockholders of record of the Company's common stock. The Company's common stock is traded over-the-counter in the NASDAQ National Market System under the symbol SMED. The prices shown in the table above are the high and low transaction prices as quoted in the NASDAQ National Market System.



Table III
- --------------------------------------------------------------------------------
Selected Quarterly Financial Data.
(000 omitted except per share amounts)
- --------------------------------------------------------------------------------

                                        Income          Net         Net Income
1992                     Revenues     Before Taxes     Income        Per Share
- --------------------------------------------------------------------------------
First Quarter.........  $112,459        $10,806        $6,808         $.30
Second Quarter........   116,724         11,310         7,125          .31
Third Quarter.........   115,896         11,390         7,176          .31
Fourth Quarter........   124,545         11,540         7,270          .32
- --------------------------------------------------------------------------------

1993
- --------------------------------------------------------------------------------
First Quarter.........  $117,220        $12,159        $7,539         $.33
Second Quarter........   124,146         12,657         7,847          .34
Third Quarter.........   123,734         13,019         7,192          .31
Fourth Quarter........   136,183         13,843         8,435          .37
- --------------------------------------------------------------------------------

Shared Medical Systems Corporation
- --------------------------------------------------------------------------------
Consolidated Balance Sheet

                                                              December 31
- --------------------------------------------------------------------------------
                                                          1993           1992
- --------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and short-term investments................   $ 35,826,000   $ 30,854,000
   Accounts receivable, net of
    reserve of $4,279,000 in 1993 and
    $4,991,000 in 1992 (Note 1)...................    113,138,000    110,482,000
   Prepaid expenses, inventories, etc.
    (Note 1)......................................     16,572,000     15,092,000
                                                     ---------------------------
     Total Current Assets.........................    165,536,000    156,428,000
                                                     ---------------------------

Property and Equipment, at  cost (Notes 1 & 8):
   Land and land improvements.....................     10,703,000     10,599,000
   Buildings......................................     57,368,000     51,670,000
   Equipment......................................    183,257,000    174,451,000
                                                     ---------------------------
                                                      251,328,000    236,720,000
     Less: Accumulated depreciation and
      amortization................................    146,463,000    139,918,000
                                                     ---------------------------
                                                      104,865,000     96,802,000
                                                     ---------------------------
Computer Software, net of accumulated
 amortization of $28,552,000 in 1993 and
 $24,002,000 in 1992 (Note 1).....................     33,547,000     29,484,000
                                                     ---------------------------
Other Assets (Note 1).............................     37,494,000     22,890,000
                                                     ---------------------------
                                                     $341,442,000   $305,604,000
                                                     ===========================
- --------------------------------------------------------------------------------
The accompanying notes are an integral part of this statement.

- --------------------------------------------------------------------------------

                                                           December 31
- --------------------------------------------------------------------------------
                                                      1993             1992
- --------------------------------------------------------------------------------
Liabilities and Stockholders' Investment

Current Liabilities:

   Notes payable (Note 7).......................  $  5,830,000     $  6,934,000
   Current portion of long-term obligations
    under capital leases (Note 8)...............     2,433,000        1,293,000
   Dividends payable............................     4,778,000        4,739,000
   Accounts payable.............................    16,509,000       14,838,000
   Accrued expenses (Note 1)....................    32,434,000       30,075,000
   Current deferred revenues (Note 1)...........    23,477,000       22,725,000
   Accrued and current deferred income
    taxes (Notes 1 & 3).........................     7,379,000        7,340,000
                                                  -----------------------------
      Total Current Liabilities.................    92,840,000       87,944,000
                                                  -----------------------------
Deferred Revenues (Note 1)......................    21,619,000       12,583,000
                                                  -----------------------------
Long-Term Obligations Under Capital
 Leases (Note 8)................................     6,395,000        2,291,000
                                                  -----------------------------
Deferred Income Taxes (Notes 1 & 3).............    22,382,000       16,190,000
                                                  -----------------------------
Commitments (Note 8)

Stockholders' Investment (Notes 1, 5 & 6):
  Preferred stock, par value $.10; authorized
   1,000,000 shares; none issued................         -                -
  Common stock, par value $.01;
   authorized 60,000,000 shares;

                               1993        1992
                            ----------------------
   Shares issued........... 26,770,731  26,580,251
   Less--
     Treasury shares:
       Donated.............  1,114,400   1,114,400
       Purchased...........  2,903,523   2,899,554
   Shares outstanding...... 22,752,808  22,566,297     268,000          266,000
Paid-in capital (Note 6).......................     28,829,000       25,594,000
Retained earnings..............................    228,831,000      216,846,000
Purchased common stock in treasury,
 at cost (Note 5)..............................    (54,948,000)     (54,864,000)
Cumulative translation adjustment (Note 1).....     (4,774,000)      (1,246,000)
                                                  -----------------------------
   Total Stockholders' Investment..............    198,206,000      186,596,000
                                                  -----------------------------
                                                  $341,442,000     $305,604,000
                                                  =============================
- -------------------------------------------------------------------------------

Shared Medical Systems Corporation
- ----------------------------------------------------------------------------
Consolidated Statement of Income

                                            Year Ended December 31
- ----------------------------------------------------------------------------
                                   1993            1992            1991
- ----------------------------------------------------------------------------
Revenues:
 Service and system fees
  (Note 1)..................    $452,797,000    $421,620,000    $390,626,000
 Hardware sales (Note 1)....      48,486,000      48,004,000      48,079,000
                               ---------------------------------------------
                                 501,283,000     469,624,000     438,705,000
Cost of Hardware Sales......      38,571,000      37,494,000      36,582,000
                               ---------------------------------------------
Revenues Less Cost of
 Hardware Sales.............     462,712,000     432,130,000     402,123,000
                               ---------------------------------------------
Expenses:
 Operating and development..     210,248,000     205,278,000     206,479,000
 Marketing and installation.     155,330,000     138,663,000     117,600,000
 General and administrative.      44,107,000      42,038,000      37,509,000
 Interest (Notes 7 & 8).....       1,349,000       1,105,000       1,023,000
                               ---------------------------------------------
                                 411,034,000     387,084,000     362,611,000
                               ---------------------------------------------
Income Before Income Taxes..      51,678,000      45,046,000      39,512,000
Provision for Income Taxes
 (Note 3)...................      20,665,000      16,667,000      14,224,000
                               ---------------------------------------------
Net Income..................    $ 31,013,000    $ 28,379,000    $ 25,288,000
                               =============================================
Net Income Per Common Share
 (Note 2)...................           $1.35           $1.24           $1.11
                               =============================================
Number of shares used to
 compute per share amounts..      23,046,000      22,880,000      22,761,000
                               =============================================

- -------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

Shared Medical Systems Corporation
- --------------------------------------------------------------------------------
Consolidated Statement of Cash Flows


                                                       Year Ended December 31
- ---------------------------------------------------------------------------------------
                                               1993            1992            1991
- ---------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income..........................     $ 31,013,000    $ 28,379,000    $ 25,288,000
  Adjustments to reconcile net income
   to net cash provided by operating
   activities -
    Depreciation and amortization.....       30,815,000      29,617,000      29,007,000
    Asset (increase) decrease -
     Accounts receivable..............       (2,656,000)     (2,644,000)      6,536,000
     Prepaid expenses, inventories,
      etc.............................       (1,480,000)        780,000        (763,000)
     Other assets.....................       (7,982,000)     (7,952,000)      3,861,000
    Liability increase (decrease) -
     Accounts payable and accrued
      expenses........................        4,030,000       6,356,000      (1,989,000)
     Accrued and current deferred
      income taxes....................           39,000         487,000       2,510,000
     Deferred revenues................        9,788,000      (3,528,000)      1,704,000
     Deferred income taxes............        6,192,000        (270,000)        254,000
    Other.............................       (1,981,000)     (1,069,000)     (1,234,000)
                                           --------------------------------------------
     Net cash provided by operating
      activities......................       67,778,000      50,156,000      65,174,000
                                           --------------------------------------------
Cash Flows from Investing Activities:
  Property and equipment additions....      (24,945,000)    (18,423,000)    (21,550,000)
  Investment in computer software.....      (11,111,000)    (10,468,000)     (7,845,000)
  Partnership investment and related
   loan...............................       (8,200,000)         --              --
  Dispositions of equipment...........          235,000       1,074,000       1,292,000
                                           --------------------------------------------
  Net cash used for investing
   activities.........................      (44,021,000)    (27,817,000)    (28,103,000)
                                           --------------------------------------------
Cash Flows from Financing Activities:
  Dividends paid......................      (18,989,000)    (18,883,000)    (18,844,000)
  Purchase of treasury stock..........          (84,000)       (202,000)       (139,000)
  Payments on long-term obligations...       (1,845,000)     (4,181,000)     (1,635,000)
  (Decrease) increase in notes payable       (1,104,000)      2,347,000        (352,000)
  Exercise of stock options...........        3,237,000       2,137,000         501,000
                                           --------------------------------------------
     Net cash used for financing
      activities......................      (18,785,000)    (18,782,000)    (20,469,000)
                                           --------------------------------------------
Net Increase in Cash and Short-Term
 Investments..........................        4,972,000       3,557,000      16,602,000
Cash and Short-Term Investments,
 Beginning of Year....................       30,854,000      27,297,000      10,695,000
                                           --------------------------------------------
Cash and Short-Term Investments, End
 of Year..............................     $ 35,826,000    $ 30,854,000    $ 27,297,000
                                           ============================================

- --------------------------------------------------------------------------------

Shared Medical Systems Corporation
- --------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Investment
For the Years Ended December 31, 1993, 1992, and 1991



- -----------------------------------------------------------------------------------------------------------------------------------
                                         Common Stock                                                                  Cumulative
                                 ------------------------------       Paid-in         Retained         Treasury        Translation
                                    Shares          Par Value         Capital         Earnings           Stock         Adjustment
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1991.......     26,415,564         $264,000      $22,958,000     $200,937,000     $(54,523,000)     $ 2,728,000
 Common stock transactions -
  Exercise of stock options
   and grant of restricted
   shares (Note 6).............         40,846            1,000          500,000
  Change in treasury stock.....                                                                           (139,000)
 Dividends on common stock.....                                                       (18,851,000)
 Net income....................                                                        25,288,000
 Translation adjustment (Note
  1)...........................                                                                                          (1,950,000)

                                 --------------------------------------------------------------------------------------------------
Balance, December 31, 1991.....     26,456,410          265,000       23,458,000      207,374,000      (54,662,000)         778,000
 Common stock transactions -
  Exercise of stock options
   and grant of restricted
   shares (Note 6).............        123,841            1,000        1,836,000
  Tax benefit from the
   exercise of
   non-qualified stock options.                                          300,000
  Change in treasury stock.....                                                                           (202,000)
 Dividends on common stock.....                                                       (18,907,000)
 Net income....................                                                        28,379,000
 Translation adjustment (Note
  1)...........................                                                                                          (2,024,000)

                                 --------------------------------------------------------------------------------------------------
Balance, December 31, 1992.....     26,580,251          266,000       25,594,000      216,846,000      (54,864,000)      (1,246,000)


 Common stock transactions -
  Exercise of stock options
   and grant of restricted
   shares (Note 6).............        190,480            2,000        2,610,000
  Tax benefit from the exercise
   of non-qualified stock
   options.....................                                          625,000
  Change in treasury stock.....                                                                            (84,000)
 Dividends on common stock.....                                                       (19,028,000)
 Net income....................                                                        31,013,000
 Translation adjustment (Note
  1)...........................                                                                                          (3,528,000)

                                 --------------------------------------------------------------------------------------------------
Balance, December 31, 1993.....     26,770,731         $268,000      $28,829,000     $228,831,000     $(54,948,000)     $(4,774,000)

                                 ==================================================================================================

- --------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

Shared Medical Systems Corporation
- -------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1993, 1992, and 1991
- -------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries. The financial position and results of operations of the Company's foreign branches and subsidiaries are included in the accompanying consolidated financial statements on the basis of their fiscal year ends, all of which are within three months of the calendar year end. The Company's investment in Delta Health Systems, a 50%-owned affiliate, is accounted for under the equity method. All significant intercompany transactions and accounts have been eliminated.

     Recognition of Revenues - The Company's products are provided to customers based upon contractual agreements generally ranging from one to seven years. Service revenues, which include processing fees, professional service and support fees, are recorded in the period in which the services are performed. Perpetual software license fees are recognized primarily over the installation period. Hardware sales are recognized generally upon productive use of the equipment. All fees are billable according to the specific terms in each customer contract. Current and noncurrent deferred revenues totalling $45,096,000 at December 31, 1993 and $35,308,000 at December 31, 1992, represent funds received by the Company in advance of services being performed, which are deferred and recognized as revenues when earned. At December 31, 1993 and 1992, accounts receivable included $42,167,000 and $39,255,000, respectively, of unbilled revenues recognized under certain long-term software license, installation, and hardware contracts. Such unbilled receivables arise from the consistent application of the revenue recognition policies described above, and have increased due to the growth in the Company's business. These receivables will be billed in accordance with individual customer contracts, which generally occurs within six months of revenue recognition. The Company has provided long-term financing arrangements, at market rates of interest, to some of its customers. The long-term portion of these financing arrangements, included in other assets, was $21,679,000 and $14,310,000 at December 31, 1993 and 1992,
respectively. Interest income from short-term investments included in revenues was $745,000 in 1993, $1,627,000 in 1992, and $1,029,000 in 1991.

     Prepaid Expenses, Inventories, etc. - Included in prepaid expenses, inventories, etc. are deferred charges of $5,503,000 at December 31, 1993 and $5,088,000 at December 31, 1992, representing the cost of equipment which will be expensed when the related revenues are earned.

     Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives, which range from two to fifteen years. The Company's buildings, not including equipment therein, are being depreciated using a 45-year life.

     Computer Software - The Company capitalizes the cost of certain internally produced computer software and purchased software. Capitalization for internally produced software begins when a project reaches technological feasibility and ceases when the software is available for general release to customers. Internally produced computer software costs, net of accumulated amortization, were $29,222,000 and $25,986,000 as of December 31, 1993 and 1992,
respectively. Amortization related to internally produced software amounted to $5,464,000 in 1993, $4,894,000 in 1992, and $4,026,000 in 1991. Purchased
software, net of accumulated amortization, was $4,325,000 and $3,498,000 as of December 31, 1993 and 1992, respectively. Computer software is amortized over its expected useful life, which is generally five years.

Shared Medical Systems Corporation
- --------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1993, 1992, and 1991
- --------------------------------------------------------------------------------

     Research and Development - The Company expenses all research and non-capitalized development costs, which are primarily costs incurred to establish the technological feasibility of internally produced computer software. These expenses are primarily for computer costs and salaries of personnel. These expenses amounted to $37,087,000 in 1993, $33,703,000 in 1992, and $33,639,000
in 1991.

     Investment - During 1993, the Company acquired a 50% ownership share in Delta Health Systems for approximately $6,500,000. Delta Health Systems provides information systems and services to home healthcare organizations.

     Commissions - Included in accrued expenses are commissions payable of $11,545,000 at December 31, 1993 and $8,778,000 at December 31, 1992. Commission
payments are primarily based on revenues generated and on the signing of new and renewal contracts. Accrual balances for commissions can vary based on the timing of revenues recognized, and commission draws and related settlements, and are not necessarily indicative of sales activities for the year.

     Income Taxes - The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes result from temporary differences in the recognition of revenues and expenses (principally depreciation and the cost of internally produced software) for tax and financial reporting purposes. Effective January 1, 1993, the Company adopted a recently issued Financial Accounting Standards Board pronouncement which modified the liability method of accounting for income taxes. The adoption of this pronouncement had no impact on the Company's results of operations. However, due to different criteria used for determining the classification of deferred income taxes, $5,090,000 was reclassified from current deferred income taxes to noncurrent deferred income taxes.

     Translation of Foreign Currencies - Assets and liabilities of foreign branches and subsidiaries are translated at current exchange rates, and the effects of these translation adjustments are reported as a separate component of stockholders' investment. Revenues and expenses of foreign branches and subsidiaries are translated at the average exchange rates that prevailed over the applicable year.

     Foreign Currency Transactions - Transactions of the Company and its foreign branches and subsidiaries are periodically made in currencies other than their own and are included in income as they occur. There were no material gains or losses arising from foreign currency transactions during 1993, 1992, and 1991.

     Statement of Cash Flows - The Company's short-term investments have original maturities of less than 91 days and are deemed to be cash equivalents for purposes of reporting cash flows. At December 31, 1993 and 1992, the Company's carrying amount for cash and short-term investments approximates fair value. Cash paid for income taxes, net of refunds, was $13,959,000 in 1993, $15,833,000 in 1992, and $11,459,000 in 1991. In 1993, 1992, and 1991, cash paid for interest was $1,360,000, $1,122,000, and $1,020,000, respectively. Capital lease obligations of $7,089,000, $2,196,000, and $1,421,000 were added by the Company in 1993, 1992, and 1991, respectively.

2. NET INCOME PER COMMON SHARE:

     For each of the three years in the period ended December 31, 1993, net income per common share was computed using the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents result from the assumed exercise of stock options. Primary income per share and fully diluted income per share were the same in each period.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
3. INCOME TAXES:

     The provision for income taxes includes the following:

- --------------------------------------------------------------------------------
                                    1993              1992            1991
- --------------------------------------------------------------------------------
Federal:
   Current........................ $16,527,000     $14,724,000     $13,132,000
   Current deferred...............   1,265,000         791,000        (653,000)
   Noncurrent deferred............     626,000        (622,000)        320,000
                                   ---------------------------------------------
                                    18,418,000      14,893,000      12,799,000
                                   ---------------------------------------------
State:
   Current........................   2,011,000       1,440,000       1,641,000
   Current deferred...............    (241,000)        (18,000)       (150,000)
   Noncurrent deferred............     477,000         352,000         (66,000)
                                   ---------------------------------------------
                                     2,247,000       1,774,000       1,425,000
                                   ---------------------------------------------
Provision for income
   taxes.......................... $20,665,000     $16,667,000     $14,224,000
                                   =============================================
- --------------------------------------------------------------------------------

     The provision for income taxes results in effective tax rates for the years ended December 31, 1993, 1992, and 1991, which differ from the statutory federal income tax rate, as follows:

- --------------------------------------------------------------------------------

                                        Percentage of Income
                                    --------------------------
                                      1993     1992     1991
- --------------------------------------------------------------
Statutory federal income tax rate      35.0%    34.0%    34.0%
State income taxes, net of
 federal income tax benefit......       2.8      2.6      2.4
Effect on deferred tax liability
 of statutory federal income tax
  rate increase..................       1.0       -        -
Other............................       1.2      0.4     (0.4)
                                    --------------------------
                                       40.0%    37.0%    36.0%
                                    ==========================

- --------------------------------------------------------------------------------
     The significant components of the deferred income tax liability for the year ended December 31, 1993 were as follows:
- --------------------------------------------------------------------------------

                                           1993
- ---------------------------------------------------
Depreciation and amortization........   $10,730,000
Internally produced computer software    10,760,000
Other temporary differences..........       892,000
                                        -----------
                                        $22,382,000
                                        ===========

- --------------------------------------------------------------------------------

     At December 31, 1993 the Company had foreign net operating loss carryforwards of approximately $9,400,000, which can be carried forward indefinitely. The Company also has approximately $9,600,000 of tax basis in excess of book value which may be utilized to offset taxable income in the future. Due to their contingent nature, these deferred tax assets have been fully offset by a valuation allowance.

     The Company does not provide for U.S. income and foreign withholding taxes on the unremitted earnings of its foreign subsidiaries which the Company considers to be permanently invested. These cumulative unremitted foreign earnings amounted to $9,378,000 at December 31, 1993.

4. EMPLOYEE BENEFIT PLAN:

     The Company has a Section 401(k) retirement and savings plan. As part of this plan, employees may contribute a portion of their earnings, which are then invested, as specified by the employees, in the common stock of the Company or in any of five mutual investment funds. The Company matches a certain portion of employee contributions under the plan. The Company's matching contributions charged to expenses in 1993, 1992, and 1991, were $1,640,000, $1,395,000, and
$1,052,000, respectively.

Shared Medical Systems Corporation
- --------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1993, 1992, and 1991
- --------------------------------------------------------------------------------

5. CAPITAL STOCK:

     The Board of Directors may authorize the issuance of one or more series of preferred stock with dividend rates, redemption prices, conversion privileges, and sinking fund requirements as determined by the Board.

     During 1987 and 1988, the Board adopted resolutions authorizing, but not requiring, the Company to repurchase up to a total of 5,000,000 shares of its common stock from time to time. As of December 31, 1993, 2,873,500 shares had been acquired, at a cumulative cost of $54,325,000. During 1993, 1992, and 1991, no additional shares were repurchased under these resolutions.

     In 1991, the Board of Directors adopted a stockholder rights plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. In general, such rights only become exercisable, or transferable apart from the common stock, after a person or group (Acquiring Person) acquires beneficial ownership of, or commences a tender or exchange offer for, 15% or more of the Company's common stock. Each right then may be exercised to acquire one one-thousandth of a share of a newly-created Series A Junior Participating Preferred Stock at an exercise price of $80.
Alternatively, upon the occurrence of certain events (for example, if the Company is the surviving corporation in a merger with an Acquiring Person), the rights entitle holders other than the Acquiring Person to acquire common stock having a value of twice the exercise price of the rights, or, upon the occurrence of certain other events (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), to acquire common stock of the Acquiring Person having a value twice the exercise price of the rights. In general, the rights may be redeemed by the Company at $.001 per right at any time until the tenth day following public announcement that a 15% position has been acquired. The rights will expire on December 31, 2001.

6. STOCK OPTIONS:

     The Company has issued stock options to key employees under various incentive and non-qualified stock option plans. These stock options may have terms ranging up to twenty years. Incentive stock options are exercisable at the fair market value of the Company's common stock as determined on the date of the grant. Non-qualified stock options are exercisable at prices no less than 75% of the fair market value of the Company's common stock as determined on the date of the grant.

     The Company also has issued stock options under two non-qualified stock option plans for non-employee directors. Under one of these plans a committee of the Board, comprised of members who may not participate in this plan, may grant options at prices no less than the fair market value of the Company's common stock on the date of the grant. These non-qualified options become exercisable as determined by the committee and may have terms ranging from two to ten years. Under the other plan for non-employee directors, options are issued upon either the directors' initial election to the Board or the effective date of the plan and on each five-year anniversary thereafter of continuous service by the director on the Board. These non-qualified options become exercisable during the five-year period from the date of grant and have a ten-year term.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
     The following table summarizes the activity of all option plans during the three years ended December 31:

- --------------------------------------------------------------------------------
                                         1993        1992        1991
- --------------------------------------------------------------------------------
Outstanding, beginning of year..    2,065,077   1,856,927   1,059,983
   Granted......................       62,500     415,000     961,498
   Exercised....................     (173,079)   (117,468)    (30,063)
   Cancelled....................     (347,726)    (89,382)   (134,491)
                                   ----------------------------------
Outstanding, end of year........    1,606,772   2,065,077   1,856,927
                                   ==================================

     As of December 31, 1993, a maximum of 837,027 and 235,000 of additional options may be granted to key employees and non-employee directors, respectively, under these plans. As of December 31, 1993, options to purchase 1,606,772 shares were outstanding at option prices ranging from $12.50 to $25.13 per share. Options covering 230,276 shares, with an average option price of $14.08 per share and an aggregate option price of $3,242,000, were exercisable as of December 31, 1993. The options outstanding expire on various dates through 2003.

     The Company may also grant restricted shares of its common stock under one of these plans. Restricted stock grants are recorded as compensation expense during the vesting terms, which currently range from three to six years. As of December 31, 1993, there were 41,185 restricted shares outstanding under this plan.

7. LINES OF CREDIT:
      At December 31, 1993, the Company had lines of credit with banks totaling $50,406,000, generally at their prime interest rates. At December 31, 1993, $44,576,000 of these lines of credit was unused.

8. LONG-TERM LEASES:

     The Company leases equipment for its own account for periods ranging up to 60 months. Obligations for this type of equipment for the next five years are as follows:

- -----------------------------------------------------------------------------
                                                      Operating     Capital
Year ending December 31                                Leases        Leases
- -----------------------------------------------------------------------------
1994...................................              $15,487,000   $2,914,000
1995...................................               11,925,000    2,878,000
1996...................................               10,126,000    2,596,000
1997...................................                5,191,000    1,238,000
1998...................................                  549,000      216,000
                                                     ------------------------
                                                     $43,278,000    9,842,000
                                                     ===========
Less interest...................................................    1,014,000
                                                                    ---------
Present value of future capital lease obligations...............   $8,828,000
                                                                  ===========
- -----------------------------------------------------------------------------

     Rental expenses for the operating leases shown above were $17,453,000 in 1993, $20,730,000 in 1992, and $21,426,000 in 1991.

     Operating lease obligations for office space, primarily branch offices, expiring at various dates through 1999 require minimum aggregate annual rentals of: 1994 - $7,865,000, 1995 - $6,958,000, 1996 - $5,273,000, 1997 - $3,181,000,
1998 - $2,152,000. Rental expenses for these facilities amounted to $8,198,000 in 1993, $7,867,000 in 1992, and $7,895,000 in 1991.

Shared Medical Systems Corporation
- -----------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1993, 1992, and 1991

- -----------------------------------------------------------------------------
9. BUSINESS SEGMENT INFORMATION:

     The only line of business of the Company is computer-based information processing services and systems which are primarily provided to healthcare organizations, such as clinics, physician group practices, medical schools, public health departments, home healthcare organizations, hospitals of all types (urban, teaching, suburban, rural, specialty), proprietary hospital companies, and not-for-profit multihospital groups. Revenues and operating profits for the three years ended December 31, 1993, and identifiable assets at the end of each of those years, classified by geographic area, were as follows:



- ---------------------------------------------------------------------------
                                    North
                                   America         Europe      Consolidated
- ---------------------------------------------------------------------------
1993:
  Revenues....................   $439,260,000    $62,023,000   $501,283,000
                                 ==========================================
  Operating profit............    $47,255,000     $5,772,000    $53,027,000
                                 ===========================
  Interest expense............                                    1,349,000
                                                               ------------
    Income before income taxes                                  $51,678,000
                                                               ============
  Identifiable assets.........   $264,208,000    $41,408,000   $305,616,000
                                 ===========================
  Corporate assets............                                   35,826,000
                                                               ------------
    Total assets..............                                 $341,442,000
                                                               ============
- ---------------------------------------------------------------------------
1992:
  Revenues....................   $403,992,000    $65,632,000   $469,624,000
                                 ==========================================
  Operating profit............    $40,309,000     $5,842,000    $46,151,000
                                 ===========================
  Interest expense............                                    1,105,000
                                                               ------------
    Income before income taxes                                  $45,046,000
                                                               ============
  Identifiable assets.........   $234,174,000    $40,576,000   $274,750,000
                                 ===========================
  Corporate assets............                                   30,854,000
                                                               ------------
    Total assets..............                                 $305,604,000
- ---------------------------------------------------------------============
1991:
  Revenues....................   $385,747,000    $52,958,000   $438,705,000
                                 ==========================================
  Operating profit............    $36,429,000     $4,106,000    $40,535,000
                                 ===========================
  Interest expense............                                    1,023,000
                                                               ------------
    Income before income taxes                                  $39,512,000
                                                               ============
  Identifiable assets.........   $234,200,000    $31,293,000   $265,493,000
                                 ===========================
  Corporate assets............                                   27,297,000
                                                               ------------
    Total assets..............                                 $292,790,000
                                                               ============
- ---------------------------------------------------------------------------

     Operating profit equals total revenues less operating expenses and cost of hardware sales. In computing operating profit, interest expense is excluded. Identifiable assets are those assets of the Company that are identified with the operations in each geographic area. Corporate assets are cash and short-term investments. In 1993, 1992, and 1991, no single customer accounted for more than 10% of revenues.

- -------------------------------------------------------------------------------
Report of Independent Public Accountants

To the Stockholders and Board of Directors, Shared Medical Systems Corporation:

     We have audited the accompanying consolidated balance sheet of Shared Medical Systems Corporation (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shared Medical Systems Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Philadelphia, PA                                           Arthur Andersen & Co.
February 7, 1994

- -------------------------------------------------------------------------------
Directors

R. James Macaleer, Chairman of the Board and
Chief Executive Officer
Mr. Macaleer has been Chairman and Chief Executive Officer since the Company's founding in 1969.

Raymond K. Denworth, Jr., Director
Mr. Denworth has been a Director since 1976. He is a partner of Drinker Biddle & Reath, attorneys and counsel to the Company.

Frederick W. DeTurk, Director
Mr. DeTurk has been a Director since 1981. He is President of DeTurk Enterprises, Inc., a management consulting firm.

Josh S. Weston, Director
Mr. Weston has been a Director since 1987. He is Chairman and Chief Executive Officer of Automatic Data Processing, Inc., an information processing services company.

Harvey J. Wilson, Director
Mr. Wilson has been a director since February 1993. He is a private investor. Mr. Wilson previously served as an officer and member of the Board from the Company's founding in 1969 to 1984.

Jeffrey S. Rubin, Director
Mr. Rubin was appointed as a director in October 1993. He is Executive Vice President and Chief Financial Officer of NYNEX Corporation, a regional telecommunications company.


Executive Officers

R. James Macaleer, Chairman of the Board and
Chief Executive Officer

Marvin S. Cadwell, Executive Vice President

James C. Kelly, Secretary

Michael B. Costello, Vice President of Administration and Corporate
Communications

Edward J. Grady, Controller and Assistant Treasurer

Terrence W. Kyle, Vice President of Finance, Treasurer and Assistant Secretary

Francis W. Lavelle, Senior Vice President

Bonnie L. Shuman, General Counsel and Assistant Secretary

Marion G. Tomlin, Senior Vice President

Shared Medical Systems Corporation
- -------------------------------------------------------------------------------
Domestic and International Offices

- -------------------------------------------------------------------------------
Domestic

Corporate Headquarters

SMS
51 Valley Stream Parkway
Malvern, PA 19355
610-219-6300

Branch Offices

Ann Arbor
4251 Plymouth Road
Ann Arbor, MI 48105
313-994-8300

Atlanta
400 Northridge Road
Atlanta, GA 30350
404-993-2490

Boston
301 Edgewater Place
Wakefield, MA 01880
617-224-0817

Charlotte
29 Coltsgate Road
Charlotte, NC 28210
704-554-7366

Chicago
1600 Golf Road
Rolling Meadows, IL 60008
708-806-0666

Cleveland
3 Summit Park Drive
Independence, OH 44131
216-524-0313

Columbus
2550 Corporate Exchange Drive
Columbus, OH 43231
614-895-3232

Dallas
800 E. Campbell Road
Richardson, TX 75081
214-783-6737

Denver
1355 S. Colorado Boulevard
Denver, CO 80222
303-692-9244

Dover
15 Old Rollingsford Road
Dover, NH 03820
603-743-4811

Indianapolis
2780 Waterfront Parkway E. Drive
Indianapolis, IN 46214
317-293-3360

Kansas City
4350 Shawnee Mission Parkway
Shawnee Mission, KS 66205
913-384-4811

Los Angeles
3010 Old Ranch Parkway
Seal Beach, CA 90740
310-596-4554

Miami
100 West Cypress Creek Road
Ft. Lauderdale, FL 33309
305-771-4880

Nashville
Three Maryland Farms Boulevard
Brentwood, TN 37027
615-377-1244

New Orleans
3850 N. Causeway Boulevard
Metairie, LA 70002
504-835-3894

New York
2 Penn Plaza
New York, NY 10121
212-563-2380

Oakland
2201 Broadway
Oakland, CA 94612
510-444-3434

Philadelphia
100 Berwyn Park
Berwyn, PA 19312
610-640-4490

Pittsburgh
Foster Plaza #9
750 Holiday Drive
Pittsburgh, PA 15220
412-921-6400

St. Louis
1801 Park 270 Drive
St. Louis, MO 63146
314-542-0100

San Francisco
6000 Stoneridge Mall Road
Pleasanton, CA 94588
510-463-9750

San Juan
654 Luis Munoz Rivera Avenue
Hato Rey, PR 00918
809-756-6700

Santa Barbara
4231 State Street
Santa Barbara, CA 93110
805-964-5661

Seattle
3055 112th Avenue, N.E.
Bellevue, WA 98004
206-827-4455

Somerset
II Executive Drive
Somerset, NJ 08873
908-560-1600

Washington, D.C.
2411 Dulles Corner Park
Herndon, VA 22071
703-713-3490

Wilmington
1010 Concord Avenue
Wilmington, DE 19802
302-655-8514

International

Administration-Europe
SMS Europe
Deane House
Sarum Hill
Basingstoke
Hampshire RG21 1SR
England
011-44-256-467556

Operating Companies

France
SMS France
Batiment, 8
Mini Parc
Parc Euromedicine
Montpellier 34198
Cedex 5
France
011-33-6-7041143

Germany
SMS Zweigniederlassung
der SMS Corporation
Kolner StraB 10b
W-6236 Eschborn/Ts.bei
Frankfurt
Germany
###-##-####/9240

Ireland
SMS Ireland, Unlimited
SMS House
St. Johns Court Business Centre
Swords Road Santry
Dublin 9
Ireland
011-353-1-8420022

Italy
SMS Italia, S.r.l.
Piazza Sante Bargellini
00157 Rome
Italy
O11-39-6-439-3350

Spain
SMS Corp y Cia S.R.C.
Avenida de los
Encuartes, 21
Tres Cantos, Madrid
Spain
011-34-1-807-7500

The Netherlands
SMS Nederland b.v.
Nevelgaarde 4
3436 ZZ Nieuwegein
The Netherlands
011-31-3402-52852

United Kingdom
SMS United Kingdom, Ltd.
Sarum Gate
Sarum Hill
Basingstoke
Hampshire RG21 1SR
England
011-44-256-57100

Corporate Headquarters
Shared Medical Systems Corporation
51 Valley Stream Parkway
Malvern, PA  19355
610-219-6300

Annual Stockholders Meeting
The Annual Stockholders Meeting will be held on Friday, April 29, 1994, at the Union League of Philadelphia, 140 South Broad Street, Philadelphia, Pennsylvania, at 11:30 a.m. You are cordially invited to attend.

Common Stock
SMS common stock is traded over-the-counter in the NASDAQ National Market System under the symbol SMED.

Transfer Agent
Chemical Bank
J.A.F. Building
P.O. Box 3068
New York, NY  10116-3068
1-800-851-9677

Counsel
Drinker Biddle & Reath
Philadelphia, PA

Independent Public Accountant
Arthur Andersen & Co.
Philadelphia, PA


(MEMBER OF AMERICAN BUSINESS CONFERENCE LOGO APPEARS HERE)

(RECYCLED PAPER LOGO APPEARS HERE) THIS ANNUAL REPORT IS

PRINTED ON RECYCLED PAPER

SMS is an Equal Employment Opportunity/Affirmative Action Employer

(LOGO OF SHARED MEDICAL SYSTEMS APPEARS HERE)

SHARED MEDICAL SYSTEMS CORPORATION

51 VALLEY STREAM PARKWAY

MALVERN, PA 19355

610-219-6300