Form 10-K, Exhibit 13
SHARED MEDICAL SYSTEMS CORP
filed 1995-03-31
CIK 89415

                                                                    EXHIBIT (13)

                                      1994


                                     Annual


                                     Report


                             [LOGO OF SMS CORP.]

/(C)/ Copyright 1995 SMS
      Shared Medical Systems Corporation

[LOGO OF SMS CORP.]

Annual Report 1994

  SMS is the leading provider of healthcare information system and service solutions to hospitals, multi-entity healthcare corporations, integrated health networks, physician groups, and other healthcare providers in North America and Europe. SMS also provides a full complement of solutions for the newly emerging community health information networks, which include payers and employers as well as providers. In response to the increasing demand for information, SMS offers a comprehensive line of healthcare information systems, including clinical, financial, administrative, ambulatory, and decision support systems, for both the public and private healthcare sectors. To meet each healthcare organization's requirements, these systems are offered on computers operating at the customer site, at the SMS Information Services Center, or as part of a distributed network.

  SMS also provides a portfolio of professional services critical to our customers' successful management of their information systems. These professional services include system installation, support, and education. In addition, we provide specialized consulting services for the design and integration of software and networks, for facilities management, for information systems planning, and for system-related process reengineering.

Financial Highlights
--------------------------------------------------------------------------------
Operating Results:                       1994          1993         % Increase
--------------------------------------------------------------------------------
Revenues                             $550,769,000  $501,283,000          10%
--------------------------------------------------------------------------------
Income Before Income Taxes           $ 57,540,000  $ 51,678,000          11%
--------------------------------------------------------------------------------
Net Income                           $ 35,099,000  $ 31,013,000          13%
--------------------------------------------------------------------------------
Net Income Per Share                 $       1.51  $       1.35          12%
--------------------------------------------------------------------------------
Cash Dividends Declared Per Share    $        .84  $        .84          --
--------------------------------------------------------------------------------
Average Number of Common Shares        23,280,000    23,046,000           1%
--------------------------------------------------------------------------------
Year End Position:
--------------------------------------------------------------------------------
Total Assets                         $380,065,000  $341,442,000          11%
--------------------------------------------------------------------------------
Retained Earnings                    $244,698,000  $228,831,000           7%
--------------------------------------------------------------------------------
Total Stockholders' Investment       $219,196,000  $198,206,000          11%
--------------------------------------------------------------------------------
Current Ratio                                 1.5           1.8
--------------------------------------------------------------------------------
Common Stock Outstanding               22,942,546    22,752,808
--------------------------------------------------------------------------------
Number of Stockholders of Record            5,627         5,684
--------------------------------------------------------------------------------

TO OUR STOCKHOLDERS:

IHN, PRO, CHIN, MSO, PPO, HMO - to the layman it is alphabet soup; confusing at best, meaningless at worst. But to the healthcare professional, these acronyms, and others, exemplify the new world of healthcare delivery, a world which, to some extent, has literally turned upside down. Acute care is rapidly giving way to ambulatory care, multiple-night stays to same-day surgery, and the general practitioner has moved from the bottom of the physician food chain to the most sought-after healthcare provider. Former competitors are now bedfellows, as mergers and alliances of hospitals and other healthcare organizations proceed at a dizzying pace. Improved quality and lower cost (unfortunately not always in that order) have emerged as the battle cry of the nineties, with a new focus on outcomes management as one of the primary tools to achieve both objectives.

  All of these trends have produced another change that is providing new and expanding opportunities for SMS - a need for new software and systems that will enable healthcare providers to cope effectively with new organizational structures and new priorities. At the same time, the demand should continue for enhanced versions of the operational systems that SMS has been providing successfully to the healthcare industry for more than two decades.

  The most dramatic change in the structure of healthcare delivery in the United States is the emergence of the integrated health network (IHN). The typical IHN is a collection of one or more acute-care hospitals and other healthcare delivery entities, such as skilled nursing facilities, home health agencies, rehabilitation facilities, surgicenters, physician practices, and others, usually governed by a single board of trustees. An IHN is designed to permit what would otherwise be separate healthcare entities to act collectively to provide an individual's total healthcare needs. In so doing, many IHNs and other healthcare providers are accepting some contracts on a capitated basis - i.e., they receive a fixed monthly premium to provide all healthcare for a defined population; in other words, they are not only delivering healthcare, they are "going at risk" as insurance companies and HMOs traditionally have done. Most IHNs believe that almost all of their business by the end of this decade will be based on capitation arrangements. Furthermore, in some cases two or more IHNs will bid jointly to provide healthcare to a particular group, usually when the geographical boundaries of any one of the IHNs does not match that of the group being served.

  The interrelationships among the disparate entities that form an IHN, their more extended outreach for healthcare delivery, the issues relating to managed care and capitation, cost control pressures, and other issues combine to create new demands for automation. SMS' ongoing and extensive R & D program, through which we have spent approximately $200 million during the past five years, has been producing solutions to meet these demands. Our electronic medical record; advanced patient index; managed care software; storage, transmission, and display of electronic images for documents and medical images (such as X rays and MRIs); our IHN scheduling system; our new real-time integrated eligibility software; and much more are not promises of what will be - they are working today in many different locations to meet the requirements of IHNs and other healthcare delivery organizations. The following pages of this report provide some examples of large, complex healthcare delivery organizations that have chosen SMS to assist them in coping with their rapidly changing markets.

  One of the emerging trends that was referenced at the beginning of this letter is the Community Health Information Network - or CHIN. A CHIN is typically an alliance of healthcare providers, such as hospitals, physicians, home health agencies, and IHNs, along with employers, payers (such as insurance companies), HMOs, public health departments, and others. Its purpose is to provide a communications network that would enable authorized personnel from the participating entities, with the appropriate security safeguards, to have access to the medical records (including clinical and financial information) of any individual who has had contact with one of the participating healthcare delivery organizations. This could lower costs by, for example, greatly reducing paperwork and redundant testing, and could even save lives in emergency situations where the immediate availability of medical data is crucial. It could also provide a vehicle for ongoing assessments of the overall health status of the community, a process that historically has been difficult, but which will be more important as we move forward into the worlds of managed care and capitation. While a CHIN and an IHN may seem similar to the layman, they are very different. The participants in a CHIN maintain their separate legal identities and continue to compete with each other in many situations. Their alliance is generally designed to expedite electronic communications among large numbers of participating independent organizations for the benefit of all parties involved.

  In 1994 a consortium of some of the types of participants listed above in one of the largest cities in the United States awarded SMS a contract as the prime contractor for its CHIN. Participating with SMS in this venture were several additional companies, including AT &T , Coopers and Lybrand, and others.

  While the CHIN concept is still considered to be embryonic, interest in CHINs is being expressed in a number of major metropolitan areas in the United States. We are pleased to have been selected as the prime vendor in the first major CHIN procurement, and we look forward to participating in additional CHIN opportunities as they occur.

  One of the significant differences between SMS and other companies in the healthcare information systems (HIS) business involves the issue of revenue recognition for the sale of software. Most HIS companies sell their software by means of perpetual licenses. While SMS does likewise in some instances, most of its software-derived revenues are the result of service contracts, in which the software is a part of a service rendered by SMS to its customers. SMS' remote processing business, in which customer data is processed by SMS at its Information Services Center, is the best example.

  Perpetual licenses will increase software revenues dramatically in the short term, at the risk of substantial quarter-to-quarter and year-to-year volatility, since there is little ongoing revenue. Revenues from service contracts (other than implementation revenues) typically do not start for 12 to 24 months after contract signing, but they continue for five to ten years, producing a more stable revenue flow and a higher quality of earnings. Additional comments on this issue are provided in the Management Discussion and Analysis Section elsewhere in this annual report.

  During 1994 we continued to strengthen our European operations. In the countries in which we have had ongoing operations (Ireland, the United Kingdom, the Netherlands, Germany, Spain, Italy, and France) we made significant progress in adding new customers as well as in selling additional applications to existing customers. We also added a dozen new customers in three new countries - Poland, Hungary, and the Czech Republic. Healthcare is an increasingly important priority for Central European countries, and the use of automated systems is becoming a key element in their quest to improve its delivery.

  In 1994, compared to 1993, SMS' revenues increased by 10% to a record $550 million. Pretax income, net income, and earnings per share all increased at double digit rates. Our financial results include the fourth quarter operations of GTE Health Systems Incorporated, which was acquired by SMS as of September 30. This Division, located in Salt Lake City, has been designated as the SMS MedSeries4 Division. MedSeries4 is the IBM AS/400-based hospital information system that this Division has provided to its 270 customer locations throughout the United States. We are very pleased to welcome their 170 employees and their customers to SMS, and to make available to them SMS' extensive array of software products and services, which complement their existing systems.

  Effective with our 1995 Annual Meeting we anticipate some changes in our Board of Directors. SMS' former Executive Vice President, Marvin Cadwell, was recently promoted to President and Chief Operating Officer and has been nominated for election to our Board. Mr. Cadwell joined SMS in 1975 and has held a variety of senior positions within the Company. In 1986 he moved to England and spent the next five years orchestrating the very successful turnaround of our European operations. Also, one of our current directors, Harvey Wilson, will not be standing for reelection. Mr. Wilson, a co-founder and former President of SMS, has been very generous with his time in providing advice on strategic issues. We very much appreciate his assistance, and we are pleased that he will continue to be available from time-to-time for further advice and counsel.

  While we are gratified by the results of 1994, we recognize that the future promises to be more difficult for our current and prospective customers, which means that we will have to increase our levels of service and our performance overall if we are to maintain our industry leadership position. Towards that end we are continuing to examine our organizational and cost structures, additional revenue opportunities, and ways to better serve our customers. We are optimistic that these efforts will enable us to continue to deliver more value to our customers and stockholders and more opportunities for our employees during 1995 and beyond.


/s/R. James Macaleer

R. James Macaleer

Chairman of the Board and
Chief Executive Officer

                                  SOLUTIONS

Serving A Wide Variety Of Customers

  SMS serves a wide variety of customers, such as acute-care hospitals, clinics, physician practices, health maintenance organizations (HMOs), home-health agencies, laboratories, psychiatric hospitals, and others, on two continents.
We provide an array of industry-leading software and services for each of these types of organization, and we will continue to do so. However, we also provide an additional level of software and services for a newly emerging type of health enterprise. Although a variety of other names are used, these healthcare delivery systems are typically known as Integrated Health Networks (IHNs).

  These IHNs, which first began to emerge several years ago, are rapidly becoming more the rule than the exception for healthcare delivery. While no two are exactly alike, these vertically and horizontally integrated, multi-entity health systems share many common characteristics. They generally include all or part of a state, region, or major metropolitan area. They link the services of one or more traditional acute-care hospitals with all or some of the following types of providers: physicians groups, ambulatory care facilities, home health agencies, skilled nursing facilities (SNFs), ancillary clinics, labs, hospices, wellness centers, and others.

  Usually under the direction of a single board of trustees, each of these enterprises is designed to accommodate as many as possible of the healthcare needs of the population it serves. The goal is to provide patients with easier access to a comprehensive spectrum of high-quality health services that are both conveniently located and cost effective.

  IHNs often form through mergers, acquisitions, or collaborations among pre-existing entities, and one of their most critical needs is for information. Frequently, each individual entity - hospital, clinic, or physicians group - within the IHN has its own health information system, which evolved around needs specific to the entity served and which may need to be maintained for some period of time.

  To effectively unite, manage, and support all the associated entities within the new organization, IHNs require progressive, fully integrated information systems that extend well beyond the boundaries of previous systems. IHNs must create a communications infrastructure that electronically links the disparate parts of their


[CALL-OUT]



Through long-term partnerships in the healthcare industry, SMS helps our customers improve their quality of care, financial performance, and strategic position by providing superior, cost-effective, information system and service solutions.

SMS

Mission Statement

                                  SOLUTIONS

own, usually complex, organizations as well as those of a variety of external parties. At the same time, they frequently must integrate, rather than replace, the existing operational systems, making them look as much alike as possible. That is, they must provide a "seamless view" or a "common look and feel" to the user.

  To do all of this successfully, an IHN needs an information system that provides a number of critical capabilities. First, an IHN information system (IHNIS) must connect all points of care, without which effective collaboration among the entities is not possible. Second, the IHNIS must facilitate the recognition of each member of the population it serves, regardless of where in the organization an individual may appear. Third, the IHNIS must provide immediate access to up-to-date clinical information on patients, which may have been collected in one or more locations over multiple episodes. Fourth, the IHNIS must provide scheduling capabilities to facilitate the channeling of care delivery to the most appropriate and cost-effective level, so that patients move smoothly throughout the network.

  Fifth, the IHNIS must facilitate electronic communication to entities other than those within its own organization, such as insurance companies, HMOs, and Medicare and Medicaid organizations, because communication does not stop at the borders of the IHN. Sixth, the IHNIS must accommodate the transition to managed care, which means providing traditional financial information at the same time as it provides the IHN with the information it needs to implement multiple managed care contracts and plans. And finally, an IHNIS must be able to make different systems look alike to the user, so that the user's task of learning how to use multiple systems is minimized.

  IHNs are choosing SMS to help them create these unique and progressive health systems for one simple reason. While others are currently in the process of defining and designing their solutions for IHNs, SMS has been developing and implementing IHN solutions in real-life situations since 1987. We have extensive experience with every component of the IHN, including various individual departments and institutions, ambulatory care, physician groups, employers, payers, and networks. We have used that experience to create a comprehensive set of IHN solutions that are available and in operation today.


[CUSTOMER CALL-OUT QUOTE]



Eleven years ago, one of the most strategic challenges we faced was the choice of an integrated information system. SMS' support has been essential to the development of our system.

Joan Grau i Sociats

Chief Executive Officer

Hospital Clinic i Provincial

de Barcelona

Barcelona, Spain

                                  SOLUTIONS

A State-Wide IHN

  One SMS IHN customer is a rapidly expanding regional health network headquartered in a major city in the western United States. This state-wide IHN includes 80 clinics, a 400-bed hospital, 600 physicians, an HMO, and an insurance partner. It continues to expand and is in the process of extending its alliances to include additional clinics, rural hospitals, and other providers. SMS' IHN and clinical solutions are the hub of this impressive health system.

  Patient information is available across this IHN via a network of 3,500 PCs located throughout the state. This IHN uses the SMS demographic index as part of a state-wide registration program, so that it can recognize members or patients regardless of where in the organization, or the state, the individual appears for treatment. This index includes a single set of demographic and key clinical data for every person who has used any of the services of the IHN. It is vital patient information that is entered only once and is subsequently available online to anyone who needs it and has the proper security access code.

  The results of lab and radiology procedures and transcribed reports, including discharge summaries and operating reports, flow into the SMS electronic patient record (EPR). The EPR enables all care givers to obtain a patient's current, comprehensive, integrated, and cumulative clinical records at the point of care. The EPR accepts information from any number of different systems throughout the IHN, whether or not they are SMS systems. Information such as allergies, active medications, problems, test results, and notes and observations from all involved physicians are immediately available across the entire organization and can be viewed in the IHN's hospitals as well as in any clinic.

  This IHN's employees and care providers, including the physicians, are comfortable interacting with the IHN information system. They access it by means of SMS' universal workstation, which is icon driven and easy to use. Because the workstation employs state-of-the-art GUI and Windows/(R)/ technology, users can access various components of the information system without esoteric system knowledge. In addition, there are e-mail, fax, and other office services available that also facilitate communication and the transfer of information throughout the IHN.


[CUSTOMER CALL-OUT QUOTE]



SMS' Radiology Management System has eliminated all missing reports for us. We can now provide better quality of care to our patients because we can ensure that all studies are transcribed and that our radiologists read and sign off on the procedures quickly. The results are immediately available to all of our clinicians.

John DeGrazia, M.D.

Chief Radiologist

Mount Vernon Hospital

Alexandria, Virginia

                                  SOLUTIONS

A Publicly Funded IHN

  In the southwestern part of the United States, SMS has a large IHN customer that is in the process of transitioning from a centralized public health system, organized to deliver care at one location, to a community-based health system in which service is provided at many diverse locations. An SMS customer since the early 1980s, this IHN consists of an acute-care hospital, two stand-alone psychiatric centers, a homeless center, a half dozen community health centers, and several specialty clinics. In addition, this IHN also provides health services for several county correctional facilities and public schools.

  As is the case with all IHNs, this customer has a critical need for a central scheduling system that offers an efficient means of scheduling virtually all patient services and activities throughout the IHN. This customer uses SMS' IHN Scheduling to facilitate coordination of all services and streamline scheduling tasks, from single appointments to multiple activities for any health setting in the enterprise.

  For example, a clerk working in a physician's office can, in a single interaction, schedule consecutive appointments for blood tests, X rays, and an EKG at a diagnostic center across town. The system includes built-in functions that guide the scheduling process, ensuring that events are scheduled in the proper sequence, prerequisites are met, the patient receives proper instructions, and the patient's preferences for time, location, etc. are accommodated. It also helps to ensure that available resources are fully utilized.

An Academic Medical Center IHN

  One of SMS' West Coast IHN customers is an academic, not-for-profit organization operating in a heavily managed care environment. Acknowledged as a premier academic medical center, this IHN consists of a 500-bed academic university hospital, 16 major clinics, 65 smaller speciality clinics, 60 primary care providers, and 1,300 affiliated physicians, of whom approximately 400 are employed by the IHN. Like most of our IHN customers, this enterprise is in the process of moving many of its services from an inpatient to an ambulatory environment. They used


[CUSTOMER CALL-OUT QUOTE]


As a rapidly growing IHN, we are taking full advantage of SMS solutions. The customer service functions and support for medical management round out the comprehensiveness of the administrative capabilities. This is the kind of managed care solution that every IHN needs in order to succeed in the managed care environment.

Jeffrey Hacker

Chief Financial Officer

United Health of Wisconsin

Insurance Co., Inc.

United Health Group

Appleton, Wisconsin

                                  SOLUTIONS

SMS' Strategic Services Group (SSG) to ensure that they did so as expeditiously and cost effectively as possible.

  This customer asked SSG to develop a plan showing them how they might better utilize their resources. In addition, they wanted to know how they might optimize all the SMS products they were using, which include various clinical applications, such as automatic ordering, online access to observations, and results; Patient Assessment; and Chart Tracking; the electronic patient record; eligibility; managed care; and the demographic index, along with additional applications they intended to acquire.

  Working closely with the IHN staff, SSG reengineered certain of their business and care processes. After providing an assessment of all IHN financial services, SSG streamlined the existing processes for admissions, scheduling, registration, and patient billing. In addition, using a combination of process redesign and system optimization, SSG completely redesigned the environment in which ambulatory care is provided, so that care is delivered more efficiently and more effectively.

  Originally, this customer had planned to expand their cardiac catheterization lab. However, SSG was able to demonstrate how the customer could use the existing resources more effectively. As a result, the organization was able to cancel the planned lab expansion and avoid several million dollars in expenditures.

An RHN in the Netherlands

  An RHN, or regional health network, is emerging in the Netherlands.
Healthcare for this particular region of some 1.2 million people is delivered by twelve hospitals, 270 general practitioners, 70 pharmacies, 250 physician specialists, and two independent labs. These providers, along with both public and private insurance companies, have formed a cooperative association to provide electronic communication among the various entities, thus improving the quality of care and maintaining financial self-sufficiency.

  SMS has been involved with the project from its inception, providing both consultative and project management services, as well as technical expertise and trouble-shooting services. The RHN's two pilot hospitals are using SMS software

                                   SOLUTIONS

and communications and networking services to send admission and discharge data, as well as lab and radiology results, to its general practitioners. In addition, the general practitioners can send prescription requests and other information electronically to participating pharmacies. SMS also provides the systems used by the general practitioners.

  By the end of 1995, the association plans to have five hospitals, 35 pharmacies, 150 physicians, and a regional lab interconnected. In addition, the 1995 plan includes eligibility services between the hospitals and insurance companies. The ambitious 4-year plan includes electronic billing for all participants, as well as automated scheduling and orders.

Outsourcing IHN Processing

  Another long-time SMS IHN customer, located in the northeastern part of the United States, includes four acute-care hospitals, five long-term care facilities, both visiting nurse and home care organizations, a managed care organization that is associated with a network of 3,000 physicians, and a wellness complex.

  This customer is particularly proud of its SMS-supplied state-of-the-art lab system, which was recently selected as one of the top ten automated labs in the United States. The employees of this IHN's lab and blood banks perform more than
1.25 million tests and procedures each year. Results are immediately available at more than 700 visual display terminals located throughout the IHN.

  Each year, this health system manages some 34,000 inpatient admissions and more than 95,000 emergency room visits, as well as hundreds of thousands of patient appointments for virtually every service provided by the system. Using the SMS demographic index, this customer can track all these encounters and events by individual, an otherwise logistical nightmare. It also gives them new information about their enterprise and their member population. For example, they now know which patients regularly visit more than one of their facilities and with what frequency.

  We have installed both voice and data networks for this customer, which we monitor and manage remotely. In the first year after we put the voice network in


[CUSTOMER CALL-OUT QUOTE]


Medicine is like a jigsaw puzzle. The more I can take patient data and transfer it into a useful, visual format, the easier it is for me to fill in the blanks of the puzzle and provide better care.

John A. Zapp, M.D.

Chairman

Department of Family Practice

Crozer-Keystone

Health System

Media, Pennsylvania

                                   SOLUTIONS

place, the IHN reported a 22% decrease in its phone bills, even though the number of calls increased 35% and the duration of those calls increased 26%.

  Interestingly, this large IHN has a permanent IS staff of only five people to handle all of the processing for their dozens of affiliated healthcare delivery providers. This IHN outsources most of its IS needs to SMS. Consequently, we supplement their staff of five with SMS employees who provide support and expertise in the areas of installations, operations, networking, applications, distribution, and the help desk.

A Large Urban IHN

  Our IHN customers have great confidence in SMS' ability to deliver and maintain state-of-the-art IHN solutions. One large urban IHN, consisting of eleven acute-care hospitals, six large ambulatory diagnostic and treatment centers, four skilled nursing facilities, an emergency room service, eight pharmacies, two teaching hospitals, seven primary care clinics, two corporate headquarters sites, and a number of primary care physician practices believes SMS is best-positioned of the HIS vendors to support its evolving IHNIS needs.

  This IHN customer is an enthusiastic user of SMS' electronic data interchange
(EDI) services. It generates over 35,000 transactions per day just with SMS' eligibility service, which quickly checks to see if a patient is covered by a particular insurance plan. This customer estimates that annual savings from this service alone exceed $14 million.

  SMS' EDI capabilities verify eligibility quickly and accurately. Coverage is identified automatically as a by-product of routine registration functions.
This reduces registration time, increases claims acceptance and cash collections, and results in higher revenues. It also reduces discrepancies between patients and payers that can delay or deny payment. Conflicts are resolved immediately, saving the time required for follow up, re-billing, and collection. At the same time, patients are informed early enough to enable them to make informed choices, and the organization is protected from unnecessary losses.


[CUSTOMER CALL-OUT QUOTE]




SMS' Electronic Remittance Service (ERS) has given us the biggest one-time savings we have ever realized.

Diane MacElree

Director of Patient Accounts

Phoenixville Hospital

Phoenixville, Pennsylvania

                                   SOLUTIONS

Network Support for an IHN

  SMS has extensive networking experience, which we provide as a service to our customers. We have delivered an enterprise-wide network that is video, voice, and data capable, to one of our IHN customers, a six-facility organization in a major East Coast metropolitan area. At the customer's request, we began this project by moving the computer room to a totally different location. We then planned and built both the local and wide-area networks, which are among the largest health networks in the United States, and we monitor and operate them remotely from our Information Services Center.

  We are currently in the process of installing hundreds of devices for this customer, which will provide access for several thousand users. We are enabling single device access for these users, who, as a result, will be able to switch back and forth from clinical applications, such as Orders, to office automation products to departmental systems, such as Pharmacy, all from the same PC.

  In conjunction with AT&T and the local phone company, SMS uses frame relay technology to provide physicians access to patient information and clinical results from remote locations, such as their homes and offices. Because this eliminates the need for dedicated lines, users have faster access to the IHNIS at a lower cost.

  To ensure that our customers receive the full benefit of network advances, SMS partners with AT&T, DEC, IBM, Microsoft, Novell, and other industry leaders in networking and communications. These alliances guarantee our customers that the strategic networks that we design and implement for them are, and will continue to be, state-of-the-art solutions.

A County-Wide IHN

  SMS has a customer in the southwestern part of the United States that is working to develop a managed services offering ( MSO ) as the primary focus of its expanding IHN. Currently consisting of a 500-bed acute-care hospital; a large physicians practice group; two clinics, each with more than 80 primary care physicians; and a health services organization specifically for Native Americans,



[CUSTOMER CALL-OUT QUOTE]



We required a well-planned strategy to design a new, integrated network solution. SMS understood all aspects of our current environment and our technological needs. With SMS' help, we have positioned ourselves as an integrator of healthcare solutions to meet our local and regional requirements.

Manuel Guzman Rodriguez, MHSA, CHE

Chief Executive Officer

Puerto Rico Medical Services Administration

San Juan, Puerto Rico

                                   SOLUTIONS

this IHN is in the process of merging with two additional hospitals and an affiliated physicians group. Among the many SMS operational applications used by this customer are SMS' Decision Support Systems ( DSS ) and managed care solutions.

  DSS enables executives of this IHN to understand how their organization is performing, both overall, and in key areas that they define, such as utilization review, staffing, quality, and profitability. Because our systems accurately define their business on a day-to-day basis, DSS enables IHN executives to resolve problems and make decisions much more quickly. Examples include checking the profitability of a capitated payer plan and reviewing payer compliance with fee schedules. Executives also report extensive use of the system to prepare themselves for contract negotiations.

  In SMS' managed care solution, this customer has a complete set of applications to support the complex administrative and financial management demands of many managed care lines of business. SMS provides support for HMOs, PPOs, PHOs, TPAs, multiple option plans, and point-of-service plans. Our managed care solutions include functions for eligibility, referrals, pre-certification, claims processing, provider contracting, capitation management, premium billing, accounts receivable and payable, and much more.

  Conceived with the end user in mind, these applications accommodate an organization's existing data formats, using Windows/(R)/, pull-down screens, online documentation, field-level prompts, and user-defined templates to promote easy implementation and flexibility.

Clinical Systems in an IHN

  A long-time IHN customer in the Great Lakes area includes among its associated entities a 500-bed hospital, a home health agency, two immediate care centers, a wellness center, a senior-living community, a network of primary care practices, and a number of specialty centers devoted to various aspects of healthcare, such as diagnostic imaging, rehabilitation, family medicine, and behavioral health.

  Caregivers at this IHN appreciate SMS' clinical system because it greatly reduces the risk of errors and improves the availability of results data. They are



[CUSTOMER CALL-OUT QUOTE]



We want the best outcome for our customer, the patient. We need an information system that makes it easy for the patient to understand what we are doing and gives us the information we need to make business decisions. We want to build our system with SMS technology. It is user friendly and enables us to provide a seamless, integrated product to our users and our patients.

Ed Rice

Project Manager

Scott & White Health System

Temple, Texas

                                   SOLUTIONS

using SMS clinical system to build standards for interdisciplinary care. And, they retain historical data online to facilitate cross-case reporting.

  Physicians at this customer IHN use the system to check demographics, allergies, results, active orders, transcribed reports, including history and physicals, consults, procedural and operative notes, and discharge summaries. They are particularly enthusiastic about their rounds reports, which, among other data, contain vital signs (temperature, blood pressure, etc.), lab results, and active pharmacy orders. Physicians can access the system from the hospital or from a variety of remote sites.

  The nursing staff also uses the system extensively. It expedites patient classification, charting, and confirmation of tests, while reducing the time for completion of orders. Patient charts, care plans, even the nursing procedures manual, are available online for immediate review or for timely updating. So good is the documentation from these clinical systems that the JACHO rated nursing documentation at this site as Level One, the highest possible ranking. One of this IHN's executives reports that they have documented annual savings of well over one million dollars, which they attribute to the use of SMS clinical systems.

Building Our Future Success

  The IHNs described earlier, and many others, are turning to SMS for assistance because they need real, working solutions, not simply technology for technology's sake. They also know that they must partner with a health information systems leader whose long-term objectives match those of the IHN and whose track record of financial and technological strength, industry expertise, and experience is both outstanding and incontrovertible. When all of these factors are considered, SMS is the logical choice.

  SMS' demographics significantly differentiate us from other suppliers in the industry. SMS' revenues exceeded one-half billion dollars last year. Our customer base numbers over two thousand, with more than 1,500 customers in North America and another 500 in Europe. SMS has more than two dozen offices in

                                   SOLUTIONS

the United States, another dozen in Europe, and over 4,000 employees, who collectively constitute the most experienced group of healthcare IS professionals in the industry.

  Each year, SMS invests tens of millions of dollars in research and development, which enables us and our customers to take advantage of advances in technology and to accommodate today's dizzying pace of relentless technological change. Our investment in R & D combined with our incomparable industry experience uniquely position SMS to move forward steadily, assimilating change rather than succumbing to the turmoil it creates. And, our customers clearly benefit from this philosophy of progress through evolution and smooth transition.

  We constantly look ahead so that we and our customers will be prepared to compete successfully in the marketplace of the future, however it may evolve. This foresight enabled us to garner IHN experience years before most information systems vendors began serving the IHN market.

  Our IHN customers, harbingers of healthcare delivery in the 21st century, have chosen to define their futures in association with SMS. They have done so because we are focused solely on the health industry; because we have the proven ability to manage large, complex installations; because we are committed to ongoing research and development; and because of our twenty-plus years as the industry leader.

  SMS' past is one of enormous success. We are confident that the future will also be successful, for ourselves and for our customers. At SMS, we believe that the future is not a matter of chance. Rather, we believe it is a matter of choice, something to be forged, one day at a time, from our accumulated experience, our constancy of purpose, our vision, and our efforts. We believe that these unique attributes, together with our commitment to our customers and to the health industry that they serve, will guarantee further success for us all, in a future that we have been building since 1969.



[CUSTOMER CALL-OUT QUOTE]



Our close relationship with SMS and their quality solutions have helped us meet our clinical and business objectives. More importantly, we share SMS' vision of the future, which lies in integrated health networks and which will provide much more information than we have ever seen before.

Tudor E. Thomas, Ph.D.

Chief Executive

Epsom Health Care Trust

Surrey, England

COMMUNITY SERVICE

SMS is a strong advocate of community service and volunteerism. Each year our various offices, as well as a large number of employees individually, participate in a wide variety of fundraising drives and special events, all of which contribute to the welfare of others.

  We support the American Red Cross through regular blood drives held at the Company's facilities. We support the hungry through a number of food drives, including those sponsored by the Boy Scouts and The Greater Philadelphia Food Bank. We support underprivileged children in our communities by matching employees with children from low-income or homeless families to ensure that these children have food, clothing, and gifts during the holiday season.

  SMS has supported the United Way campaign since the Company's founding, raising hundreds of thousands of dollars each year. In addition, we directly support a multitude of charitable non-profit organizations throughout the year. Working with these various organizations, SMS employees across the country have organized picnics, built houses, planted flowers, refurbished a Girl Scout camp, painted and stocked bookcases, worked on crafts, painted and renovated homes, participated in sing-alongs, and accompanied children, seniors, and the physically or mentally challenged on field trips, all to help those less fortunate than themselves.

  We sponsor a number of events each year, the proceeds of which are donated to local charities or agencies. These special events include a Two-on-Two Basketball Tournament, a One-Pitch Softball Tournament, a 5-K run, and a flower sale.

  SMS participates in the Corporate Sports Battle, which raises hundreds of thousands of dollars annually for various charities throughout the United States. Participating corporations field a team composed of ten men and ten women ( and a senior executive, who participates in a golf putting contest). Each team competes in approximately 20 events at one of 12 regional competitions. Events range from conventional track and swimming activities to basketball and volleyball to less conventional activities such as frisbee toss and somewhat unusual relay races. We are delighted to report that SMS, after garnering six first places and two second places in regional competition during the past eight years, won the national championship this past year, defeating companies many times our size.

  SMS literally opens our doors to the community, accommodating various groups and organizations who use our facilities at night and on weekends. The Boy Scouts, the YMCA, the Cub Scouts, the American Heart Association, the SPCA, and a senior citizens organization are just a few of the groups that have taken advantage of our facilities. They use our atriums for fundraisers and silent auctions, our conference rooms for Board and committee meetings, and our training rooms to support their continuing education programs.

  SMS is also very conscious of the need to protect our environment. Flowing through the 116 acres on which our corporate headquarters is located is one of only two wild trout streams in southeastern Pennsylvania. This past year SMS donated a 300-foot easement, which contains the trout stream, to the Valley Forge Chapter of Trout Unlimited ( VFCTU ). The VFCTU engages in numerous activities designed to protect the quality of the stream. These include stream cleanup and maintenance as well as working with the Pennsylvania Department of Environmental Resources to upgrade the designation of the stream to "Exceptional Quality", the highest possible rating. The easement gives the VFCTU significantly greater latitude to oppose upstream activities that periodically threaten to pollute or downgrade the stream.

  At SMS, we view ourselves as members of the human community and citizens of the world. We think it vitally important to be good members and good citizens. We engage in community service because we know that ultimately our well-being depends on the well-being of our neighbors. We help because we can and because we know it is the right thing to do.


Shared Medical Systems Corporation
---------------------------------------------------------------------------------------------
Financial Statments


---------------------------------------------------------------------------------------------



Index
---------------------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations      18
---------------------------------------------------------------------------------------------
Selected Financial Data                                                                    23
---------------------------------------------------------------------------------------------
Consolidated Balance Sheet                                                                 24
---------------------------------------------------------------------------------------------
Consolidated Statement of Income                                                           26
---------------------------------------------------------------------------------------------
Consolidated Statement of Cash Flows                                                       27
---------------------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Investment                                         28
---------------------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                                                 29
---------------------------------------------------------------------------------------------
Report of Independent Public Accountants                                                   35
---------------------------------------------------------------------------------------------

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Results of Operations - General

  The Company provides services and systems to healthcare organizations, such as clinics, physician group practices, medical schools, public health departments, home healthcare organizations, hospitals of all types (urban, teaching, suburban, rural, specialty), proprietary hospital companies, and not-for-profit multihospital groups. The Company's revenues include service and system fees derived from computer-based information processing systems and software, related professional services and support, and hardware leases. The Company's professional services consist of a variety of services related to the information processing systems business, such as systems installation and support, software and network customization, information systems planning and integration, business office consulting, facilities management, and customer education. The remainder of the Company's revenues are primarily generated from hardware sales to its healthcare customers and interest on short-term investments.

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

  The Company's services and systems are provided to customers under both fixed-period contracts and perpetual license contracts. Fixed-period contracts have terms primarily ranging from one to ten years, and generally allow price increases annually, limited to the increase in the Consumer Price Index. The Company has increased some of its prices under these contract provisions. Fixed-period agreements produce recurring revenues over the term of each contract, in contrast to perpetual license agreements, where software fees are recognized over the installation period and the related support fees are recognized over the term of the support agreement.

  There is an important distinction to be drawn in comparing the revenues reported by the Company with other companies, whose business is primarily focused around the sale of their software almost exclusively by means of perpetual licenses. Such companies generally recognize software revenue and related installation fees, if there are any, during the course of installation at a customer location. Excluding support fees, there is no revenue to be recognized on a recurring basis. The Company does sell some of its software products under perpetual licenses. However, the majority of the Company's business is primarily focused around providing services to customers through long-term contracts. Revenues under these service agreements are recognized as they are earned over the life of the long-term contract. A substantial portion of these revenues are recognized after installation is complete, as contrasted to perpetual license arrangements where revenue recognition generally ends upon completion of the installation. As a result, the Company's revenues tend to be more stable than those of many software companies. Also, at any point in time, the Company has a significant amount of revenues to be realized in the future as installation work is completed and processing services are performed. While the Company does not routinely report such amounts, management estimates the total amount of future revenues under contract at December 31, 1994 is in excess of $1.0 billion.

  The Company's information processing services and systems operate on computer systems that range from personal computers to minicomputers to mainframes. These systems are offered on computers operating at the customer's site, at the Company's Information Services Center (i.e., remotely), or as part of a distributed network. Depending on the type of product or service selected, equipment utilized by the customer can be provided by the Company under fixed-period lease agreements or sales agreements.

Results of Operations for 1994 Compared to 1993

  In 1994, revenues grew 9.9%, to $550,769,000 compared to 1993. Net income was $35,099,000 and net income per share was $1.51 for the year ended December 31, 1994, which represent increases of 13.2% and 11.9%, respectively, compared to 1993.

------------------------------------------------------------------------------------------------------------------
Analysis of Changes in Consolidated Cost and Expenses
(000 omitted)
------------------------------------------------------------------------------------------------------------------
                                                                      Change                   Change
                                                                       from                     from
                                                             1994   Prior Year       1993    Prior Year     1992
------------------------------------------------------------------------------------------------------------------
Operating and development..............................  $234,975      $24,727    $210,248      $ 4,970  $205,278
 Percentage of service and system fees revenues........      46.6%                    46.4%                  48.7%
Marketing and installation.............................   170,941       15,611     155,330       16,667   138,663
 Percentage of service and system fees revenues........      33.9%                    34.3%                  32.9%
General and administrative.............................    47,508        3,401      44,107        2,069    42,038
 Percentage of service and system fees revenues........       9.4%                     9.8%                  10.0%
Interest...............................................     1,443           94       1,349          244     1,105
 Percentage of service and system fees revenues........       0.3%                     0.3%                   0.2%
                                                         ---------------------------------------------------------
  Total................................................  $454,867      $43,833    $411,034      $23,950  $387,084
                                                         =========================================================
   Percentage of service and system fees revenues......      90.2%                    90.8%                  91.8%
                                                         =========================================================
------------------------------------------------------------------------------------------------------------------
Cost of hardware sales.................................  $ 38,362      $  (209)   $ 38,571      $ 1,077  $ 37,494
                                                         =========================================================
 Percentage of hardware sales revenues.................      82.7%                    79.6%                  78.1%
                                                         =========================================================
------------------------------------------------------------------------------------------------------------------

. Service and system fees revenues increased 11.4% to $504,386,000 in 1994 compared to 1993. This increase was primarily due to higher levels of professional services, system processing fees, and system sales. The higher level of professional services was generally attributable to systems installation and support fees.

. Hardware sales revenues decreased to $46,383,000 in 1994 from $48,486,000 in 1993, primarily due to the change in the timing and product mix of systems installed.

. Operating and development expenses increased to 46.6% of service and system fees revenues in 1994 from 46.4% in 1993. This change was primarily due to increased personnel costs to support higher levels of professional services, and computer hardware and associated costs to support the growth in the base of customers operating their systems at the Company's Information Services Center.

. Marketing and installation expenses decreased to 33.9% of service and system fees revenues in 1994 from 34.3% in 1993. This decrease was primarily due to improved efficiency in providing installations and support services to the Company's growing base of customers. This decrease was partially offset by higher costs incurred for equipment and training to improve staff productivity.

. General and administrative expenses, as a percentage of service and system fees revenues, decreased to 9.4% in 1994 from 9.8% in 1993, primarily due to the Company's ongoing efforts to control administrative costs.

. Interest expense was $1,443,000 in 1994 compared to $1,349,000 in 1993. This change was primarily due to a higher level of average outstanding borrowings associated with the Company's short-term loan and capital lease obligations in 1994 compared to 1993.

. Cost of hardware sales increased to 82.7% of hardware sales revenues in 1994 from 79.6% in 1993. This change was primarily due to the different product mixes of systems installed in each year, and reduced hardware margins in line with industry trends.

. Income taxes were $22,441,000 in 1994 and $20,665,000 in 1993. The Company's effective tax rate for federal, state, and foreign income taxes was 39.0% in 1994 compared to 40.0% in 1993. The lower rate in 1994, when compared to 1993, was primarily due to the additional provision made in 1993 to adjust the Company's deferred tax liability to the increased federal tax rate of 35.0%.

  The impact of currency fluctuations on the Company's European operations was not significant in 1994.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)
--------------------------------------------------------------------------------


RESULTS OF OPERATIONS FOR 1993 COMPARED TO 1992

  In 1993, revenues grew 6.7%, to $501,283,000 compared to 1992.   Net income
was $31,013,000 and net income per share was $1.35 for the year ended December 31, 1993, which represent increases of 9.3% and 8.9%, respectively, compared to 1992.

. Service and system fees revenues increased to $452,797,000 in 1993 from $421,620,000 in 1992. Contributing to this change were higher levels of professional services, which include support and installation services, and system processing fees.

. Hardware sales revenues of $48,486,000 in 1993 did not vary significantly from the prior year.

. Operating and development expenses decreased to 46.4% of service and system fees revenues in 1993 from 48.7% in 1992, primarily due to efficiencies gained through decreased costs for computer hardware at the Company's Information Services Center, which were partially offset by increased personnel costs to support higher levels of professional services, generally related to installations, provided by the Company in 1993.

. Marketing and installation expenses increased to 34.3% of service and system fees revenues in 1993 from 32.9% in 1992, due to increased costs for personnel, travel and living, and outside consulting fees, which were related to higher levels of professional services for installation and support activities. Also contributing to this change were increases in incentive compensation expenses, which were primarily due to the higher level of revenues generated in 1993.

. General and administrative expenses, as a percentage of service and system fees revenues, decreased to 9.8% in 1993 from 10.0% in 1992, primarily due to decreases in certain administrative expenses as part of the Company's ongoing efforts to control costs, which were partially offset by increased personnel costs.

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

. Income taxes were $20,665,000 in 1993 and $16,667,000 in 1992. The Company's effective tax rate for federal, state, and foreign income taxes was 40.0% in 1993 compared to 37.0% in 1992. The higher rate in 1993 compared to 1992 was primarily due to the increase in the statutory corporate rate for federal income taxes enacted in 1993, an additional tax provision to adjust the Company's deferred tax liability resulting from the new federal rate, and increases in certain non-deductible items. Excluding the additional provision needed to increase the Company's deferred tax liability to the new federal tax rate, the Company's effective tax rate for 1993 was 39.0%.

INFLATION

  Significant portions of the Company's expenses are inflation sensitive. Rising costs for the years ended December 31, 1994, 1993, and 1992 have been partially offset by increased employee and computer productivity.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Liquidity and Capital Resources

  Total assets increased from $305,604,000 at January 1, 1993 to $380,065,000 at December 31, 1994. Stockholders' investment increased from $186,596,000 to $219,196,000 over the same period. These changes resulted primarily from operations. During this period, the Company financed most of its capital expenditures and working capital requirements from operations. The major uses of funds during this period were for investments in computer equipment and software, the payment of quarterly dividends, the acquisition of GTE Health Systems Incorporated (GTEHS), the formation of a partnership related to home healthcare software, and the addition of long-term financing arrangements extended to some of the Company's customers. The Company has had no negative collection experience associated with these long-term financing arrangements, and they have not materially affected short-term liquidity. At the end of 1994, cash and short-term investments were $21,249,000 compared to $30,854,000 at the beginning of 1993.

  Net cash flows from operating activities decreased to $46,932,000 in 1994 compared to $67,778,000 in 1993. This change was primarily due to the growth in accounts receivable of $17,391,000 and reductions in deferred revenues of $14,765,000. The increase in accounts receivable was caused by higher business levels and greater amounts of revenues recognized, which are contractually billable in future periods. These reductions in cash flows were partially offset by the increase in net income, adjusted for non-cash expenses such as depreciation and amortization, of $5,393,000.

  Net cash flows from operating activities increased to $67,778,000 in 1993 compared to $50,156,000 in 1992. This change was primarily due to the improvements in cash flows caused by increases in deferred revenues of $13,316,000, accrued and deferred income taxes of $6,014,000, and the growth in net income, adjusted for non-cash expenses such as depreciation and amortization, of $3,832,000. These increases in cash flows were partially offset by reduced cash flows related to accounts payable and accrued expenses of $2,326,000, and prepaid expenses and other current assets of $2,260,000. Cash flows related to accounts receivable were essentially unchanged in 1993 when compared to 1992.

  Cash flows used for investing activities were $49,664,000, $44,021,000, and $27,817,000, in 1994, 1993, and 1992, respectively. The Company's investing activities in 1994 included the acquisition of all of the outstanding capital stock of GTEHS, a provider of information systems to the healthcare industry, for $17,287,000. Investing cash flows in 1993 included the Company's acquisition of a 50% ownership share in Delta Health Systems, a partnership related to home healthcare software, for $6,500,000 and the purchase of an office building in Spain for $4,811,000.

  The following is an analysis of cash flows used to invest in property, equipment, and computer software, excluding equipment acquired under capital leases, for the three-year period ended December 31, 1994:

                                           (000 omitted)
--------------------------------------------------------------------------------
                                   1994        1993        1992
--------------------------------------------------------------------------------
Inhouse computer and network
 communications equipment.......  $14,093       $11,316   $8,651
Internally produced software....    8,725         8,700    8,150
Purchased software..............    4,349         2,411    2,318
Minicomputers and peripherals,
 most of which are leased
 to customers...................    2,859         3,259    3,562
Building........................       --         4,811       --
--------------------------------------------------------------------------------

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)
--------------------------------------------------------------------------------


  Inhouse computer and network communications equipment is used primarily to process, store, and retrieve customer information at the Company's Information Services Center, and to service and support customers from the Company's corporate headquarters and branch offices. Capital expenditures for inhouse computer equipment vary depending upon whether the equipment is purchased or obtained under operating leases. Capital expenditures for minicomputers and peripherals fluctuate due to changes in vendor pricing, unit volumes, and the customers' decisions to buy or lease hardware.

  The remaining significant use of cash by the Company for each of the three years in the period ended December 31, 1994 was for the payment of common stock dividends, which were $19,192,000 in 1994, $18,989,000 in 1993, and $18,883,000
in 1992.

  GTEHS, which was purchased on September 30, 1994, had historically incurred operating losses. The Company, upon the acquisition of GTEHS, implemented various strategies to improve their operating results. Accordingly, the Company anticipates that the acquisition of GTEHS will have no material negative impact on the Company's financial position or results of operations.

  Management is not aware of any potential material impairments to the Company's strong financial position. The most significant requirements for funds now anticipated are as follows:

. Equipment - During 1995, the Company anticipates that capital expenditures for equipment will be in line with similar expenditures in recent years. Factors such as business activity levels, buy versus lease decisions, and vendor pricing will continue to affect capital equipment expenditures.

. Dividends - During each of the three years in the period ended December 31, 1994, cash dividends declared were $.84 per share. All dividends were declared in the last month of each calendar quarter and paid the following month. The Company anticipates paying approximately $19,300,000 in dividends in 1995.

. Stock repurchase - The Company's Board of Directors has authorized the repurchase of up to 5,000,000 shares of the Company's common stock. As of December 31, 1994, 2,873,500 shares, at a cumulative cost of $54,325,000, have been repurchased. During 1994, 1993, and 1992, no shares were repurchased.

  The Company expects to finance most of its capital requirements with internally generated funds. Currently, the Company has lines of credit with banks of approximately $51,700,000, primarily at their prime interest rates. These lines are used from time to time to supplement cash provided from operating activities.

------------------------------------------------------------------------------------------------------------------------------------
Selected Financial Data
(000 omitted, except per share amounts)

------------------------------------------------------------------------------------------------------------------------------------

                                                 1994                 1993                 1992            1991           1990
------------------------------------------------------------------------------------------------------------------------------------

Summary of Consolidated Operations
------------------------------------------------------------------------------------------------------------------------------------

Revenues...................                    $550,769             $501,283             $469,624        $438,705        $403,127
Cost and Expenses..........                    $493,229             $449,605             $424,578        $399,193        $369,308
Income Before Income Taxes.                    $ 57,540             $ 51,678             $ 45,046        $ 39,512        $ 33,819
Income Taxes...............                    $ 22,441             $ 20,665             $ 16,667        $ 14,224        $ 11,160
Net Income.................                    $ 35,099             $ 31,013             $ 28,379        $ 25,288        $ 22,659
Net Income Per Share.......                    $   1.51             $   1.35             $   1.24        $   1.11        $   1.01
Average Shares Outstanding.                      23,280               23,046               22,880          22,761          22,437
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Summary of Consolidated Financial Position
------------------------------------------------------------------------------------------------------------------------------------

Total Assets...............                    $380,065             $341,442             $305,604        $292,790        $286,021
Long-Term Obligations......                    $  4,974             $  6,395             $  2,291        $  4,237        $  4,415
Total Liabilities..........                    $160,869             $143,236             $119,008        $115,577        $113,657
Stockholders' Investment...                    $219,196             $198,206             $186,596        $177,213        $172,364
Stockholders' Investment
 Per Share.................                    $   9.55             $   8.71             $   8.27        $   7.89        $   7.69
Current Assets.............                    $177,478             $165,536             $156,428        $151,007        $140,178
Current Liabilities........                    $116,847             $ 92,840             $ 87,944        $ 81,956        $ 82,196
Working Capital............                    $ 60,631             $ 72,696             $ 68,484        $ 69,051        $ 57,982
Current Ratio..............                      1.52:1               1.78:1               1.78:1          1.84:1          1.71:1
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Operating Ratios and Selected Financial Data
------------------------------------------------------------------------------------------------------------------------------------

Operating Margin...........                         9.8%                 9.2%                 8.2%            7.2%            5.8%
Hardware Margin............                        17.3%                20.4%                21.9%           23.9%           28.2%
Pretax Margin..............                        10.4%                10.3%                 9.6%            9.0%            8.4%
Net Margin.................                         6.4%                 6.2%                 6.0%            5.8%            5.6%
Effective Tax Rate.........                        39.0%                40.0%                37.0%           36.0%           33.0%
Return on Average
 Investment................                        16.8%                16.1%                15.6%           14.5%           13.3%
Cash Dividends Declared
 Compared to Prior Year's
 Net Income................                        62.0%                67.0%                74.8%           83.2%           81.4%
Cash Dividends Declared
 Per Share.................                    $    .84             $    .84             $    .84        $    .84        $    .84
Depreciation and
 Amortization..............                    $ 32,122             $ 30,815             $ 29,617        $ 29,007        $ 27,260
Research and Development...                    $ 39,226             $ 37,087             $ 33,703        $ 33,639        $ 31,926
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Market Price and Dividends Declared Per Share *
------------------------------------------------------------------------------------------------------------------------------------

First Quarter
  High.....................                    $ 29 3/8             $ 24 3/8             $ 24 3/8        $ 19 1/8        $ 14 3/4
  Low......................                    $ 23 5/8             $ 20 3/4             $ 19 1/4        $ 13 7/8        $ 12
  Dividends Declared.......                    $.21                 $.21                 $.21            $.21            $.21
Second Quarter
  High.....................                    $ 28 1/4             $ 23 7/8             $ 20 5/8        $ 22 3/4        $ 13 3/4
  Low......................                    $ 22 1/8             $ 19 1/2             $ 16 7/8        $ 16 1/8        $ 12 1/4
  Dividends Declared.......                    $.21                 $.21                 $.21            $.21            $.21
Third Quarter
  High.....................                    $ 28 1/2             $ 24 1/2             $ 22 3/8        $ 23 3/8        $ 16 7/8
  Low......................                    $ 22 3/4             $ 17 1/2             $ 17 3/4        $ 19 7/8        $ 12 1/2
  Dividends Declared.......                    $.21                 $.21                 $.21            $.21            $.21
Fourth Quarter
  High.....................                    $ 34 1/2             $ 26                 $ 22 3/4        $ 22 7/8        $ 18 3/8
  Low......................                    $ 25 3/8             $ 21 1/2             $ 19 7/8        $ 17            $ 14 5/8
  Dividends Declared.......                    $.21                 $.21                 $.21            $.21            $.21
------------------------------------------------------------------------------------------------------------------------------------

* As of December 31, 1994 there were 5,627 stockholders of record of the Company's common stock. The Company's common stock trades on The Nasdaq Stock Market under the symbol SMED. The prices shown in the table above are the high and low transaction prices as quoted in the Nasdaq National Market.

Shared Medical Systems Corporation

---------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet

                                                                                     December 31
---------------------------------------------------------------------------------------------------------
                                                                                  1994          1993
---------------------------------------------------------------------------------------------------------
Assets
Current Assets:
 Cash and short-term investments...........................................     $ 21,249,000  $ 35,826,000
 Accounts receivable, net of reserve of $5,317,000 in 1994 and
   $4,279,000 in 1993 (Note 1).............................................      138,554,000   113,138,000
 Prepaid expenses and other current assets (Note 1)........................       17,675,000    16,572,000
                                                                                --------------------------
  Total Current Assets.....................................................      177,478,000   165,536,000
                                                                                --------------------------

Property and Equipment, at cost (Notes 1 & 8):
 Land and land improvements................................................       10,711,000    10,703,000
 Buildings.................................................................       59,402,000    57,368,000
 Equipment.................................................................      169,487,000   183,257,000
                                                                                --------------------------
                                                                                 239,600,000   251,328,000
                                                                                --------------------------
  Less: Accumulated depreciation and amortization..........................      134,513,000   146,463,000
                                                                                --------------------------
                                                                                 105,087,000   104,865,000
                                                                                --------------------------

Computer Software, net of accumulated amortization of $36,158,000 in 1994
 and $28,552,000 in 1993 (Note 1)..........................................       38,801,000    33,547,000
                                                                                --------------------------
Other Assets (Note 1)......................................................       58,699,000    37,494,000
                                                                                --------------------------
                                                                                $380,065,000  $341,442,000
                                                                                ==========================
---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

-------------------------------------------------------------------------------------------------------------------

                                                                                                December 31
-------------------------------------------------------------------------------------------------------------------
                                                                                            1994           1993
-------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Investment
Current Liabilities:
 Notes payable (Note 7).......................................                          $ 12,383,000   $  5,830,000
 Current portion of long-term obligations under capital leases
 (Note 8).....................................................                             3,100,000      2,433,000
 Dividends payable............................................                             4,818,000      4,778,000
 Accounts payable.............................................                            23,633,000     16,509,000
 Accrued expenses (Note 1)....................................                            38,189,000     32,434,000
 Current deferred revenues (Note 1)...........................                            28,133,000     23,477,000
 Accrued and current deferred income taxes (Notes 1 & 3)......                             6,591,000      7,379,000
                                                                                        ---------------------------
  Total Current Liabilities...................................                           116,847,000     92,840,000
                                                                                        ---------------------------
Deferred Revenues (Note 1)....................................                            17,352,000     21,619,000
                                                                                        ---------------------------
Long-Term Obligations Under Capital Leases (Note 8)...........                             4,974,000      6,395,000
                                                                                        ---------------------------
Deferred Income Taxes (Notes 1 & 3)...........................                            21,696,000     22,382,000
                                                                                        ---------------------------
Commitments (Note 8)

Stockholders' Investment (Notes 1, 5 & 6):
 Preferred stock, par value $.10; authorized 1,000,000 shares;
 none issued..................................................                                --             --
 Common stock, par value $.01; authorized 60,000,000 shares;

                                                                   1994        1993
                                                                ----------------------
  Shares issued...............................................  26,964,821  26,770,731
  Less--
   Treasury shares:
     Donated..................................................   1,114,400   1,114,400
     Purchased................................................   2,907,875   2,903,523
  Shares outstanding..........................................  22,942,546  22,752,808       270,000        268,000
 Paid-in capital (Note 6).....................................                            32,365,000     28,829,000
 Retained earnings............................................                           244,698,000    228,831,000
 Purchased common stock in treasury, at cost (Note 5).........                           (55,116,000)   (54,948,000)
 Cumulative translation adjustment (Note 1)...................                            (3,021,000)    (4,774,000)
                                                                                        ---------------------------
  Total Stockholders' Investment..............................                           219,196,000    198,206,000
                                                                                        ---------------------------
                                                                                        $380,065,000   $341,442,000
                                                                                        ===========================
-------------------------------------------------------------------------------------------------------------------

Shared Medical Systems Corporation
----------------------------------------------------------------------------------------------
Consolidated Statement of Income


                                                                Year Ended December 31
----------------------------------------------------------------------------------------------
                                                           1994          1993          1992
----------------------------------------------------------------------------------------------
Revenues:
 Service and system fees (Note 1)...................  $504,386,000  $452,797,000  $421,620,000
 Hardware sales (Note 1)............................    46,383,000    48,486,000    48,004,000
                                                      ----------------------------------------
                                                       550,769,000   501,283,000   469,624,000
                                                      ----------------------------------------
Cost and Expenses:
 Operating and development..........................   234,975,000   210,248,000   205,278,000
 Marketing and installation.........................   170,941,000   155,330,000   138,663,000
 General and administrative.........................    47,508,000    44,107,000    42,038,000
 Cost of hardware sales.............................    38,362,000    38,571,000    37,494,000
 Interest (Notes 7 & 8).............................     1,443,000     1,349,000     1,105,000
                                                      ----------------------------------------
                                                       493,229,000   449,605,000   424,578,000
                                                      ----------------------------------------
Income Before Income Taxes..........................    57,540,000    51,678,000    45,046,000
Provision for Income Taxes (Note 3).................    22,441,000    20,665,000    16,667,000
                                                      ----------------------------------------
Net Income..........................................  $ 35,099,000  $ 31,013,000  $ 28,379,000
                                                      ========================================
Net Income Per Common Share (Note 2)................         $1.51         $1.35         $1.24
                                                      ========================================
Number of shares used to compute per share amounts..    23,280,000    23,046,000    22,880,000
                                                      ========================================
----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

Shared Medical Systems Corporation
----------------------------------------------------------------------------------------------------------
Consolidated Statement of Cash Flows


                                                                         Year Ended December 31
----------------------------------------------------------------------------------------------------------
                                                                    1994           1993           1992
----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Net income...................................................  $ 35,099,000   $ 31,013,000   $ 28,379,000
 Adjustments to reconcile net income to net cash provided by operating activities -
   Depreciation and amortization..............................    32,122,000     30,815,000     29,617,000
   Asset (increase) decrease -
     Accounts receivable......................................   (20,047,000)    (2,656,000)    (2,644,000)
     Prepaid expenses and other current assets................      (973,000)    (1,480,000)       780,000
     Other assets.............................................    (5,321,000)    (7,982,000)    (7,952,000)
   Liability increase (decrease) -
     Accounts payable and accrued expenses....................    11,585,000      4,030,000      6,356,000
     Accrued and current deferred income taxes................      (788,000)        39,000        487,000
     Deferred revenues........................................    (4,977,000)     9,788,000     (3,528,000)
     Deferred income taxes....................................      (686,000)     6,192,000       (270,000)
   Other......................................................       918,000     (1,981,000)    (1,069,000)
                                                                ------------------------------------------
     Net cash provided by operating activities................    46,932,000     67,778,000     50,156,000
                                                                ------------------------------------------
Cash Flows from Investing Activities:
 Property and equipment additions.............................   (20,328,000)   (24,945,000)   (18,423,000)
 Investment in computer software..............................   (13,074,000)   (11,111,000)   (10,468,000)
 Dispositions of equipment....................................     1,025,000        235,000      1,074,000
 Investments in subsidiary, partnership and related loan......   (17,287,000)    (8,200,000)            --
                                                                ------------------------------------------
     Net cash used for investing activities...................   (49,664,000)   (44,021,000)   (27,817,000)
                                                                ------------------------------------------
Cash Flows from Financing Activities:
 Dividends paid...............................................   (19,192,000)   (18,989,000)   (18,883,000)
 Change in treasury stock.....................................      (168,000)       (84,000)      (202,000)
 Payments on long-term obligations............................    (2,576,000)    (1,845,000)    (4,181,000)
 Increase (decrease) in notes payable.........................     6,553,000     (1,104,000)     2,347,000
 Exercise of stock options....................................     3,538,000      3,237,000      2,137,000
                                                                ------------------------------------------
     Net cash used for financing activities...................   (11,845,000)   (18,785,000)   (18,782,000)
                                                                ------------------------------------------
Net (Decrease) Increase in Cash and Short-Term Investments....   (14,577,000)     4,972,000      3,557,000
Cash and Short-Term Investments, Beginning of Year............    35,826,000     30,854,000     27,297,000
                                                                ------------------------------------------
Cash and Short-Term Investments, End of Year                    $ 21,249,000   $ 35,826,000   $ 30,854,000
                                                                ==========================================
----------------------------------------------------------------------------------------------------------

Shared Medical Systems Corporation
------------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Investment
For the Years Ended December 31, 1994, 1993, and 1992



------------------------------------------------------------------------------------------------------------------------------------

                                                          Common Stock                                                   Cumulative
                                                     ---------------------    Paid-in       Retained      Treasury       Translation
                                                       Shares    Par Value    Capital       Earnings        Stock        Adjustment
------------------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1992 ..........................  26,456,410  $265,000  $ 23,458,000   $207,374,000   $(54,662,000)  $   778,000
 Common stock transactions -
  Exercise of stock options and grant
   of restricted shares (Note 6)...................     123,841     1,000     1,836,000                      (147,000)
  Employee stock purchase plan.....................                                                           (55,000)
  Tax benefit from the exercise of
   non-qualified stock options.....................                             300,000
 Dividends on common stock
   ($.84 per share)................................                                        (18,907,000)
 Net income........................................                                         28,379,000
 Translation adjustment (Note 1)...................                                                                      (2,024,000)
                                                     ------------------------------------------------------------------------------

Balance, December 31, 1992 ........................  26,580,251   266,000    25,594,000    216,846,000    (54,864,000)   (1,246,000)

 Common stock transactions -
  Exercise of stock options and grant
   of restricted shares (Note 6)...................     190,480     2,000     2,610,000                       (91,000)
  Employee stock purchase plan.....................                                                             7,000
  Tax benefit from the exercise of
   non-qualified stock options.....................                             625,000
 Dividends on common stock
   ($.84 per share)................................                                        (19,028,000)
 Net income........................................                                         31,013,000
 Translation adjustment (Note 1)...................                                                                      (3,528,000)
                                                     ------------------------------------------------------------------------------

Balance, December 31, 1993.........................  26,770,731   268,000    28,829,000    228,831,000    (54,948,000)   (4,774,000)

 Common stock transactions -
  Exercise of stock options and grant
   of restricted shares (Note 6)...................     194,090     2,000     2,622,000                      (132,000)
  Employee stock purchase plan.....................                                                           (36,000)
  Tax benefit from the exercise of
   non-qualified stock options.....................                             914,000
 Dividends on common stock
   ($.84 per share)................................                                        (19,232,000)
 Net income........................................                                         35,099,000
 Translation adjustment (Note 1)...................                                                                       1,753,000
                                                     ------------------------------------------------------------------------------

Balance, December 31, 1994                           26,964,821  $270,000  $ 32,365,000   $244,698,000   $(55,116,000)  $(3,021,000)

                                                     ==============================================================================
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992


--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

  Recognition of Revenues - The Company's services and systems are provided to hospitals, multi-entity healthcare corporations, physician groups, and other healthcare providers in North America and Europe based upon contractual agreements. Service revenues, which include processing, professional service and support fees, are recorded in the period in which the services are performed. Service contracts can have terms which range from one to ten years. System fees, consisting of software applications provided under perpetual licensing agreements, are recognized primarily over the system's installation period and when collection is deemed probable in order to properly match revenues with expenses incurred. Hardware sales are recognized generally upon installation of the equipment at the customer site.

  All service and system fees are billable according to the specific terms in each customer contract. Accounts receivable consist primarily of unsecured
short-term amounts due from the Company's customers.   At December 31, 1994 and
1993, accounts receivable included $55,800,000 and $42,167,000, respectively, of unbilled revenues recognized under certain long-term software license, installation, and hardware contracts. Such unbilled receivables arise from the consistent application of the revenue recognition policies described above. Invoicing of unbilled receivables, which generally occurs within six months of the recognition of the related revenues, is based upon the terms of the individual customer contracts.

  The Company has provided long-term financing arrangements for systems and hardware to some of its customers. Some of these long-term financing arrangements are partially collateralized by customer equipment. These long-term financing arrangements have terms ranging from three to ten years and bear interest at rates, which may be stated or imputed, ranging from 7% to 12%. The long-term portion of these financing arrangements, included in other assets, was $29,162,000 and $21,679,000 at December 31, 1994 and 1993, respectively.
Interest income earned on long-term financing arrangements was $2,018,000, $1,541,000, and $953,000 in 1994, 1993, and 1992, respectively.

  Current and noncurrent deferred revenues totaling $45,485,000 at December 31, 1994 and $45,096,000 at December 31, 1993, represent funds received by the Company in advance of the performance of services or installation of systems, which are deferred and recognized as revenues when earned.

  Interest income from short-term investments included in revenues was $484,000 in 1994, $745,000 in 1993, and $1,627,000 in 1992.

  Prepaid Expenses and Other Current Assets - Included in prepaid expenses and other current assets are deferred charges of $6,562,000 at December 31, 1994 and $5,503,000 at December 31, 1993, representing the cost of equipment which will be expensed when the related hardware revenues are earned.

  Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives, which range from two to fifteen years. The Company's buildings, not including equipment therein, are being depreciated using a 45-year life.

  Computer Software - The Company capitalizes the cost of certain internally produced computer software and purchased software. Capitalization for internally produced software begins when a project reaches technological feasibility and ceases when the software is available for general release to customers. Internally produced computer software costs, net of accumulated amortization, were $31,657,000 and $29,222,000 as of December 31, 1994 and 1993,
respectively.  Amortization related to internally produced software amounted to
$6,290,000 in 1994, $5,464,000 in 1993, and $4,894,000 in 1992.   Purchased
software, net of accumulated amortization, was $7,144,000 and $4,325,000 as of December 31, 1994 and 1993, respectively. Computer software is amortized using the straight-line method over its expected useful life, which is generally five years.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992

--------------------------------------------------------------------------------

  Acquisitions - On September 30, 1994, the Company acquired all of the outstanding capital stock of GTE Health Systems Incorporated, a provider of information systems to the healthcare industry, from GTE Directories Corporation for $17,287,000. This acquisition was accounted for using the purchase method. GTE Health Systems Incorporated's results of operations have been included in the Company's consolidated results of operations since the date of acquisition. The following unaudited pro forma consolidated results of operations give effect to the above acquisition as though it had occurred on January 1, 1993, however, they are not necessarily indicative of results of operations that would have occurred had the purchase been made on January 1, 1993, or future results of operations of the combined companies.

---------------------------------------------------------
                                   1994          1993
---------------------------------------------------------
Revenues.....................  $568,120,000  $525,975,000
                               ==========================
Net Income...................  $ 32,470,000  $ 29,168,000
                               ==========================
Net Income Per Common Share..  $       1.39  $       1.27
                               ==========================
---------------------------------------------------------

  During 1993, the Company acquired a 50% ownership share in Delta Health Systems for approximately $6,500,000. Delta Health Systems provides information systems and services to home healthcare organizations.

  Goodwill - Included in other assets are amounts for goodwill, net of accumulated amortization, of $20,089,000 and $3,654,000 as of December 31, 1994 and 1993, respectively. Goodwill is amortized using the straight-line method over twenty years.

  Research and Development - The Company expenses all research and non-capitalized development costs, which generally consist of costs incurred to establish the technological feasibility of internally produced computer software. These expenses were primarily for computer costs and salaries of personnel, and amounted to $39,226,000 in 1994, $37,087,000 in 1993, and
$33,703,000 in 1992.

  Accrued Expenses - Included in accrued expenses are incentive compensation plan accruals of $14,136,000 at December 31, 1994 and $11,545,000 at December 31, 1993. Incentive compensation plan payments are primarily based on revenues generated and on the signing of new and renewal contracts. Accrual balances for incentive compensation plans can vary based on the timing of revenues recognized, draws and related settlements, and are not necessarily indicative of sales activities for the year.

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

  Foreign Currency Transactions - Transactions of the Company and its foreign branches and subsidiaries are periodically made in currencies other than their own and are included in income as they occur. There were no material gains or losses arising from foreign currency transactions during 1994, 1993, and 1992.

  Statement of Cash Flows - The Company's short-term investments have original maturities of less than 91 days and are deemed to be cash equivalents for purposes of reporting cash flows. At December 31, 1994 and 1993, the Company's carrying amount for cash and short-term investments approximates fair value. The Company paid income taxes, net of refunds, of $23,018,000 in 1994, $13,959,000 in 1993, and $15,833,000 in 1992. During the same periods, the
Company paid interest of $1,404,000, $1,360,000, and $1,122,000, respectively. Capital lease obligations of $1,822,000, $7,089,000, and $2,196,000 were added by the Company in 1994, 1993, and 1992, respectively.

2. NET INCOME PER COMMON SHARE:

  For each of the three years in the period ended December 31, 1994, net income per common share was computed using the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents result from the assumed exercise of stock options. Primary income per share and fully diluted income per share were the same in each period.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
3. INCOME TAXES:

  The provision for income taxes includes the following:

---------------------------------------------------------------
                            1994          1993          1992
---------------------------------------------------------------
Federal:
 Current..............  $17,131,000   $16,527,000   $14,724,000
 Current deferred.....    3,495,000     1,265,000       791,000
 Noncurrent deferred..     (578,000)      626,000      (622,000)
                        ---------------------------------------
                         20,048,000    18,418,000    14,893,000
                        ---------------------------------------
State:
 Current..............    2,226,000     2,011,000     1,440,000
 Current deferred.....      275,000      (241,000)      (18,000)
 Noncurrent deferred..     (108,000)      477,000       352,000
                        ---------------------------------------
                          2,393,000     2,247,000     1,774,000
                        ---------------------------------------
Provision for
 income taxes.........  $22,441,000   $20,665,000   $16,667,000
                        =======================================
---------------------------------------------------------------

  The provision for income taxes results in effective tax rates for the years ended December 31, 1994, 1993, and 1992, which differ from the statutory federal income tax rate as follows:

--------------------------------------------------------------
                                        Percentage of Income
                                        ----------------------
                                        1994     1993    1992
--------------------------------------------------------------
Statutory federal income tax rate....    35.0%   35.0%   34.0%
State income taxes, net of
 federal income tax benefit..........     2.7     2.8     2.6
Effect on deferred tax liability of
 statutory federal income tax
 rate increase.......................      --     1.0      --
Other................................     1.3     1.2     0.4
                                         ---------------------
                                         39.0%   40.0%   37.0%
                                         =====================
--------------------------------------------------------------

  The significant components of the current and noncurrent deferred income tax liability for the years ended December 31, 1994 and 1993 were as follows:

-----------------------------------------------------------------
                                            1994          1993
-----------------------------------------------------------------
Depreciation and amortization..........  $10,402,000  $10,730,000
Internally produced computer software..   11,606,000   10,760,000
Accrued and deferred revenues, net.....    2,065,000   (2,340,000)
Other temporary differences............    2,029,000    3,868,000
                                         ------------------------
                                         $26,102,000  $23,018,000
                                         ========================
-----------------------------------------------------------------

  At December 31, 1994 the Company had foreign net operating loss carryforwards of approximately $8,900,000, most of which can be carried forward indefinitely. The Company also has approximately $10,000,000 of tax basis in excess of book value, which may be utilized to offset taxable income in the future. Due to their contingent nature, these deferred tax assets have been fully offset by a valuation allowance.

  The Company does not provide for U.S. income and foreign withholding taxes on the unremitted earnings of its foreign subsidiaries, which the Company considers to be permanently invested. The cumulative unremitted foreign earnings amounted to $10,252,000 at December 31, 1994.

4. EMPLOYEE BENEFIT PLAN:

  The Company has a Section 401(k) retirement and savings plan. As part of this plan, employees may contribute a portion of their earnings, which are then invested, as specified by the employees, in the common stock of the Company or in any of six mutual investment funds. The Company matches a certain portion of employee contributions under the plan. The Company's matching contributions charged to expenses in 1994, 1993, and 1992, were $2,096,000, $1,640,000, and
$1,395,000, respectively.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992


--------------------------------------------------------------------------------
5. CAPITAL STOCK:

  The Board of Directors may authorize the issuance of one or more series of preferred stock with dividend rates, redemption prices, conversion privileges, and sinking fund requirements as determined by the Board.

  During 1987 and 1988, the Board adopted resolutions authorizing, but not requiring, the Company to repurchase up to a total of 5,000,000 shares of its common stock from time to time. As of December 31, 1994, 2,873,500 shares had been acquired, at a cumulative cost of $54,325,000. During 1994, 1993, and 1992 no additional shares were repurchased under these resolutions.

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

  The Company also has issued stock options under two non-qualified stock option plans for non-employee directors. Under one of these plans a committee of the Board, comprised of members who may not participate in this plan, may grant options at prices no less than the fair market value of the Company's common stock on the date of the grant. These non-qualified options become exercisable as determined by the committee and may have terms ranging from two to ten years. Under the other plan for non-employee directors, options were granted on the effective date of the plan to all non-employee directors then on the Board. Subsequent to the effective date of the plan, options are issued upon a director's initial election to the Board and on each five-year anniversary of continuous service by a director on the Board. These non-qualified options become exercisable during the five-year period from the date of grant and have a ten-year term.

  The following table summarizes the activity of all option plans during the three years ended December 31:

-------------------------------------------------------------------
                                     1994        1993        1992
-------------------------------------------------------------------
Outstanding, beginning of year..  1,606,772   2,065,077   1,856,927
 Granted........................    524,815      62,500     415,000
 Exercised......................   (176,642)   (173,079)   (117,468)
 Cancelled......................    (60,440)   (347,726)    (89,382)
                                  ---------------------------------
Outstanding, end of year........  1,894,505   1,606,772   2,065,077
                                  =================================
-------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  As of December 31, 1994, a maximum of 2,355,204 and 235,000 of additional options may be granted to key employees and non-employee directors, respectively, under these plans. As of December 31, 1994, options to purchase 1,894,505 shares were outstanding at option prices ranging from $12.50 to $27.06 per share. Options covering 335,274 shares, with an average option price of $14.12 per share and an aggregate option price of $4,735,000, were exercisable as of December 31, 1994. The outstanding options expire on various dates through 2004. Options were exercised at prices ranging from $12.50 to $19.94 in 1994, $12.50 to $20.13 in 1993, and $12.50 to $15.75 in 1992.

  The Company may also grant restricted shares of its common stock under two of these plans. Restricted stock grants are recorded as compensation expense during the vesting terms, which currently range from three to six years. As of December 31, 1994, there were 43,432 restricted shares outstanding under these plans.

7. LINES OF CREDIT:

  At December 31, 1994 the Company had lines of credit with banks totaling $51,664,000, generally at their prime interest rates. At December 31, 1994, $39,281,000 of these lines of credit was unused.

8. LONG-TERM LEASES:

  The Company leases equipment, which is primarily used at the Company's Information Services Center, for periods ranging up to 60 months. Obligations for this type of equipment for the next five years are as follows:

----------------------------------------------------------------
                                         Operating      Capital
Year ending December 31                    Leases       Leases
----------------------------------------------------------------
1995.....................                $20,708,000  $3,530,000
1996.....................                 18,547,000   3,230,000
1997.....................                 11,945,000   1,871,000
1998.....................                    781,000     168,000
1999.....................                    798,000       --
                                         -----------------------
                                         $52,779,000   8,799,000
                                         ===========
Less interest........................                    725,000
                                                      ----------
Present value of future capital lease
obligations..........................                 $8,074,000
                                                      ==========
----------------------------------------------------------------

  Rental expenses for the operating leases described above were $20,124,000 in 1994, $17,453,000 in 1993, and $20,730,000 in 1992.

  Operating lease obligations for office space, primarily branch offices, expiring at various dates through 2000 require minimum aggregate annual rentals of: 1995 - $8,886,000, 1996 - $6,871,000, 1997 - $5,141,000, 1998 - $3,889,000,
1999 - $3,001,000. Rental expenses for these facilities amounted to $9,078,000 in 1994, $8,198,000 in 1993, and $7,867,000 in 1992.

9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

  The following table summarizes quarterly financial data for 1994 and 1993:

            (000 omitted, except per share amounts)
---------------------------------------------------
                        Income
                        Before               Net
                        Income     Net     Income
Quarter     Revenues    Taxes    Income   Per Share
---------------------------------------------------
1993:
  First...   $117,220   $12,159   $7,539       $.33
  Second..    124,146    12,657    7,847        .34
  Third...    123,734    13,019    7,192        .31
  Fourth..    136,183    13,843    8,435        .37
---------------------------------------------------
---------------------------------------------------
1994:
  First...   $125,170   $14,007   $8,544       $.37
  Second..    132,607    14,036    8,562        .37
  Third...    138,834    14,639    8,930        .38
  Fourth..    154,158    14,858    9,063        .39
---------------------------------------------------

  The 1994 fourth quarter consolidated results of operations include GTE Health Systems Incorporated (see Note 1).

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992

--------------------------------------------------------------------------------
10. BUSINESS SEGMENT INFORMATION:

  The only line of business of the Company is computer-based information processing services and systems, which are provided to healthcare organizations, such as clinics, physician group practices, medical schools, public health departments, home healthcare organizations, hospitals of all types (urban, teaching, suburban, rural, specialty), proprietary hospital companies, and not-for-profit multihospital groups. Revenues and operating profits for the three years ended December 31, 1994, and identifiable assets at the end of each of those years, classified by geographic area, were as follows:

-----------------------------------------------------------------------
                                   North
                                  America       Europe     Consolidated
-----------------------------------------------------------------------
1994:
 Revenues.....................  $480,076,000  $70,693,000  $550,769,000
                                =======================================
 Operating profit.............  $ 52,904,000  $ 6,079,000  $ 58,983,000
                                =========================
 Interest expense.............                                1,443,000
                                                           ------------
  Income before income taxes..                             $ 57,540,000
                                                           ============
 Identifiable assets..........  $304,131,000  $54,685,000  $358,816,000
                                =========================
 Corporate assets.............                               21,249,000
                                                           ------------
  Total assets................                             $380,065,000
                                                           ============
-----------------------------------------------------------------------

1993:
 Revenues.....................  $439,260,000  $62,023,000  $501,283,000
                                =======================================
 Operating profit.............  $ 47,255,000  $ 5,772,000  $ 53,027,000
                                =========================
 Interest expense.............                                1,349,000
                                                           ------------
  Income before income taxes..                             $ 51,678,000
                                                           ============
 Identifiable assets..........  $264,208,000  $41,408,000  $305,616,000
                                =========================
 Corporate assets.............                               35,826,000
                                                           ------------
  Total assets................                             $341,442,000
                                                           ============
-----------------------------------------------------------------------

1992:
 Revenues.....................  $403,992,000  $65,632,000  $469,624,000
                                =======================================
 Operating profit.............  $ 40,309,000  $ 5,842,000  $ 46,151,000
                                =========================
 Interest expense.............                                1,105,000
                                                           ------------
  Income before income taxes..                             $ 45,046,000
                                                           ============

 Identifiable assets..........  $234,174,000  $40,576,000  $274,750,000
                                =========================
 Corporate assets.............                               30,854,000
                                                           ------------
  Total assets................                             $305,604,000
                                                           ============
-----------------------------------------------------------------------

  Operating profit equals total revenues less operating expenses and cost of hardware sales. In computing operating profit, interest expense is excluded. Identifiable assets are those assets of the Company that are identified with the operations in each geographic area. Corporate assets are cash and short-term investments. In 1994, 1993, and 1992, no single customer accounted for 10% or more of consolidated revenues.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Report of Independent Public Accountants

To the Stockholders and Board of Directors, Shared Medical Systems Corporation:

  We have audited the accompanying consolidated balance sheet of Shared Medical Systems Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shared Medical Systems Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Philadelphia, PA                                             Arthur Andersen LLP
February 6, 1995                                         /s/ Arthur Andersen LLP
--------------------------------------------------------------------------------

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

Harvey J. Wilson, Director
Mr. Wilson has been a director since 1993. He is a private investor. Mr. Wilson previously served as an officer and member of the Board from the Company's founding in 1969 to 1984.

Jeffrey S. Rubin, Director
Mr. Rubin has been a director since 1993. He is a private investor and consultant.

Executive Officers

R. James Macaleer, Chairman of the Board and
Chief Executive Officer

Marvin S. Cadwell, President and Chief Operating Officer

James C. Kelly, Secretary


Michael B. Costello, Vice President of Administration and Corporate
Communications

Edward J. Grady, Controller and Assistant Treasurer

Terrence W. Kyle, Vice President of Finance, Treasurer, and Assistant Secretary

Francis W. Lavelle, Senior Vice President

Bonnie L. Shuman, General Counsel and Assistant Secretary

Marion G. Tomlin, Senior Vice President

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Domestic and International Offices


--------------------------------------------------------------------------------
DOMESTIC

Corporate Headquarters

SMS
51 Valley Stream Parkway
Malvern, PA 19355
610-219-6300

Branch Offices

Ann Arbor
4251 Plymouth Road
Ann Arbor, MI 48105
313-994-8300

Atlanta
400 Northridge Road
Atlanta, GA 30350
404-993-2490

Atlanta (MedSeries4 Division)
900 Circle 75 Parkway
Atlanta, GA 30339
800-783-4833

Boston
301 Edgewater Place
Wakefield, MA 01880
617-224-0817

Charlotte
2901 Coltsgate Road
Charlotte, NC 28211
704-362-4802

Chicago
1600 Golf Road
Rolling Meadows, IL 60008
708-806-0666

Cleveland
3 Summit Park Drive
Independence, OH 44131
216-524-0313

Columbus
455 Hutchinson Avenue
Columbus, OH 43235
614-885-0198

Dallas
800 E. Campbell Road
Richardson, TX 75081
214-783-6737

Denver
1355 S. Colorado Boulevard
Denver, CO 80222
303-692-9244

Florida
100 West Cypress Creek Road
Ft. Lauderdale, FL 33309
305-771-4880

Indianapolis
2780 Waterfront Parkway E Drive
Indianapolis, IN 46214
317-293-3360

Kansas City
4350 Shawnee Mission Parkway
Shawnee Mission, KS 66205
913-384-4811

Los Angeles
3010 Old Ranch Parkway
Seal Beach, CA 90740
310-596-4554

Nashville
Three Maryland Farms Boulevard
Brentwood, TN 37027
615-377-1244

New Jersey
343 Thornall Street
Edison, NJ 08818
908-906-8900

New Orleans
3850 N. Causeway Boulevard
Metairie, LA 70002
504-835-3894

New York
2 Penn Plaza
New York, NY 10121
212-563-2380

Oakland
2201 Broadway
Oakland, CA 94612
510-444-3434

Philadelphia
100 Berwyn Park
Berwyn, PA 19312
610-640-4490

Pittsburgh
Foster Plaza #9
750 Holiday Drive
Pittsburgh, PA 15220
412-921-6400

Salt Lake City
175 South West Temple
Salt Lake City, UT 84101
800-243-8483

San Francisco
6000 Stoneridge Mall Road
Pleasanton, CA 94588
510-463-9750

San Juan
654 Avenue Munoz Rivera
Hato Rey, PR 00918
809-756-6700

Santa Barbara
4213 State Street
Santa Barbara, CA 93110
805-964-5561

Seattle
3055 112th Avenue, N.E.
Bellevue, WA 98004
206-827-4455

St. Louis
1801 Park 270 Drive
St. Louis, MO 63146
314-542-0100

Virginia
2411 Dulles Corner Drive
Herndon, VA 22071
703-713-3490

Wilmington
1010 Concord Avenue
Wilmington, DE 19802
302-655-8514

INTERNATIONAL

Administration-Europe

SMS Europe
Deane House
Sarum Hill
Basingstoke
Hampshire RG21 1SR
England
011-44-256-467556

Operating Companies

Belgium
SMS Belgium
Keiberg Estate
Excelsiorlaan, 4042
B1930 Zaventem
Belgium
011-32-2-725-0407

France
SMS France
Batiment, 8
Mini Parc
Parc Euromedicine
Montpellier 34198
Cedex 5
France
011-33-6-7041143

Germany
SMS Zweigniederlassung
der SMS Corporation
Kolner Strasse 10b
W-6236 Eschborn/Ts.bei
Frankfurt
Germany
###-##-####/9240

Hungary
SMS Hungary
Egeszegugyi Informatikai Kft.
H-1146 Budapest
Hungaria Krt. 162
Hungary
011-36-1252-7345

Ireland
SMS Ireland, Unlimited
SMS House
St. Johns Court Business Centre
Swords Road Santry
Dublin 9
Ireland
011-353-1-8420022

Italy
SMS Italia, S.r.l.
Piazza Sante Bargellini, 21
00157 Rome
Italy
O11-39-6-439-3350

Spain
SMS Corp y Cia S.R.C.
Avenida de los Encuartes, 21
28760 Tres Cantos, Madrid
Spain
011-34-1-807-7500

The Netherlands
SMS Nederland b.v.
Nevelgaarde 4
3436 ZZ Nieuwegein
The Netherlands
011-31-3402-52852

United Kingdom
SMS United Kingdom, Ltd.
Sarum Gate
Sarum Hill
Basingstoke
Hampshire RG21 1SR
England
011-44-256-57100

Windows/(R)/ is a registered trademark of Microsoft Corp.

[LOGO OF SMS CORP.]

Shared Medical Systems Corporation
51 Valley Stream Parkway
Malvern, PA 19355

610-219-6300

Corporate Headquarters

Shared Medical Systems Corporation
51 Valley Stream Parkway
Malvern, PA  19355
610-219-6300

Annual Stockholders Meeting
The Annual Stockholders Meeting will
be held on Thursday, May 11, 1995,
at the Union League of Philadelphia,
140 South Broad Street, Philadelphia,
Pennsylvania at 11:30 a.m. You are
cordially invited to attend.

Common Stock
SMS common stock trades on
The Nasdaq Stock Market under
the symbol SMED.

Transfer Agent
Chemical Bank
J.A.F. Building
P.O. Box 3068
New York, NY 10116-3068
800-851-9677

Counsel
Drinker Biddle & Reath
Philadelphia, PA

Independent Public Accountants
Arthur Andersen LLP
Philadelphia, PA



Member
[LOGO of American Business Conference]
American
Business
Conference



SMS is an Equal Employment
Opportunity/Affirmative
Action Employer.

[LOGO FOR RECYCLE] This annual report is printed on recycled paper.