Form 10-K, Exhibit 13
period 1995-12-31
SHARED MEDICAL SYSTEMS CORP
filed 1996-03-29
CIK 89415

                                                                    EXHIBIT (13)

                              1995 Annual Report


                              [LOGO OF SMS CORP.]

Through long-term partnerships
in the health industry, we help our
customers improve their quality of
care, financial performance, and
strategic position by providing
superior, cost-effective solutions
based on information systems
and services.

SMS Mission Statement








/(C)/ Copyright 1996 SMS
      Shared Medical Systems Corporation

[SMS LOGO APPEARS HERE]

Annual Report 1995




     SMS is the leading provider of health information service and system solutions worldwide. SMS customers include integrated health networks, multi-entity health corporations, community health information networks (which include payers and employers), hospitals, physician groups, and other health providers in North America and Europe. SMS solutions include a comprehensive line of health information systems, providing clinical, financial, administrative, ambulatory care, managed care, decision support, and EDI systems for both the public and private health sectors. To meet each health organization's requirements, SMS provides these systems on computers operating at the customer site, at the SMS Information Services Center, or as part of a distributed network.

     SMS solutions also include a broad array of professional services critical to the successful design and management of our customers' strategic information systems. These professional services include system installation, support, and education. In addition, SMS provides specialized consulting services for the design and integration of software and networks, for facilities management, for information systems planning, and for system-related process re-engineering.




Financial Highlights
(Amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

Operating Results:                                1995      1994     % Increase
--------------------------------------------------------------------------------
Revenues                                        $650,641  $550,769      18.1%
--------------------------------------------------------------------------------
Income Before Income Taxes                      $ 65,220  $ 57,540      13.3%
--------------------------------------------------------------------------------
Net Income                                      $ 39,783  $ 35,099      13.3%
--------------------------------------------------------------------------------
Net Income Per Share                            $   1.68  $   1.51      11.3%
--------------------------------------------------------------------------------
Cash Dividends Declared Per Share               $    .84  $    .84         -
--------------------------------------------------------------------------------
Weighted Average Common Shares                    23,697    23,280       1.8%
--------------------------------------------------------------------------------
Year End Position:
--------------------------------------------------------------------------------
Total Assets                                    $434,973  $380,065      14.4%
--------------------------------------------------------------------------------
Retained Earnings                               $265,010  $244,698       8.3%
--------------------------------------------------------------------------------
Total Stockholders' Investment                  $248,820  $219,196      13.5%
--------------------------------------------------------------------------------
Current Ratio                                        1.7       1.5
--------------------------------------------------------------------------------
Common Stock Outstanding                          23,261    22,943
--------------------------------------------------------------------------------
Number of Stockholders of Record                   6,124     5,627
--------------------------------------------------------------------------------

TO OUR STOCKHOLDERS:


From The Chairman...

     For more than 26 years (from January of 1969 to August of 1995) it was my privilege to serve as Chief Executive Officer and Chairman of the Board of SMS. However, at the beginning of 1995 I indicated to our Board of Directors a desire to spend less time on day-to-day operational activities. As a result, on August 10 of this past year, our Board enthusiastically selected our President and Chief Operating Officer, Marvin S. Cadwell, as SMS' new Chief Executive Officer. I will continue as Chairman of the Board.

     Mr. Cadwell has over 30 years of experience in the health information systems industry. He joined SMS in 1975 and has since held a series of increasingly important positions within the Company. In 1986 he moved to London, England, where for the next five years he directed the very successful turnaround of our European operations.

     Mr. Cadwell is eminently qualified to lead SMS into the twenty-first century. I look forward to working with him, our Board of Directors, and our very talented and dedicated group of SMS employees. Together we expect to increase shareholder value through the strengthening of SMS' position as the leading provider of health information systems worldwide.


                  [R. JAMES MACALEER SIGNATURE APPEARS HERE]


                               R. James Macaleer

                             Chairman of the Board


From The Chief Executive Officer...

     The health services delivery system in the United States continues to evolve, with more and more emphasis on treatment in ambulatory care settings, such as outpatient clinics, physician offices, and the home. Similar evolutions are occurring in many European countries, where SMS has a substantial presence. Change, however, generally creates opportunities, and the changes noted above are no exception.

     As health provider organizations become larger (primarily through mergers and acquisitions), they become more complex. Their information needs are also more complex, and as a result these organizations want more from suppliers of information systems than just a disparate array of hardware, software, systems, networks, and services. What they want and need are solutions. That is what SMS is providing and what distinguishes SMS among a crowded field of health information systems companies.

     SMS focuses on solving our customers' problems through a coordinated approach to application design, systems development, sales and marketing, installation activities, and follow-on services. Our sales results during 1995 and early 1996 appear to indicate that this approach to the marketplace is being favorably received by both existing and potential customers.

     During the past several years we have spent over $200 million on the development of application and delivery systems to enable our customers to cope with the changing environment. We have placed particular emphasis on systems and services that will help our customers reduce their operating costs -- our document and medical imaging systems, our EDI-based eligibility system, our managed care contract management system, our consulting services, and our newly formed Outsourcing Services Division (OSD), to name a few.

     All of these systems and services, and others as well, have been very successful in providing both short-term and longer-term cost savings. OSD is the newest of these, but during the end of 1995 and the beginning of 1996, OSD was selected by seven customers for services worth in excess of $200 million over the next ten years. SMS will provide these customers with software, information processing, personnel management, and technical support.

     SMS' European operations continued to grow in each of the eleven countries in which we have a significant presence. We continued to add customers in three Eastern European countries (Hungary, Poland, and the Czech Republic), as well as in Western European countries. In Germany, in particular, we increased our market share significantly through our normal sales activities. In addition, we added several dozen customers through the acquisition of a German competitor.

     We also increased our presence in the United Kingdom (UK) through the acquisition of a major regional healthcare data center. This acquisition provides SMS with the resources to offer remote computing and other services in the UK, where we were already the major supplier of information systems to UK hospitals.

     During 1995, SMS' revenues increased by $100 million over 1994 revenues to $650 million. Most of this increase was achieved through internal growth. Net income and earnings per share increased by 13.3% and 11.3%, respectively, compared to the previous year. Our revenue backlog increased during 1995 to more than $1.5 billion, which is quite possibly larger than the combined backlog of all other health information system companies.

     In 1995 SMS was again successful in many areas: achieving meaningful earnings growth, making substantial sales to new and existing customers, improving customer satisfaction, and introducing new and improved product and service solutions. And despite the uncertainty that surrounds healthcare reform, we are optimistic that in 1996 we will continue the progress we have made during the past several years in these and other areas, thereby delivering more value to our customers and stockholders, while providing more opportunities for our employees.


                  [MARVIN S. CADWELL SIGNATURE APPEARS HERE]


                               Marvin S. Cadwell

                     President and Chief Executive Officer

SMS Information Solutions

                                                         [ART WORK APPEARS HERE]
The Synthesis of Information

     Information is the lifeblood of the health industry. The practice of medicine, the provision of health services, and the successful management of the business of health involve the synthesis of information from many different and frequently unique sources. Health systems need information to accommodate changes in policy, evaluate clinical protocols, achieve their business metrics, improve their business processes, establish and track health status, and continue to improve quality. Care providers need immediate access to up-to-date individual and global information in order to make informed, effective clinical decisions. Patient data must be current, comprehensive, integrated, and cumulative, even though it may have been collected at multiple locations over multiple episodes of care. In addition, the patients themselves need information, such as eligibility status, co-pay amounts, appointments, referrals, discharge summaries, and statements.

     As a result, information is no longer simply a necessity for contemporary health systems, it is a vital strategic asset. To accommodate the ever-increasing demand for information, to unite, manage, and support their networks of provider entities, and to continue to improve business metrics while maintaining the highest possible standards for care, health systems require fully integrated information solutions - a combination of information technology, processes, applications, and services - that create a seamless continuum of information. This information continuum, in turn, enables effective decision making on every level of the organization because all users have all the information they need at their fingertips - whatever they need, wherever and whenever they need it, and in whatever format is most useful to them.

Strategic Information Partners

     Contemporary health systems are actively seeking strategic partners who will help them in this new information venture. Health systems want strategic information partners who are experienced enough to provide solutions to their current problems, bold enough to share their risks, and visionary enough to anticipate their future needs. SMS is such a partner. We have the most experience in the industry, and we are producing results on a daily basis with health systems around the world.

     At the same time, we are creating new solutions that both enhance our customers' capability to meet their current needs and anticipate what will be needed tomorrow as well. What follows is a description of what will be possible within the next two years, for those who have access to our complete spectrum of solutions. Much of what is described on the following pages is already in use by our customers around the world.

[CUSTOMER CALL-OUT QUOTE]
--------------------------------------------------------------------------------
Without a continuum of information, you cannot provide a continuum of care. We challenged SMS to provide an enterprise-wide solution to our automation needs, to assist us in standardizing our information systems, and to integrate the flow of information among all ten of our facilities, and they really came through for us. We are now standardizing our related processes and procedures in order to capitalize on the strategic value of our SMS information system.

David Bowen
Chief Information Officer and
Senior Vice President of Information Systems
Baptist Health System, Birmingham, Alabama
--------------------------------------------------------------------------------

A Vision of Health Service Delivery...

     Maria H. is preparing to leave for Dr. Crewe's office for an early morning appointment. Maria is thinking about the way she chose Dr. Crewe as her family practitioner, and about how different her experience with this health services organization has been when compared to her previous provider.

     Almost two years ago, her company introduced the new health provider organization to its employees. Maria sat at a personal computer and answered a series of questions about her health services preferences. She was, for example, able to indicate the service areas and locations that were most convenient for her. In addition, she indicated the most convenient times for her appointments as well as her preference for female clinicians.

     Based on her choices, Maria received a list of primary care physicians who met her criteria. She was then able to review their education, credentials, and even their pictures online. From among the choices available to her, she chose Dr. Amanda Crewe.

     Maria could not believe how easy it was to schedule her first appointment. When Maria called, Dr. Crewe's staff had all her demographic information and even knew about her $7.00 co-pay. They were aware of her preference for early morning appointments and offered her an appointment four days later.

     Since then, all of Maria's health services have been completely coordinated. When she needed some blood tests and an X ray, the system automatically scheduled them 30 minutes apart in adjacent facilities. When she was referred to another physician, all her referrals and medical information were available to the specialist online, just as they always are to Dr. Crewe.

     That same morning, as Maria is preparing to drive to Dr. Crewe's office, the doctor is at home using her laptop to check her electronic "to do" list for the day. As Dr. Crewe scans the list left over from the previous day, she notices an item that she had highlighted for immediate follow-up.

     She also notices that a new item was added over night. This item is also flagged, and represents an abnormal result from an EKG that Dr. Crewe ordered late yesterday.

[CUSTOMER CALL-OUT QUOTE]
--------------------------------------------------------------------------------
We saved $210,000 in the first six months. SMS' integrated eligibility was definitely the right choice for us.

Mary Wells
Assistant Director of Finance
Santa Clara Valley Medical Center
Santa Clara, California
--------------------------------------------------------------------------------

     Dr. Crewe decides to explore the new message first. Using "point and click" technology, she displays Michael R.'s electronic patient folder. The doctor notes that Michael was admitted through the emergency room of the local hospital for injuries sustained in an automobile accident. Dr. Crewe then reviews Michael's flowsheets for vital signs for the last 24 hours.

     The online graphing features quickly show Dr. Crewe that all vital signs appear normal and stable. Satisfied, Dr. Crewe displays the most recent EKG and compares it to his prior EKG, concluding that there have not been any significant changes. Satisfied, she charts a brief note in Michael's electronic patient folder and inserts a reminder on her electronic "to do" list to visit Michael in the hospital later in the day.

     Before leaving for the office, Dr. Crewe decides to access the other flagged "to do" item from the previous day. Upon doing so, she discovers a follow-up reminder on Matthew R., one of her elderly patients with a recent hip replacement, whom she discharged from the hospital yesterday. The follow-up item reminds Dr. Crewe to ensure that there is continuity of care and that the appropriate rehabilitation is continued at home by the home health agency.

                            [ART WORK APPEARS HERE]

     Accessing Matthew's chart online, Dr. Crewe sees that Matthew received a detailed system-generated discharge summary when he left the hospital. She also sees that Matthew has already been scheduled for assessment in his home by a therapist. Knowing that all of Matthew's demographic and clinical information is online and accessible to the physical therapist, the doctor closes out the "to do" window and leaves for the office.

     Arriving at her office a short time later, Dr. Crewe turns on her workstation to review her appointment schedule for the day. Her first appointment is with Maria H. The doctor has not seen Maria for some time. To review Maria's clinical history, Dr. Crewe switches to the screen that allows her to access Maria's electronic patient record and notices that a health maintenance flag is highlighted in red.

     Dr. Crewe sees that Maria is overdue for her annual mammogram and places the order by using the "point and click" method. She continues to peruse Maria's clinical history online, noting all the various incidences of health maintenance service as well as the various episodes of care that Maria has had since joining the health network a little over two years ago.

     Maria's online clinical record reveals that a few months ago Maria was treated by one of the HMO orthopedic services in another part of the state. In fact, Maria has had surgery to correct a condition stemming from rheumatoid arthritis. Dr. Crewe reviews Maria's discharge summary and X rays, which are part of her online patient record. The doctor also reviews online graphs of Maria's blood chemistries, her problem list, current medications, and vital signs.

     Dr. Crewe is troubled by Maria's most recent blood work and notices that while in the hospital Maria was started on an investigational medication. She immediately switches to the protocol for rheumatoid arthritis, which is online, and is relieved to note that although some blood variations are typical with this particular medication, Maria's blood values are still well within the expected range. Satisfied, Dr. Crewe notes her observation in Maria's electronic patient record and is ready to see Maria.

     Maria is waiting in the exam room. Dr. Crewe performs a physical exam and updates Maria's clinical record. Her doctor's workstation includes a clinical knowledge expert system, which facilitates documentation for both the physical exam and the clinical record and helps the doctor coordinate Maria's care plan.

     Dr. Crewe notes that Maria has some white cells in her urine and has complained about a burning sensation. Clearly, she requires an antibiotic. Dr. Crewe orders Ampicillin, but the system automatically generates a contraindication warning that Maria has allergies, which might cross-react with Ampicillin. The doctor has had some good results with Ciprofloxicin for urinary infections and chooses that.

                                                         [ART WORK APPEARS HERE]

     However, the system generates another message that Ciprofloxicin is quite expensive relative to the payment guide of Maria's HMO and displays a list of less expensive alternatives. The doctor chooses Gantricin; the system displays the recommended dose of this drug, which has been automatically calculated specifically for Maria. Dr. Crewe approves the order with a single "click."

     Maria also requests a refill for her arthritis medicine. Dr. Crewe selects the medication from her medication list and authorizes three refills. The order for the antibiotic is electronically sent to Maria's local pharmacy. The order for the arthritis medication goes to the mail order drug supply company. Furthermore, when Maria is ready to leave, Dr. Crewe's staff will give her system-generated information on her rheumatoid arthritis, her urinary infection, and the medications she is currently receiving.

     That evening Dr. Crewe attends the regularly scheduled health network executive meeting at which both financial and clinical issues are discussed. The health network's Executive Information System (EIS) produces reports about the performance of the entire enterprise and of each health delivery unit within the network, and provides quick access to contracts, costs, and receivables. The quality of the care being provided is also monitored. Immunization rates, wellness status, and patient satisfaction results are displayed along with the financial data.

     Tonight there is discussion of a problem with cost overruns with several contracts. A major component of the overrun are costs for MRI studies at one facility, which far exceed projections. The executives agree to use the EIS to study the operational effectiveness of that particular facility.

[CUSTOMER CALL-OUT QUOTE]
--------------------------------------------------------------------------------
"Gemeinsam mit unserem Partner SMS werden wir unsere strategische Ausrichtung zum Gesundheitszentrum vorantreiben.

"With SMS as our partner, we are moving forward on our strategic direction of being a regional integrated health center.

Jurgen Jung
Kaufmunnischer Direktor
(Chief Executive Officer)
Stadtklinik Baden-Baden
Baden-Baden, Germany
--------------------------------------------------------------------------------

     In addition, the executives note that patient satisfaction remains high, but that there are problems with compliance with some health maintenance reminders. This will probably require some new education efforts aimed at the entire member population.

     As she heads home after the meeting, Dr. Crewe reflects on how reassuring it is to know that her health network now has ways of verifying the quality of the care they are providing.

     What does this scenario demonstrate?... Satisfied patients moving smoothly through a health services network; skillful care providers treating them efficiently and effectively; and a health services network that is well positioned to operate successfully in its market because services are integrated and coordinated. The patients, the physician, and the parent health enterprise are all supported by the information they need, whenever and wherever they need it. SMS is singularly qualified to turn this scenario into reality by virtue of our unique combination of assets - financial resources, experience, and all the requisite technology, applications, processes, and services.

The Industry Leader

     SMS supplies more information solutions to more customers in more countries than does any other HIS supplier. Whether one considers number of customers, types of customers, customer retention, number of countries served, number of systems installed and operational, integrated technologies, revenues, sales, or revenue backlog, SMS is the recognized industry leader and has been since the early 1970s. As the industry leader, we have been setting the standard of excellence for health information solutions, and we expect to continue doing so into the next century.

The Leader in Information Solutions

     SMS offers the broadest array of integrated information solutions - technology, applications, processes, and services - in the HIS industry. SMS solutions include applications and services for clinical results, orders, laboratory, radiology, pharmacy, nursing, patient registration, medical and document imaging, scheduling, physicians' offices, payroll and HR, billing and receivables, managed care, outcomes management,

[CUSTOMER CALL-OUT QUOTE]
--------------------------------------------------------------------------------
We have been an SMS customer for 25 years, and our relationship is a true partnership. We required a scaleable network solution to support existing systems, new client/server applications, such as imaging, and remote access. SMS partnered with us through all stages of building a network solution, including the design and implementation of a high-speed infrastructure. SMS is helping us to achieve our goal of providing universal access to an electronic patient record.

Joe Fisne
Chief Information Officer
Community Medical Center
Scranton, Pennsylvania
--------------------------------------------------------------------------------
financial reporting, ambulatory care, EDI services, clinical and financial decision making, and a full complement of executive information systems. SMS is particularly strong in the clinical areas and has more clinical systems installed worldwide than any other HIS supplier.

     SMS also provides extensive business and professional services to our customers. So many, in fact, that SMS is fast becoming the service vendor of choice within the health industry. Progressive, proactive health enterprises that are searching for strategic information partners capable of delivering real solutions are increasingly turning to SMS to help them craft the solutions they need.

                                                         [ART WORK APPEARS HERE]

     SMS services include systems installation, integration, and optimization; education and training; outsourcing and facilities management; network design, installation, and monitoring; re-engineering of business offices, patient protocols, and medical records; custom programming; and general consulting. SMS consultants around the world help our customers identify opportunities, resolve problems, and create action plans that coordinate with their strategic business objectives.

The Leader in Networking Solutions

     For 27 years, SMS has operated the largest health communications networks and the largest health communications network operations center in the industry. For example, one of our U.S. health communications networks connects more than 130,000 terminals at over 900 provider sites via more than one-half million miles of communications lines, and transmits more than 50 billion characters of information each day. SMS plans, designs, installs, and provides remote monitoring for hundreds of customer communications networks, supporting our customers with invaluable diagnostic and troubleshooting utilities and services.

     SMS creates networks for the future today, integrating voice, data, and imaging capabilities that position our customers for continued success. We enable single-device access for our customers, who, as a result, are able to switch back and forth from clinical applications, such as Orders, to office automation products, such as e-mail and word processing, to departmental systems, such as Pharmacy, all from the same workstation. In conjunction with AT&T and local phone companies, SMS uses frame-relay and ISDN (integrated services digital network) technology to provide our physician customers and other authorized users with access to patient information and clinical results from remote locations, such as their homes and offices.

     SMS takes pride in providing our customers with enterprise-wide networking communications solutions in support of the total spectrum of their business activities - not simply their SMS systems and applications. To ensure that our customers have the strategic advantage of the best in network technology solutions combined with a seamless, single-vendor approach, SMS has formed alliances with industry leaders in networking and telecommunications. AT&T, Novell, Microsoft, Memorex Telex, and Digital are among our communications business partners.

The Leader in IHN and CHIN Solutions

     SMS is the most experienced HIS vendor in the integrated health network
(IHN) and community health information network (CHIN) marketplaces. We currently provide more systems and services to more provider organizations and physicians associated with more IHNs and CHINs than does any other supplier of health information systems.

     SMS' experience with IHNs and IHN solutions dates back to 1987, when we were involved in creating information solutions for one of the very first integrated health networks to form in the United States. SMS provides our IHN and CHIN customers with information solutions at every level of their organization - enterprise-wide, institutional, and departmental - linking their existing systems horizontally and vertically and connecting all of these to payers and other organizations outside of their networks.

                                                         [ART WORK APPEARS HERE]

     We currently support health networks as diverse as the national military patient identification network in Spain, the statewide public health system in Oregon, the regional healthcare district model in Great Britain, the largest CHIN in the United States, a statewide system of ambulatory clinics in Mississippi, a regional health network in the Netherlands, and a myriad of university health networks throughout North America.

The Leader in EDI Services

     EDI services are fundamental to the successful operation and management of the IHN, and SMS is the clear leader among HIS vendors in providing these services. SMS' EDI services connect the providers with the insurers, purchasing entities, and governmental agencies that finance and regulate the delivery of health services. In 1996 we estimate that SMS EDI services will handle more than 50 million eligibility transactions, which will save our customers millions of real dollars, in addition to reducing registration time, increasing claims acceptance, reducing discrepancies, and resolving conflicts at the point of service. In fact, one of our large urban IHN customers generates over 35,000 transactions per day using SMS' eligibility services and estimates that these services alone save them in excess of $14 million each year.

[CUSTOMER CALL-OUT QUOTE]
--------------------------------------------------------------------------------
C' est a ma connaissance le premier exemple en France ou une telle installation est devenue operationnelle dans un delai aussi court. Ce fut un travail d'equipe client-fournisseur ou personne n'a menage ses efforts.

I believe this is the first time in France that such an installation has gone operational in such a short time frame. This was a customer-supplier partnership in which nobody spared any effort.

A. Lecherf
Director
Centre Hospitalier
de l'Arrondissement de Montreuil
Montreuil-sur-Mer, France
--------------------------------------------------------------------------------

The Leader in Systems Integration

     SMS is the leading systems integrator in the HIS industry and ranks in the top twenty among systems integrators across all industries, including such technology giants as IBM, EDS, and AT&T. SMS' extensive capabilities in systems integration are a direct result of our technical expertise with many different technologies.

     SMS offers information solutions on a variety of industry-standard hardware platforms (RISC, PC, mainframe, and mini) and operating systems, including DEC VMS and OSF1 (UNIX); IBM MVS, OS2, and AIX (UNIX); and HP/UX (UNIX). We employ a variety of relational data base technologies including DB2, Sybase, Oracle, RDB, and SQL Server. Our communications technologies include TCPIP, Ethernet, Token Ring, and Novell Netware, among others. In addition, our solutions include the use of expert systems, sound, image, voice, and computer-based training, along with the extensive use of client/server technologies.

     SMS focuses on providing solutions that meet our customers' needs while protecting their investment in technology. The ability to integrate our solutions with those developed by others is critically important to our customers and to the health industry as a whole. Therefore, SMS solutions enable any-to-any connectivity regardless of the vendor or technology platform. We are committed to providing our customers with solutions that address the total needs of their business, solutions that are efficient, effective, and interconnectable.

The Leader in HIS Outsourcing

     SMS has been the leading provider of remote processing services to the HIS industry for over 27 years. Many people refer to this type of service as a form of outsourcing. Others may define outsourcing as being responsible for a health organization's in-house computer operations and associated personnel. And, in fact, both can be viewed as types of outsourcing. SMS, however, also offers a more comprehensive spectrum of outsourcing services. These services include remote or on-site processing (or a combination, also known as distributed processing), total personnel management, design and management of communications networks, management of a help desk, systems integration, and software selection, some of which may be SMS software and some of which could be supplied by other vendors. Some contracts also include the management of a business office for an IHN or the operation of a department responsible for the analysis and processing of managed care contracts. Frequently, these outsourcing contracts are based on performance service levels that match the goals and objectives of the customer, so that SMS is a true partner with the IHN, MSO, or other health organization.

[CUSTOMER CALL-OUT QUOTE]
--------------------------------------------------------------------------------
The staff used to spend half of their time chasing paper. Now they can sit at their desks and focus on the task at hand and I can measure productivity. SMS document imaging provides direct access to all documents. Our savings are significant; we now have greater control and the tools we need to get the job done efficiently.

Mark Paraska
Director of Financial Patient Services
Bethesda Memorial Hospital
Boynton Beach, Florida
--------------------------------------------------------------------------------

     One of SMS' outsourcing customers is a large IHN located in the northeastern part of the United States. This state-of-the-art health services enterprise includes four acute-care hospitals, both visiting nurse and home health organizations, a wellness complex, five long-term care facilities, and a managed care organization that is associated with a network of more than 3,000 physicians. Interestingly, this large IHN has a permanent information services
(IS) staff of only five people who handle all of the information processing requirements for their dozens of affiliated health delivery providers. This IHN outsources most of its IS needs to SMS. Consequently, we supplement their staff of five with SMS employees who provide support and technical expertise in areas such as installations, operations, networking, applications, distribution, and the help desk.

                                                         [ART WORK APPEARS HERE]

Leading from Strength

     SMS' financial strength significantly differentiates us from all other HIS vendors. Founded in 1969 and profitable every year since 1972, SMS revenues have been over one-half billion dollars each of the past two years. In addition, our revenue backlog now exceeds $1.5 billion. SMS' financial resources enable us to invest tens of millions of dollars each year in research and development. In the last few years, our R&D expenditures alone have exceeded $200 million. This, in turn, enables us and our customers to contend with the rapid pace of technological change. We have the resources to avail ourselves of that which is state-of-the-art in the multiplicity of technologies with which we create our information solutions.

     SMS employees collectively constitute one of the largest, most experienced, most well-informed group of health information professionals in the world, more than 70% of whom are dedicated solely to providing support for our thousands of customers. SMS has dozens of offices in a dozen countries so that we can literally be close to our customers. In addition, because of worldwide networking and teleconferencing capabilities, virtually our entire support staff is available to address customer issues and concerns, regardless of how specific or unique those concerns might be. Physically, our support specialists cannot be everywhere, but virtually they can be wherever they are needed whenever they are needed. At SMS, we support our customers around the clock, seven days a week.

     As we enter the last half of the last decade of the twentieth century, we find ourselves in a health industry that has been transforming itself for some time and will apparently continue to do so into the next century. As a result, health organizations are choosing strategic information partners whose long-term goals are in concert with their own and who have demonstrated the bold, visionary leadership that emanates from strength, singular focus, and decades of accumulated experience. SMS is such a partner.

Leading with Confidence

     There is not much certainty within the health industry today, other than that more change is inevitable. There is, however, a great deal of certainty at SMS. Regardless of how or when the health industry completes its metamorphosis, we are certain that this inexorable process of transformation will necessitate new information solutions for all health providers. We are equally certain that SMS will continue to anticipate the need for those solutions, and having anticipated them, will continue to lead the industry in delivering them.

[CUSTOMER CALL-OUT QUOTE]
--------------------------------------------------------------------------------
SMS invested in our success. From the beginning, we were impressed with SMS' approach. They wanted to be part of the Good Samaritan team and adopted our goals as their own. SMS approached their tasks not as a single, short-term project, but as a long-term investment in our success. That made the difference.

Gary J. Guidetti
Vice President of Rehabilitation Services
Good Samaritan Hospital
Baltimore, Maryland
--------------------------------------------------------------------------------

     There is also a great deal of optimism and confidence at SMS. We are optimistic about our customers' future success, and we believe that their success will ensure our own. We are confident that we have the knowledge, the resources, the experience, and the sheer determination to work in tandem with our customers, so that together we might transform our shared vision of health delivery at its best into reality for the communities our customers serve. And we are equally confident that through our dedication and our efforts, we will continue to make a vital contribution to the world community by serving those whose ultimate purpose is to improve the quality of health delivery worldwide.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Financial Statements

Index
------------------------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations         18
------------------------------------------------------------------------------------------------
Selected Financial Data                                                                       23
------------------------------------------------------------------------------------------------
Consolidated Balance Sheet                                                                    24
------------------------------------------------------------------------------------------------
Consolidated Statement of Income                                                              25
------------------------------------------------------------------------------------------------
Consolidated Statement of Cash Flows                                                          26
------------------------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Investment                                            27
------------------------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                                                    28
------------------------------------------------------------------------------------------------
Report of Independent Public Accountants                                                      35
------------------------------------------------------------------------------------------------

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations

--------------------------------------------------------------------------------
Results of Operations - General

   The Company's only line of business is providing information service and system solutions to health organizations, such as integrated health networks, multi-entity health corporations, community health information networks, hospitals, physician groups, and other health providers in North America and Europe.

   The Company's revenues are derived from service and system fees for computer-based information processing systems and software, and related professional services and support. The Company's professional services consist of a variety of services related to its information processing systems, such as systems installation and support, software and network customization, information system planning and integration, business office consulting, facilities management, and customer education. The remainder of the Company's revenues are primarily generated from hardware sales to its customers.

   As the information processing requirements of the health industry have continued to grow, the business of providing information solutions has become more complex. Additionally, changes in the way health organizations are structured and reimbursed, combined with pressures to control costs, improve quality, and increase market share have created new and increased demands for the Company's services and systems.

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

   There is an important distinction to be drawn in comparing the revenues reported by the Company with other companies that provide software to their customers under perpetual licenses. Such companies generally recognize software revenue and related installation fees, if there are any, during the course of the customer's installation. Excluding support fees, all revenues recognized are non-recurring. The Company does sell some of its software products under perpetual licenses. However, the majority of the Company's business is primar-ily focused around providing services to customers through long-term contracts. Revenues under these service agreements are recognized as they are earned over the life of the long-term contract. A substantial portion of these revenues are recognized after installation is complete, as contrasted to perpetual license arrangements where revenue recognition generally ends upon completion of the installation. As a result, the Company's revenues tend to be more stable than those of many software companies. Also, at any point in time, the Company has a significant amount of revenues to be realized in the future as installation work is completed and processing services are performed. Management estimates the total amount of future revenues under contract at December 31, 1995 is in excess of $1.5 billion.

   The Company's health information systems and related services operate on computer systems that range from personal computers to minicomputers to mainframes. These systems are offered on computers operating at the customer's site, at the Company's Information Services Center (i.e., remotely), or as part of a distributed network. Depending on the type of product or service selected, equipment utilized by the customer can be provided by the Company under fixed-period lease agreements or sales agreements.

Results of Operations for 1995 Compared to 1994

   In 1995, revenues grew 18.1%, to $650,641,000, compared to 1994. Net income was $39,783,000 and net income per share was $1.68 for the year ended December 31, 1995, which represented increases of 13.3% and 11.3%, respectively, compared to 1994.

--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Analysis of Changes in Consolidated Cost and Expenses
(Amounts in thousands)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 Change                     Change
                                                                                  from                       from
                                                                    1995       Prior Year      1994       Prior Year       1993
----------------------------------------------------------------------------------------------------------------------------------
Operating and development.......................................  $282,763      $47,788      $234,975      $24,727       $210,248
     Percentage of service and system fees revenues.............      47.7%                      46.6%                       46.4%
Marketing and installation......................................   200,191       29,250       170,941       15,611        155,330
     Percentage of service and system fees revenues.............      33.8%                      33.9%                       34.3%
General and administrative......................................    51,619        4,111        47,508        3,401         44,107
     Percentage of service and system fees revenues.............       8.7%                       9.4%                        9.8%
Interest........................................................     2,976        1,533         1,443           94          1,349
     Percentage of service and system fees revenues.............       0.5%                       0.3%                        0.3%
                                                                  ----------------------------------------------------------------
       Total....................................................  $537,549      $82,682      $454,867      $43,833       $411,034
                                                                  ================================================================
          Percentage of service and system fees revenues........      90.7%                      90.2%                       90.8%
                                                                  ================================================================
----------------------------------------------------------------------------------------------------------------------------------
Cost of hardware sales..........................................  $ 47,872      $ 9,510      $ 38,362      $  (209)      $ 38,571
                                                                  ================================================================
     Percentage of hardware sales revenues......................      82.4%                      82.7%                       79.6%
                                                                  ================================================================
----------------------------------------------------------------------------------------------------------------------------------

 . Service and system fees revenues were $592,509,000, an increase of 17.5%, in 1995 compared to 1994. This increase was primarily due to higher levels of professional services, system processing fees, and system sales. Also affecting the change were revenues associated with the Company's MedSeries4 Division, which was acquired and recorded as a purchase on September 30, 1994; the acquisitions of two businesses in Europe during 1995, both of which were recorded as a purchase; and a weaker U.S. dollar relative to certain European exchange rates in 1995 compared to 1994.

     The higher level of professional services was generally attributable to system support, installations, and consulting fees. The increase in system processing fees was primarily due to the higher level of customer applications processed at the Company's Information Services Center.

 . Hardware sales revenues increased to $58,132,000 in 1995 from $46,383,000 in 1994, primarily due to the change in the timing and product mix of systems installed.

 . Operating and development expenses increased to 47.7% of service and system fees revenues in 1995 from 46.6% in 1994. This increase was primarily due to increased computer hardware and associated costs related to the higher levels of system processing services provided to customers by the Company's Information Services Center, and the addition of new operations in Europe.

 . Marketing and installation expenses decreased to 33.8% of service and system fees revenues in 1995 from 33.9% in 1994, primarily due to improved efficiency in providing installations and support services to customers, and the Company's ongoing efforts to control certain marketing and installation costs.

 . General and administrative expenses, as a percentage of service and system fees revenues, decreased to 8.7% in 1995 from 9.4% in 1994, primarily due to the Company's continuing efforts to control the growth of administrative costs.

 . Interest expense was $2,976,000 in 1995 compared to $1,443,000 in 1994. This change was primarily due to a higher level of outstanding short-term borrowings, which was partially attributable to funds used to acquire businesses in 1995 and 1994.

 . Cost of hardware sales decreased to 82.4% of hardware sales revenues in 1995 from 82.7% in 1994. This change was primarily due to the different product mixes of systems installed in each year.

 . Income taxes increased $2,996,000 in 1995 when compared to 1994. This change was due to an increase of $7,680,000 in income before income taxes. The Company's effective rate for federal, state and foreign income taxes was 39.0% in 1995 and 1994.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)


--------------------------------------------------------------------------------

Results of Operations for 1994 Compared to 1993

   In 1994, revenues grew 9.9%, to $550,769,000 compared, to 1993. Net income was $35,099,000 and net income per share was $1.51 for the year ended December 31, 1994, which represented increases of 13.2% and 11.9%, respectively, compared to 1993.

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

Inflation

     Significant portions of the Company's expenses are inflation sensitive. Rising costs for the years ended December 31, 1995, 1994, and 1993 have been partially offset by increased employee and computer productivity.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Liquidity and Capital Resources

   The Company's financial position remained strong in 1995. Total assets increased from $341,442,000 at January 1, 1994 to $434,973,000 at December 31, 1995. Stockholders' investment increased from $198,206,000 to $248,820,000 over the same period. This growth resulted primarily from operations. Most of the Company's capital expenditures and working capital requirements were financed from operations, supplemented with short-term and long-term borrowings. The major uses of funds during this period were for investments in computer equipment and software, the payment of quarterly dividends, and the acquisition of businesses. At the end of 1995, cash and short-term investments were $23,310,000 compared to $35,826,000 at the beginning of 1994.

   Net cash flows from operating activities decreased to $38,294,000 in 1995 compared to $46,932,000 in 1994. This change was primarily due to an increase in the growth of accounts receivable of $12,719,000 and prepaid expenses and other current assets of $7,327,000. The growth in accounts receivable was caused by higher business levels and greater amounts of revenues recognized which are contractually billable in future periods. The increase in prepaid expenses and other current assets was primarily related to deferred equipment expenses associated with upcoming customer installations. These reductions in cash flows were partially offset by the increase in net income, adjusted for non-cash expenses such as depreciation and amortization, of $9,329,000.

   Net cash flows from operating activities decreased to $46,932,000 in 1994 compared to $67,778,000 in 1993. This change was primarily due to the growth in accounts receivable of $17,391,000 and reductions in deferred revenues of $14,765,000. The increase in accounts receivable was caused by higher business levels and greater amounts of revenues recognized which are contractually billable in future periods. These reductions in cash flows were partially offset by the increase in net income, adjusted for non-cash expenses such as depreciation and amortization, of $5,393,000.

   The Company's investing activities were $44,248,000, $49,664,000, and, $44,021,000 in 1995, 1994, and 1993, respectively. During this period, the Company's investments were primarily for equipment, software, and business acquisitions. The following summarizes the Company's significant investments for the three-year period ended December 31, 1995.

--------------------------------------------------------------------------------
(Amounts in thousands)                                 1995     1994     1993
--------------------------------------------------------------------------------
Inhouse computer and network
   communications equipment......................... $11,514  $14,093  $11,316
Capitalized internally
   produced software................................   8,850    8,725    8,700
Purchased software..................................   4,984    4,349    2,411
Minicomputers and peripherals
   leased to customers..............................   2,496    2,859    3,259
--------------------------------------------------------------------------------

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)


--------------------------------------------------------------------------------
    Additionally, the Company invested in the following during the three-year period ended December 31, 1995:

 . In 1995, the Company purchased Professional Datacare (PDC), a provider of processing services to health organizations in the United Kingdom, for $8,497,000, and the health division of Atlas Datensysteme GmbH (ADS), a provider of patient management and financial systems in Germany, for $3,611,000. These acquisitions were financed primarily through long-term borrowings.

 . In 1994, the Company acquired all of the outstanding capital stock of GTE
  Health Systems Incorporated, which became the Company's MedSeries4 Division, a provider of information systems to the domestic health industry, for $17,287,000.

 . In 1993, the Company acquired a 50% ownership share in Delta Health Systems, a partnership related to home health software, for $6,500,000.

    The most significant use of cash for financing activities for each of the three years in the period ended December 31, 1995 was for the payment of common stock dividends, which were $19,404,000 in 1995, $19,192,000 in 1994, and
$18,989,000 in 1993. The most significant source of cash provided from financing activities was short-term and long-term borrowings of $23,715,000 in 1995 and $6,553,000 in 1994.

    Management is not aware of any potential material impairments to the Company's financial position. The most significant requirements for funds now anticipated are as follows:

 . Equipment - During 1996, the Company anticipates that capital expenditures for equipment will be in line with similar expenditures in recent years. Factors such as business activity levels, buy versus lease decisions, and vendor pricing will continue to affect capital equipment expenditures.

 . Dividends - During each of the three years in the period ended December 31, 1995, cash dividends declared were $.84 per share. All dividends were declared in the last month of each calendar quarter and paid the following month. The Company anticipates paying approximately $19,600,000 in dividends in 1996.

 . Stock repurchase - The Company's Board of Directors has authorized the repurchase of up to 5,000,000 shares of the Company's common stock. As of December 31, 1995, 2,873,500 shares, at a cumulative cost of $54,325,000, have been repurchased. No shares were repurchased under this plan during the three-year period ended December 31, 1995.

    The Company expects to finance most of its capital requirements with internally generated funds, supplemented from time to time with short-term borrowings. Currently, the Company has lines of credit with banks, primarily at their prime interest rates, of approximately $69,500,000. At December 31, 1995, approximately $48,500,000 of these lines of credit were unused.

--------------------------------------------------------------------------------
Selected Financial Data
(Amounts in thousands, except per share amounts)

-------------------------------------------------------------------------------------------------------------------
                                                                 1995       1994       1993       1992       1991
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Summary of Consolidated Operations
-------------------------------------------------------------------------------------------------------------------
Revenues.....................................................  $650,641   $550,769   $501,283   $469,624   $438,705
Cost and Expenses............................................  $585,421   $493,229   $449,605   $424,578   $399,193
Income Before Income Taxes...................................  $ 65,220   $ 57,540   $ 51,678   $ 45,046   $ 39,512
Income Taxes.................................................  $ 25,437   $ 22,441   $ 20,665   $ 16,667   $ 14,224
Net Income...................................................  $ 39,783   $ 35,099   $ 31,013   $ 28,379   $ 25,288
Net Income Per Share.........................................  $   1.68   $   1.51   $   1.35   $   1.24   $   1.11
Weighted Average Common Shares...............................    23,697     23,280     23,046     22,880     22,761
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Summary of Consolidated Financial Position
-------------------------------------------------------------------------------------------------------------------
Current Assets...............................................  $220,605   $177,478   $165,536   $156,428   $151,007
Total Assets.................................................  $434,973   $380,065   $341,442   $305,604   $292,790
Current Liabilities..........................................  $132,699   $116,847   $ 92,840   $ 87,944   $ 81,956
Long-Term Debt and Capital Leases............................  $ 16,960   $  4,974   $  6,395   $  2,291   $  4,237
Total Liabilities............................................  $186,153   $160,869   $143,236   $119,008   $115,577
Stockholders' Investment.....................................  $248,820   $219,196   $198,206   $186,596   $177,213
Common Shares Outstanding....................................    23,261     22,943     22,753     22,566     22,454
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Operating Ratios and Other Selected Financial Data
-------------------------------------------------------------------------------------------------------------------
Operating Margin.............................................       9.3%       9.8%       9.2%       8.2%       7.2%
Hardware Margin..............................................      17.6%      17.3%      20.4%      21.9%      23.9%
Pretax Margin................................................      10.0%      10.4%      10.3%       9.6%       9.0%
Net Margin...................................................       6.1%       6.4%       6.2%       6.0%       5.8%
Effective Tax Rate...........................................      39.0%      39.0%      40.0%      37.0%      36.0%
Return on Average Investment.................................      17.0%      16.8%      16.1%      15.6%      14.5%
Working Capital..............................................  $ 87,906   $ 60,631   $ 72,696   $ 68,484   $ 69,051
Current Ratio................................................   1.66 :1    1.52 :1    1.78 :1    1.78 :1    1.84 :1
Stockholders' Investment Per Share...........................  $  10.70   $   9.55   $   8.71   $   8.27   $   7.89
Cash Dividends Declared Compared to Prior Year's Net Income..      55.5%      62.0%      67.0%      74.8%      83.2%
Cash Dividends Declared Per Share............................  $    .84   $    .84   $    .84   $    .84   $    .84
Depreciation and Amortization................................  $ 36,767   $ 32,122   $ 30,815   $ 29,617   $ 29,007
Research and Development.....................................  $ 45,385   $ 39,226   $ 37,087   $ 33,703   $ 33,639
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Market Price and Dividends Declared Per Share *
-------------------------------------------------------------------------------------------------------------------
First Quarter
     High....................................................  $ 37 7/8   $ 29 3/8   $ 24 3/8   $ 24 3/8   $ 19 1/8
     Low.....................................................  $ 30 7/8   $ 23 5/8   $ 20 3/4   $ 19 1/4   $ 13 7/8
     Dividends Declared......................................  $    .21   $    .21   $    .21   $    .21   $    .21
Second Quarter
     High....................................................  $ 41 1/2   $ 28 1/4   $ 23 7/8   $ 20 5/8   $ 22 3/4
     Low.....................................................  $     32   $ 22 1/8   $ 19 1/2   $ 16 7/8   $ 16 1/8
     Dividends Declared......................................  $    .21   $    .21   $    .21   $    .21   $    .21
Third Quarter
     High....................................................  $ 42 3/4   $ 28 1/2   $ 24 1/2   $ 22 3/8   $ 23 3/8
     Low.....................................................  $ 35 5/8   $ 22 3/4   $ 17 1/2   $ 17 3/4   $ 19 7/8
     Dividends Declared......................................  $    .21   $    .21   $    .21   $    .21   $    .21
Fourth Quarter
     High....................................................  $ 57 5/8   $ 34 1/2   $     26   $ 22 3/4   $ 22 7/8
     Low.....................................................  $ 37 3/8   $ 25 3/8   $ 21 1/2   $ 19 7/8   $     17
     Dividends Declared......................................  $    .21   $    .21   $    .21   $    .21   $    .21
-------------------------------------------------------------------------------------------------------------------

* As of December 31, 1995 there were 6,124 stockholders of record of the Company's common stock. The Company's common stock trades on The Nasdaq Stock Market under the symbol SMED. The prices shown in the table above are the high and low transaction prices as quoted in the Nasdaq National Market.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Consolidated Balance Sheet
(Amounts in thousands)

                                                               December 31
--------------------------------------------------------------------------------
                                                            1995        1994
--------------------------------------------------------------------------------
Assets

Current Assets:
     Cash and short-term investments...................   $ 23,310    $ 21,249
     Accounts receivable, net..........................    171,320     138,554
     Prepaid expenses and other current assets.........     25,975      17,675
                                                          --------------------
       Total Current Assets............................    220,605     177,478
Property and Equipment, net............................    101,164     105,087
Computer Software, net.................................     42,955      38,801
Other Assets...........................................     70,249      58,699
                                                          --------------------
                                                          $434,973    $380,065
                                                          ====================
Liabilities and Stockholders' Investment
Current Liabilities:
     Notes payable.....................................   $ 20,920    $ 12,383
     Current portion of long-term debt and capital
      leases...........................................      4,654       3,100
     Dividends payable.................................      4,885       4,818
     Accounts payable..................................     28,301      23,633
     Accrued expenses..................................     39,469      38,189
     Current deferred revenues.........................     23,557      28,133
     Accrued and current deferred income taxes.........     10,913       6,591
                                                          --------------------
       Total Current Liabilities.......................    132,699     116,847
                                                          --------------------
Deferred Revenues......................................     13,209      17,352
                                                          --------------------
Long-Term Debt and Capital Leases......................     16,960       4,974
                                                          --------------------
Deferred Income Taxes..................................     23,285      21,696
                                                          --------------------
Commitments
Stockholders' Investment:
     Preferred stock, par value $.10; authorized
      1,000,000 shares; none issued....................          -           -
     Common stock, par value $.01; authorized
      60,000,000 shares; 27,288,942 shares
     issued in 1995 and 26,964,821 in 1994.............        273         270
     Paid-in capital...................................     39,561      32,365
     Retained earnings.................................    265,010     244,698
     Common stock in treasury, at cost, 4,027,815
      shares in 1995 and 4,022,275 in 1994.............    (55,286)    (55,116)
     Cumulative translation adjustment.................       (738)     (3,021)
                                                          --------------------
       Total Stockholders' Investment..................    248,820     219,196
                                                          --------------------
                                                          $434,973    $380,065
                                                          ====================

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Consolidated Statement of Income
(Amounts in thousands, except per share amounts)

                                                     Year Ended December 31
--------------------------------------------------------------------------------
                                                   1995       1994       1993
--------------------------------------------------------------------------------
Revenues:
  Service and system fees.......................  $592,509   $504,386   $452,797
  Hardware sales................................    58,132     46,383     48,486
                                                  ------------------------------
                                                   650,641    550,769    501,283
                                                  ------------------------------
Cost and Expenses:
  Operating and development.....................   282,763    234,975    210,248
  Marketing and installation....................   200,191    170,941    155,330
  General and administrative....................    51,619     47,508     44,107
  Cost of hardware sales........................    47,872     38,362     38,571
  Interest......................................     2,976      1,443      1,349
                                                  ------------------------------
                                                   585,421    493,229    449,605
                                                  ------------------------------
Income Before Income Taxes......................    65,220     57,540     51,678

Provision for Income Taxes......................    25,437     22,441     20,665
                                                  ------------------------------
Net Income......................................  $ 39,783   $ 35,099   $ 31,013
                                                  ==============================
Net Income Per Common Share.....................     $1.68      $1.51      $1.35
                                                  ==============================
Number of shares used to compute per share
 amounts........................................    23,697     23,280     23,046
                                                  ==============================
--------------------------------------------------------------------------------

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Consolidated Statement of Cash Flows
(Amounts in thousands)

                                                                         Year Ended December 31
----------------------------------------------------------------------------------------------------
                                                                      1995       1994       1993
----------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
     Net income...................................................  $ 39,783   $ 35,099   $ 31,013
     Adjustments to reconcile net income to net cash provided by operating activities -
         Depreciation and amortization............................    36,767     32,122     30,815
         Asset (increase) decrease -
           Accounts receivable....................................   (32,766)   (20,047)    (2,656)
           Prepaid expenses and other current assets..............    (8,300)      (973)    (1,480)
           Other assets...........................................    (1,960)    (5,321)    (7,982)
         Liability increase (decrease) -
           Accounts payable and accrued expenses..................     5,948     11,585      4,030
           Accrued and current deferred income taxes..............     4,322       (788)        39
           Deferred revenues......................................    (8,719)    (4,977)     9,788
           Deferred income taxes..................................     1,589       (686)     6,192
         Other....................................................     1,630        918     (1,981)
                                                                   -------------------------------
           Net cash provided by operating activities..............    38,294     46,932     67,778
                                                                   -------------------------------
Cash Flows from Investing Activities:
     Property and equipment additions.............................   (18,764)   (20,328)   (24,945)
     Investment in computer software..............................   (13,834)   (13,074)   (11,111)
     Dispositions of equipment....................................       458      1,025        235
     Acquisition of businesses....................................   (12,108)   (17,287)    (8,200)
                                                                   -------------------------------
           Net cash used for investing activities.................   (44,248)   (49,664)   (44,021)
                                                                   -------------------------------
Cash Flows from Financing Activities:
     Dividends paid...............................................   (19,404)   (19,192)   (18,989)
     Change in treasury stock.....................................      (170)      (168)       (84)
     Payments of capital lease obligations........................    (3,325)    (2,576)    (1,845)
     Increase (decrease) in notes payable.........................     8,537      6,553     (1,104)
     Proceeds from long-term debt.................................    15,178         --         --
     Exercise of stock options....................................     7,199      3,538      3,237
                                                                   -------------------------------
           Net cash provided by (used for) financing activities...     8,015    (11,845)   (18,785)
                                                                   -------------------------------
Net Increase (Decrease) in Cash and Short-Term Investments........     2,061    (14,577)     4,972
Cash and Short-Term Investments, Beginning of Year................    21,249     35,826     30,854
                                                                   -------------------------------
Cash and Short-Term Investments, End of Year......................  $ 23,310   $ 21,249   $ 35,826
                                                                   ===============================
--------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Investment
For the Years Ended December 31, 1995, 1994, and 1993 (Amounts in thousands)

-----------------------------------------------------------------------------------------------------------------------------------

                                                          Common Stock                                                   Cumulative
                                                      -----------------------    Paid-in     Retained      Treasury     Translation
                                                      Shares        Par Value    Capital     Earnings        Stock       Adjustment
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993........................      26,580           $266      $25,594     $216,846      $(54,864)      $(1,246)
     Common stock transactions -
     Exercise of stock options and grant
       of restricted shares.....................         191              2        2,610                        (91)
     Employee stock purchase plan...............                                                                  7
     Tax benefit from the exercise of
       non-qualified stock options and
       vesting of restricted shares.............                                     625
     Dividends on common stock
       ($.84 per share).........................                                              (19,028)
     Net income.................................                                               31,013
     Translation adjustment.....................                                                                           (3,528)
                                                     -----------------------------------------------------------------------------
Balance, December 31, 1993......................      26,771            268       28,829      228,831       (54,948)       (4,774)
     Common stock transactions -
       Exercise of stock options and grant
         of restricted shares...................         194              2        2,622                       (132)
       Employee stock purchase plan.............                                                                (36)
       Tax benefit from the exercise of
         non-qualified stock options and
         vesting of restricted shares...........                                     914
     Dividends on common stock
       ($.84 per share).........................                                              (19,232)
     Net income.................................                                               35,099
     Translation adjustment.....................                                                                            1,753
                                                     -----------------------------------------------------------------------------
Balance, December 31, 1994......................      26,965            270       32,365      244,698       (55,116)       (3,021)
     Common stock transactions -
       Exercise of stock options and grant
         of restricted shares...................         324              3        4,544                       (126)
       Employee stock purchase plan.............                                                                (44)
       Tax benefit from the exercise of
         non-qualified stock options and
         vesting of restricted shares...........                                   2,652
     Dividends on common stock
       ($.84 per share).........................                                              (19,471)
     Net income.................................                                               39,783
     Translation adjustment.....................                                                                            2,283
                                                     -----------------------------------------------------------------------------
Balance, December 31, 1995......................      27,289           $273      $39,561     $265,010      $(55,286)      $  (738)
                                                     =============================================================================
------------------------------------------------------------------------------------------------------------------------------------


Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1995, 1994, and 1993


--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies:

   Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries. The financial statements of the Company's foreign branches and subsidiaries are included in the accompanying consolidated financial statements on the basis of their fiscal year ends, all of which are within three months of the calendar year end. All significant intercompany transactions and accounts have been eliminated. The Company's investment in Delta Health Systems, a 50%-owned affiliate, is accounted for under the equity method.

   Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses.

   During 1995, the Financial Accounting Standards Board issued a statement on accounting for the impairment or disposition of long-lived assets. The Company will adopt this new statement effective January 1, 1996, and, based on a preliminary review, no material impact is anticipated.

   Recognition of Revenues - The Company's services and systems are provided based upon contractual agreements. Service revenues, which include processing, professional service and support fees, are recorded in the period in which the services are performed. Service contracts can have terms which range from one to ten years. System fees, consisting of software applications provided under perpetual licensing agreements, are recognized primarily over the system's installation period and when collection is deemed probable in order to properly match revenues with expenses incurred. Hardware sales are recognized generally upon installation of the equipment at the customer site. All service and system fees are billable according to the terms in each customer contract.

   Current and noncurrent deferred revenues totaling $36,766,000 at December 31, 1995 and $45,485,000 at December 31, 1994, represent funds received by the Company in advance of the performance of services or installation of systems, which are deferred and recognized as revenues when earned.

   Interest income from short-term investments included in revenues was $319,000 in 1995, $484,000 in 1994, and $745,000 in 1993.

   Accounts Receivable - Accounts receivable consists primarily of unsecured short-term amounts due from the Company's customers. Included in accounts receivable at December 31, 1995 and 1994 were unbilled revenues recognized under certain long-term software license, installation, and hardware contracts of $64,068,000 and $55,800,000, respectively. Such unbilled receivables arise from the consistent application of the Company's revenue recognition policies described previously. Invoicing of unbilled receivables, which generally occurs within six months of the recognition of the related revenues, is based upon the terms of the individual customer contracts.

   The Company's credit risk with respect to accounts receivable is concentrated in the health industry, which is highly influenced by government regulations. This concentration of credit risk is limited due to the number and types of entities comprising the Company's customer base and their geographic distribution. The Company routinely monitors its exposure to credit losses and maintains an allowance for anticipated losses. At December 31, 1995 and 1994, the allowance for doubtful accounts was $4,847,000 and $5,317,000, respectively.

   The Company has provided long-term financing arrangements for systems and hardware to some of its customers. Some of these long-term financing arrangements are partially collateralized by customer equipment. The long-term portion of these financing arrangements, which are included in other assets, have terms ranging from three to ten years and bear interest at rates, which may be stated or imputed, ranging from 7% to 12%. The long-term portion of these financing arrangements, which approximate fair value, was $24,262,000 and $29,162,000 at December 31, 1995 and 1994, respectively. Interest income earned on long-term financing arrangements was $2,184,000, $2,018,000, and $1,541,000 in 1995, 1994, and 1993, respectively. The Company has had no material negative collection experience associated with these long-term financing arrangements.

   Prepaid Expenses and Other Current Assets - Included in prepaid expenses and other current assets are deferred charges of $10,745,000 at December 31, 1995 and $6,562,000 at December 31, 1994, representing the cost of equipment which will be expensed when the related hardware revenues are earned.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives, which range from two to fifteen years. The Company's buildings, not including equipment therein, are being depreciated using a 45-year life. The major classes of property and equipment at December 31, 1995 and 1994 were as follows:

--------------------------------------------------------------------------------
(Amounts in thousands)                                         1995      1994
--------------------------------------------------------------------------------
Land and land improvements............................       $ 10,719  $ 10,711
Buildings.............................................         60,597    59,402
Equipment.............................................        172,335   169,487
                                                             ------------------
                                                              243,651   239,600

   Less accumulated depreciation
     and amortization.................................        142,487   134,513
                                                             ------------------
                                                             $101,164  $105,087
                                                             ==================
--------------------------------------------------------------------------------

   Research and Development - The Company expenses all research and non-capitalized development costs, which generally consist of costs incurred to establish the technological feasibility of internally produced computer software. These expenses were primarily for computer costs and salaries of personnel, and amounted to $45,385,000 in 1995, $39,226,000 in 1994, and
$37,087,000 in 1993.

   Computer Software - The Company capitalizes the cost of certain internally produced computer software and purchased software. Capitalization for internally produced software begins when a project reaches technological feasibility and ceases when the software is available for general release to customers. The Company amortizes computer software using the straight-line method over its expected useful life, which is generally five years.

   Capitalized internally produced software costs, net of accumulated amortization, were $32,785,000 and $31,657,000 as of December 31, 1995 and 1994,
respectively. Amortization related to capitalized internally produced software was $7,722,000 in 1995, $6,290,000 in 1994, and $5,464,000 in 1993. Purchased
software, net of accumulated amortization, was $10,170,000 and $7,144,000 as of December 31, 1995 and 1994, respectively. The accumulated amortization for capitalized internally produced and purchased software at December 31, 1995 and 1994 was $45,317,000 and $36,158,000, respectively.

   Acquisition of Businesses - On June 1, 1995, the Company acquired the assets and business of Professional Datacare (PDC), a provider of financial processing services, from the National Health Service's North West Regional Health Authority in the United Kingdom for $8,497,000. On September 1, 1995, the Company acquired the assets and business of Atlas Datensysteme GmbH (ADS), a provider of patient management and financial systems in Germany, for $3,611,000. These acquisitions were accounted for using the purchase method. PDC's and ADS' results of operations have been included in the Company's consolidated results of operations since their respective dates of acquisition. Pro forma financial information has not been provided since neither of these acquisitions was material to the Company's consolidated results.

   On September 30, 1994, the Company acquired all of the outstanding capital stock of GTE Health Systems Incorporated, a provider of information systems to the domestic health industry, from GTE Directories Corporation for $17,287,000. This acquisition was accounted for using the purchase method.

   During 1993, the Company acquired a 50% ownership share in Delta Health Systems for approximately $6,500,000. Delta Health Systems provides information systems and services to home health organizations.

   Goodwill - Included in other assets are amounts for goodwill which represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is amortized using the straight-line method over twenty years. The amount of goodwill included in other assets, net of accumulated amortization, was $30,346,000 and $20,089,000 as of December 31, 1995 and 1994, respectively.

   Accrued Expenses - Included in accrued expenses are incentive compensation plan accruals of $17,485,000 at December 31, 1995 and $14,136,000 at December 31, 1994. Incentive compensation plan payments are primarily based on revenues generated and on the signing of new and renewal contracts. Accrual balances for incentive compensation plans can vary based on the timing of revenues recognized, draws and related settlements, and are not necessarily indicative of sales activities for the year.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1995, 1994, and 1993


--------------------------------------------------------------------------------

   Income Taxes - The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are provided based upon temporary differences in the recognition of revenues and expenses (principally depreciation and the cost of internally produced software) for tax and financial reporting purposes.

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

   Foreign Currency Transactions - Transactions of the Company and its foreign branches and subsidiaries are periodically made in currencies other than their own and are included in income as they occur. There were no material gains or losses arising from foreign currency transactions during 1995, 1994, and 1993.

   Statement of Cash Flows - The Company's short-term investments have original maturities of less than 91 days and are deemed to be cash equivalents for purposes of reporting cash flows. At December 31, 1995 and 1994, the carrying amount of cash and short-term investments approximates fair value. The Company paid income taxes, net of refunds, of $16,397,000 in 1995, $23,018,000 in 1994, and $13,959,000 in 1993. During the same periods, interest payments were $2,853,000, $1,404,000, and $1,360,000, respectively. Capital lease obligations of $1,917,000, $1,822,000, and $7,089,000 were added by the Company in 1995,
1994, and 1993, respectively.

2. Net Income per Common Share:

   For each of the three years in the period ended December 31, 1995, net income per common share was computed using the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents result from the assumed exercise of stock options. Primary income per share and fully diluted income per share were the same in each period.

3. Income Taxes:

   The provision for income taxes consists of:

-------------------------------------------------------------------------------
(Amounts in thousands)                                1995      1994      1993
-------------------------------------------------------------------------------
Federal:
     Current......................................   $17,900  $17,131   $16,527
     Current deferred.............................     3,277    3,495     1,265
     Noncurrent deferred..........................     1,438     (578)      626
                                                     --------------------------
                                                      22,615   20,048    18,418
                                                     --------------------------
State and foreign:
     Current......................................     2,288    2,226     2,011
     Current deferred.............................       383      275      (241)
     Noncurrent deferred..........................       151     (108)      477
                                                     --------------------------
                                                       2,822    2,393     2,247
                                                     --------------------------
Provision for
     income taxes.................................   $25,437  $22,441   $20,665
                                                     ==========================
--------------------------------------------------------------------------------

   The provision for income taxes results in effective tax rates for the years ended December 31, 1995, 1994, and 1993, which differ from the statutory federal income tax rate as follows:

--------------------------------------------------------------------------------
                                                         Percentage of Income
                                                       ------------------------
                                                       1995     1994      1993
--------------------------------------------------------------------------------
Statutory federal income tax rate...................   35.0%    35.0%     35.0%
State income taxes, net of
     federal income tax benefit.....................    2.6      2.7       2.8
Effect on deferred tax liability of
     statutory federal income tax
     rate increase..................................     --       --       1.0
Other...............................................    1.4      1.3       1.2
                                                       ------------------------
                                                       39.0%    39.0%     40.0%
                                                       ========================
--------------------------------------------------------------------------------

   The significant components of the combined current and noncurrent net deferred tax liability for the years ended December 31, 1995 and 1994 were as follows:

--------------------------------------------------------------------------------
(Amounts in thousands)                                      1995         1994
--------------------------------------------------------------------------------
Depreciation and amortization........................      $10,432      $10,402
Capitalized internally produced software.............       11,999       11,606
Accrued and deferred revenues, net...................        5,675        2,065
Other temporary differences..........................        3,244        2,029
                                                           --------------------
                                                           $31,350      $26,102
                                                           ====================
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   At December 31, 1995 the Company had foreign net operating loss carryforwards of approximately $8,600,000, most of which can be carried forward indefinitely. The Company also has approximately $9,800,000 of tax basis in excess of book value, which may be utilized to offset taxable income in the future. Due to their contingent nature, these deferred tax assets have been fully offset by a valuation allowance.

   The Company does not provide for U.S. income and foreign withholding taxes on the unremitted earnings of its foreign subsidiaries, which the Company considers to be permanently invested. The cumulative unremitted foreign earnings amounted to $12,560,000 at December 31, 1995.

4. Employee Benefit Plan:

   The Company has a Section 401(k) retirement and savings plan. As part of this plan, employees may contribute a portion of their earnings which are then invested, as specified by the employees, in the common stock of the Company or in any of nine mutual investment funds. The Company matches a certain portion of employee contributions under the plan. The Company's matching contributions charged to expenses in 1995, 1994, and 1993 were $3,025,000, $2,096,000, and
$1,640,000, respectively.

5. Capital Stock:

   The Board of Directors may authorize the issuance of one or more series of preferred stock with dividend rates, redemption prices, conversion privileges, and sinking fund requirements as determined by the Board.

   During 1987 and 1988, the Board adopted resolutions authorizing, but not requiring, the Company to repurchase up to a total of 5,000,000 shares of its common stock from time to time. As of December 31, 1995, 2,873,500 shares had been acquired, at a cumulative cost of $54,325,000. During 1995, 1994, and 1993 no additional shares were repurchased under these resolutions.

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

   The Company also has issued stock options under two non-qualified stock option plans for non-employee directors. Under one of these plans a committee of the Board, comprised of members who may not participate in this plan, may grant options at prices no less than the fair market value of the Company's common stock on the date of the grant. These non-qualified options become exercisable as determined by the committee and may have terms ranging from two to ten years. Under the other plan for non-employee directors, options were granted on the effective date of the plan to all

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1995, 1994, and 1993


--------------------------------------------------------------------------------

non-employee directors then on the Board. Subsequent to the effective date of the plan, options are issued upon a director's initial election to the Board and on each five-year anniversary of continuous service by the director on the Board. These non-qualified options become exercisable during the five-year period from the date of grant and have a ten-year term.

   The following table summarizes the activity of all option plans during the three years ended December 31:

--------------------------------------------------------------------------------
                                                1995        1994        1993
--------------------------------------------------------------------------------
Outstanding, beginning of year.............  1,894,505   1,606,772   2,065,077
     Granted...............................    489,400     524,815      62,500
     Exercised.............................   (297,445)   (176,642)   (173,079)
     Cancelled.............................    (51,335)    (60,440)   (347,726)
                                             ---------------------------------
Outstanding, end of year...................  2,035,125   1,894,505   1,606,772
                                             =================================
--------------------------------------------------------------------------------

   As of December 31, 1995, a maximum of 1,898,729 and 241,000 of additional options may be granted to key employees and non-employee directors, respectively, under these plans. As of December 31, 1995, options to purchase 2,035,125 shares were outstanding at option prices ranging from $12.50 to $37.00 per share. Options covering 381,607 shares, with an average option price of $14.78 per share and an aggregate option price of $5,642,000, were exercisable as of December 31, 1995. The outstanding options expire on various dates through 2015. Options were exercised at prices ranging from $12.50 to $23.38 in 1995, $12.50 to $19.94 in 1994, and $12.50 to $20.13 in 1993.

   The Company may also grant restricted shares of its common stock under two of these plans. Restricted stock grants are recorded as compensation expense during the vesting terms, which currently range from three to six years. As of December 31, 1995, there were 37,345 restricted shares outstanding under these plans.

7. Long-Term Debt and Lines of Credit:

   In 1995, the Company entered into long-term borrowing agreements with a bank, which are repayable over seven years. Under certain conditions, these loans are callable in 1998. These loans were used to partially finance acquisitions of businesses and for operations. Long-term debt consisted of the following at December 31, 1995:

--------------------------------------------------------------------------------
(Amounts in thousands)                                                1995
--------------------------------------------------------------------------------
Payable in foreign currency:
     7.87% Pound Sterling note due through 2002.....................  $8,479
     6.75% Deustche Mark note due through 2002......................   3,699
Payable in U.S. dollars:
     5.47% note due through 2002....................................   3,000
                                                                     -------
                                                                      15,178
     Less current portion...........................................     874
                                                                     -------
                                                                     $14,304
                                                                     =======
--------------------------------------------------------------------------------

   Aggregate maturities of long-term debt are:
1996 - $874,000, 1997 - $1,128,000, 1998 - $1,321,000, 1999 - $1,644,000, 2000 -
$1,875,000, 2001 through 2002 - $8,336,000. At December 31, 1995, the carrying amount of long-term debt approximates fair value.

   The Company had lines of credit with banks totaling $69,463,000, generally at their prime interest rates. At December 31, 1995, $48,543,000 of these lines of credit were unused.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

8. Long-Term Leases and Other Commitments:

   The Company leases equipment, which is primarily used at the Company's Information Services Center, for periods ranging up to 60 months. Obligations for this type of equipment for the next five years are as follows:

--------------------------------------------------------------------------------
Operating                                                       Capital
(Amounts in thousands)                                          Leases   Leases
--------------------------------------------------------------------------------
1996........................................................    $24,595  $4,082
1997........................................................     22,340   2,623
1998........................................................      9,302     168
1999........................................................      7,577      --
2000........................................................      2,689      --
                                                                ---------------
                                                                $66,503   6,873
                                                                =======
     Less interest...................................................       437
     Present value of future capital lease obligations...............    $6,436
                                                                         ======
--------------------------------------------------------------------------------

   Rental expenses for the operating leases described above were $29,031,000 in 1995, $20,124,000 in 1994, and $17,453,000 in 1993.

   Operating lease obligations for office space, primarily branch offices, expiring at various dates through 2001 require minimum aggregate annual rentals of: 1996 - $9,660,000, 1997 - $8,811,000, 1998 - $5,587,000, 1999 - $4,601,000,
2000 - $3,193,000. Rental expenses for these facilities amounted to $9,760,000 in 1995, $9,078,000 in 1994, and $8,198,000 in 1993.

   In 1995, the Company entered into a resale agreement with a supplier of client/server software applications. This agreement, which is renewable, expires in 2005. The minimum payments due under this agreement are: 1996 - $2,100,000, 1997 - $2,600,000, 1998 - $3,100,000, 1999 - $2,600,000.

9. Selected Quarterly Financial Data (Unaudited):

   The following table summarizes quarterly financial data for 1995 and 1994 (refer to Note 1 for businesses acquired in 1995 and 1994):

--------------------------------------------------------------------------------
(Amounts in thousands, except per share amounts)
                                                     Income
                                                     Before
                                                     Income   Net        Net
Quarter                                   Revenues   Taxes   Income   Per Share
--------------------------------------------------------------------------------
1994:
  First.................................  $125,170  $14,007  $ 8,544    $.37
  Second................................   132,607   14,036    8,562     .37
  Third.................................   138,834   14,639    8,930     .38
  Fourth................................   154,158   14,858    9,063     .39
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1995:
  First.................................  $145,339  $15,722  $ 9,591    $.41
  Second................................   155,279   15,871    9,681     .41
  Third.................................   169,213   16,391    9,998     .42
  Fourth................................   180,810   17,236   10,513     .44
--------------------------------------------------------------------------------

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1995, 1994, and 1993

--------------------------------------------------------------------------------
10. Business Segment Information:

   The Company's only line of business is providing information service and system solutions to health organizations in North America and Europe. Revenues and operating profits for the three years ended December 31, 1995, and identifiable assets at the end of each of those years, classified by geographic area, were as follows:

--------------------------------------------------------------------------------
                                              North
(Amounts in thousands)                       America      Europe   Consolidated
--------------------------------------------------------------------------------
1995:
     Revenues.............................   $557,877     $92,764      $650,641
                                             ==================================
     Operating profit.....................   $ 60,663     $ 7,533      $ 68,196
                                             ====================
     Interest expense.....................                                2,976
                                                                       --------
       Income before income taxes.........                             $ 65,220
                                                                       ========

     Identifiable assets..................   $329,555     $82,108      $411,663
                                             ====================
     Corporate assets.....................                               23,310
                                                                       --------
       Total assets.......................                             $434,973
                                                                       ========
--------------------------------------------------------------------------------
1994:
     Revenues.............................   $480,076     $70,693      $550,769
                                             ==================================
     Operating profit.....................   $ 52,904     $ 6,079      $ 58,983
                                             ====================
     Interest expense.....................                                1,443
                                                                       --------
       Income before income taxes.........                             $ 57,540
                                                                       ========
     Identifiable assets..................   $304,131     $54,685      $358,816
                                             ====================
     Corporate assets.....................                               21,249
                                                                       --------
       Total assets.......................                             $380,065
                                                                       ========
--------------------------------------------------------------------------------

1993:
     Revenues.............................   $439,260     $62,023      $501,283
                                             ==================================
     Operating profit.....................   $ 47,255     $ 5,772      $ 53,027
                                             ====================
     Interest expense.....................                                1,349
                                                                       --------
       Income before income taxes.........                             $ 51,678
                                                                       ========

     Identifiable assets..................   $264,208     $41,408      $305,616
                                             ====================
     Corporate assets.....................                               35,826
                                                                       --------
       Total assets.......................                             $341,442
                                                                       ========
--------------------------------------------------------------------------------

   Operating profit equals total revenues less operating expenses and cost of hardware sales. In computing operating profit, interest expense is excluded. Identifiable assets are those assets of the Company that are identified with the operations in each geographic area. Corporate assets are cash and short-term investments. In 1995, 1994, and 1993, no single customer accounted for 10% or more of consolidated revenues.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Report of Independent Public Accountants

To the Stockholders and Board of Directors, Shared Medical Systems Corporation:

   We have audited the accompanying consolidated balance sheet of Shared Medical Systems Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shared Medical Systems Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Philadelphia, PA                                            Arthur Andersen LLP
February 6, 1996
--------------------------------------------------------------------------------

Directors

R. James Macaleer, Chairman of the Board
Mr. Macaleer has been Chairman since the Company's founding in 1969. He also served as Chief Executive Officer from the Company's founding in 1969 until August 1995.

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

Jeffrey S. Rubin, Director
Mr. Rubin has been a Director since 1993. He is Vice Chairman of Vanstar Corporation, a technology services company.

Marvin S. Cadwell, Director, President and Chief Executive Officer
Mr. Cadwell was elected as a Director in May 1995. He has served as President and Chief Executive Officer since August 1995. Mr. Cadwell previously served in a variety of executive positions since joining the Company in 1975.

Executive Officers

R. James Macaleer, Chairman of the Board

Marvin S. Cadwell, President and Chief Executive Officer

Michael B. Costello, Vice President, Administration and Corporate Communications

Edward J. Grady, Controller and Assistant Treasurer

James C. Kelly, Secretary

Terrence W. Kyle, Vice President of Finance, Treasurer, and
Assistant Secretary

Francis W. Lavelle, Senior Vice President

Robert J. McNeill, Vice President

David F. Perri, Vice President

Terry A. Pitts, Vice President

Bonnie L. Shuman, General Counsel and Assistant Secretary

Marion G. Tomlin, Senior Vice President

Matthew B. Townley, Vice President

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Domestic and International Offices

--------------------------------------------------------------------------------
Domestic

Corporate Headquarters

SMS
51 Valley Stream Parkway
Malvern, PA 19355
610-219-6300

Branch Offices

Ann Arbor                              New Orleans
313-994-8300                           504-835-3894

Atlanta                                New York
770-993-2490                           212-563-2380

Atlanta (MedSeries4 Division)          Oakland
800-783-4833                           510-444-3434

Boston                                 Philadelphia
617-224-0817                           610-640-4490

Charlotte                              Pittsburgh
704-362-4802                           412-921-6400

Chicago                                Salt Lake City
708-806-0666                           800-243-8483

Cleveland                              San Francisco
216-524-0313                           510-463-9750

Columbus                               San Juan
614-885-0198                           809-756-6700

Dallas                                 Santa Barbara
214-783-6737                           805-964-5561

Florida                                Seattle
954-771-4880                           206-827-4455

Indianapolis                           St. Louis
317-293-3360                           314-542-0100

Kansas City                            Virginia
913-384-4811                           703-713-3490

Los Angeles                            Wilmington
310-596-4554                           302-655-8514

Nashville
615-377-1244

New Jersey
908-906-8900

International

Administration-Europe

SMS Europe
Key House
Sarum Hill
Basingstoke, Hants
Hampshire RG21 1SR
England
011-44-256-467556

Operating Companies

Belgium                                The Netherlands
SMS Belgium                            SMS Nederland b.v.

Zaventem                               Nieuwegein
011-32-2-725-0407                      011-31-3402-52852

France                                 United Kingdom
SMS France                             SMS United Kingdom, Ltd.

Montpellier                            Basingstoke
011-33-6-704-1143                      011-44-256-57100

Germany                                Belfast
Zweigniederlassung                     011-44-1232-854333
der SMS Corporation
                                       Huntingdon
Berlin                                 011-44-1480-456155
011-49-30-66-32034



                                       Warrington
Frankfurt                              011-44-1925-851171
011-49-6196-9240

Hungary
SMS Hungary

Budapest
011-36-1252-7345

Ireland
SMS Ireland, Unlimited

Dublin
011-353-1-8420022

Italy
SMS Italia, S.r.l.

Rome
O11-39-6-439-3350

Spain
SMS Corp y Cia S.R.C.

Barcelona
011-34-3-201-6811

Madrid
011-34-1-807-7500

Corporate Headquarters

Shared Medical Systems Corporation
51 Valley Stream Parkway
Malvern, PA  19355
610-219-6300

Annual Stockholders Meeting
The Annual Stockholders Meeting will
be held on Thursday, April 25, 1996,
at the Union League of Philadelphia,
140 South Broad Street, Philadelphia,
Pennsylvania at 11:30 a.m. You are
cordially invited to attend.

Common Stock
SMS common stock trades on
The Nasdaq Stock Market under
the symbol SMED.

Transfer Agent
Chemical Mellon Shareholder
Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
800-851-9677

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