Form 10-K405, Exhibit 13
period 1996-12-31
SHARED MEDICAL SYSTEMS CORP
filed 1997-03-28
CIK 89415

[SMS LOGO APPEARS HERE]

                                                                    Exhibit (13)



                            [ART WORK APPEARS HERE]

                              ANNUAL REPORT 1996

Our Vision: To be the information solutions company of choice for the health industry and its professionals - working together to improve health worldwide.

Our Mission: Through long-term partnerships in the health industry, we help our customers improve their quality of care, financial performance, and strategic position by providing superior, cost-effective solutions based on information systems and services.

Our Beliefs: Focus on people as our most important asset. Exceed the expectations of our customers. Strive for excellence in all that we do.



(C)Copyright 1997 SMS
   Shared Medical Systems Corporation

                     [ART WORK OF THE EARTH APPEARS HERE]

                  SOLUTIONS FOR THE HEALTH INDUSTRY WORLDWIDE


        SMS' vision is to be the information solutions company of choice for the global health industry. We are well positioned to achieve that vision from many perspectives...the depth and breadth of our offerings...more than 28 years of experience...our dedication to customers...the expertise of our people...long-term growth and financial stability...our global presence, with customers in 19 countries and territories...alliances with world-class partners...and our ability to manage information across networks throughout the continuum of care.

        It is through these strengths that SMS provides innovative solutions for the health industry and its professionals - working together to improve health worldwide.

Company Profile

  For more than 28 years, we at SMS have made it our business to understand the continuously evolving health industry; anticipate change; and develop, deliver, and support information solutions that help our customers meet their changing and varied requirements.

  SMS has become the worldwide leader in providing health information solutions to customers in 19 countries and territories across North America and Europe. Our customers include integrated health networks, multientity health corporations, community health information networks, hospitals, physician groups, and managed services organizations.

  We partner with our customers to provide comprehensive solutions that include processes, applications, technology, and services to help them meet their desired objectives. Based on customer need, our solutions can include any combination of clinical, financial, and administrative applications; enabling technologies; and integration and support services to deliver results.

    [ART WORK OF THE EARTH APPEARS ALONG THE RIGHT HAND COLUMN OF THE PAGE]

[SMS LOGO APPEARS HERE]
--------------------------------------------------------------------------------
Annual Report 1996



Financial Highlights
(Amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------
Operating Results:                                 1996     1995      % Increase
--------------------------------------------------------------------------------
Revenues                                        $767,350  $650,641        17.9%
--------------------------------------------------------------------------------
Income Before Income Taxes                       $76,360   $65,220        17.1%
--------------------------------------------------------------------------------
Net Income                                       $47,038   $39,783        18.2%
--------------------------------------------------------------------------------
Net Income Per Share                               $1.95     $1.68        16.1%
--------------------------------------------------------------------------------
Cash Dividends Declared Per Share                   $.84      $.84          -
--------------------------------------------------------------------------------
Weighted Average Common Shares                    24,128    23,697         1.8%
--------------------------------------------------------------------------------
Year End Position:
--------------------------------------------------------------------------------
Total Assets                                    $499,431  $434,973        14.8%
--------------------------------------------------------------------------------
Retained Earnings                               $292,304  $265,010        10.3%
--------------------------------------------------------------------------------
Total Stockholders' Investment                  $281,277  $248,820        13.0%
--------------------------------------------------------------------------------
Current Ratio                                        1.6       1.7
--------------------------------------------------------------------------------
Common Stock Outstanding                          23,545    23,261
--------------------------------------------------------------------------------
Number of Stockholders of Record                   5,955     6,124
--------------------------------------------------------------------------------

        [BAR GRAPHS OF 5-YEAR HISTORY FOR TOTAL REVENUES, NET INCOME,
                     AND NET INCOME PER SHARE APPEAR HERE]

[PICTURE OF MARVIN S. CADWELL, DIRECTOR, PRESIDENT, AND CHIEF EXECUTIVE OFFICER APPEARS HERE]


                              TO OUR SHAREHOLDERS

  The last year continued to be one of growth, change, and progress for SMS. As the industry continued to evolve in 1996, we partnered with customers worldwide to understand their needs, deliver systems and services to address them, and help customers quickly achieve and sustain value from our solutions. From our positive financial results to our new solution offerings and ongoing expansion of our business, SMS continues to lead the global health information systems industry into the 21st Century.

  From a financial standpoint, 1996 was an excellent year for SMS. Our 1996 consolidated gross sales were in excess of $1 billion, which was the highest in the Company's history. Our 1996 total revenues were $767 million, an increase of 18 percent compared to 1995. More important, service and system fee revenues, which excluded hardware sales, increased to $687 million, representing an increase of 16 percent over 1995. Net income for 1996 increased 18 percent over 1995 to $47 million, and net income per share increased 16 percent over 1995 to $1.95 per share. Going into 1997, revenues under contract to be recognized in the future exceed $1.8 billion, which also is the highest in the Company's history.

  Contributing to this strong financial performance was our outstanding level of customer satisfaction. Customer loyalty and satisfaction led to a customer retention rate in excess of 99 percent and enabled us to continue to gain market share worldwide.

  SMS extended its reach this year with several exciting advancements. To name a few, we were pleased to expand our European operations to customers in Denmark and the island state of Malta. We also assisted several new customers with advanced outsourcing agreements in the areas of information technology management and business office operations.

  New SMS solution offerings generated interest in 1996 for customers and prospects worldwide. We began with the announcement of NOVIUS/TM/, a new family of client/server solutions, the first of which - Novius.ihn/TM/ -- was delivered in first quarter 1997 to customer sites. We also introduced new management solutions that allow health executives to set performance standards, identify variances, and analyze results online. We announced new client/server General Financial Systems that have been enthusiastically received by customers. We also implemented an optical archive storage component to our image management system that allows for long-term storage of digitized images, such as X rays, CAT scans, MRIs, and ultrasound images.

  We made significant progress this year on a key area for all information system providers, "century date" compliance. While many of our product lines already comply with requirements for the new century, SMS is on target with our plan to make the rest of our products century date compliant to ensure continuity of service and value for our customers.

  In 1996, SMS remained centered on continuous internal improvement and organizational alignment to mirror the changing needs of the industry. We made investments to further strengthen our infrastructure, align organization functions, and revise our incentive structures to better reflect our goals and objectives.

  Our alliances with world-class providers of technology and applications, such as Microsoft, AT&T, PeopleSoft, Digital, IBM, and others, also enabled SMS to most effectively meet the needs of our customers. Our relationships with these leaders enable us to make the best and most cost-effective use of emerging technologies while bridging current and future solutions for our customers.

  In the third quarter, we welcomed Gail R. Wilensky, Ph.D., to the SMS Board of Directors. Dr. Wilensky's credentials are extensive and include service as the former Administrator of the Health Care Financing Administration (HCFA). We are very pleased to have her on our Board.

  Our solutions focus continues to reward our shareholders with meaningful earnings growth; our customers with measurable outcomes; and our employees with continued opportunity. We view 1997 with optimism and a heightened sense of purpose - to continue providing solutions that enable us to work with our customers to improve health worldwide and to increase SMS' value for shareholders, customers, and employees.


/s/Marvin S. Cadwell
President and
Chief Executive Officer

                                    S O L U

The Solutions Approach

  A major public teaching hospital in Ireland. One of the largest national health "chains" in America. A not-for-profit health services delivery system. An enterprise linking public hospitals and health centers across the islands of Malta. A new "health city" in Florida. A major state-wide IHN. These are but a few examples of customers who looked to SMS for solutions in 1996.

  Whether we are working with a small acute care hospital, a home health agency, a physician network, or a major integrated delivery system, SMS solutions are all conceived in partnership. Our philosophy is simple: Team with customers from the start, understand the problems they need to solve, and establish common goals.

  SMS solutions extend far beyond our comprehensive menu of products and applications. Our solutions are a blend of processes, applications, technology, and services, synthesized based upon customer need. Our primary interest is to understand our customers' desired outcomes and partner with them to achieve and improve results.

  A large part of our success can be attributed to our people. SMS employees are seasoned professionals, many of whom have experience working in the very environments they now serve. Our employees include former leaders -- CEOs, CIOs, and CFOs -- of provider organizations; physicians and nurses; other certified health professionals in areas such as laboratory, radiology, pharmacy, and medical records; and others who know first-hand the challenges our customers face.

  Our people also understand the need for systems that are user friendly, easy to access, and intuitive. We are experts at managing technology so customers can focus their energies on providing care; details such as interfaces, varying technology platforms, and even disparate systems, become transparent to the user.

  The ability to serve our customers at the point of need has long been important to us. In addition to our corporate

[CUSTOMER CALL-OUT QUOTE]

"Throughout our 25-year partnership with SMS, many challenges have arisen that required tremendous teamwork. In August, we decided that incorporating our ambulatory care facilities into our newly formed Central Business Office was key to retaining our competitive edge. We challenged SMS to install their ambulatory care solution in our 27 physician practices and ambulatory care clinics by December 31. SMS met the challenge. By year-end, every clinic - and our central operation - was realizing the benefits of a single solution from SMS. This only shows that through teamwork and true partnership, anything can be accomplished."

Patty Mahaney
Chief Financial Officer
North Broward Hospital District
Ft. Lauderdale, Florida, USA

[PICTORIAL-COLLAGE ART WORK APPEARS HERE]

                                   T I O N S

headquarters, we continue to operate from 28 field locations in the United States and 17 regional offices in Europe. Our field-based employees are equipped with "mobile office" technology, which enables them to maximize the time spent with customers, minimize nonproductive time, and balance both their personal and professional lives.

  Just as we are focused on our customers' outcomes, we are focused on our own performance as well. Specialized "care plans" ensure we maintain the proper focus on our customers. Plans are individualized for customers and include performance objectives and specific activity checkpoints that are defined by both SMS and the customer. We monitor ourselves against the plan and obtain additional feedback through regular customer satisfaction surveys and event-based surveys that give us up-to-the-minute feedback on how we're performing.

  This year, we also introduced a new online customer support feature called SMS Customer Links/TM/ to give customers more advanced support tools. The program provides customers with the ability to identify and resolve issues, communicate with others via the Internet, and manage their own service requests online.

  SMS' unique blend of processes, applications, technology, and services create solutions that help health providers throughout the continuum of care from the clinic to the emergency room, the business office to the bedside, the physician's office to the home.

                                   S O L U

[CUSTOMER CALL-OUT QUOTE]

"Az SMS partnersege hozzasegit, hogy gyorsabban valaszolhassunk az egeszsegugyi reform kihivasaira, es elosegiti, hogy a legoptimalisabb megoldasokkal nezhessunk szembe a jelen es jovobeni feladatokkal."

"With SMS as our partner, we are prepared to react rapidly on health reforms and are in a position to optimally deal with present and future demands."

Gyorgy Berecz, M.D.
Medical Director
Kenezy Gyula Hospital
Debrecen, Hungary

A Full Spectrum of Solutions

  Linking providers and payers through electronic data interchange. Ensuring clinicians have the tools to simplify work processes and information tracking. Managing complex networks to ensure a seamless flow of information. Giving health executives the capability to analyze and track business metrics. Helping customers manage Internet access and web sites. Reengineering customer business processes. Every day, SMS provides access to information when and where our customers need it, thereby helping them manage the business of health.

  From every vantage point, SMS delivers innovative offerings that address the changing needs of the health industry. Our strength lies in our ability to work with customers to establish desired outcomes and provide a full complement of processes, applications, technology, and services that will most appropriately meet their needs.

  We provide everything from the performance assessment of existing systems, networks, and business issues, to applications, installation services, ongoing support, consulting, and user education. Our applications address broad requirements: clinical results and orders, diagnostic and therapeutic support, nursing, critical care, patient registration, medical and document imaging, scheduling, home health, managed care administration, general financial systems, human resources and payroll, ambulatory care, management decision systems, outcomes management, and electronic data interchange - an extensive, but not exhaustive, list.

                                       [PICTORIAL-COLLAGE ART WORK APPEARS HERE]

                                   T I O N S

  Through comprehensive consulting services, we help customers achieve complex objectives, including process reengineering; facilities management; network planning, design, installation, and monitoring; systems integration; custom programming; and Internet/Intranet management.

  We also recognize that customers may sometimes require a highly specialized offering not already provided by SMS. Our Allied Partners Program - which now includes more than 15 niche solution providers - helps us bring a complete range of leading solutions to our customers to ensure their needs are met.

  Through separate business ventures, SMS meets the diverse business needs of our customers. SMS subsidiary Healthcare Data Exchange (HDX) provides electronic data interchange services critical to the managed care environment. Through HDX services such as Integrated Eligibility and Electronic Remittance, providers and payers can exchange patient billing information electronically, speeding processing time and ensuring accuracy. Most important, these services can reduce risk and save thousands of dollars in the process. In 1996 alone, more than 250 providers and over 100 payers representing more than 110 million covered lives used the HDX network to process 40 million transactions across multiple managed care networks in the US.

  In another venture, we provide home health solutions through our partnership in Delta Health Systems. For many of the largest home health agencies in the country, Delta provides solutions that effectively position home health providers to compete in a managed care environment. Delta equips clinicians with notebook computing capabilities that improve the coordination of care among multiple care-givers, increase productivity, and minimize paperwork for the agencies.

  Customers recognize SMS' expertise in health information solutions, and many are turning to us for complete outsourcing services in areas such as information technology (IT) and business office outsourcing. This

[PICTORIAL-COLLAGE ART WORK APPEARS ALONG THE LEFT HAND COLUMN OF THE PAGE]

                                  S O L U T


remains a growing business area for us as more and more customers look for ways to concentrate their focus on providing care and improving health. In outsourcing situations, SMS assumes responsibility for the IT function or business office function at a customer site, managing the staff and handling the processes, technologies, and workload. In this way, our customers can concentrate on their primary business of improving health.

  With that in mind, our broad range of ongoing support and education services ensures customers realize the full potential of their SMS investments. In the interest of serving customers at the point of need, we have five regional training centers to bring education closer to our customers and minimize cost. System Optimization Seminars, held regionally throughout the US, provide targeted training on specific application components. Computer - based training modules enable customers to purchase training once and use it wherever and whenever they need it. We also employ video conferencing technology to bring education to our customers.


[PICTORIAL-COLLAGE ART WORK APPEARS ALONG THE RIGHT-HAND COLUMN OF THE PAGE]

                                                        [ART WORK APPEARS HERE]

                                    I O N S

[CUSTOMER CALL-OUT QUOTE]

"Zusammen mit SMS, haben wir die elektronnische patientenakte zur optimierung unserer patientenprozesse eingefurt. Diese losung hilft uns, unsere marktposition zu starken und profitabel zu arbeiten."

"Together with SMS, we implemented the electronic patient record in order to optimize our patient processes. With this solution, we are able to strengthen our market position and work more profitably."

Friedrich Albes
Chief Executive Officer
Kreiskrankenhauser Sonneberg und Neuhaus GmbH
Sonneberg, Germany

Technology:

A Solutions Enabler

  The only certainty with technology is its constant state of change. In the lifetime of our business, we have seen technologies come and go, and SMS has mastered the art of managing and harnessing the power of technology as an enabler for our solutions.

  We understand the environments in which technologies are being used and emphasize design from the perspective of our users. Our customers want a means to achieve their business objectives without necessarily managing the complex underpinnings of their networks and systems. They want solutions that offer seamlessness, integration, and ease-of-use.

  SMS is an expert at maximizing the strengths of a variety of technologies to streamline access for customers. We deliver our solutions via remote, in-house, or distributed computing networks that employ a combination of client/server, mainframe, and network technology. In this way, we can leverage the efficiency and performance of mainframe technology, while taking advantage of the data presentation and graphical user interface capabilities of client/server technologies. Ultimately our customers' unique needs define the manner in which we deliver solutions, and we are committed to providing the appropriate solutions and technologies to effectively meet their needs.

  Varying technologies often coexist and can be used to benefit each other. Solutions are now being developed independent of technology platform, so SMS and our customers can continue to take advantage of both past and future technology investments. Our master people index and clinical repository capabilities, for instance, are being developed to operate on client/server and mainframe technologies.

  Our network and data management expertise - and our ability to provide secure, reliable, uninterrupted service - are well

                                    S O L U

known worldwide. SMS supports, with 99.98+% availability, a growing network of now more than 160,000 wide area network connection points representing a combination of single and multiple device connections, including servers and workstations. We process more than 25 million transactions daily, handling over 20 billion characters of information across the largest private health provider network in North America-designed, managed, and operated by SMS. We operate similar networks in Europe as well.

  Our processors control over 9.2 trillion characters of online disk storage, the largest online, commercial, real-time health information database in the world. Continuous investments in our computing and network infrastructure - including the addition of CMOS processors, fault tolerant networks, and multiple-level backup systems-ensure continuous operations for our customers.

  Internet technology provides "any time, anywhere" user access. Our efforts in Internet development are now yielding meaningful results, as the Internet attracts more and more interest from customers. SMS now assists customers in implementing and managing Internet access. We provide services such as policy/procedure development, gateway creation, firewall deployment, service provider setup, and other consulting services. Customers can either choose an Internet service provider of their choice or can link through our Information Services Center, a choice that substantially reduces the cost and provides a fully secure environment in which to access the Internet.

  In addition to proficiency in platforms and operating systems, our technology and networking expertise is undisputed. Our 210 SMS network consultants offer network assessment, planning, and design; project management; and implementation and integration services. Through the Network Partners Program, SMS helps our customers manage and support their private networks, adopt new technologies more quickly, and handle third-party support for hardware and software. SMS also provides remote network monitoring services to help

[CUSTOMER CALL-OUT QUOTE]

"SMS is proving to be the leader in providing practical, integrated healthcare network solutions for today's managed care and quality improvement challenges. SMS is providing the right solutions at the right time."

Jim Miller
Executive Vice President and
Chief Financial Officer
Washoe Health System
Reno, Nevada, USA

"Our organization's investment in information technology is the single largest strategic initiative we have before our Board. SMS has been a key partner in helping Carle decide our future of digitized information transfer."

Robert Parker, M.D.
Chief Executive Officer
Carle Clinic Association
Champagne-Urbana, Illinois, USA

                                   T I O N S

[PICTORIAL-COLLAGE ART WORK APPEARS HERE]

customers reduce staffing costs and the complications associated with network operations.

  An important part of our technology solutions are our partnerships with other global leaders in technology. We team with such world-class corporations as Microsoft, AT&T, IBM, Digital, CISCO, and many others to bring superior technology solutions to our customers.

  It is SMS' ability to work with ease on multiple technologies that allows us to maintain focus on customers' goals and deliver superior, cost-effective information solutions based on a variety of technologies.

Investment in Our Future

  SMS shares a vision with our customers-to work together to improve health worldwide. As proof positive, we invest significant time and money in giving back to the industry so that best practices can be shared among our customers. What's the value? Our record of success shows that what is good for the customer is good for SMS. Understanding the important issues and providing appropriate solutions for our customers lead to higher levels of customer satisfaction, retention, and sales.

  A clear indication of our continued investment in the industry is our long-standing commitment to research and development. SMS makes significant investments in researching new technologies, developing uses for technological

                                                         [ART WORK APPEARS HERE]

                                                         [ART WORK APPEARS HERE]

                                    S O L U

advancements, building and improving information infrastructures, and enhancing information networks through high-speed, state-of-the-art technologies.

  We continue to investigate a variety of emerging technologies, many of which are already in use or testing at SMS customer sites. SMS already provides, for example, wireless network solutions to numerous customers in the US. These networks allow mobile access to information, thereby enhancing the ability to interact with information. In addition, we are exploring biometric identifi-cation technologies, such as fingerprint and signature recognition, which will help increase safety and security for both providers and patients.

  SMS also makes a significant investment in industry standards development. We participate on nearly 80 standards boards that span the globe, actively leading the effort to establish standards for the health industry worldwide. These groups are critical as we experience the integration and "globalization" of health. They set standards for how we communicate across different cultures, technologies, and languages, and help maximize the opportunities to improve all aspects of health worldwide.

  One key example of our participation is our leadership on a committee that is advancing standards for clinical knowledge bases and rules engines-the Health Knowledge Representation (Arden Syntax) subcommittee of the American Society for Testing and Materials (ASTM).

  We invest in our customers and their success through a number of health industry management and user groups. SMS customers worldwide have increased participation in these groups, recognizing the importance of

[CUSTOMER CALL-OUT QUOTE APPEARS HERE]

"The hospital's policy of utilizing information technology to provide optimum patient care has been significantly enhanced and supported by our working partnership with SMS to develop, implement, and provide systems that reflect the real needs of clinical nursing, paramedical, and administrative staff in the acute hospital environment."

Joe Ennis, M.D., FRCPI, SRCP
Professor of Radiology
Mater Misericordiae Hospital
Dublin, Ireland

                                   T I O N S

sharing best practices industry wide. We also conduct industry conferences to provide customers with opportunities to exchange ideas. Through several executive forums throughout the year, SMS brings together the leaders of our customer organizations along with health industry experts to focus on emerging management, economic, and delivery issues facing the health industry today.

  Through continued investment in research and development, exploration of emerging technologies, participation and leadership on standards boards, and ongoing investment in our customers' interests, SMS demonstrates its commitment to our vision of improving health worldwide.

[PICTORIAL-COLLAGE ART WORK APPEARS ALONG THE LEFT SIDE OF THE PAGE]

[CUSTOMER CALL-OUT QUOTE]

"To do something better for our communities-that's what the partnership between SMS and WJHS is all about. We have a shared vision of creating excellence, building a healthier community, forging long-term relationships, and focusing on customers."

Richard Miller
President and Chief Executive Officer
West Jersey Health System
Camden, New Jersey, USA

Value Over Time

  Whether we are serving customers in Italy, Ireland, France, the USA, Hungary, or beyond, our goals remain the same: to partner with our customers to understand their business issues and provide effective solutions focused on desired outcomes.

  As the global health industry evolves, integrated information solutions will play an increasingly important role in terms of controlling costs, measuring outcomes, and improving health. In the US, the managed care movement is shaping health industry direction, and integrated delivery systems and health chains will continue to experience rapid growth. Furthermore, information solutions will be in even greater demand as decisions are made regarding the future of Medicare and Medicaid. The health industry in Europe and beyond is also experiencing change, and we are seeing increased interest and movement toward managed health.

  Globally, the health industry urgently needs performance-focused information solutions, and SMS is best positioned to provide them. We are already the dominant solutions provider internationally, providing solutions to more customers in more countries than any single organization, and we expect that position to serve us well as new opportunities unfold. In fact, we believe we have only just begun to see the many possibilities that await us internationally, and we look forward to exploring future prospects.

  SMS remains focused on achieving consistent and sustainable growth resulting from our emphasis on providing solutions to achieve customer outcomes. Our well-charted course, combined with the depth and breadth of our offerings, the experience and dedication of our people, the attention to customers and their needs, and our overall focus on excellence have led to SMS' leadership in the global health information systems industry.

  We remain enthusiastic and confident about our continued opportunity to be the company of choice for the health industry and its professionals worldwide, improving value for our shareholders, our customers, and our employees.

                                                         [ART WORK APPEARS HERE]

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Financial Statements


Index
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial
Condition and Results of Operations                                           18
--------------------------------------------------------------------------------
Cautionary Note Regarding Forward-Looking Statements                          22
--------------------------------------------------------------------------------
Selected Financial Data                                                       23
--------------------------------------------------------------------------------
Consolidated Balance Sheet                                                    24
--------------------------------------------------------------------------------
Consolidated Statement of Income                                              25
--------------------------------------------------------------------------------
Consolidated Statement of Cash Flows                                          26
--------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Investment                            27
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                                    28
--------------------------------------------------------------------------------
Report of Independent Public Accountants                                      35
--------------------------------------------------------------------------------

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations


--------------------------------------------------------------------------------
Results of Operations - Overview

  The Company's only line of business is providing information service and system solutions to health organizations, such as integrated health networks, multientity health corporations, community health information networks, hospitals, physician groups, and other health providers in North America and Europe.

  The Company's revenues are derived from service and system fees for computer-based information systems, and related professional services. Professional services consist of a variety of activities related to the Company's information processing systems, such as system installation and support, software and network customization, information system planning and integration, business office consulting, facilities management, and customer education. The remainder of the Company's revenues are primarily generated from sales of computer hardware. Revenues recognized from the sale of computer hardware can fluctuate due to variations in the mix of products sold and the timing of sales and installations.

  The Company's health information systems and related services are delivered on computers that range from personal computers, to minicomputers, to mainframes, which can operate at the customer's site, at the Company's Information Services Center (i.e., remotely), or as part of a distributed network. Depending on the type of system or service selected, equipment utilized by the customer can be provided by the Company under long-term lease or sales agreements.

  As the information processing requirements of the health industry have continued to grow, the business of providing information solutions has become more complex. Additionally, changes in the way health organizations are structured and reimbursed, combined with pressures to control costs, improve quality, and grow market share have created new and increased demands for the Company's services and systems.

  The majority of the Company's business is focused on providing services to customers through long-term service contracts. These long-term service contracts range from one to ten years, and generally allow price increases annually, limited to the increase in the Consumer Price Index. The Company has increased some of its prices under these contract provisions. Revenues under long-term service agreements are recognized as they are earned over the life of the contract.

  A substantial portion of service revenues under long-term contracts are recognized after installation is complete, as contrasted to perpetual license arrangements where revenue recognition generally ends upon completion of the installation. This is an important distinction when comparing the Company's reported revenues with companies that provide software to their customers primarily under perpetual licenses. Such companies generally recognize revenues for software licenses and related installation activity, if any, during the course of the customer's installation. These revenues, excluding support fees, are mostly non-recurring.

  The Company has maintained a significant amount of revenues that will be realized in the future as installation work is completed and processing services are performed. Management estimates the total amount of future revenues under contract at December 31, 1996 is in excess of $1.8 billion.

Results of Operations for 1996 Compared to 1995

  In 1996, revenues grew 17.9%, to $767,350,000, compared to 1995. Net income and net income per share for the year ended December 31, 1996 were $47,038,000 and $1.95, respectively, an increase of 18.2% and 16.1%, respectively, compared to 1995.

 . Service and system fees revenues were $686,655,000, an increase of 15.9% in 1996 compared to 1995. This increase was primarily due to higher levels of professional services, system processing fees, and system fees.

   The higher level of professional services was generally attributable to system installations, support, and facilities management fees. The increase in system processing fees was primarily due to the higher level of customer applications processed at the Company's Information Services Center. The increase in system fees was due to the installation of systems to existing customers already under contract and the sale of new and add-on systems during the current year.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Analysis of Changes in Consolidated Cost and Expenses
(Amounts in thousands)
--------------------------------------------------------------------------------
                                         Change              Change
                                          from                from
                               1996    Prior Year   1995   Prior Year   1994
--------------------------------------------------------------------------------
Operating and development..  $328,475    $45,712  $282,763   $47,788  $234,975
 Percentage of service and
  system fees revenues.....      47.8%                47.7%               46.6%
Marketing and installation.   230,368     30,177   200,191    29,250   170,941
 Percentage of service and
  system fees revenues.....      33.6%                33.8%               33.9%
General and administrative.    60,065      8,446    51,619     4,111    47,508
 Percentage of service and
  system fees revenues.....       8.8%                 8.7%                9.4%
Interest...................     3,589        613     2,976     1,533     1,443
 Percentage of service and
  system fees revenues.....       0.5%                 0.5%                0.3%
                             ---------------------------------------------------
  Total....................  $622,497    $84,948  $537,549   $82,682  $454,867
                             ===================================================
   Percentage of service
    and system fees
    revenues...............      90.7%                90.7%               90.2%
                             ===================================================
--------------------------------------------------------------------------------
Cost of hardware sales.....   $68,493    $20,621   $47,872    $9,510   $38,362
                             ===================================================
 Percentage of hardware
  sales revenues...........      84.9%                82.4%               82.7%
                             ===================================================
--------------------------------------------------------------------------------


 . Hardware sales revenues increased to $80,695,000 in 1996 from $8,132,000 in 1995, primarily due to the installation of IBM mainframe systems to new and existing customers that process the Company's INVISION(R) product at their sites, and changes in the timing and product mix of systems installed.

 . Operating and development expenses increased to 47.8% of service and system fees revenues in 1996 from 47.7% in 1995. This change was primarily due to increases in certain customer-related expenses, partially offset by efficiencies gained through decreased computer hardware and associated costs at the Company's Information Services Center.

 . Marketing and installation expenses decreased to 33.6% of service and system fees revenues in 1996 from 33.8% in 1995, primarily due to a slower rate of growth for personnel and related costs as compared to the growth in service and system fees revenues, partially offset by increased costs for certain customer-related expenses caused by higher levels of system installations and support services provided to customers.

 . General and administrative expenses, as a percentage of service and system fees revenues, increased to 8.8% in 1996 from 8.7% in 1995. This change was primarily attributable to increased personnel and related costs to support the business.

 . Interest expense was $3,589,000 in 1996 compared to $2,976,000 in 1995. This change was primarily due to a higher level of outstanding borrowings in 1996 compared to 1995, which was partially attributable to funds used to acquire businesses in June and September 1995.

 . Cost of hardware sales increased to 84.9% of hardware sales revenues in 1996 from 82.4% in 1995. This change was primarily due to the different product mixes of systems installed in each year.

 . Income taxes increased $3,885,000 in 1996 when compared to 1995. This change was primarily due to an increase of $11,140,000 in income before income taxes. The Company's effective rate for federal, state, and foreign income taxes was 38.4% in 1996 and 39.0% in 1995. The change in the effective tax rate was primarily due to a decrease in the Company's effective state income tax rate.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)

--------------------------------------------------------------------------------
Results of Operations for 1995 Compared to 1994

  In 1995, revenues grew 18.1%, to $650,641,000, compared to 1994. Net income was $39,783,000 and net income per share was $1.68 for the year ended December 31, 1995, which represented increases of 13.3% and 11.3%, respectively, compared to 1994.

 . Service and system fees revenues were $592,509,000, an increase of 17.5% in 1995 compared to 1994. This increase was primarily due to higher levels of professional services, system processing fees, and system fees. Also affecting the change were revenues associated with the Company's MedSeries4 Division, which was acquired and recorded as a purchase on September 30, 1994; the acquisitions of two businesses in Europe during 1995, both of which were recorded as a purchase; and a weaker US dollar relative to certain European exchange rates in 1995 compared to 1994.

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

 . General and administrative expenses, as a percentage of service and system fees revenues, decreased to 8.7% in 1995 from 9.4% in 1994, primarily due to the Company's ongoing efforts to control administrative costs.

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

 . Income taxes increased $2,996,000 in 1995 when compared to 1994. This change was due to an increase of $7,680,000 in income before income taxes. The Company's effective tax rate for federal, state, and foreign income taxes was 39.0% in 1995 and 1994.

Inflation

  Significant portions of the Company's expenses are inflation sensitive. Rising costs for the years ended December 31, 1996, 1995, and 1994 have been partially offset by increased employee and computer productivity.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Liquidity and Capital Resources

  The Company's financial position remained strong in 1996. Total assets increased from $380,065,000 at January 1, 1995 to $499,431,000 at December 31, 1996. Stockholders' investment increased from $219,196,000 to $281,227,000 over the same period. This growth resulted primarily from operations. Most of the Company's capital expenditures and working capital requirements were financed from operations, supplemented with short-term and long-term borrowings. The major uses of funds during this period were for investments in computer equipment and software, the payment of quarterly dividends, and the acquisition of businesses. At December 31, 1996, cash and short-term investments were $36,570,000 compared to $21,249,000 at January 1, 1995.

  Net cash flows from operating activities increased to $72,828,000 in 1996 compared to $38,294,000 in 1995. This change in cash flows was primarily due to the growth of deferred revenues of $22,698,000, reductions in prepaid expenses and other current assets of $9,324,000, and the increase in net income, adjusted for non-cash expenses such as depreciation and amortization, of $8,876,000. The growth in deferred revenues was primarily due to an increase in payments received in advance of services performed by the Company. The change in prepaid expenses and other current assets was primarily caused by a reduction in cash requirements for deferred equipment expenses associated with customer installations. Deferred equipment expenses can vary due to differences in the timing of system installations. These increases in cash flows were partially offset by accounts receivable growth of $5,426,000, which was caused by higher business levels and greater amounts of revenues recognized that are contractually billable in future periods.

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

  The Company's investing activities were $46,425,000, $44,248,000, and $49,664,000 in 1996, 1995, and 1994, respectively. During this period, the Company's investments were primarily for equipment, computer software, and business acquisitions.

  The following summarizes the Company's significant investments in computer software and equipment for the three-year period ended December 31, 1996:

----------------------------------------------------------
(Amounts in thousands)             1996     1995     1994
----------------------------------------------------------
In-house computer and network
 communications equipment......  $17,205  $11,514  $14,093
Capitalized internally
 produced software.............   11,250    8,850    8,725
Purchased software.............    7,552    4,984    4,349
----------------------------------------------------------

  In-house computer and network communications equipment is used to process, store, and retrieve customer information at the Company's Information Services Center and to service and support customers from the Company's corporate headquarters and branch offices. Capital expenditures for in-house computer equipment can vary depending upon whether the equipment is purchased or obtained under operating leases. Capitalized internally produced software and purchased software expenditures can fluctuate based on business decisions regarding the scope and timing of internal development projects and third-party agreements.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)


--------------------------------------------------------------------------------
  Additionally, the Company invested in the following during the three-year period ended December 31, 1996:

 . In 1995, the Company purchased Professional Datacare (PDC), a provider of processing services to health organizations in the United Kingdom, for $8,497,000, and the health division of Atlas Datensysteme GmbH (ADS), a provider of patient management and financial systems in Germany, for $3,611,000. These acquisitions were financed primarily through long-term borrowings.

 .  In 1994, the Company acquired all of the outstanding capital stock of GTE
   Health Systems Incorporated, which became the Company's MedSeries4 Division, a provider of information systems to the US health industry, for $17,287,000.

  The most significant use of cash for financing activities for each of the three years in the period ended December 31, 1996 was for the payment of common stock dividends, which were $19,685,000 in 1996, $19,404,000 in 1995, and
$19,192,000 in 1994. The most significant source of cash provided by financing activities was from the exercise of stock options, which were $8,676,000 in 1996, $7,199,000 in 1995, and $3,538,000 in 1994; and short-term and long-term borrowings of $23,715,000 and $6,553,000 in 1995 and 1994, respectively.

  Management is not aware of any potential material impairments to the Company's financial position.

  The most significant requirements for funds now anticipated are as follows:

 . Equipment - During 1997, the Company anticipates that capital expenditures for equipment will be in line with expenditures in recent years. Factors such as business activity levels, buy versus lease decisions, and vendor pricing will continue to affect capital equipment expenditures.

 . Dividends - During each of the three years in the period ended December 31, 1996, cash dividends declared were $.84 per share. All dividends were declared in the last month of each calendar quarter and paid the following month. The Company anticipates paying approximately $21,000,000 in dividends in 1997.

 . Stock repurchase - The Company's Board of Directors has authorized the repurchase of up to 5,000,000 shares of the Company's common stock. As of December 31, 1996, 2,873,500 shares, at a cumulative cost of $54,325,000, have been repurchased. No shares were repurchased under this plan during the three-year period ended December 31, 1996.

  The Company expects to finance most of its capital requirements with internally generated funds, supplemented from time to time with short-term borrowings. Currently, the Company has lines of credit with banks, primarily at their prime interest rates, of approximately $72,500,000. At December 31, 1996, approximately $50,500,000 of these lines of credit were unused.


--------------------------------------------------------------------------------
Cautionary Note Regarding Forward-Looking Statements


--------------------------------------------------------------------------------
  This Annual Report contains forward-looking statements. Such statements, and any other forward-looking statements made by, or on behalf of the Company, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Among such factors are changes in length and composition of sales cycles; non-renewals of customer contracts; inability to keep pace with competitive, technological, and market developments; failure to protect proprietary software; delays in product development; undetected errors or bugs in software products; customer reductions caused by health industry consolidation; difficulties in product installation; dependence on suppliers; interruption of availability of resources necessary to provide products and services; inability to successfully integrate acquired business operations; changes in economic, political, and regulatory conditions in the health industry; regulation of additional products as medical devices by the federal Food and Drug Administration; and fluctuations in foreign currencies, interest rates, and taxes.


-------------------------------------------------------------------------------------------------------------------
Selected Financial Data
(Amounts in thousands, except per share amounts)



-------------------------------------------------------------------------------------------------------------------
                                                                1996       1995        1994       1993       1992
-------------------------------------------------------------------------------------------------------------------
Summary of Consolidated Operations
-------------------------------------------------------------------------------------------------------------------
Revenues.....................................................  $767,350   $650,641   $350,769   $501,283   $469,624
Cost and Expenses............................................  $690,990   $585,421   $493,229   $449,605   $424,578
Income Before Income Taxes...................................  $ 76,360   $ 65,220   $ 57,540   $ 51,678   $ 45,046
Income Taxes.................................................  $ 29,322   $ 25,437   $ 22,441   $ 20,665   $ 16,667
Net Income...................................................  $ 47,038   $ 39,783   $ 35,099   $ 31,013   $ 28,379
Net Income Per Share.........................................  $   1.95   $   1.68   $   1.51   $   1.35   $   1.24
Weighted Average Common Shares...............................    24.128     23.697     23.280     23.046     22.880
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Summary of Consolidated Financial Position
-------------------------------------------------------------------------------------------------------------------
Current Assets...............................................  $271,033   $220,605   $177,478   $165,536   $156,428
Total Assets.................................................  $499,431   $434,973   $380,065   $341,442   $305,604
Current Liabilities..........................................  $167,741   $132,699   $116,847   $ 92,840   $ 87,944
Long-Term Debt and Capital Leases............................  $ 15,361   $ 16,960   $  4,974   $  6,395   $  2,291
Total Liabilities............................................  $218,204   $186,153   $160,869   $143,236   $119,008
Stockholders' Investment.....................................  $281,227   $248,820   $219,196   $198,206   $186,596
Common Shares Outstanding....................................    23.545     23.261     22.943     22.753     22.566
-------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Operating Ratios and Other Selected Financial Data
--------------------------------------------------------------------------------------------------------------------
Operating Margin.............................................       9.3%       9.3%       9.8%       9.2%       8.2%
Hardware Margin..............................................      15.1%      17.6%      17.3%      20.4%      21.9%
Pretax Margin................................................      10.0%      10.0%      10.4%      10.3%       9.6%
Net Margin...................................................       6.1%       6.1%       6.4%       6.2%       6.0%
Effective Tax Rate...........................................      38.4%      39.0%      39.0%      40.0%      37.0%
Return on Average Investment.................................      17.7%      17.0%      16.8%      16.1%      15.6%
Working Capital..............................................  $103,292   $ 87,906   $ 60,631   $ 72,696   $ 68,484
Current Ratio................................................    1.62:1     1.66:1     1.52:1     1.78:1     1.78:1
Stockholders' Investment Per Share...........................  $  11.94   $  10.70   $   9.55   $   8.71   $   8.27
Cash Dividends Declared Compared to Prior Year's Net Income..      49.6%      55.5%      62.0%      67.0%      74.8%
Cash Dividends Declared Per Share............................  $    .84   $    .84   $    .84   $    .84   $    .84
Depreciation and Amortization................................  $ 38,388   $ 36,767   $ 32,122   $ 30,815   $ 29,617
Research and Development.....................................  $ 54,665   $ 45,385   $ 39,226   $ 37,087   $ 33,703
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Market Price and Dividends Declared Per Share *
--------------------------------------------------------------------------------------------------------------------
First Quarter
  High......................................................   $ 62 7/8   $ 37 7/8   $ 29 3/8   $ 24 3/8   $ 24 3/8
  Low.......................................................   $ 47 7/8   $ 30 7/8   $ 23 5/8   $ 20 3/4   $ 19 1/4
  Dividends Declared........................................   $    .21   $    .21   $    .21   $    .21   $    .21
Second Quarter
  High......................................................   $ 72 1/8   $ 41 1/2   $ 28 1/4   $ 23 7/8   $ 20 5/8
  Low.......................................................   $ 59 1/4   $     32   $ 22 1/8   $ 19 1/2   $ 16 7/8
  Dividends Declared........................................   $    .21   $    .21   $    .21   $    .21   $    .21
Third Quarter
  High......................................................   $ 66 3/4   $ 42 3/4   $ 28 1/2   $ 24 1/2   $ 22 3/8
  Low.......................................................   $ 43 3/4   $ 35 5/8   $ 22 3/4   $ 17 1/2   $ 17 3/4
  Dividends Declared........................................   $    .21   $    .21   $    .21   $    .21   $    .21
Fourth Quarter
  High......................................................   $ 58 3/4   $ 57 5/8   $ 34 1/2   $     26   $ 22 3/4
  Low.......................................................   $ 42 1/4   $ 37 3/8   $ 25 3/8   $ 21 1/2   $ 19 7/8
  Dividends Declared........................................   $    .21   $    .21   $    .21   $    .21   $    .21
--------------------------------------------------------------------------------------------------------------------

* As of December 31, 1996, there were 5,955 stockholders of record and approximately 10,900 beneficial holders of the Company's common stock. The Company's common stock trades on The Nasdaq Stock Market under the symbol SMED. The prices shown in the table above are the high and low transaction prices as quoted in the Nasdaq National Market.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Consolidated Balance Sheet
(Amounts in thousands)


                                                               December 31
--------------------------------------------------------------------------------
                                                            1996        1995
--------------------------------------------------------------------------------
Assets
Current Assets:
 Cash and short-term investments.......................   $ 36,570    $ 23,310
 Accounts receivable, net..............................    209,512     171,320
 Prepaid expenses and other current assets.............     24,951      25,975
                                                          --------------------
  Total Current Assets.................................    271,033     220,605
Property and Equipment, net............................    102,532     101,164
Computer Software, net.................................     51,331      42,955
Other Assets...........................................     74,535      70,249
                                                          --------------------
                                                          $499,431    $434,973
                                                          ====================
Liabilities and Stockholders' Investment
Current Liabilities:
 Notes payable.........................................   $ 21,941    $ 20,920
 Current portion of long-term debt and capital leases..      3,166       4,654
 Dividends payable.....................................      4,944       4,885
 Accounts payable......................................     27,039      28,301
 Accrued expenses......................................     54,092      39,469
 Current deferred revenues.............................     41,697      23,557
 Accrued and current deferred income taxes.............     14,862      10,913
                                                          --------------------
  Total Current Liabilities............................    167,741     132,699
                                                          --------------------
Deferred Revenues......................................      9,048      13,209
                                                          --------------------
Long-Term Debt and Capital Leases......................     15,361      16,960
                                                          --------------------
Deferred Income Taxes..................................     26,054      23,285
                                                          --------------------
Commitments

Stockholders' Investment:

 Preferred stock, par value $.10; authorized 1,000,000
  shares; none issued..................................       -           -
 Common stock, par value $.01; authorized 60,000,000
  shares; 27,580,008 shares
  issued in 1996 and 27,288,942 in 1995................        276         273
 Paid-in capital.......................................     48,234      39,561
 Retained earnings.....................................    292,304     265,010
 Common stock in treasury, at cost, 4,035,101 shares
  in 1996 and 4,027,815 in 1995........................    (55,782)    (55,286)
 Cumulative translation adjustment.....................     (3,805)       (738)
                                                         ---------------------
  Total Stockholders' Investment.......................    281,227     248,820
                                                         ---------------------
                                                          $499,431    $434,973
                                                         =====================

The accompanying notes are an integral part of these statements.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Consolidated Statement of Income
(Amounts in thousands, except per share amounts)


                                                      Year Ended December 31
--------------------------------------------------------------------------------
                                                    1996       1995       1994
--------------------------------------------------------------------------------
Revenues:
 Service and system fees.......................   $686,655   $592,509   $504,386
 Hardware sales................................     80,695     58,132     46,383
                                                  ------------------------------
                                                   767,350    650,641    550,769
                                                  ------------------------------
Cost and Expenses:
 Operating and development.....................    328,475    282,763    234,975
 Marketing and installation....................    230,368    200,191    170,941
 General and administrative....................     60,065     51,619     47,508
 Cost of hardware sales........................     68,493     47,872     38,362
 Interest......................................      3,589      2,976      1,443
                                                  ------------------------------
                                                   690,990    585,421    493,229
                                                  ------------------------------
Income Before Income Taxes.....................     76,360     65,220     57,540
Provision for Income Taxes.....................     29,322     25,437     22,441
                                                  ------------------------------
Net Income.....................................   $ 47,038   $ 39,783   $ 35,099
                                                  ==============================
Net Income Per Common Share....................      $1.95      $1.68      $1.51
                                                  ==============================
Number of shares used to compute per share
 amounts.......................................     24,128     23,697     23,280
                                                  ==============================
--------------------------------------------------------------------------------

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Consolidated Statement of Cash Flows
(Amounts in thousands)


                                                     Year Ended December 31
--------------------------------------------------------------------------------
                                                   1996       1995       1994
--------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Net income....................................  $ 47,038   $ 39,783   $ 35,099
 Adjustments to reconcile net income to net
  cash provided by operating activities -
   Depreciation and amortization...............    38,388     36,767     32,122
   Asset (increase) decrease -
     Accounts receivable.......................   (38,192)   (32,766)   (20,047)
     Prepaid expenses and other current assets      1,024     (8,300)      (973)
     Other assets..............................    (6,290)    (1,960)    (5,321)
   Liability increase (decrease) -
     Accounts payable and accrued expenses.....    13,361      5,948     11,585
     Accrued and current deferred income taxes.     3,949      4,322       (788)
     Deferred revenues.........................    13,979     (8,719)    (4,977)
     Deferred income taxes.....................     2,769      1,589       (686)
   Other.......................................    (3,198)     1,630        918
                                                -------------------------------
     Net cash provided by operating
      activities...............................    72,828     38,294     46,932
                                                -------------------------------
Cash Flows from Investing Activities:
 Property and equipment additions..............   (28,232)   (18,764)   (20,328)
 Investment in computer software...............   (18,802)   (13,834)   (13,074)
 Dispositions of equipment.....................       609        458      1,025
 Acquisition of businesses.....................       -      (12,108)   (17,287)
                                                -------------------------------
     Net cash used for investing activities....   (46,425)   (44,248)   (49,664)
                                                -------------------------------
Cash Flows from Financing Activities:
 Dividends paid................................   (19,685)   (19,404)   (19,192)
 Exercise of stock options.....................     8,676      7,199      3,538
 Increase in notes payable.....................     1,021      8,537      6,553
 Proceeds from long-term debt..................       -       15,178        -
 Payments of long-term debt and capital lease
  obligations..................................    (2,659)    (3,325)    (2,576)
 Change in treasury stock......................      (496)      (170)      (168)
                                                -------------------------------
     Net cash (used for) provided by
      financing activities....................   (13,143)     8,015    (11,845)
                                                -------------------------------
Net Increase (Decrease) in Cash and
 Short-Term Investments.......................    13,260      2,061    (14,577)
Cash and Short-Term Investments, Beginning of
 Year.........................................    23,310     21,249     35,826
                                                -------------------------------
Cash and Short-Term Investments, End of Year    $ 36,570   $ 23,310   $ 21,249
                                                ===============================
-------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Investment
For the Years Ended December 31, 1996, 1995, and 1994 (Amounts in thousands)


------------------------------------------------------------------------------------------------------
                                                                                            Cumulative
                                           Common Stock     Paid-in  Retained   Treasury   Translation
                                         -----------------
                                         Shares  Par Value  Capital  Earnings     Stock     Adjustment
------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                 26,771       $268  $28,829  $228,831   $(54,948)      $(4,774)
 Common stock transactions -
  Exercise of stock options and grant
   of restricted shares................     194          2    2,622                 (132)
  Employee stock purchase plan.........                                              (36)
  Tax benefit from the exercise of
   non-qualified stock options and
   vesting of restricted shares........                         914
 Dividends on common stock
  ($.84 per share).....................                               (19,232)
 Net income............................                                35,099
 Translation adjustment................                                                          1,753
                                         -------------------------------------------------------------
Balance, December 31, 1994.............  26,965        270   32,365   244,698    (55,116)       (3,021)
 Common stock transactions -
  Exercise of stock options and grant
   of restricted shares................     324          3    4,544                 (126)
  Employee stock purchase plan.........                                              (44)
  Tax benefit from the exercise of
   non-qualified stock options and
   vesting of restricted shares........                       2,652
 Dividends on common stock
  ($.84 per share).....................                               (19,471)
 Net income............................                                39,783
 Translation adjustment................                                                          2,283
                                         -------------------------------------------------------------
Balance, December 31, 1995.............  27,289        273   39,561   265,010    (55,286)         (738)
 Common stock transactions -
  Exercise of stock options and grant
   of restricted shares................     291          3    4,354                 (507)
  Employee stock purchase plan.........                                               11
  Tax benefit from the exercise of
   non-qualified stock options and
   vesting of restricted shares........                       4,319
 Dividends on common stock
  ($.84 per share).....................                               (19,744)
 Net income............................                                47,038
 Translation adjustment................                                                         (3,067)
                                         -------------------------------------------------------------
Balance, December 31, 1996.............  27,580       $276  $48,234  $292,304   $(55,782)      $(3,805)
                                         =============================================================
------------------------------------------------------------------------------------------------------

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1996, 1995, and 1994

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

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

  Recognition of Revenues - The Company's services and systems are provided based upon contractual agreements. Service revenues, which include processing and professional service fees, are recorded in the period in which the services are performed. Service contracts have terms that range from one to ten years. System fees consisting of software applications provided under perpetual licensing agreements are recognized, when collection is deemed probable, primarily over the system's installation period in order to properly match revenues with expenses incurred. All service and system fees are billable according to the terms in each customer contract. Hardware sales are recognized and invoiced generally upon installation of the equipment at the customer site.

  Current and noncurrent deferred revenues totaling $50,745,000 at December 31, 1996 and $36,766,000 at December 31, 1995, represent funds received by the Company in advance of the performance of services or installation of systems, which are deferred and recognized as revenues when earned.

  Interest income from short-term investments included in revenues was $215,000 in 1996, $319,000 in 1995, and $484,000 in 1994.

  Accounts Receivable - Accounts receivable consists primarily of unsecured amounts due from the Company's customers. Included in accounts receivable at December 31, 1996 and 1995 were unbilled revenues recognized under certain long-term software license, installation, and hardware contracts of $89,480,000 and $64,068,000, respectively. Such unbilled receivables arise from the consistent application of the Company's revenue recognition policies. Invoicing of unbilled receivables, which generally occurs within six months of the recognition of the related revenues, is based upon the terms of the individual customer contracts.

  The Company's credit risk with respect to accounts receivable is concentrated in the health industry, which is highly influenced by governmental regulations. This concentration of credit risk is limited due to the number and types of entities comprising the Company's customer base and their geographic distribution. The Company routinely monitors its exposure to credit losses and maintains an allowance for anticipated losses. At December 31, 1996 and 1995, the allowance for doubtful accounts was $6,594,000 and $4,847,000, respectively.

  The Company has provided long-term financing arrangements for systems and hardware to some of its customers. Some of these long-term financing arrangements are partially collateralized by customer equipment. The long-term portion of these financing arrangements, which are included in other assets, have terms ranging from three to ten years and bear interest rates, which may be stated or imputed, ranging from 5% to 12%. The long-term portion of these financing arrangements, which approximate fair value, was $28,452,000 and $24,262,000 at December 31, 1996 and 1995, respectively. Interest income earned on long-term financing arrangements was $2,364,000, $2,184,000, and $2,018,000 in 1996, 1995, and 1994, respectively. The Company has had no material negative collection experience associated with these long-term financing arrangements.

  Prepaid Expenses and Other Current Assets - Included in prepaid expenses and other current assets are deferred charges of $9,113,000 at December 31, 1996 and $10,745,000 at December 31, 1995, representing the cost of equipment that will be expensed when the related hardware revenues are earned.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

  Property and Equipment, net - Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives, which range from two to fifteen years. The Company's buildings, not including equipment therein, are being depreciated using a 45-year life. The major classes of property and equipment at December 31, 1996 and 1995 were as follows:

-----------------------------------------------------
(Amounts in thousands)                1996      1995
-----------------------------------------------------
Land and land improvement........  $ 11,630  $ 10,719
Buildings........................    61,993    60,597
Equipment........................   181,786   172,335
                                   ------------------
                                    255,409   243,651
 Less: accumulated depreciation
  and amortization...............   152,877   142,487
                                   ------------------
                                   $102,532  $101,164
                                   ==================
-----------------------------------------------------

  Research and Development - The Company expenses all research and non-capitalized development costs, which generally consist of costs incurred to establish the technological feasibility of internally produced computer software. These expenses, which were primarily for salaries of personnel and computer costs, were $54,665,000 in 1996, $45,385,000 in 1995, and $39,226,000
in 1994.

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

  Capitalized internally produced software costs, net of accumulated amortization, were $36,042,000 and $32,785,000 as of December 31, 1996 and 1995,
respectively. Amortization related to capitalized internally produced software was $7,993,000 in 1996, $7,722,000 in 1995, and $6,290,000 in 1994. Purchased
software, net of accumulated amortization, was $15,289,000 and $10,170,000 as of December 31, 1996 and 1995, respectively. The accumulated amortization for computer software at December 31, 1996 and 1995 was $55,016,000 and $45,317,000, respectively.

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

  Goodwill - Included in other assets are amounts for goodwill which represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is amortized using the straight-line method over 20 years. Goodwill included in other assets, net of accumulated amortization, was $28,358,000 and $30,346,000 as of December 31, 1996 and 1995, respectively.

  Accrued Expenses - Included in accrued expenses are incentive compensation plan accruals of $21,653,000 at December 31, 1996 and $17,485,000 at December 31, 1995. Incentive compensation plan payments are primarily based on sales and revenues generated from the signing of new and renewal contracts. Accrual balances for incentive compensation plans can vary based on the timing of revenues recognized, draws, and related settlements.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1996, 1995, and 1994


--------------------------------------------------------------------------------

  Income Taxes - The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded based upon temporary differences in the recognition of revenues and expenses (principally depreciation and the cost of capitalized internally produced computer software) for tax and financial reporting purposes.

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

  Foreign Currency Transactions - Transactions of the Company and its foreign branches and subsidiaries are periodically made in currencies other than their own and are included in income as they occur. There were no material gains or losses arising from foreign currency transactions during 1996, 1995, and 1994.

  Statement of Cash Flows - The Company's short-term investments have original maturities of less than 91 days and are deemed to be cash equivalents for purposes of reporting cash flows. At December 31, 1996 and 1995, the carrying amount of cash and short-term investments approximates fair value. The Company paid income taxes, net of refunds, of $17,984,000 in 1996, $16,397,000 in 1995, and $23,018,000 in 1994. During the same periods, interest payments were $3,131,000, $2,853,000, and $1,404,000, respectively. Capital lease obligations of $1,917,000, and $1,822,000 were added by the Company in 1995 and 1994, respectively.

2. Net Income Per Common Share:

  For each of the three years in the period ended December 31, 1996, net income per common share was computed using the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents result from the assumed exercise of stock options. Primary income per share and fully diluted income per share were the same in each period.

3. Income Taxes:

   The provision for income taxes consisted of:

--------------------------------------------------------------------------------
(Amounts in thousands)                              1996     1995     1994
--------------------------------------------------------------------------------
Federal:
 Current........................................  $20,492  $17,900  $17,131
 Current deferred...............................    3,111    3,277    3,495
 Noncurrent deferred............................    2,425    1,438     (578)
                                                  -------------------------
                                                   26,028   22,615   20,048
                                                  -------------------------
State and foreign:
 Current........................................    2,587    2,288    2,226
 Current deferred...............................      362      383      275
 Noncurrent deferred............................      345      151     (108)
                                                  -------------------------
                                                    3,294    2,822    2,393
                                                  -------------------------
Provision for
 income taxes...................................  $29,322  $25,437  $22,441
                                                  =========================
--------------------------------------------------------------------------------

  The provision for income taxes resulted in effective tax rates for the years ended December 31, 1996, 1995, and 1994, which differ from the statutory federal income tax rate as follows:

--------------------------------------------------------------------------------
                                                          Percentage of Income
                                                        ------------------------
                                                         1996      1995   1994
--------------------------------------------------------------------------------
Statutory federal income tax rate..................      35.0%     35.0%  35.0%
State income taxes, net of
 federal income tax benefit........................       2.3       2.6    2.7
Other..............................................       1.1       1.4    1.3
                                                        -----------------------
                                                         38.4%     39.0%  39.0%
                                                        =======================
--------------------------------------------------------------------------------

  The significant components of the combined current and noncurrent net deferred tax liability for the years ended December 31, 1996 and 1995 were as follows:

------------------------------------------------------------------------
(Amounts in thousands)                                  1996      1995
------------------------------------------------------------------------
Capitalized internally produced software...........   $13,153   $11,999
Depreciation and amortization......................    10,228    10,432
Accrued and deferred revenues, net.................     9,464     5,675
Other temporary differences........................     4,748     3,244
                                                      -----------------
                                                      $37,593   $31,350
                                                      =================
------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

  At December 31, 1996 the Company had foreign net operating loss carryforwards of approximately $8,400,000, most of which can be carried forward indefinitely. The Company also has approximately $9,800,000 of tax basis in excess of book value, which may be utilized to offset taxable income in the future. Due to their contingent nature, the related deferred tax assets have been fully offset by a valuation allowance.

  The Company does not provide for US income and foreign withholding taxes on the unremitted earnings of its foreign subsidiaries, which the Company considers to be permanently invested. Cumulative unremitted foreign earnings were $16,136,000 at December 31, 1996.

4. Employee Benefit Plan:

  The Company has a Section 401(k) retirement savings plan. As part of this plan, employees may contribute a portion of their earnings, which are then invested, as specified by the employees, in the common stock of the Company or in any of nine mutual investment funds. The Company matches a certain portion of employee contributions under the plan. The Company's matching contributions charged to expenses in 1996, 1995, and 1994 were $3,300,000, $3,025,000, and
$2,096,000, respectively.

5. Capital Stock:

  The Board of Directors may authorize the issuance of one or more series of preferred stock with dividend rates, redemption prices, conversion privileges, and sinking fund requirements as determined by the Board.

  During 1987 and 1988, the Board adopted resolutions authorizing, but not requiring, the Company to repurchase up to a total of 5,000,000 shares of its common stock from time to time. As of December 31, 1996, 2,873,500 shares had been acquired, at a cumulative cost of $54,325,000. During 1996, 1995, and 1994 no additional shares were repurchased under these resolutions.

  In 1991, the Board of Directors adopted a stockholder rights plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. In general, such rights only become exercisable, or transferable apart from the common stock, after a person or group (Acquiring Person) acquires beneficial ownership of, or commences a tender or exchange offer for, 15% or more of the Company's common stock. Each right then may be exercised to acquire one one-thousandth of a share of a newly created Series A Junior Participating Preferred Stock at an exercise price of $80. Alternatively, upon the occurrence of certain events (for example, if the Company is the surviving corporation in a merger with an Acquiring Person), the rights entitle holders other than the Acquiring Person to acquire common stock having a value of twice the exercise price of the rights, or, upon the occurrence of certain other events (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), to acquire common stock of the Acquiring Person having a value twice the exercise price of the rights. In general, the rights may be redeemed by the Company at $.001 per right at any time until the tenth day following public announcement that a 15% position has been acquired. The rights will expire on December 31, 2001.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1996, 1995, and 1994


--------------------------------------------------------------------------------

6. Stock Options:

  The Company has issued stock options to key employees and non-employee directors under various non-qualified stock option plans. Stock options granted under these plans may have terms ranging up to 20 years and may be exercisable at prices no less than 75% of the fair market value of the Company's common stock as determined on the date of the grant. All stock options granted under these plans are exercisable at prices equal to the fair market value of the Company's common stock on the date of grant.

  The Company has elected to continue to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations to account for its stock options. Accordingly, no compensation expense has been recorded in 1996, 1995, and 1994. The following pro forma amounts, in accordance with the disclosure requirements of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123), were determined as if the Company had accounted for its stock options using the fair value method as described in that statement:

---------------------------------------------------------------------
(Amounts in thousands, except per share amounts)      1996     1995
---------------------------------------------------------------------
Net income:
 As reported......................................  $47,038  $39,783
 Pro forma........................................  $46,165  $39,573
Net income per common share:
 As reported......................................    $1.95    $1.68
 Pro forma........................................    $1.91    $1.67
---------------------------------------------------------------------

  Because the method of accounting under FAS 123 has not been applied to stock options granted prior to January 1, 1995 the resulting pro forma compensation cost may not be representative of compensation cost to be disclosed in future years.

  The fair value of stock options granted was $12.28 per option and $8.92 per option in 1996 and 1995, respectively. The fair value was estimated at the date of grant using the Black-Scholes stock option pricing model with the following average assumptions for 1996 and 1995, respectively: risk free interest rates of 6.3% and 6.3%; dividend yields of 2.6% and 3.7%; volatility factors of 31.6% and 26.9%; and expected lives of four and six years.

  The following table summarizes the activity of all stock option plans during the three years ended December 31, 1996:

---------------------------------------------------------------------------
                                                        Stock Options
                                                 --------------------------
                                                              Average Price
                                                    Shares      Per Share
---------------------------------------------------------------------------
Outstanding - January 1, 1994..................   1,606,722      $14.87
 Granted.......................................     524,815      $25.19
 Exercised.....................................    (176,642)     $13.47
 Canceled......................................     (60,440)     $13.95
                                                  ---------
Outstanding - December 31, 1994................   1,894,505      $17.89
 Granted.......................................     489,400      $36.95
 Exercised.....................................    (297,445)     $14.01
 Canceled......................................     (51,335)     $22.75
                                                  ---------
Outstanding - December 31, 1995................   2,035,125      $22.88
 Granted.......................................     484,000      $47.30
 Exercised.....................................    (265,066)     $14.86
 Canceled......................................     (75,480)     $20.42
                                                  ---------
Outstanding - December 31, 1996................   2,178,579      $29.35
                                                  =========
----------------------------------------------------------------------------

  Exercisable stock options during the three years ended December 31, 1996 were as follows:

---------------------------------------------------------------------------
                                             1996       1995        1994
---------------------------------------------------------------------------
Stock options..........................     448,721    381,607     335,274
Average option
 price per share.......................      $15.09     $14.78      $14.12
---------------------------------------------------------------------------

  At December 31, 1996, exercise prices for stock options outstanding ranged from $12.50 to $68.00 per option and the average term to expiration was seven years.

  As of December 31, 1996, a maximum of 1,454,748 of additional stock options may be granted under the Company's stock option plans. The outstanding stock options expire on various dates through 2015.

  The Company may also grant restricted shares of its common stock under two of these plans. Restricted stock grants are recorded as compensation expense during the vesting terms, which currently range from one to six years. As of December 31, 1996, there were 24,732 restricted shares outstanding.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

7. Long-Term Debt and Lines of Credit:

  In 1995 the Company entered into long-term borrowing agreements with a bank which are repayable through 2002 and, under certain conditions, are callable in 1998. These loans were used to partially finance acquisitions of businesses and for operations. Long-term debt consisted of the following at December 31, 1996 and 1995:

--------------------------------------------------
(Amounts in thousands)              1996     1995
--------------------------------------------------
Payable in foreign currency:
 7.87% Pound Sterling note due
 through 2002...................  $ 9,129  $ 8,479
 6.75% Deustche Mark note due
 through 2002...................    3,224    3,699
Payable in US dollars:
 5.47% note due through 2002....    2,656    3,000
                                  ----------------
                                   15,009   15,178
  Less current portion..........    1,130      874
                                  ----------------
                                  $13,879  $14,304
                                  ================
--------------------------------------------------

  Aggregate maturities of long-term debt are: 1997 - $1,129,000, 1998 - $1,326,000, 1999 - $1,654,000, 2000 - $1,901,000, 2001 - $2,157,000, 2002 -
$6,841,000. At December 31, 1996, the carrying amount of long-term debt approximates fair value.

  At December 31, 1996, the Company had lines of credit with banks totaling $72,474,000, generally at their prime interest rates, of which $50,533,000 of these lines of credit were unused.

8. Long-Term Leases and Commitments:

  The Company leases equipment, which is primarily used at the Company's Information Services Center, for periods ranging up to 60 months. Obligations for this type of equipment for the next five years are as follows:

------------------------------------------------------------------
                                      Operating          Capital
(Amounts in thousands)                  Leases            Leases
------------------------------------------------------------------
1997.............................      $26,842            $2,244
1998.............................       17,956               667
1999.............................       15,111               499
2000.............................        7,784               499
2001.............................        1,086                -
                                       -------------------------
                                       $68,779             3,909
                                       =======
 Less interest........................................       391
                                                          ------
  Present value of future capital lease obligations...    $3,518
                                                          ======
------------------------------------------------------------------


  Rental expenses for the operating leases described above were $29,694,000 in 1996, $29,031,000 in 1995, and $20,124,000 in 1994.

  Operating lease obligations for office space, primarily branch offices, expiring at various dates through 2001 require minimum aggregate annual rentals of: 1997 - $11,838,000, 1998 - $10,530,000, 1999 - $7,468,000, 2000 -
$6,203,000, 2001 - $4,880,000. Rental expenses for these facilities amounted to $10,327,000 in 1996, $9,760,000 in 1995, and $9,078,000 in 1994.

  In 1995 the Company entered into a resale agreement with a supplier of client/server software applications. This agreement, which is renewable, expires in 2005. The minimum payments due under this agreement are: 1997 - $2,600,000, 1998 - $3,100,000, 1999 - $2,600,000.

9. Selected Quarterly Financial Data (Unaudited):

   The following table summarizes quarterly financial data for 1996 and 1995:

--------------------------------------------------------------------------
(Amounts in thousands, except per share amounts)


                                       Income
                                       Before                     Net
                                       Income          Net      Income
Quarter               Revenues         Taxes          Income   Per Share
--------------------------------------------------------------------------
1995:
  First..........     $145,339         $15,722        $9,591    $.41
  Second.........      155,279          15,871         9,681     .41
  Third..........      169,213          16,391         9,998     .42
  Fourth.........      180,810          17,236        10,513     .44
--------------------------------------------------------------------------
--------------------------------------------------------------------------
1996:
  First..........     $170,352         $17,537       $10,803    $.45
  Second.........      190,966          18,479        11,383     .47
  Third..........      186,857          18,739        11,543     .48
  Fourth.........      219,175          21,605        13,309     .55
--------------------------------------------------------------------------

10. Subsequent Event:

  On February 28, 1997, the Company completed a merger with American Healthware Systems (AHS). Under the terms of this merger, the Company issued 1,255,325 shares of the Company's common stock in exchange for all outstanding shares of AHS. This transaction will be accounted for as a pooling of interests. Pro forma information has not been provided due to immateriality.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

11. Business Segment Information:

  The Company's only line of business is providing information service and system solutions to health organizations in North America and Europe. Revenues and operating profits for the three years ended December 31, 1996, and identifiable assets at the end of each of those years, classified by geographic area, were as follows:

-----------------------------------------------------------------
                                 North
(Amounts in thousands)          America    Europe   Consolidated
-----------------------------------------------------------------
1996:
 Revenues.....................  $655,443  $111,907      $767,350
                                ================================
 Operating profit.............  $ 73,808  $  6,141      $ 79,949
                                ==================
 Interest expense.............                             3,589
                                                        --------
  Income before income taxes..                          $ 76,360
                                                        ========
 Identifiable assets..........  $364,926  $ 97,935      $462,861
                                ==================
 Corporate assets.............                            36,570
                                                        --------
  Total assets................                          $499,431
                                                        ========
-----------------------------------------------------------------
1995:
 Revenues.....................  $557,877  $ 92,764      $650,641
                                ================================
 Operating profit.............  $ 60,663  $  7,533      $ 68,196
                                ==================
 Interest expense.............                             2,976
                                                        --------
  Income before income taxes..                          $ 65,220
                                                        ========
 Identifiable assets..........  $329,555  $ 82,108      $411,663
                                ==================
 Corporate assets.............                            23,310
                                                        --------
  Total assets................                          $434,973
                                                        ========
-----------------------------------------------------------------
1994:
 Revenues.....................  $480,076  $ 70,693      $550,769
                                ================================
 Operating profit.............  $ 52,904  $  6,079      $ 58,983
                                ==================
 Interest expense.............                             1,443
                                                        --------
  Income before income taxes..                          $ 57,540
                                                        ========
 Identifiable assets..........  $304,131  $ 54,685      $358,816
                                ==================
 Corporate assets.............                            21,249
                                                        --------
  Total assets................                          $380,065
                                                        ========
-----------------------------------------------------------------

  Operating profit equals total revenues less operating expenses and cost of hardware sales. In computing operating profit, interest expense is excluded. Identifiable assets are those assets of the Company that are associated with the operations in each geographic area. Corporate assets are cash and short-term investments. In 1996, 1995, and 1994, no single customer accounted for 10% or more of consolidated revenues.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Report of Independent Public Accountants

To the Stockholders and Board of Directors, Shared Medical Systems Corporation:

  We have audited the accompanying consolidated balance sheet of Shared Medical Systems Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shared Medical Systems Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Philadelphia, PA                                             Arthur Andersen LLP
February 10, 1997 (except with respect to the matter discussed in Note 10, as to which the date is February 28, 1997)

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

Frederick W. DeTurk, Director
Mr. DeTurk has been a Director since 1981. He is President of DeTurk Enterprises, Inc., a management consulting firm.

Josh S. Weston, Director
Mr. Weston has been a Director since 1987. He is Chairman of Automatic Data Processing, Inc., an information processing services company.

Jeffrey S. Rubin, Director
Mr. Rubin has been a Director since 1993. He is Vice Chairman of Vanstar Corporation, a technology services company.

Marvin S. Cadwell, Director, President and Chief Executive Officer
Mr. Cadwell has been a Director since May 1995. He has served as President and Chief Executive Officer since August 1995. Mr. Cadwell previously served in a variety of executive positions since joining the Company in 1975.

Gail R. Wilensky, Ph.D., Director
Dr. Wilensky was appointed as a Director in August 1996. She is a Senior Fellow at Project Hope, an international health foundation.

Executive Officers

R. James Macaleer, Chairman of the Board

Marvin S. Cadwell, President and Chief Executive Officer

Michael B. Costello, Vice President, Administration and Corporate Communications

Edward J. Grady, Vice President, Controller, and Assistant Treasurer

James C. Kelly, Secretary

Terrence W. Kyle, Senior Vice President, Treasurer, and Assistant Secretary

Francis W. Lavelle, Senior Vice President

David F. Perri, Senior Vice President

Guillermo N. Ramas, Sr., Senior Vice President and President of SMS
International

Bonnie L. Shuman, Vice President, General Counsel, and Assistant Secretary

Matthew B. Townley, Senior Vice President

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
SMS Office Locations



--------------------------------------------------------------------------------

Corporate Headquarters                  International Administration

SMS                                     SMS International
51 Valley Stream Parkway                Key House
Malvern, PA  19355                      Sarum Hill
610-219-6300                            Basingstoke, Hants
http://www.smed.com/                    Hampshire RG21 8SR
                                        England
                                        011-44-1256-467556

US Offices                              International Offices

Atlanta, GA                             Belgium
770-993-2490                            Zaventem
                                        011-32-2-725-0407
Boston, MA
617-224-0817                            Czech Republic
                                        Brno
Charlotte, NC                           011-420-5-4124-1852
704-362-4802
                                        France
Chicago, IL                             Montpellier
847-806-0666                            011-3346-704-1143

Cleveland, OH                           Germany
216-524-0313                            Berlin
                                        011-49-30-66-32034
Columbus, OH
614-885-0198                            Frankfurt
                                        011-49-6196-924-0
Dallas, TX
972-783-6737                            Essen
                                        011-49-201-8921-0
Detroit, MI
810-449-2500                            Hungary
                                        Budapest
Ft. Lauderdale, FL                      011-36-1252-7345
954-771-4880
                                        Ireland
Herndon, VA                             Dublin
703-713-3490                            011-353-1-806-0800

Indianapolis, IN                        Italy
317-464-5273                            Rome
                                        011-39-6-439-3350
Kansas City, KS
913-384-4811                            Spain
                                        Barcelona
Los Angeles, CA                         011-34-3-201-6811
562-596-4554
                                        Madrid
Nashville, TN                           011-34-1-807-7500
615-377-1244
                                        The Netherlands
New Orleans, LA                         Nieuwegein
504-835-3894                            011-31-30-60-52852

New York, NY                            United Kingdom
212-563-2380                            Basingstoke
                                        011-44-1256-57100
Oakland, CA
510-444-3434                            Belfast
                                        011-44-1232-664941
Philadelphia, PA
610-640-4490                            Huntingdon
                                        011-44-1480-456155
Phoenix, AZ
602-266-8680                            Warrington
                                        011-44-1925-851171
Pittsburgh, PA
412-921-6400                            Manchester
                                        011-44-161-773-9211
Salt Lake City, UT
800-243-8483

San Francisco, CA
510-463-9750

San Juan, PR
787-756-6700

Santa Barbara, CA
805-964-5561

Seattle, WA
206-827-4455

Somerset, NJ
908-906-8900

St. Louis, MO
314-542-0100

Wilmington, DE
302-478-3242

Annual Stockholders Meeting

The Annual Stockholders Meeting will be held on Friday, May 9, 1997, at the Union League of Philadelphia, 140 South Broad Street, Philadelphia, Pennsylvania at 11:30 a.m. You are cordially invited to attend.


Common Stock

SMS common stock trades on The Nasdaq Stock Market under the symbol SMED.


Transfer Agent

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
800-851-9677


Counsel

Drinker Biddle & Reath
Philadelphia, PA


Independent Public Accountants

Arthur Andersen LLP
Philadelphia, PA

Member [LOGO] American Business Conference

SMS is an Equal Employment
Opportunity/Affirmative
Action Employer.



        [RECYCLE LOGO] This annual report is printed on recycled paper.

[SMS LOGO APPEARS HERE]

Shared Medical Systems Corporation
51 Valley Stream Parkway
Malvern, PA 19355

610-219-6300
http://www.smed.com/