Form 10-K, Exhibit 13
period 1997-12-31
SHARED MEDICAL SYSTEMS CORP
filed 1998-03-31
CIK 89415

                                                              EXHIBIT (13)
                                                              Annual Report 1997




                                    Adding
                                     Value



                                                         [ART WORK APPEARS HERE]

[SMS LOGO APPEARS HERE]

Our Vision:

To be the information solutions company of choice for the health industry and its professionals -- working together to improve health worldwide.

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





A word about our Annual Report:

Images throughout this report illustrate SMS' technology leadership as well as our focus on partnership and our shared vision of improving health worldwide. The cover features SMS' tape robotics technology, which is housed in SMS' Information Services Center.


(C) Copyright 1998 SMS
    Shared Medical Systems Corporation

         SUPERIOR
        SOLUTIONS
                                       [PICTORIAL-COLLAGE ART WORK APPEARS HERE]

                VERSATILITY



                                        INTEGRATION

[PICTORIAL-COLLAGE ART WORK APPEARS HERE]               EXPERTISE

                                                 PARTNERSHIPS
        LEADERSHIP

              EXPANSION                [PICTORIAL-COLLAGE ART WORK APPEARS HERE]

LONG-TERM RESULTS



                                                        ADDING VALUE
[PICTORIAL-COLLAGE ART WORK APPEARS HERE]                      THROUGH SMS

[SMS LOGO APPEARS HERE]
Annual Report 1997




Financial Highlights
(Amounts in thousands, except per share amounts)
---------------------------------------------------------------------------------------------------------
Operating Results:                                      1997                 1996*            % Increase
---------------------------------------------------------------------------------------------------------
Revenues                                              $896,235             $779,074               15.0%
---------------------------------------------------------------------------------------------------------
Income Before Income Taxes                             $97,454              $78,322               24.4%
---------------------------------------------------------------------------------------------------------
Net Income                                             $60,422              $49,000               23.3%
---------------------------------------------------------------------------------------------------------
Net Income Per Share - Diluted                           $2.37                $1.93               22.8%
---------------------------------------------------------------------------------------------------------
Cash Dividends Declared Per Share                        $0.84                $0.84                  -
---------------------------------------------------------------------------------------------------------
Weighted Average Common Shares - Diluted                25,489               25,404                0.3%
---------------------------------------------------------------------------------------------------------
Year End Position:
---------------------------------------------------------------------------------------------------------
Total Assets                                          $599,632             $507,478               18.2%
---------------------------------------------------------------------------------------------------------
Retained Earnings                                     $335,366             $295,915               13.3%
---------------------------------------------------------------------------------------------------------
Total Stockholders' Investment                        $327,862             $285,337               14.9%
---------------------------------------------------------------------------------------------------------
Common Stock Outstanding                                25,086               24,800
---------------------------------------------------------------------------------------------------------
Number of Stockholders of Record                         5,988                5,957
---------------------------------------------------------------------------------------------------------

* Restated, except for cash dividends declared per share, to reflect the acquisition of American Healthware Systems, Inc. in 1997, which was accounted for as a pooling of interests.

            [BAR GRAPHS OF 5-YEAR HISTORY FOR TOTAL REVENUES, NET
             INCOME, AND NET INCOME PER SHARE-DILUTED APPEAR HERE]

[PICTURE OF MARVIN S. CADWELL, DIRECTOR, PRESIDENT, AND CHIEF EXECUTIVE OFFICER APPEARS HERE]

To Our Shareholders:

This year marked yet another in SMS' successful history of adding value for customers, employees, and shareholders. By many counts, it was a tremendous 1997, as we achieved our financial objectives, extended new solutions offerings, expanded our business in new and existing markets, and strengthened our leadership position in worldwide health information solutions.

In financial terms, 1997 was a healthy year for SMS. Net income increased 23 percent compared to 1996 and was $60.4 million. Diluted net income per share was $2.37, up 23 percent over the comparable period in 1996. Our 1997 total revenues were $896 million, an increase of 15 percent compared to 1996.

Further, our 1997 consolidated gross sales exceeded $1.2 billion, topping last year's sales, which were the highest in the Company's history. As we head into 1998, revenues under contract now exceed $2.1 billion, which is also the highest in the Company's history.

SMS' successful financial results were not achieved by chance, but by the drive and dedication of our people, who continuously raise performance standards for themselves and for the Company. Restructuring was a key focus area for SMS in 1997, as we converged a number of similar functions to better leverage our resources toward strategic goals.

Our focus on customer satisfaction paid dividends, as we, for the second year in a row, retained 99 percent of our customers whose contracts neared expiration. In the competitive environment of health information solutions, such performance is rare.

SMS' high customer satisfaction is due, at least in part, to SMS' ability to help customers adjust to technology challenges and change. Around the globe, SMS leads the health information solutions industry in Century Date readiness, preparing our customers in advance of the year 2000. This year, we will continue the rollout of year 2000 upgrades to our customers, ensuring continued value from their SMS solutions into the next millennium.

1997 Highlights

 . Listed on the New York Stock Exchange

 . Acquired American Healthware Systems, Inc.

 . Expanded international business into the Asia Pacific region

 . Achieved record sales

 . Strengthened SMS' year 2000 compliance position

 . Opened a state-of-the-art solution testing lab

 . Added new features to SMS foundation and ancillary systems

 . Delivered first NOVIUS(R) modules on schedule

 . Realigned solutions as well as internal organization to better focus resources

 . Introduced new technology, consulting, outsourcing, and education services to customers

 . Continued a high level of customer satisfaction and retention

 . Received recognition as a worldwide industry leader in integration

Customers also ranked SMS highly in terms of our systems integration ability. In a survey by a leading industry publication, customers rated SMS among the top systems integrators across all industries.

Our strong industry focus and commitment enabled SMS to enhance its competitive standing in a number of new markets. In early 1997, the acquisition of American Healthware Systems, Inc., cemented SMS' number one competitive position in the challenging New York metropolitan area. SMS also moved into the Asia Pacific market, signing a major agreement in New Zealand, where we are implementing clinical and management information systems across a broad network of health organizations.

SMS' European results fell short of expectations, largely due to the current move to a common European currency. Until this challenge is resolved, there will likely be tightened reins on spending within each participating country as governments struggle to understand the short- and long-term economic implications of a common currency. We may continue to see spending restrictions in the health information systems arena until these issues have been resolved.

Despite the lagging European business environment, SMS continued to strengthen its international leadership position in various countries with the sale and implementation of a number of solutions, including new technology consulting services, medical and document imaging systems, and new client/server systems.

New solutions were also a 1997 focus, and SMS continued to bring new offerings to customers, which translates into greater opportunity for SMS with current and prospective customers. Among our successes, we installed NOVIUS client/server-based solutions at various customer sites in the US.

We also expanded service offerings, including Internet services, to help customers manage their increasingly complex computing environments. In addition, we grew our outsourcing business by adding new customer sites and expanding our Provider Services Center, which provides outsourced managed care administration.

Through SMS subsidiary Healthcare Data Exchange (HDX), we continued to grow electronic data interchange services so customers can more readily connect and exchange patient coverage, billing, eligibility, and other information with insurers, payers, and regulators. Today, HDX supports more than 370 providers with access to over 160 payers. In 1997, HDX processed 47 million transactions, a 38 percent increase over 1996.

Further, the Company enhanced existing solutions with new functions that will revolutionize clinical data management in the health industry. For instance, the addition of multimedia capabilities to SMS imaging systems will enable the storage of not only digitized images, but audio and video data as well, so health providers can store more complete patient records.

We are pleased with SMS' many accomplishments in 1997, and we are already well under way toward achieving our 1998 objectives. We continue to look for ways to streamline products and internal operations, extend service and system offerings, and expand our base of expertise so customers can continue to find choice and flexibility in their SMS solutions.

We remain focused in 1998 on providing creative solutions that add measurable value for our customers and other partners, align our employees toward a common vision of improving health worldwide, and provide healthy, long-term results for our investors.

Sincerely,

/S/Marvin S. Cadwell
   President and CEO

Adding Value Through Superior Solutions

SMS shares a vision with our customers, a vision to improve health worldwide. With innovative health information solutions, we enable health providers to improve the quality of care while controlling costs and maximizing efficiency.

SMS has the broadest range of products and services available and significant healthcare and technology expertise needed to create optimum solutions. Our ability to quickly understand our customers' unique needs and respond appropriately with the right mix of applications, technology, and services places the Company at the forefront of the health information solutions industry.

[ART WORK APPEARS HERE]

The profiles on the next pages are just a few illustrations of how SMS works together with customers toward a common vision of improving health worldwide.

Company Profile

Shared Medical Systems (SMS) provides superior information solutions for the worldwide health industry. Our more than 3,000 customers include hospitals, physician offices, clinics, and major health provider networks and organizations in 20 countries and territories in North America, Europe, and Asia Pacific.

SMS is focused first on service - that is, on understanding, anticipating, and responding to our customers' continuously changing needs in the highly dynamic environments of healthcare and technology. Through the appropriate combination of applications, technology, and services, SMS provides solutions that best meet our customers' performance objectives.

We provide superior service through our people - more than 6,000 dedicated and skilled professionals who are committed to a common vision of improving health worldwide. Our people are located in over 50 offices around the globe, enabling them to service our customers worldwide.

With our combination of unparalleled service, dedicated professionals, and comprehensive solutions, SMS is best positioned to address the information solution needs of health providers today, whether those needs are in the business office, the clinic, the physician's office, the emergency room, the CEO's office, or at home.

Jewish Hospital HealthCare Services

Louisville, Kentucky

In the early `80s, Jewish Hospital HealthCare Services (JHHS) formed a strategic partnership with SMS to support its emerging integrated health network, which now stretches from its home base in Louisville across the state and into southern Indiana.

"Our strategy is to provide functionally rich, cost-effective applications for the clinical and financial needs of all our hospitals," says David Pecoraro, JHHS CIO. "We have been able to offer the stability of SMS systems, which is a strong marketing tool for us, to hospitals that have joined our network. We are also implementing SMS enterprise systems that will strengthen our regional network by enabling patient information to be shared across facilities."

JHHS has also been preparing for the industry's next biggest hurdle - the year 2000. "We wanted to put the century date problem behind us early on," says Pecoraro. "SMS is dealing with it in an aggressive manner, and we're going to be ready in advance."

"The decision to go with SMS has proven to be the correct one," says Alan Broude, JHHS Senior Vice President and CFO. "Over the past 10 to 15 years, many of our competitors have changed information system vendors 3 and 4 times, and they are still not performing at the level we are. SMS has given us a competitive advantage."


Adding Value Through Versatility

SMS has amassed a broad range of systems, services, and expertise so customers can find virtually all they need at SMS, including the ability to choose how, when, and even where their solutions are provided. This versatility contributes to very high customer satisfaction ratings and opens doors for SMS in terms of new prospects and markets.

Our spectrum of application offerings helps health providers more effectively care for their communities and control their costs. Health providers use SMS systems for everything from tracking patient billing and insurance information to managing clinical records, scheduling appointments, storing medical images, and reviewing executive information, such as utilization rates across a health system.

Technology choices are also varied, and SMS is adept at providing and supporting customers with the right technology solutions. Customers can select technology most appropriate for their needs, including the latest client/server technology, in-house server computing, remote computing, or a distributed computing option. No matter the choice, SMS has the expertise needed to effectively support our customers' varied computing environments.

[ART WORK APPEARS HERE]

Diverse service offerings further enhance SMS' versatility and offer competitive advantage. Many of these services are available at additional fees and represent significant sales into the SMS customer base.

Beyond installation services and standard round-the-clock support, SMS offers technology, consulting, outsourcing, and education services. SMS technology services address the complex network and desktop requirements resulting from today's computing environments, such as client/server and the Internet. Consulting services provide planning, reengineering, integration, and management assistance so health providers can optimize operational performance. Outsourcing services enable customers to transfer to SMS all or part of their information systems and/or business office functions. SMS also provides education services, such as instructor-led or self-paced multimedia courses at SMS' corporate headquarters, regional education centers, customer sites, or through videoconferencing.

SMS provides yet another important service for customers through electronic data interchange, which enables customers to exchange patient information with insurers and payers.

As an example of our continued emphasis on new service options, SMS this year expanded Internet services to help customers more effectively use the Internet as a business tool. In addition to providing customer services through the SMS Web Site, SMS provides specialized Internet and intranet services such as Web page design, maintenance, and hosting; "firewall" set-up; and secure Internet access through SMS servers.

[ART WORK APPEARS HERE]

Adding Value Through Integration

Health providers are often faced with the formidable challenge of bringing together disparate information systems. SMS provides the systems integration needed to enable customers to work effectively and provide better care. For example, SMS system functions

 . enable varied systems to communicate with each other;

 . standardize medical terminology across the network;

 . provide clinical alerts and reminders (e.g., drug interaction precautions);
  and

 . allow the network to support multiple media formats, including text, imaging, audio, and video.

In 1997, SMS' integration expertise was recognized by Computerworld, a leading information technology publication, which named the Company a top information systems integrator. In fact, SMS was the only health information systems company ranked in the survey, which used customer survey data to rank systems integrators across all industries.

[CUSTOMER CALL-OUT QUOTES]

Lifespan
Providence, Rhode Island

San Francisco Department of Public Health
San Francisco, California

Two non-profit integrated delivery systems, Lifespan and the San Francisco Department of Public Health (SFDPH), see SMS' commitment to partnership as vital to their missions.

When Lifespan searched for an information system, they were seeking more than a product, says Carole Cotter, Vice President and CIO of Lifespan, which encompasses multiple community and teaching hospitals, a visiting nurse association, and a hospice. "We needed an information systems partner to support Lifespan's vision of providing accessible healthcare throughout southern New England. SMS has the applications, networking expertise, and services to support our objectives and something more - an understanding of healthcare and a dedication to helping us realize our vision. SMS is our partner, and we're working together to improve the way we deliver healthcare."

CIO David Counter explains that at SFDPH, which includes the nation's leading healthcare facility for treatment of AIDS, "Our ability to deliver quality care is very much dependent upon gathering, managing, and making information available to care providers throughout the health system, which includes over 250 locations throughout San Francisco County. SMS worked with us to integrate our clinical and financial information and to build the network infrastructure we needed to transition to an integrated delivery system. Partnering with SMS has enabled SFDPH to use our information solutions as an integral part of providing care to our community - changing how we deliver care, and how well we do it."

Pau Hospital
Pau, France

When the Pau Hospital in southwest France was challenged with implementing a new strategic information system to help them integrate with other hospitals in the region, they selected SMS.

Before the SMS system was installed, patient data was stored in separate systems. In 1997, SMS installed a new hospital information system that centralized patient administrative and clinical data into a common database. To increase access to the new system, SMS installed 250 clinical workstations in the hospital's nursing units, doctors' offices, and technical and administrative departments, thus enabling hospital personnel to access data more quickly, decrease redundancy, and position the hospital towards achieving a true electronic patient record.

M.R. Duffaud, Director, Pau Hospital, says hospital administrators and clinicians have gained many benefits. "The personnel of Pau Hospital, including its doctors and nurses, believe the SMS information system improves their efficiency and quality of care because of the immediate access to more accurate information based on a unique patient record," he says. "We think that the inclusion of clinical data and clinically oriented interfaces provides added value to the health professionals who use the system."

In addition, Duffaud says the centralized system will offer strengths to other hospitals in the region: "The Pau Hospital's location in a regional network will give it and the other hospitals in the network the opportunity to use a tool that will guarantee the practice of good healthcare in the region."

Integration is also key to SMS' internal success. In 1997, the Company further integrated internal departments with like responsibilities and converged resources to provide better focus on our goals. Our customer service areas across all product lines, for instance, now reside in a single customer service center. Likewise, implementation functions are centralized to allow for more flexible deployment of resources according to demand. These and other internal changes improve overall profitability and customer satisfaction by streamlining internal processes and reducing redundancies and costs.

[ART WORK APPEARS HERE]

[CUSTOMER CALL-OUT QUOTE]

"Le personnel de l'hopital de Pau, y compris sees medecins et ses infirmier(e)s, est convaincu de ce que le Systeme d'Information de SMS ameliore leur efficience et la qualite des soins par l'accos immediat a une information plus fiable basee sur un dossier patient unique. Nous pensons que l'inclusion des donnees cliniques et des interfaces a orientation clinique apporte une valeur ajoutee aux professionnels de sante qui utilise le systeme."

M.R. Duffaud
Director,
Pau Hospital


Adding Value Through Expertise

SMS' people are an important differentiator. Our team of over 6,000 professionals is dedicated to a vision of improving health worldwide, a focus that adds value for the Company and for customers around the globe.

Our on-staff clinicians and health professionals - physicians; nurses; lab, radiology, and pharmacy technicians; and other health professionals - are key to developing clinical solutions that rise to the challenges of today's healthcare environments. These experts have contributed to the development of such projects as our integrated multimedia system, which digitally records and archives radiology images and eliminates the need for costly film, as well as clinical documentation, which collects and organizes patient health records to improve clinical care.

Likewise, our technology expertise remains unsurpassed. SMS' networking and systems experts are adept at using, developing, and supporting a variety of technologies to meet our customers' needs. The SMS network is, in fact, the largest health information systems network of its kind, and as of year-end 1997, is supporting over 200,000 connections and providing 99.99 percent reliability.

SMS' expert use of advanced technologies is providing customers with better service. Through leading edge technology, SMS offers network management and support services to identify and correct customers' on-site network problems from the Information Services Center at SMS' headquarters. This solution keeps customer costs down and system availability up. The Company also seeks opportunities to use technology to improve other processes. In 1997, we performed the first implementation using videoconferencing, saving customers the expense of on-site assistance.

Customers also value SMS for our ability to quickly understand and employ new technologies for their benefit. SMS is already supporting technologies that improve efficiency, such as wireless local area network technology and "streaming" technology, which allows a user to see or hear data clips as they are being downloaded from the Internet, rather than waiting for an entire file to download.

[ART WORK APPEARS HERE]

Adding Value Through Partnerships

In addition to long-term customer partnerships, SMS enhances the value of our solutions with supplier partnerships that allow us to cost-effectively advance SMS' goals and expand our offerings.

In 1997, the Company continued to develop its long-term strategic partnerships with leaders such as IBM, AT&T, and Digital Equipment Corporation, and enhanced relationships with partners such as Microsoft, Cisco Systems, and Computer Associates. This year, for example, the Company expanded an existing healthcare development alliance with Microsoft to include a project to focus on managing PC ownership costs for SMS customers and accelerate the deployment and effective use of client/server solutions.


Crozer-Keystone Health System
Springfield, Pennsylvania

Pinnacle Health System
Harrisburg, Pennsylvania

SMS Outsourcing Services played an integral role for two major health systems that needed assistance in managing their complex information systems networks.

Crozer-Keystone Health System needed to link its 5 hospitals, 2 home health agencies, a host of specialty clinics, and a network of nearly 400 physicians. Realizing the task was more complex than they were prepared to handle themselves, Crozer collaborated with SMS Outsourcing Services. The result was substantial cost savings, far greater efficiency, and most of all, an integrated, seamless environment. CEO John McMeekin says, "We could not have met our strategic objective of being an integrated delivery system, building a continuum of care, without a partner like SMS. We were confident in relying on SMS' expertise to manage this complex need. SMS is our strategic partner."

Capital Health System consolidated three competing healthcare enterprises to form Pinnacle Health System. According to Pinnacle CEO John Cramer, Pinnacle was not equipped to reach the goal of coordinating the information systems needs of these diverse facilities as well as upgrading nine major information systems in the process. With SMS, they, too, achieved significant cost savings and a consolidated information technology function. "By using SMS Outsourcing Services to help blend 3 different IT departments, we expect to save $10 million in 5 years," says Cramer. "They made it possible for us to be fast on our feet. In the past, we had to pursue IT projects one at a time. Now we can move in several directions simultaneously."

West Jersey Health System
Camden, New Jersey

As an integrated health network of 4 hospitals, a large number of family health centers and affiliates, and over 1,000 physicians, West Jersey Health System
(WJHS) faces the usual pressures of managed care: steadily increasing capitation, competition, and risk. Starting with shared visions, SMS and WJHS are facing those pressures together, with an innovative partnership. "SMS' vision is to improve health worldwide, and West Jersey's is to improve the health of the community," says Marianne Charbonneau, Vice President and CIO. "Each vision follows from the other, so we asked ourselves what we could do beyond a traditional business relationship to help each other establish and achieve specific goals."

The answer was to create task forces, comprising people from both SMS and WJHS, to focus on areas such as physician involvement, communication, and community. In one initiative, a task force is studying diabetes patterns in the WJHS community by analyzing clinical data and creating new indicators where needed. The goals are better detection and faster treatment, reduction of the impact diabetes has on other conditions, and, ultimately, better community wellness and reduced costs.

The success of these joint efforts is measured according to a "balanced scorecard" of quality and outcomes, financial performance, customer satisfaction, employee satisfaction, and growth. "The task forces have solidified an already strong relationship between West Jersey and SMS. These, in combination with NOVIUS, our SMS client/server information solution, are already helping to improve health in our communities," says Charbonneau.

Through "Allied Partner" agreements with niche vendors, SMS enhances a full-service approach by providing our customers with highly specialized services and products, such as online clinical reference tools, health ID cards, and point-of-care clinical charting capabilities.

In 1997, SMS and Orbis Broadcast Group formed CommuniHealth, a unique joint venture that will provide health education resources for our customers that they, in turn, can provide to consumers and health professionals through their Web sites.

These important supplier partnerships ensure SMS continues to bring innovative solutions to market by effectively using current and emerging technologies as they become viable and cost effective.

[ART WORK APPEARS HERE]

Adding Value Through Leadership

Customers rely on SMS to be knowledgeable about advancements in the technology and health industries and proactively respond with solutions that will meet their needs today and into the future. SMS' leadership in the areas of current and advanced technology issues as well as standards development fosters confidence among our customers and ensures we not only meet, but exceed, their expectations.

While many businesses are just awakening to the year 2000 business and computing issues, SMS is already leading the way with year 2000 readiness, ensuring compliance of our products and working with customers to raise their awareness of the issues and to help make their operations compliant.

The Company also invests significantly in research and development to bring new solutions to market once they are viable. New technologies for identification and security, such as signature, hand geometry, iris/retinal scan identification, and speech recognition technologies, continue to be investigated and will be brought to the market when practical. Fingerprint technology, for example, is already in use today as a system security measure at an SMS customer site. Advanced imaging technologies will also be offered soon, so customers will be able to store multimedia data, such as video and audio data (e.g., fetal heartbeats, video segments of physical therapy progress, etc.), within their SMS systems.

[ART WORK APPEARS HERE]

SMS continues to be actively involved in more than 80 technology and healthcare standards groups worldwide. Standards committees such as the World Health Organization/Telemedicine Consultation Group, CEN (European Committee for Standardization/Technical Communications), Health Level 7, the Computer-based Patient Record Institute, and many others have benefited from SMS leadership as we continue to refine standards for terminology, confidentiality, and security.

[CUSTOMER CALL-OUT QUOTE]

"Las relaciones con SMS han pasado de la tradicional formula cliente-proveedor a una verdadera colaboracion que nos permite abordar los proyectos de forma conjunta. La migracion de nuestro anterior sistema de informacion de SMS a la nueva solucion cliente/servidor no habria sido posible sin este espiritu de cooperacion. Nuestro hospital esta muy satisfecho y seguro, y sentimos que con este producto estamos entrando en el futuro."

Dr. Jose Carlos Medina
General Manager,
Hospital Infanta Elena


Hospital Infanta Elena
Huelva, Spain

Located in southern Spain near Portugal, Hospital Infanta Elena's goal is to provide better, more cost-effective, efficient health service to the population it serves.

To reach this goal and position itself for future growth, the 360-bed public hospital, part of Andalucia Health Services, implemented a new SMS client/server system in 1997. The new system includes functions for admission/ discharge/transfer, scheduling, emergency room, outpatient registration, operating room, medical records, and more. The new system also features a relational database that allows the hospital to easily and quickly upgrade application software. The system's open architecture helps the hospital customize the system to the needs of the organization, providing flexibility in interfacing as well as enabling the hospital to choose its own hardware, software, and server operating system.

Dr. Jose Carlos Medina, General Manager of Hospital Infanta Elena, says the hospital's relationship with SMS has evolved since first becoming a customer in 1986. "The relationship with SMS has changed from a traditional customer-provider one to a true partnership that allows us to work together on joint projects. The migration from our existing SMS health information system product to the new client/server solution would not have been possible outside this cooperative team spirit. Our hospital feels very satisfied and confident, and we feel that with this product, we are stepping into the future."

[CUSTOMER CALL-OUT QUOTES]

Baptist Health Systems
Birmingham, Alabama

North Broward Hospital District
Ft. Lauderdale, Florida

Baptist Health Systems and the North Broward Hospital District face similar situations and comparable challenges. Both serve wide geographic areas, and both recently enlisted SMS' help to centralize widely disparate business offices to reduce the cost of care and improve customer satisfaction.

Baptist's 11 hospitals provide services across Alabama, Tennessee, and Georgia, while North Broward Hospital District - Florida's largest public health system - provides services over a 26-mile radius through physician group practices, ambulatory clinics, and 4 acute-care hospitals.

Baptist Health Systems reduced its once typical 90 accounts receivable days to 46, reduced bad debt from 3 to 2 percent, and improved its collections, according to Mitzi Winters, Corporate Vice President, Patient Business Services. "To be sure that we are compliant with the extensive billing and reporting requirements that exist, standardization across our hospital system was a necessity. Centralization provided that standardization," she says. "SMS was very flexible and spent a lot of time with us to understand our challenges. SMS knew just what we needed and even anticipated our needs."

Rudy Braccili Jr., Assistant Vice President of Business Operations at North Broward Hospital District, says North Broward experienced similar results. "We reduced our net A/R days by 10 across the system, significantly reduced bad debt, and increased cash collections," he says. "I think we're clearly partners with SMS, and I know that SMS felt ownership in this project. I get the feeling that our success is SMS' success, and that is a really good feeling to have."


Adding Value Through Expansion

SMS actively seeks opportunities that enable us to reach new customers in new markets, expand our base of expertise, and thereby provide added value for shareholders.

In 1997, the Company advanced its position in the challenging New York metropolitan area market with the acquisition of American Healthware Systems, Inc., a company that has become known for its agility in assessing and addressing New York's changeable legislative regulations for its customers.

The Company also extended its reach to the Asia Pacific region by signing an agreement to provide information systems for a network of health providers in New Zealand.

In Europe, SMS extended new service offerings to enhance our presence with current and prospective customers. The Company now provides remote monitoring services in the Netherlands and is pursuing opportunities to offer these services in other countries.

[ART WORK APPEARS HERE]

Consistent with our 29-year history, SMS will continue to seek out and secure opportunities that will further advance the Company's leadership position in health information solutions.


Adding Value Through Long-term Results

SMS continues to build value over time for customers, employees, and shareholders. How? By establishing and maintaining long-term customer partnerships, attracting and retaining the best talent in the industry, and providing those who invest in SMS with healthy, long-term growth and return.

The Company's dedicated professionals enable SMS to provide superior integrated solutions - the appropriate combination of applications, technology, and services - that not only provide customers with the results they seek, but advance a shared vision of improving health worldwide.


Shared Medical Systems Corporation
------------------------------------------------------------------------------------------------------------
Financial Statements








Index
------------------------------------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations                    14
------------------------------------------------------------------------------------------------------------
Selected Financial Data                                                                                  19
------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet                                                                               20
------------------------------------------------------------------------------------------------------------
Consolidated Statement of Income                                                                         21
------------------------------------------------------------------------------------------------------------
Consolidated Statement of Cash Flows                                                                     22
------------------------------------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Investment                                                       23
------------------------------------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                                                               24
------------------------------------------------------------------------------------------------------------
Report of Independent Public Accountants                                                                 31
------------------------------------------------------------------------------------------------------------


                                                                                                         13


Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations


--------------------------------------------------------------------------------

Results of Operations - Overview

     The Company provides information service and system solutions to health organizations, such as integrated health networks, multientity health corporations, community health information networks, hospitals, physician groups, and other health providers worldwide.

     The Company's revenues are derived primarily from service and system fees for computer-based information systems, and related professional services. The Company's professional services consist of a variety of services related to its information processing systems, such as system installation and support, software and network customization, information system planning and integration, business office consulting, facilities management, and education. The remainder of the Company's revenues are generated from sales of computer hardware. Revenues recognized from the sale of computer hardware can fluctuate due to variations in the mix of products sold and the timing of sales and installations.

     The Company's health information systems and related services are delivered on computers that range from personal computers, to client/server networks, to minicomputers, to mainframes, which can be operated at the customer's site, at the Company's Information Services Center (i.e., remotely), or as part of a distributed network, depending on the type of system or service selected. Equipment utilized by the customer can be provided by the Company under fixed-period lease or sales agreements.

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

     The majority of the Company's business is focused on providing services to customers through long-term service contracts. These long-term service contracts range from one to ten years and generally allow price increases annually, limited to the increase in the Consumer Price Index. The Company has increased some of its prices under these contract provisions. Revenues under long-term service agreements are recognized as they are earned over the life of the contract.

     A substantial portion of service revenues under long-term contracts are recognized after installation is complete, in contrast to perpetual license arrangements where revenue recognition, excluding related support fees, generally occurs during the installation period.

     The Company has a significant amount of revenues that will be realized in the future as installation work is completed and processing services are performed. Management estimates the total amount of future revenues under contract at December 31, 1997 is in excess of $2.1 billion.

     Prior period financial results have been restated to reflect the Company's acquisition of American Healthware Systems, Inc., which was completed on February 28, 1997 and accounted for as a pooling of interests.


Results of Operations for 1997 Compared to 1996

     In 1997, revenues grew 15.0%, to $896,235,000, compared to 1996. Income before income taxes and net income for the year ended December 31, 1997 were $97,454,000, an increase of 24.4%, and $60,422,000, an increase of 23.3%, respectively, compared to 1996.

 . Service and system fees revenues were $784,308,000, an increase of 12.3% in 1997 compared to 1996. This increase was primarily due to higher levels of professional services and software fees in the US. The higher level of professional services was attributable to growth in facilities management, system installations, and support fees. The increase in software fees was due to higher levels of sales and installations to new and existing customers. The increases in US revenues were partially offset by decreases in international revenues due to a lower level of service and system fees that was generally attributable to the negative impact on public spending in certain countries as they strive to meet the economic requirements of the European Monetary Union, and the negative impact of the stronger US dollar relative to certain foreign currencies in 1997 when compared to 1996 of approximately $6,000,000. As certain European governments continue their efforts to achieve the economic criteria for entry into the European Monetary Union, pressure on public spending in such countries may continue.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Analysis of Changes in Consolidated Cost and Expenses
(Amounts in thousands)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                Change                       Change
                                                                                 from                         from
                                                                  1997        Prior Year       1996*       Prior Year        1995*
------------------------------------------------------------------------------------------------------------------------------------

Operating and development.................................      $368,755       $34,435       $334,320        $45,283       $289,037
  Percentage of service and system fees revenues..........          47.0%                        47.9%                         47.9%
Marketing and installation................................       263,655        31,503        232,152         31,671        200,481
  Percentage of service and system fees revenues..........          33.6%                        33.2%                         33.2%
General and administrative................................        68,600         6,402         62,198          6,966         55,232
  Percentage of service and system fees revenues..........           8.8%                         8.9%                          9.1%
Interest..................................................         3,931           342          3,589            546          3,043
  Percentage of service and system fees revenues..........           0.5%                         0.5%                          0.5%
                                                                --------------------------------------------------------------------
    Total.................................................      $704,941       $72,682       $632,259        $84,466       $547,793
                                                                ====================================================================
      Percentage of service and system fees revenues......          89.9%                        90.5%                         90.7%
                                                                ====================================================================

------------------------------------------------------------------------------------------------------------------------------------
Cost of hardware sales....................................       $93,840       $25,347        $68,493        $20,621        $47,872
                                                                ====================================================================
  Percentage of hardware sales revenues...................          83.8%                        84.9%                         82.4%
                                                                ====================================================================


* Restated to reflect the acquisition of American Healthware Systems, Inc. in
  1997, which was accounted for as a pooling of interests.
------------------------------------------------------------------------------------------------------------------------------------

 . Hardware sales revenues increased to $111,927,000 in 1997 from $80,695,000 in 1996, primarily due to the installation of IBM mainframe systems to new and existing customers that process the Company's INVISION(R) product at their sites, and changes in the timing and product mix of systems installed.

 . Operating and development expenses decreased to 47.0% of service and system fees revenues in 1997 from 47.9% in 1996. This change was largely due to a lower rate of growth, as compared to the growth in service and system fees revenues, for computer hardware and associated costs at the Company's Information Services Center, partially offset by a higher rate of personnel and related costs for software development and facilities management services provided to customers.

 . Marketing and installation expenses increased to 33.6% of service and system fees revenues in 1997 from 33.2% in 1996. This increase was primarily due to a higher rate of growth, as compared to the growth in service and system fees revenues, for customer implementation costs.

 . General and administrative expenses, as a percentage of service and system fees revenues, decreased to 8.8% in 1997 from 8.9% in 1996. This change was principally due to the Company's continuing efforts to leverage administrative costs over an increasing revenue base, partially offset by provisions for bad debts and costs incurred for the acquisition of American Healthware Systems, Inc.

 . Interest expense was $3,931,000 in 1997 compared to $3,589,000 in 1996. This change was generally attributable to a higher level of average outstanding borrowings in 1997 compared to 1996.

 . Cost of hardware sales decreased to 83.8% of hardware sales revenues in 1997 from 84.9% in 1996. This change was primarily due to the different product mixes of systems installed during 1997 when compared to 1996.

 . Income taxes increased $7,710,000 in 1997 when compared to 1996. This change was principally due to an increase of $19,132,000 in income before income taxes. The Company's effective rate for federal, state, and foreign income taxes was 38.0% in 1997, which was in line with the 1996 rate of 37.4%.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)


--------------------------------------------------------------------------------

Results of Operations For 1996 Compared to 1995

     In 1996, revenues grew 17.7%, to $779,074,000, compared to 1995. Income before income taxes and net income for the year ended December 31, 1996 were $78,322,000, an increase of 17.9%, and $49,000,000, an increase of 19.5%, respectively, compared to 1995.

 . Service and system fees revenues were $698,379,000, an increase of 15.6% in 1996 compared to 1995. This increase was primarily due to higher levels of professional services, system processing fees, and system fees. The higher level of professional services was generally attributable to system installations, support, and facilities management fees. The increase in system processing fees was primarily due to the higher level of customer applications processed at the Company's Information Services Center. The increase in system fees was due to the installation of systems to existing customers already under contract and the sale of new and add-on systems during the current year.

 . Hardware sales revenues increased to $80,695,000 in 1996 from $58,132,000 in 1995, primarily due to the installation of IBM mainframe systems to new and existing customers that process the Company's INVISION(R) product at their sites, and changes in the timing and product mix of systems installed.

 . Operating and development expenses remained at 47.9% of service and system fees revenues in 1996 compared to 1995. The growth in certain customer-related expenses, as compared to the growth in service and system fees revenues, was offset by efficiencies gained through a lower rate of growth for computer hardware and associated costs at the Company's Information Services Center.

 . Marketing and installation expenses were 33.2% of service and system fees revenues in 1996 and 1995. A lower rate of growth for personnel and related costs, as compared to the growth in service and system fees revenues, was offset by a higher rate of growth in certain customer-related expenses caused by increased system installations and support services provided to customers.

 . General and administrative expenses, as a percentage of service and system fees revenues, decreased to 8.9% in 1996 from 9.1% in 1995. This change was principally due to the Company's continuing efforts to leverage administrative costs over an increasing revenue base.

 . Interest expense was $3,589,000 in 1996 compared to $3,043,000 in 1995. This change was primarily due to a higher level of average outstanding borrowings in 1996 compared to 1995, which was partially attributable to funds used to acquire businesses in 1995.

 . Cost of hardware sales increased to 84.9% of hardware sales revenues in 1996 from 82.4% in 1995. This change was primarily due to the different product mixes of systems installed in each year.

 . Income taxes increased $3,885,000 in 1996 when compared to 1995. This change was principally due to an increase of $11,876,000 in income before income taxes. The Company's effective rate for federal, state, and foreign income taxes in 1996 and 1995 was 37.4% and 38.3%, respectively.


Inflation

     Significant portions of the Company's expenses are inflation sensitive. Rising costs for the years ended December 31, 1997, 1996, and 1995 have been partially offset by increased employee and computer productivity.


Year 2000

     In 1995, the Company began to modify its health information systems sold to customers, and its internal computer systems to ensure that they will process transactions in the year 2000. During this time the Company has also been working with its customers to assist them in their efforts to address the year 2000 issue. Costs incurred modifying systems sold to customers have been recorded in accordance with the Company's policy for internally produced software. All expenses related to modifying internal computer systems have been expensed as incurred. The Company anticipates that the remaining year 2000 software modifications will be completed in a timely manner, and that the expenses associated with such modifications will not have a material impact on its future results of operations. In the event that any of the Company's significant suppliers or customers do not successfully and timely achieve year 2000 compliance, the Company's business or operations could be adversely affected.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

Liquidity and Capital Resources

     The Company's financial position remained strong in 1997. Total assets increased from $442,518,000 at January 1, 1996 to $599,632,000 at December 31, 1997. Stockholders' investment increased from $253,267,000 to $327,862,000 over the same period. This growth resulted primarily from operations. Most of the Company's capital expenditures and working capital requirements were financed from operations, supplemented from time to time with short-term borrowings. The major uses of funds during this period were for investments in computer equipment and software, and the payment of quarterly dividends. At December 31, 1997, cash and short-term investments were $29,164,000 compared to $25,473,000 at January 1, 1996.

     Net cash flows from operating activities generated $37,769,000 in 1997 compared to $77,110,000 in 1996. Cash flows from operating activities in 1997 were primarily attributable to net income, adjusted for non-cash expenses such as depreciation and amortization, of $98,587,000, partially offset by a $41,078,000 increase in other assets, primarily due to the growth of long-term financing arrangements, and a $38,603,000 increase in accounts receivable, principally due to higher business levels.

     Net cash flows from operating activities generated $77,110,000 in 1996 compared to $39,931,000 in 1995. Cash flows from operating activities in 1996 were primarily attributable to net income, adjusted for non-cash expenses such as depreciation and amortization, of $87,763,000; increases in accounts payable and accrued expenses of $14,712,000 mainly due to timing; and an increase in deferred revenues of $13,898,000 for payments received in advance of performance of services, partially offset by the growth of accounts receivable of $37,928,000 caused by higher business levels.

     The Company's investing activities were $57,137,000, $46,425,000, and $44,248,000 in 1997, 1996, and 1995, respectively. During this period, the Company's investments were primarily for equipment, computer software, and business investments and acquisitions.

     The following summarizes the Company's significant investments in computer software and equipment for the three-year period ended December 31, 1997:

--------------------------------------------------------------------------------
(Amounts in thousands)                            1997        1996        1995
--------------------------------------------------------------------------------
In-house computer and network
  communications equipment..................    $14,373     $17,205     $11,514
Capitalized internally
  produced software.........................     12,737      11,250       8,850
Purchased software..........................      7,483       7,552       4,984
--------------------------------------------------------------------------------

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

     In 1997, the Company invested $10,280,000 for a 15% share in the equity of Visteon Corporation, a provider of physician practice management software. In 1995, the Company purchased Professional Datacare (PDC), a provider of processing services to health organizations in the United Kingdom, for $8,497,000, and the health division of Atlas Datensysteme GmbH (ADS), a provider of patient management and financial systems in Germany, for $3,611,000.

     The most significant use of cash for financing activities was for the payment of common stock dividends, which were $20,647,000 in 1997, $21,983,000 in 1996, and $20,685,000 in 1995. The most significant sources of cash provided by financing activities were from short-term and long-term borrowings of $25,789,000, $1,021,000, and $23,715,000 in 1997, 1996 and 1995, respectively;
and stock option exercises of $8,903,000 in 1997, $8,676,000 in 1996, and $7,199,000 in 1995.

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


--------------------------------------------------------------------------------

     Management is not aware of any potential material impairments to the Company's financial position. The most significant requirements for funds now anticipated are as follows:

 . Office building - The Company has initiated construction of a 230,000 square foot office building at its corporate headquarters in order to consolidate corporate-based personnel currently located in leased office space. The approximate cost of this project is $38,000,000. This facility is expected to be completed in 1999 and will be funded primarily through external financing.

 . Equipment - During 1998, the Company anticipates that capital expenditures for equipment will be in line with expenditures in recent years. Factors such as business activity levels, buy versus lease decisions, and vendor pricing will continue to affect capital equipment expenditures.

 . Dividends - During 1997, cash dividends declared were $.84 per share. All dividends were declared in the last month of each calendar quarter and paid the following month. The Company anticipates paying approximately $24,000,000 in dividends in 1998.

 . Stock repurchase - The Company's Board of Directors has authorized the repurchase of up to 5,000,000 shares of the Company's common stock. As of December 31, 1997, 2,873,500 shares, at a cumulative cost of $54,325,000 have been repurchased. No shares were repurchased under this plan during the three-year period ended December 31, 1997.

     The Company expects to finance most of its capital requirements from operations and from long-term and short-term borrowings. At December 31, 1997, the Company had lines of credit with banks, primarily at their prime interest rates, of approximately $71,400,000, of which approximately $23,700,000 of these lines of credit were unused. In January 1998, the Company increased its lines of credit with banks to approximately $121,000,000.


Cautionary Note Regarding Forward-Looking Statements

     This Annual Report contains forward-looking statements. Such statements, and any other forward-looking statements made by or on behalf of the Company, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Among such factors are changes in length and composition of sales cycles; non-renewals of customer contracts; inability to keep pace with competitive, technological and market developments; failure to protect proprietary software; delays in product development; undetected errors or bugs in software products; customer reductions caused by health industry consolidation; difficulties in product installation; dependence on suppliers; interruption of availability of resources necessary to provide products and services; difficulties encountered by the Company, customers, or others in dealing with the year 2000 issue; inability to successfully integrate acquired business operations; changes in economic, political and regulatory conditions in the health industry; regulation of additional products as medical devices by the federal Food and Drug Administration; and fluctuations in foreign currencies, interest rates, and taxes.

------------------------------------------------------------------------------------------------------------------------------------
Selected Financial Data
(Amounts in thousands, except per share amounts)


------------------------------------------------------------------------------------------------------------------------------------
                                                             1997           1996**         1995**         1994**         1993**
------------------------------------------------------------------------------------------------------------------------------------
Summary of Consolidated Operations
------------------------------------------------------------------------------------------------------------------------------------
Revenues..............................................     $896,235       $779,074       $662,111       $559,793       $508,100
Cost and Expenses.....................................     $798,781       $700,752       $595,665       $499,247       $454,968
Income Before Income Taxes............................      $97,454        $78,322        $66,446        $60,546        $53,132
Income Taxes..........................................      $37,032        $29,322        $25,437        $22,441        $20,665
Net Income............................................      $60,422        $49,000        $41,009        $38,105        $32,467
Net Income Per Share - Basic..........................        $2.42          $1.98          $1.68          $1.58          $1.36
Net Income Per Share - Diluted........................        $2.37          $1.93          $1.64          $1.55          $1.33
Weighted Average Common Shares - Basic................       24,944         24,731         24,408         24,135         23,886
Weighted Average Common Shares - Diluted..............       25,489         25,404         24,974         24,546         24,331
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Summary of Consolidated Financial Position
------------------------------------------------------------------------------------------------------------------------------------
Current Assets........................................     $306,818       $277,327       $225,614       $183,314       $168,584
Total Assets..........................................     $599,632       $507,478       $442,518       $388,054       $347,125
Current Liabilities...................................     $217,936       $171,678       $134,818       $118,929        $94,716
Long-Term Debt and Capital Leases.....................      $16,291        $15,361        $17,939         $6,379         $8,279
Total Liabilities.....................................     $271,770       $222,141       $189,251       $164,356       $146,996
Stockholders' Investment..............................     $327,862       $285,337       $253,267       $223,698       $200,129
Common Shares Outstanding.............................       25,086         24,800         24,516         24,198         24,008
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Operating Ratios and Other Selected Financial Data
------------------------------------------------------------------------------------------------------------------------------------
Operating Margin......................................         10.1%           9.5%           9.3%          10.2%           9.4%
Hardware Margin.......................................         16.2%          15.1%          17.6%          17.3%          20.4%
Pretax Margin.........................................         10.9%          10.1%          10.0%          10.8%          10.5%
Net Margin............................................          6.7%           6.3%           6.2%           6.8%           6.4%
Effective Tax Rate....................................         38.0%          37.4%          38.3%          37.1%          38.9%
Return on Average Investment..........................         19.7%          18.2%          17.2%          18.0%          16.8%
Working Capital.......................................      $88,882       $105,649        $90,796        $64,385        $73,868
Current Ratio.........................................       1.41:1         1.62:1         1.67:1         1.54:1         1.78:1
Stockholders' Investment Per Share....................       $13.07         $11.51         $10.33          $9.24          $8.34
Cash Dividends Declared Compared to Prior Year's
  Net Income..........................................         42.8%          53.8%          54.5%          59.2%          67.0%
Cash Dividends Declared Per Share.....................         $.84           $.84           $.84           $.84           $.84
Research and Development..............................      $64,046        $54,665        $45,385        $39,226        $37,087
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Market Price and Dividends Declared Per Share *
------------------------------------------------------------------------------------------------------------------------------------
First Quarter
   High...............................................          $58 3/8        $62 7/8        $37 7/8        $29 3/8        $24 3/8
   Low................................................          $44 3/4        $47 7/8        $30 7/8        $23 5/8        $20 3/4
   Dividends Declared.................................         $.21           $.21           $.21           $.21           $.21
Second Quarter
   High...............................................          $55 1/2        $72 1/8        $41 1/2        $28 1/4        $23 7/8
   Low................................................          $36 3/4        $59 1/4        $32            $22 1/8        $19 1/2
   Dividends Declared.................................         $.21           $.21           $.21           $.21           $.21
Third Quarter
   High...............................................          $61 3/4        $66 3/4        $42 3/4        $28 1/2        $24 1/2
   Low................................................          $47 1/2        $43 3/4        $35 5/8        $22 3/4        $17 1/2
   Dividends Declared.................................         $.21           $.21           $.21           $.21           $.21
Fourth Quarter
   High...............................................          $66 13/16      $58 3/4        $57 5/8        $34 1/2        $26
   Low................................................          $52            $42 1/4        $37 3/8        $25 3/8        $21 1/2
   Dividends Declared.................................         $.21           $.21           $.21           $.21           $.21
------------------------------------------------------------------------------------------------------------------------------------

 * As of December 31, 1997 there were 5,988 stockholders of record and approximately 9,300 beneficial holders of the Company's common stock. The Company's common stock began trading on the New York Stock Exchange (NYSE) under the symbol SMS on September 18, 1997. Prior to being listed on the NYSE, the Company's common stock was traded on the Nasdaq Stock Market under the symbol SMED. The prices shown in the table above are the high and low transaction prices for the last five years on the NYSE and the Nasdaq National Market, as applicable.

** Restated, except for dividends declared per share information, to reflect the acquisition of American Healthware Systems, Inc. in 1997, which was accounted for as a pooling of interests.

Shared Medical Systems Corporation
-------------------------------------------------------------------------------------------------
Consolidated Balance Sheet
(Amounts in thousands)


                                                                             December 31
-------------------------------------------------------------------------------------------------
                                                                      1997                 1996*
-------------------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and short-term investments................................   $ 29,164             $ 40,286
  Accounts receivable, net.......................................    250,664              212,061
  Prepaid expenses and other current assets......................     26,990               24,980
                                                                    -----------------------------
   Total Current Assets..........................................    306,818              277,327

Property and Equipment, net.......................................   106,096              102,532

Computer Software, net............................................    60,466               51,331

Other Assets......................................................   126,252               76,288
                                                                    -----------------------------
                                                                    $599,632             $507,478
                                                                    =============================

Liabilities and Stockholders' Investment
Current Liabilities:
  Notes payable..................................................   $ 47,730             $ 21,941
  Current portion of long-term debt and capital leases...........      2,670                4,144
  Dividends payable..............................................      5,268                4,944
  Accounts payable...............................................     31,516               27,042
  Accrued expenses...............................................     71,499               56,323
  Current deferred revenues......................................     33,660               42,422
  Accrued and current deferred income taxes......................     25,593               14,862
                                                                    -----------------------------
   Total Current Liabilities.....................................    217,936              171,678
                                                                    -----------------------------

Deferred Revenues.................................................     7,397                9,048
                                                                    -----------------------------

Long-Term Debt and Capital Leases.................................    16,291               15,361
                                                                    -----------------------------

Deferred Income Taxes.............................................    30,146               26,054
                                                                    -----------------------------
Commitments

Stockholders' Investment:
  Preferred stock, par value $.10; authorized 1,000,000 shares;
   none issued..................................................        -                    -
  Common stock, par value $.01; authorized 120,000,000 shares;
   29,147,084 shares issued in 1997 and 28,835,333 in 1996......         291                  288
  Paid-in capital................................................     57,621               48,721
  Retained earnings..............................................    335,366              295,915
  Common stock in treasury, at cost, 4,060,785 shares
   in 1997 and 4,035,101 in 1996................................     (56,021)             (55,782)
  Cumulative translation adjustment..............................     (9,395)              (3,805)
                                                                    -----------------------------
   Total Stockholders' Investment...............................     327,862              285,337
                                                                     -----------------------------
                                                                    $599,632             $507,478
                                                                    =============================
-------------------------------------------------------------------------------------------------

* Restated to reflect the acquisition of American Healthware Systems, Inc. in 1997, which was accounted for as a pooling of interests.

The accompanying notes are an integral part of these statements.

Shared Medical Systems Corporation
----------------------------------------------------------------------------------------------------
Consolidated Statement of Income
(Amounts in thousands, except per share amounts)


                                                                     Year Ended December 31
----------------------------------------------------------------------------------------------------
                                                              1997            1996*           1995*
----------------------------------------------------------------------------------------------------
Revenues:
 Service and system fees...............................     $784,308        $698,379        $603,979
 Hardware sales........................................      111,927          80,695          58,132
                                                            ----------------------------------------
                                                             896,235         779,074         662,111
                                                            ----------------------------------------

Cost and Expenses:
 Operating and development.............................      368,755         334,320         289,037
 Marketing and installation............................      263,655         232,152         200,481
 General and administrative............................       68,600          62,198          55,232
 Cost of hardware sales................................       93,840          68,493          47,872
 Interest..............................................        3,931           3,589           3,043
                                                            ----------------------------------------
                                                             798,781         700,752         595,665
                                                            ----------------------------------------
Income Before Income Taxes...............................     97,454          78,322          66,446
Provision for Income Taxes...............................     37,032          29,322          25,437
                                                            ----------------------------------------
Net Income...............................................   $ 60,422        $ 49,000        $ 41,009
                                                            ========================================

Net Income Per Share:
 Basic.................................................        $2.42           $1.98           $1.68
                                                            ========================================
 Diluted...............................................        $2.37           $1.93           $1.64
                                                            ========================================

Number of shares used to compute per share amounts:
 Basic.................................................       24,944          24,731          24,408
                                                            ========================================
 Diluted...............................................       25,489          25,404          24,974
                                                            ========================================
----------------------------------------------------------------------------------------------------

* Restated to reflect the acquisition of American Healthware Systems, Inc. in 1997, which was accounted for as a pooling of interests.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Cash Flows
(Amounts in thousands)


                                                                                           Year Ended December 31
--------------------------------------------------------------------------------------------------------------------------
                                                                                    1997            1996*          1995*
--------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net income.................................................................    $ 60,422        $ 49,000        $ 41,009
   Adjustments to reconcile net income to net cash provided by operating activities -
       Depreciation and amortization..........................................      38,165          38,763          37,082
       Asset (increase) decrease -
          Accounts receivable.................................................     (38,603)        (37,928)        (31,985)
          Prepaid expenses and other current assets...........................      (2,010)          1,028          (8,267)
          Other assets........................................................     (41,078)         (5,882)         (3,100)
       Liability increase (decrease) -
          Accounts payable and accrued expenses...............................      19,650          14,712           6,086
          Accrued and current deferred income taxes...........................      10,731           3,949           4,322
          Deferred revenues...................................................     (10,413)         13,898          (8,877)
          Deferred income taxes...............................................       4,092           2,769           1,589
       Other..................................................................      (3,187)         (3,199)          2,072
                                                                                  ----------------------------------------
          Net cash provided by operating activities...........................      37,769          77,110          39,931
                                                                                  ----------------------------------------

Cash Flows from Investing Activities:
   Property and equipment additions...........................................     (26,969)        (28,232)        (18,764)
   Computer software additions................................................     (20,220)        (18,802)        (13,834)
   Businesses and investments acquired........................................     (11,180)            -           (12,108)
   Equipment dispositions.....................................................       1,232             609             458
                                                                                  ----------------------------------------
          Net cash used for investing activities..............................     (57,137)        (46,425)        (44,248)
                                                                                  ----------------------------------------

Cash Flows from Financing Activities:
   Dividends paid.............................................................     (20,647)        (21,983)        (20,685)
   Exercise of stock options..................................................       8,903           8,676           7,199
   Increase in notes payable..................................................      25,789           1,021           8,537
   Proceeds from long-term debt...............................................        -                -            15,178
   Payments of long-term debt and capital lease obligations...................      (5,560)         (3,090)         (3,694)
   Change in treasury stock...................................................        (239)           (496)           (170)
                                                                                  ----------------------------------------
          Net cash provided by (used for) financing activities................       8,246         (15,872)          6,365
                                                                                  ----------------------------------------
Net (Decrease) Increase in Cash and Short-Term Investments....................     (11,122)         14,813           2,048
Cash and Short-Term Investments, Beginning of Year............................      40,286          25,473          23,425
                                                                                  ----------------------------------------
Cash and Short-Term Investments, End of Year..................................    $ 29,164        $ 40,286        $ 25,473
                                                                                  ========================================
--------------------------------------------------------------------------------------------------------------------------

* Restated to reflect the acquisition of American Healthware Systems, Inc. in 1997, which was accounted for as a pooling of interests.

The accompanying notes are an integral part of these statements.

Shared Medical Systems Corporation
------------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Investment*
For the Years Ended December 31, 1997, 1996, and 1995 (Amounts in thousands)




                                                                                                                         Cumulative
                                                                     Common Stock      Paid-in    Retained    Treasury  Translation
                                                                 --------------------
                                                                 Shares     Par Value  Capital    Earnings      Stock    Adjustment
------------------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1995.......................................  28,220       $282     $32,852    $248,701    $(55,116)     $(3,021)
   Common stock transactions -
     Exercise of stock options and grant of restricted shares..     324          3       4,544                    (126)
     Employee stock purchase plan..............................                                                    (44)
     Tax benefit from the exercise of non-qualified
       stock options and vesting of restricted shares..........                          2,652
   Dividends on common stock ($.84 per share)..................                                    (20,752)
   Net income..................................................                                     41,009
   Translation adjustment......................................                                                               2,283
                                                                 ------------------------------------------------------------------
Balance, December 31, 1995.....................................  28,544        285      40,048     268,958     (55,286)        (738)
   Common stock transactions -
     Exercise of stock options and grant of restricted shares..     291          3       4,354                    (507)
     Employee stock purchase plan..............................                                                     11
     Tax benefit from the exercise of non-qualified
       stock options and vesting of restricted shares..........                          4,319
   Dividends on common stock ($.84 per share)..................                                    (22,043)
   Net income..................................................                                     49,000
   Translation adjustment......................................                                                              (3,067)
                                                                 ------------------------------------------------------------------
Balance, December 31, 1996.....................................  28,835        288      48,721     295,915     (55,782)      (3,805)
   Common stock transactions -
     Exercise of stock options and grant of restricted shares..     312          3       5,189                    (236)
     Employee stock purchase plan..............................                                                     (3)
     Tax benefit from the exercise of non-qualified
       stock options and vesting of restricted shares..........                          3,711
   Dividends on common stock ($.84 per share)..................                                    (20,971)
   Net income..................................................                                     60,422
   Translation adjustment......................................                                                              (5,590)
                                                                 ------------------------------------------------------------------
Balance, December 31, 1997.....................................  29,147       $291     $57,621    $335,366    $(56,021)     $(9,395)
                                                                 ==================================================================
-----------------------------------------------------------------------------------------------------------------------------------

* Restated, except for dividends on common stock per share, to reflect the acquisition of American Healthware Systems, Inc. in 1997, which was accounted for as a pooling of interests.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1997, 1996, and 1995


--------------------------------------------------------------------------------

1. Summary Of Significant Accounting Policies:

     Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries. The financial statements of the Company's foreign branches and subsidiaries are included in the accompanying consolidated financial statements on the basis of their fiscal year ends, all of which are within three months of the calendar year end. All significant intercompany transactions and accounts have been eliminated. Investments in affiliates between 20% and 50% are accounted for under the equity method.

     Prior period financial results have been restated to reflect the Company's acquisition of American Healthware Systems, Inc., which was completed on February 28, 1997 and accounted for as a pooling of interests.

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

     Recognition of Revenues - The Company's services and systems are provided based upon contractual agreements. Service revenues, which include software, processing, and professional service fees provided under term agreements, are recorded as services are performed over the life of the agreement. Service contracts have terms that range from one to ten years. System fees, consisting of software applications provided under perpetual licensing agreements, are recognized, when collection is deemed probable, primarily over the system's installation period in order to properly match revenues with expenses incurred. All service and system fees are billable according to the terms in each customer contract. Hardware sales are recognized and invoiced generally upon installation of the equipment at the customer site.

     Current and noncurrent deferred revenues totaling $41,057,000 at December 31, 1997 and $51,470,000 at December 31, 1996, represent funds received by the Company in advance of the performance of services or installation of systems, which are deferred and recognized as revenues when earned.

     Interest income from short-term investments included in revenues was $343,000 in 1997, $328,000 in 1996, and $415,000 in 1995.

     Accounts Receivable - Accounts receivable consists primarily of unsecured amounts due from the Company's customers. Included in accounts receivable at December 31, 1997 and 1996 were unbilled revenues recognized under certain long-term software license, installation, and hardware contracts of $114,884,000 and $91,078,000, respectively. Such unbilled receivables arise from the consistent application of the Company's revenue recognition policies. Invoicing of unbilled receivables, which generally occurs within six months of the recognition of the related revenues, is based upon the terms of the individual customer contracts.

     The Company's credit risk with respect to accounts receivable is concentrated in the health industry, which is highly influenced by governmental regulations. This concentration of credit risk is limited due to the number and types of entities comprising the Company's customer base and their geographic distribution. The Company routinely monitors its exposure to credit losses and maintains an allowance for anticipated losses. At December 31, 1997 and 1996, the allowance for doubtful accounts was $9,399,000 and $8,094,000, respectively.

     The Company has provided long-term financing arrangements for services, systems, and hardware to some of its customers. Some of these long-term financing arrangements are partially collateralized by customer equipment. The long-term portion of these financing arrangements, which are included in other assets, have terms ranging from three to ten years and bear interest rates, which may be stated or imputed, ranging from 5% to 12%. The long-term portion of these financing arrangements, which approximate fair value, was $53,401,000 and $30,037,000 at December 31, 1997 and 1996, respectively. Interest income earned on long-term financing arrangements was $2,789,000, $2,670,000, and $2,642,000 in 1997, 1996, and 1995, respectively. The Company has had no material negative collection experience associated with these long-term financing arrangements.

     Prepaid Expenses and Other Current Assets - Included in prepaid expenses and other current assets are deferred charges of $7,250,000 at December 31, 1997 and $9,113,000 at December 31, 1996, representing the cost of equipment, which will be expensed when the related hardware revenues are earned.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

      Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives, which range from two to fifteen years. The Company's buildings, not including equipment therein, are being depreciated using a 45-year life. The major classes of property and equipment at December 31, 1997 and 1996 were as follows:

--------------------------------------------------------------------------------
(Amounts in thousands)                                    1997            1996
--------------------------------------------------------------------------------
Land and land improvements .......................     $ 11,615        $ 11,630
Buildings ........................................       64,559          61,993
Equipment ........................................      185,978         181,786
                                                       -------------------------
                                                        262,152         255,409

   Less: accumulated depreciation
     and amortization ............................      156,056         152,877
                                                       -------------------------
                                                       $106,096        $102,532
                                                       =========================
--------------------------------------------------------------------------------

      Research and Development - The Company expenses all research and non-capitalized development costs, which generally consist of costs incurred to establish the technological feasibility of internally produced computer software. These expenses, which were primarily for salaries of personnel and computer costs, were $64,046,000 in 1997, $54,665,000 in 1996, and $45,385,000
in 1995.

      Computer Software - The Company capitalizes the cost of certain internally produced computer software and purchased software. Capitalization for internally produced software begins when a project reaches technological feasibility and ends when the software is available for general release to customers. The Company amortizes computer software using the straight-line method over its expected useful life, which is generally five years.

      Capitalized internally produced software costs, net of accumulated amortization, were $40,911,000 and $36,042,000 as of December 31, 1997 and 1996,
respectively. Amortization related to capitalized internally produced software was $7,867,000 in 1997, $7,993,000 in 1996, and $7,722,000 in 1995. Purchased
software, net of accumulated amortization, was $19,555,000 and $15,289,000 as of December 31, 1997 and 1996, respectively. Accumulated amortization of computer software at December 31, 1997 and 1996 was $66,549,000 and $55,016,000,
respectively.

      Businesses and Investments Acquired - On February 28, 1997, the Company completed a merger with American Healthware Systems, Inc. (AHS), a provider of financial information systems and outsourcing services. Under the terms of the merger, the Company issued 1,255,325 shares of the Company's common stock in exchange for all outstanding shares of AHS. This transaction was treated as a pooling of interests. Separate operating results for the Company (SMS) and AHS for 1996 and 1995 were as follows:

--------------------------------------------------------------------------------
(Amounts in thousands)                                    1996            1995
--------------------------------------------------------------------------------
Revenues:
 SMS ...........................................       $767,350        $650,641
 AHS ...........................................         11,724          11,470
                                                       -------------------------
                                                       $779,074        $662,111
                                                       =========================

Net Income:
 SMS ...........................................        $47,038         $39,783
 AHS ...........................................          1,962           1,226
                                                       -------------------------
                                                        $49,000         $41,009
                                                       =========================
--------------------------------------------------------------------------------

      On December 4, 1997, the Company acquired a 15% equity interest in Visteon Corporation, a provider of practice management systems to physician groups, for $10,280,000.

      Goodwill - Included in other assets are amounts for goodwill, which represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. The Company periodically assesses the recoverability of goodwill for potential impairment. Goodwill is amortized using the straight-line method over twenty years. Goodwill included in other assets, net of accumulated amortization, was $26,639,000 and $28,358,000 as of December 31, 1997 and 1996, respectively.

      Accrued Expenses - Included in accrued expenses are incentive compensation plan accruals of $28,130,000 at December 31, 1997 and $22,753,000 at December 31, 1996. Incentive compensation plan payments are primarily based on sales and revenues generated from the signing of new and renewal contracts.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1997, 1996, and 1995


--------------------------------------------------------------------------------

     Income Taxes - The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded based upon temporary differences in the recognition of revenues and expenses (principally accrued and deferred revenues, depreciation and amortization, and the cost of capitalized internally produced computer software) for tax and financial reporting purposes.

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

     Foreign Currency Transactions - Transactions of the Company and its foreign branches and subsidiaries are periodically made in currencies other than their own and are included in income as they occur. The Company periodically hedges these foreign currency transactions in order to minimize exposure to potential fluctuations. There were no material gains or losses arising from foreign currency transactions during 1997, 1996, and 1995.

     Statement of Cash Flows - The Company's short-term investments have original maturities of less than 91 days and are deemed to be cash equivalents for purposes of reporting cash flows. At December 31, 1997 and 1996, the carrying amount of cash and short-term investments approximates fair value. The Company paid income taxes, net of refunds, of $18,389,000 in 1997, $17,984,000 in 1996, and $16,397,000 in 1995; and interest of $4,329,000 in 1997, $3,184,000 in 1996, and $2,936,000 in 1995. Capital lease obligations of $5,014,000, and $1,917,000, were added by the Company in 1997 and 1996, respectively.

2.   Net Income Per Share:

     For each of the three years in the period ended December 31, 1997, the reconciliation of basic and diluted net income per share was as follows:

--------------------------------------------------------------------------------
(Amounts in thousands,                               Net               Per Share
 except per share amounts)                          Income     Shares    Amount
--------------------------------------------------------------------------------

1997:
Basic net income per share.....................    $60,422     24,944      $2.42
Dilutive Securities:
  Stock Options................................                   545
                                                   -----------------------------
Diluted net income per share...................    $60,422     25,489      $2.37
                                                   =============================

1996:
Basic net income per share.....................    $49,000     24,731      $1.98
Dilutive Securities:
  Stock Options................................                   673
                                                   -----------------------------
Diluted net income per share...................    $49,000     25,404      $1.93
                                                   =============================

1995:
Basic net income per share.....................    $41,009     24,408      $1.68
Dilutive Securities:
  Stock Options................................                   566
                                                   -----------------------------
Diluted net income per share...................    $41,009     24,974      $1.64
                                                   =============================
--------------------------------------------------------------------------------

     Prior period per share amounts have been restated in accordance with Financial Accounting Standards No. 128 "Earnings Per Share."

3.   Income Taxes:

     The provision for income taxes consisted of:

--------------------------------------------------------------------------------
(Amounts in thousands)                               1997       1996       1995
--------------------------------------------------------------------------------
Federal:
 Current.......................................    $18,259    $20,492    $17,900
 Current deferred..............................     11,302      3,111      3,277
 Noncurrent deferred...........................      3,692      2,425      1,438
                                                   -----------------------------
                                                    33,253     26,028     22,615
                                                   -----------------------------
State and foreign:
 Current.......................................      2,098      2,587      2,288
 Current deferred..............................      1,283        362        383
 Noncurrent deferred...........................        398        345        151
                                                   -----------------------------
                                                     3,779      3,294      2,822
                                                   -----------------------------
Provision for income taxes.....................    $37,032    $29,322    $25,437
                                                   =============================
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

     The provision for income taxes resulted in effective tax rates for the years ended December 31, 1997, 1996, and 1995, which differ from the statutory federal income tax rate as follows:

--------------------------------------------------------------------------------
                                                       Percentage of Income
                                                   -----------------------------
                                                   1997        1996        1995
--------------------------------------------------------------------------------
Statutory federal income tax rate...............   35.0%       35.0%       35.0%
State income taxes, net of
   federal income tax benefit...................    2.3         2.3         2.6
Other...........................................    0.7         0.1         0.7
                                                   -----------------------------
                                                   38.0%       37.4%       38.3%
                                                   =============================
--------------------------------------------------------------------------------

     The significant components of the combined current and noncurrent net deferred tax liability for the years ended December 31, 1997 and 1996 were as follows:

--------------------------------------------------------------------------------
(Amounts in thousands)                                         1997        1996
--------------------------------------------------------------------------------
Capitalized internally produced software........             $14,693     $13,153
Depreciation and amortization...................              10,328      10,228
Accrued and deferred revenues, net..............              18,899       9,464
Other temporary differences.....................              10,350       4,748
                                                             -------------------
                                                             $54,270     $37,593
                                                             ===================
--------------------------------------------------------------------------------

     At December 31, 1997 the Company had foreign net operating loss carryforwards of $15,300,000, of which $10,252,000 can be carried forward indefinitely while the remainder will expire over the next seven years. The Company also has approximately $9,800,000 of tax basis in excess of book value, which may be utilized to offset taxable income in the future. Due to their contingent nature, these deferred tax assets have been fully offset by a valuation allowance.

     The Company does not provide for US income and foreign withholding taxes on the unremitted earnings of its foreign subsidiaries, which the Company considers to be permanently invested. Cumulative unremitted foreign earnings were $15,748,000 at December 31, 1997.

4.   Employee Benefit Plan:

     The Company has a Section 401(k) retirement savings plan. As part of this plan, employees may contribute a portion of their earnings, which are then invested, as specified by the employees, in the common stock of the Company or in any of nine mutual investment funds. The Company matches a certain portion of employee contributions under the plan. The Company's matching contributions charged to expenses in 1997, 1996, and 1995 were $3,760,000, $3,327,000, and
$3,049,000, respectively.

5.   Capital Stock:

     The Board of Directors may authorize the issuance of one or more series of preferred stock with dividend rates, redemption prices, conversion privileges, and sinking fund requirements as determined by the Board.

     During 1987 and 1988, the Board adopted resolutions authorizing, but not requiring, the Company to repurchase up to a total of 5,000,000 shares of its common stock from time to time. As of December 31, 1997, 2,873,500 shares had been acquired, at a cumulative cost of $54,325,000. During 1997, 1996, and 1995 no additional shares were repurchased under these resolutions.

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

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1997, 1996, and 1995


--------------------------------------------------------------------------------

6.   Stock Options:

     The Company has issued stock options to key employees and non-employee directors under various non-qualified stock option plans. Stock options granted under these plans may have terms ranging up to 20 years and may be exercisable at prices no less than 75% of the fair market value of the Company's common stock as determined on the date of the grant. All stock options granted under these plans have exercise prices equal to the fair market value of the Company's common stock on the date of grant.

     The Company accounts for stock options under the intrinsic value method and, accordingly, no compensation expense has been recorded in 1997, 1996, and 1995. The following pro forma amounts were determined as if the Company had accounted for its stock options using the fair value method.

--------------------------------------------------------------------------------
(Amounts in thousands,
 except per share amounts)                        1997        1996        1995
--------------------------------------------------------------------------------
Net income:
  As reported................................   $60,422     $49,000     $41,009
  Pro forma..................................   $57,959     $48,127     $40,799
Net income per share:
  As reported:
    Basic....................................     $2.42       $1.98       $1.68
    Diluted..................................     $2.37       $1.93       $1.64
  Pro forma:
    Basic....................................     $2.32       $1.95       $1.67
    Diluted..................................     $2.27       $1.89       $1.63
--------------------------------------------------------------------------------

     Because the fair value method was not applied to stock options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of compensation cost to be disclosed in future years.

     The fair value of stock options granted was $13.85 per option, $12.28 per option, and $8.92 per option in 1997, 1996, and 1995, respectively. The fair value was estimated at the date of grant using the Black-Scholes stock option pricing model with the following average assumptions for 1997, 1996, and 1995, respectively: risk free interest rates of 6.1%, 6.3%, and 6.3%; dividend yields of 2.4%, 2.6%, and 3.7%; volatility factors of 33.3%, 31.6%, and 26.9%; and
expected lives of four, four, and six years.

     The following table summarizes the activity of all stock option plans during the three years ended December 31, 1997:

--------------------------------------------------------------------------------
                                                              Stock Options
                                                         -----------------------
                                                                       Average
                                                                        Price
                                                          Shares      Per Share
--------------------------------------------------------------------------------
Outstanding - January 1, 1995........................    1,894,505      $17.89
   Granted...........................................      489,400      $36.95
   Exercised.........................................     (297,445)     $14.01
   Canceled..........................................      (51,335)     $22.75
                                                         ---------
Outstanding - December 31, 1995......................    2,035,125      $22.88
   Granted...........................................      484,000      $47.30
   Exercised.........................................     (265,066)     $14.86
   Canceled..........................................      (75,480)     $20.42
                                                         ---------
Outstanding - December 31, 1996......................    2,178,579      $29.35
   Granted...........................................      615,300      $48.06
   Exercised.........................................     (279,451)     $18.11
   Canceled..........................................     (178,763)     $33.03
                                                         ---------
Outstanding - December 31, 1997......................    2,335,665      $35.39
                                                         =========
--------------------------------------------------------------------------------

     Exercisable stock options at December 31, 1997, 1996, and 1995 were as follows:

--------------------------------------------------------------------------------
                                                 1997         1996         1995
--------------------------------------------------------------------------------
Stock options..............................    547,213      448,721      381,607
Average option
  price per share..........................     $21.71       $15.09       $14.78
--------------------------------------------------------------------------------

     At December 31, 1997, exercise prices for stock options outstanding ranged from $12.50 to $68.00 per share and the average term to expiration was seven years. As of December 31, 1997 and 1996, respectively, a maximum of 900,080 and 1,454,748 of additional stock options were available for grant under the Company's stock option plans. The outstanding stock options expire on various dates through 2015.

     The Company may also grant restricted shares of its common stock under two of these plans. Restricted stock grants are recorded as compensation expense during the vesting terms, which currently range from three to six years. As of December 31, 1997, there were 49,077 restricted shares outstanding.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

7.   Long-Term Debt and Lines of Credit:

     In 1995 the Company entered into long-term borrowing agreements with a bank, which are repayable through 2002. These loans were used to partially finance acquisitions of businesses and for operations. Long-term debt consisted of the following at December 31, 1997 and 1996:

--------------------------------------------------------------------------------
(Amounts in thousands)                                       1997         1996
--------------------------------------------------------------------------------
Payable in foreign currency:
  7.87% Pound Sterling note due
  through 2002.........................................    $ 8,408       $ 9,129
  6.75% Deutsche Mark note due
  through 2002.........................................      2,432         3,224
Payable in US dollars:
  5.47% note due through 2002..........................      2,286         2,656
                                                           ---------------------
                                                            13,126        15,009
  Less current portion.................................      1,181         1,130
                                                           ---------------------
                                                           $11,945       $13,879
                                                           =====================
--------------------------------------------------------------------------------

     Aggregate maturities of long-term debt are: 1998 - $1,181,000, 1999 - $1,566,000, 2000 - $1,799,000, 2001 - $2,041,000, and 2002 - $6,539,000. At
December 31, 1997, the carrying amount of long-term debt approximates fair value.

     At December 31, 1997, the Company had lines of credit with banks totaling $71,432,000, generally at their prime interest rates, of which $23,702,000 of these lines of credit were unused.

8.   Long-Term Leases and Commitments:

     The Company leases equipment, which is primarily used at the Company's Information Services Center, for periods ranging up to 60 months. Obligations for this type of equipment for the next five years are as follows:

--------------------------------------------------------------------------------
                                                         Operating       Capital
(Amounts in thousands)                                     Leases         Leases
--------------------------------------------------------------------------------
1998....................................................   $22,942        $1,876
1999....................................................    19,405         1,708
2000....................................................    13,904         1,708
2001....................................................     5,355         1,209
2002....................................................       448           302
                                                           ---------------------
                                                           $62,054         6,803
                                                           =======
  Less interest.......................................................       968
                                                                          ------
   Present value of future capital
     lease obligations................................................    $5,835
                                                                          ======
--------------------------------------------------------------------------------

     Rental expenses for the operating leases described above were $27,532,000 in 1997, $29,694,000 in 1996, and $29,031,000 in 1995.

     Operating lease obligations for office space, primarily branch offices, expiring at various dates through 2002 require minimum aggregate annual rentals of: 1998 - $12,258,000, 1999 - $9,721,000, 2000 - $8,156,000, 2001 - $6,934,000,
2002 - $4,697,000. Rental expenses for these facilities amounted to $12,377,000 in 1997, $10,883,000 in 1996, and $10,421,000 in 1995.

     In 1995 the Company entered into a resale agreement with a supplier of client/server software applications. This agreement, which is renewable, expires in 2005. The minimum payments due under this agreement are: 1998 - $3,100,000, and 1999 - $2,600,000.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1997, 1996, and 1995

--------------------------------------------------------------------------------

9. Business Segment Information:

      The Company's only line of business is providing information service and system solutions to health organizations in the US and internationally. Revenues and operating profits for the three years ended December 31, 1997, and identifiable assets at the end of each of those years, classified by geographic area, were as follows:

------------------------------------------------------------------------------
(Amounts in thousands)                       1997         1996         1995
------------------------------------------------------------------------------
Revenues:
 US....................................    $802,713     $667,167     $569,347
 International.........................      93,522      111,907       92,764
                                           -----------------------------------
   Consolidated........................    $896,235     $779,074     $662,111
                                           ===================================
Operating Profit (Loss):
 US....................................    $108,116      $75,770      $61,956
 International.........................      (6,731)       6,141        7,533
                                           -----------------------------------
   Consolidated........................     101,385       81,911       69,489
Interest expense.......................       3,931        3,589        3,043
                                           -----------------------------------
Income before income taxes.............    $ 97,454      $78,322      $66,446
                                           ===================================
Identifiable assets:
 US....................................    $475,079     $369,257     $334,937
 International.........................      95,389       97,935       82,108
 Corporate assets......................      29,164       40,286       25,473
                                           -----------------------------------
   Total assets.......................     $599,632     $507,478     $442,518
                                           ===================================

------------------------------------------------------------------------------

      Operating profit equals total revenues less operating expenses and cost of hardware sales. In computing operating profit, interest expense is excluded. Identifiable assets are those assets of the Company that are associated with the operations in each geographic area. Corporate assets are cash and short-term investments. In 1997, 1996, and 1995, no single customer accounted for 10% or more of consolidated revenues.


10. Selected Quarterly Financial Data (Unaudited):

      The following table summarizes quarterly financial data for 1997 and 1996:

--------------------------------------------------------------------------------
(Amounts in thousands, except per share amounts)

                                        Income                       Net
                                        Before                     Income
                                        Income          Net       Per Share
Quarter                Revenues         Taxes         Income       Diluted
--------------------------------------------------------------------------------
1996:
   First               $173,094        $17,903        $11,168        $.44
   Second               193,722         18,924         11,829         .46
   Third                189,640         19,270         12,074         .48
   Fourth               222,618         22,225         13,929         .55
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1997:
   First               $209,879        $22,736        $14,096        $.56
   Second               213,394         23,420         14,521         .57
   Third                224,732         24,174         14,987         .59
   Fourth               248,230         27,124         16,818         .65
--------------------------------------------------------------------------------


11. Subsequent Events:

      On January 28, 1998, the Company completed a merger with Data-Plan Software GmbH. Under the terms of this agreement, the Company issued 1,119,428 shares of the Company's common stock and will account for this transaction as a pooling of interests. Pro forma information has not been provided due to immateriality.

      On January 31, 1998, the Company increased its ownership interest in Delta Health Systems from 50% to 100% by purchasing the remaining equity for $21,176,000 from Delta Computer Systems, Inc.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Report Of Independent Public Accountants

To the Stockholders and Board of Directors, Shared Medical Systems Corporation:

      We have audited the accompanying consolidated balance sheet of Shared Medical Systems Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shared Medical Systems Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


Philadelphia, PA                                             Arthur Andersen LLP
February 9, 1998
--------------------------------------------------------------------------------

Directors

R. James Macaleer, Chairman of the Board
Mr. Macaleer has been Chairman since the Company's founding in 1969. He also served as Chief Executive Officer from the Company's founding in 1969 until 1995.

Raymond K. Denworth, Jr., Director
Mr. Denworth has been a Director since 1976. He is of counsel to Drinker Biddle & Reath LLP, attorneys and counsel to the Company.

Frederick W. DeTurk, Director
Mr. DeTurk has been a Director since 1981. He is President of DeTurk Enterprises, Inc., a management consulting firm.

Josh S. Weston, Director
Mr. Weston has been a Director since 1987. He is Chairman of Automatic Data Processing, Inc., an information processing services company.

Jeffrey S. Rubin, Director
Mr. Rubin has been a Director since 1993. He is a partner of Boles Knop and Company LLC, an investment banking company.

Marvin S. Cadwell, Director, President, and Chief Executive Officer Mr. Cadwell has been a Director since 1995. He has served as President and Chief Executive Officer since 1995. Mr. Cadwell previously served in a variety of executive positions since joining the Company in 1975.

Gail R. Wilensky, Ph.D., Director
Dr. Wilensky has been a Director since 1996. She is a Senior
Fellow at Project HOPE, an international health education foundation. She serves as a formal and informal advisor to the government and private sector on healthcare reform.

Executive Officers

R. James Macaleer, Chairman of the Board

Marvin S. Cadwell, President and Chief Executive Officer

James C. Kelly, Secretary

V. Brewster Jones, Senior Vice President

Terrence W. Kyle, Senior Vice President, Treasurer, and
Assistant Secretary

Francis W. Lavelle, Senior Vice President

David F. Ferri, Senior Vice President

Guillermo N. Ramas, Sr., Senior Vice President and President of SMS International

Michael B. Costello, Vice President,
Administration and Corporate Communications

Edward J. Grady, Vice President, Controller, and
Assistant Treasurer

Bonnie L. Shuman, Vice President, General Counsel, and
Assistant Secretary

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
SMS Office Locations


--------------------------------------------------------------------------------

Corporate Headquarters

SMS
51 Valley Stream Parkway
Malvern, PA  19355
610-219-6300
www.smed.com



US Offices

Altoona, PA             Nashville, TN
814-944-1651            615-377-1244

Atlanta, GA             New Orleans, LA
770-993-2490            504-835-3894

Boston, MA              New York, NY
781-224-0817            212-563-2380

Brooklyn, NY            Oakland, CA
718-435-6300            510-444-0171

Charlotte, NC           Philadelphia, PA
704-362-4802            610-640-4490

Chicago, IL             Phoenix, AZ
847-806-0666            602-248-0328

Cleveland, OH           Pittsburgh, PA
216-524-0313            412-921-6400

Columbus, OH            Salt Lake City, UT
614-885-0198            800-243-8483

Dallas, TX              San Francisco, CA
972-783-6737            510-463-9750

Detroit, MI             San Juan, PR
248-449-2500            787-756-6700

Edison, NJ              Santa Barbara, CA
732-906-8900            805-964-5561

Ft. Lauderdale, FL      Seattle, WA
954-771-4880            425-827-4455

Herndon, VA             St. Louis, MO
703-713-3490            314-542-0100

Indianapolis, IN        Tulsa, OK
317-464-5148            918-524-5400

Kansas City, KS         Wilmington, DE
913-384-4811            302-478-3242

Los Angeles, CA
562-596-4554



International Administration

Key House
Sarum Hill
Basingstoke, Hampshire  RG21 8SR, England
011-44-1256-467556

Edificio Lariza
Avenida de los Encuartes, 21
28760 Tres Cantos
Madrid, Spain
011-34-1-807-7500


International Offices

Belgium                 Netherlands
Zaventem                Nieuwegein
011-32-2-725-0407       011-31-30-60-52852

Czech Republic          New Zealand
Brno                    Wellington
011-420-5-4222-1290     011-64-4-4711793

France                  Spain
Montpellier             Barcelona
011-33-46704-1143       011-34-3-201-6811

Germany                 Sevilla
Berlin                  011-34-5-450-1101
011-49-30-66-32034
                        United Kingdom
Eschborn                Basingstoke
011-49-6196-924-0       011-44-1256-357100

Essen                   Belfast
011-49-201-8921-0       011-44-1232-664941

Hamburg                 Huntingdon
011-49-40-899668-0      011-44-1480-434141

Paderborn               Manchester
011-49-5251-1811-0      011-44-1617-739211

Reichenbach             Warrington
011-49-3765-5513-0      011-44-1925-851171

St. Wolfgang
011-49-8085-17-0

Hungary
Budapest
011-36-1-251-14540

Ireland
Dublin
011-353-1-806-0800

Italy
Rome
011-39-6-439-3350

Annual Stockholders Meeting

The Annual SMS Stockholders Meeting will be held on Friday, May 15, 1998, at the Union League of Philadelphia, 140 South Broad Street, Philadelphia, Pennsylvania, at 11:30 a.m.

Common Stock

SMS common stock trades on the New York Stock Exchange under the symbol "SMS".

Transfer Agent

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ  07660
800-851-9677
www.chasemellon.com

Counsel

Drinker Biddle & Reath LLP
Philadelphia, PA

Independent Public Accountants

Arthur Andersen LLP
Philadelphia, PA

SMS Investor Relations
Investors and the financial community should direct inquiries to MaryBeth Alvin
Director, SMS of Investor Relations
610-219-6528
MaryBeth.Alvin@smed.com

MEMBER
AMERICAN
BUSINESS
CONFERENCE

SMS is an Equal Opportunity/Affirmative Action Employer.

[RECYCLE LOGO] This Annual Report is printed on recycled paper.

Design by Warkulwiz Design Associates. Photography on location at Crozer - Keystone Health System and SMS by H. Mark Weidman. Printing by Tursack Printing.

[SMS LOGO APPEARS HERE]
Shared Medical Systems
Corporation
51 Valley Stream Parkway
Malvern, PA 19355

610-219-6300
www.smed.com