Form 10-K405, Exhibit 13
period 1998-12-31
SHARED MEDICAL SYSTEMS CORP
filed 1999-03-31
CIK 89415

                                                                    Exhibit (13)

                                                              Annual Report 1998




                                Proven Solutions    in


                                                    a World


                                                    of Change

                                  [ART WORK APPEARS HERE]








[SMS LOGO APPEARS HERE]

[ARTWORK APPEARS HERE]





                SMS Annual Report 1998

                Contents

                A Message from the President and CEO                    2

                Financial Highlights                                    4

                Proven Solutions for the Changing World of Health       5

                A New World of Networks                                 6

                E-commerce and Healthcare                               8

                Future Preparedness                                    10

                Solutions into the 21st Century                        12

                Management's Discussion and Analysis                   13

                Selected Financial Data                                19

                Consolidated Balance Sheet                             20

                Consolidated Statement of Income                       21

                Consolidated Statement of Cash Flows                   22

                Consolidated Statement of Stockholders' Investment     23

                Notes to Consolidated Financial Statements             24

                Report of Independent Public Accountants               31

                General Company Information                            32

(C) Copyright 1999 SMS
    Shared Medical Systems Corporation

                                                                               1
Changing Times, Changing Industries

     The business of healthcare has changed profoundly over the past 30 years with the global focus on managed care. Today's dynamic healthcare systems - comprising multiple hospitals, clinics, outpatient treatment centers, physician offices, long-term care facilities, rehabilitation centers, home health agencies, and other providers - not only care for the sick but promote wellness in the communities they serve. Continued mergers, acquisitions, consolidations, and innovations are driving constant change within the health provider industry, creating more complex, more powerful, and more competitive healthcare entities. Further, new government regulations continue to add new challenges to the management of healthcare.

     The past three decades have also seen the dynamic advancement and proliferation of technology. Computers that once occupied whole rooms now fit in the palm of a hand. "Hot" technology now becomes obsolete just months or even weeks after its introduction. Frequent advancements in technology are radically altering the way we live and work. Technology has continuously become cheaper, smaller, and more accessible, leading to more sophisticated users who demand easy access to information, anytime, anywhere.

     Change in these two dynamic industries - and the Company's ability to adapt and respond - have fueled SMS' success. At no other time have healthcare customers had such a critical need for SMS' assistance in cost effectively managing and applying technology to meet strategic information needs. The approach of the year 2000 further intensifies this critical need, and, as always, SMS is well prepared to help customers manage continuing change. For more than 30 years, healthcare customers have relied on SMS for proven solutions to anticipate and successfully navigate the world of change.

[ART WORK APPEARS HERE]

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



Our Beliefs:

Focus on people as our most important asset. Satisfy our customers and exceed their expectations. Strive for excellence in everything we do.

[PICTURE OF MARVIN S. CADWELL, DIRECTOR, PRESIDENT, AND CHIEF EXECUTIVE OFFICER APPEARS HERE]

To Our Shareholders:

     Amidst new challenges and an ever-accelerating rate of change, SMS' 30th year was highlighted by much success. The Company achieved a number of key objectives and continued to provide results-oriented, customer-focused information solutions for healthcare.

     Our overall results were very good despite challenges in Europe. Net income exceeded $70 million, up nearly 16 percent over 1997. Diluted net income per share was $2.62, an increase of nearly 14 percent over 1997. Total revenues for 1998 increased more than 23 percent over 1997 to exceed $1.1 billion. Consolidated gross sales for 1998 also hit a Company high at over $1.4 billion. The total amount of future revenues under contract exceeded $2.4 billion.

     In 1998, SMS made significant strides worldwide by announcing new products, expanding services, and entering new markets. New products in 1998 strengthened the Company's market position and provided new functionality for customers. Notably, the general availability of several NOVIUS(R) applications was met with outstanding results in the marketplace.

     Leveraging a clear strength in network computing, SMS continued to expand remote processing services to include new platforms and applications. The SMS Information Services Center (ISC) - perhaps the largest healthcare data processing center in the world - is a resource customers have relied upon, and we believe, will continue to depend upon. SMS is already prepared, for example, to take on new customers who require urgent implementations of Year 2000 (Y2K) compliant systems.

     New SMS product and service offerings capitalize on the Company's networking expertise as well as the power of the SMS network and global networks such as the Internet, to provide customers with "e-health" opportunities. For example, SMS now offers clinicians easy, secure, Internet-based access to clinical information from virtually any location. As well, SMS' subsidiary, Healthcare Data Exchange (HDX), added multiple services to its electronic data interchange roster in 1998 and achieved a 40 percent increase in the number of providers receiving new services.

     To further improve our global market presence, SMS completed important acquisitions in Europe and North America. Acquisitions in Germany, France, and Italy enhanced SMS' systems and platform offerings overseas and significantly increased our European customer base. Acquisitions in the US solidified our presence in the home health marketplace as well as forged our entry into the long-term care market.

     While our overall financial results were strong, our International results, as well as overall profitability rates, fell below our expectations in 1998. The planning and implementation of the common European economy continued to weaken sales across Europe throughout 1998. While combined International revenues increased 13 percent, SMS International operations experienced operating losses.

     The Company's 1999 goals are very clear. We intend to progress toward our growth and margin objectives while providing superior service for our loyal customers during this year of unique change. In both International results and consolidated profitability, we have taken steps toward better performance in 1999. We were encouraged by fourth quarter sales in Europe and are optimistic of improved results in 1999. The strong need for Y2K compliance in our overseas markets will increase demand for our proven solutions. The increasing complexity of networks and technology, and the need for accurate information anytime, anywhere, are generating increased demand worldwide for professional services and other solutions from SMS.

     Likewise, we will continue to focus on convergence of applications and technology to improve efficiency. We continued in 1998 to consolidate duplicate functions throughout the Company, and we will continue the effort in 1999. These actions will not only improve our efficiency; they will create products and services that are more easily integrated at a time when our markets will be demanding integration.

     While our 1998 results were good, we are already working to make 1999 even better. As we look ahead, we approach 2000 not with trepidation, but with enthusiasm, and the knowledge that SMS is well positioned to address what will be another year of dramatic change, followed by the opportunities of the new millennium.

     SMS' people remain our greatest asset. Their expertise, customer focus, and breadth of knowledge related to technology and healthcare provide a strong foundation upon which to build the solutions the health industry will demand as we enter the 21st Century.

     Every day, SMS provides proven solutions that help customers streamline operations, improve the quality of decision-making and care, and better manage their information systems resources. It is this vision of improving health worldwide - and SMS' very real contribution toward that vision - that inspires and motivates our employees and leads us to higher levels of performance. This, in turn, leads to higher levels of performance for our customers and our shareholders.

     In the next year, the Company looks forward to providing higher levels of service; improving the Company's overall value for employees, customers, and shareholders; and confidently leading the way with proven solutions in a world of change.

Sincerely,

/S/ Marvin S. Cadwell

Marvin S. Cadwell
President and CEO

Achievements of Note

 . Achieved record revenues and sales.

 . Attained Year 2000 Certification by the Information
  Technology Association of America (ITAA), which said
  SMS meets the industry's best software development practices for addressing the Year 2000 issue.

 . Announced the general availability of new products, such as the first seven NOVIUS(R) solutions, HealthAnswers(R), and Net Access(TM).

 . Increased other service offerings, including those related to remote processing, customer education, and customer services.

 . Grew electronic data interchange services and added
  40 percent more provider customers for these services.

 . Maintained a high level of customer retention and signed significant new customer agreements.

 . Enhanced existing SMS products with additional functionality.

 . Acquired key companies to expand product and service offerings worldwide.

 . Created new development and marketing partnerships that enhance SMS' products and services.

 . Focused on organization convergence and alignment to continue reducing redundancy.

 . Received industry recognition for excellence with the SMS Clinician Workstation(TM), SMS Lifetime
  Clinical Record(R), NOVIUS Clinical Manager, and Delta
  Home Health.

 . Recorded, at one site alone, over 65 million results stored within the SMS Lifetime Clinical Record(R) clinical data repository, perhaps the most widely deployed clinical data repository in the industry.

 . Achieved "Gold Certified Partner" status with networking partner, Cisco Systems, and was the only healthcare information systems provider to do so.

 . Named "Best Employer for Working Parents" by the
  Delaware Valley Child Care Council.

 . Received the "Corporate Lifetime Achievement/
  Master Technology Award" from the Eastern
  Technology Council.

[ART WORK APPEARS HERE]

[SMS LOGO APPEARS HERE]

Annual Report 1998


Financial Highlights
(Amounts in thousands, except per share amounts)
-------------------------------------------------------------------------------
Operating Results:                                  1998      1997*  % Increase
-------------------------------------------------------------------------------
Revenues                                        $1,135,393  $921,341      23.2%
-------------------------------------------------------------------------------
Income Before Income Taxes                        $114,199   $98,551      15.9%
-------------------------------------------------------------------------------
Net Income                                         $70,803   $61,102      15.9%
-------------------------------------------------------------------------------
Net Income Per Share - Diluted                       $2.62     $2.30      13.9%
-------------------------------------------------------------------------------
Cash Dividends Declared Per Share                     $.84      $.84        -
-------------------------------------------------------------------------------
Weighted Average Common Shares - Diluted            27,043    26,608       1.6%
-------------------------------------------------------------------------------
Year End Position:
-------------------------------------------------------------------------------
Total Assets                                      $808,448  $613,976      31.7%
-------------------------------------------------------------------------------
Retained Earnings                                 $385,401  $334,981      15.1%
-------------------------------------------------------------------------------
Total Stockholders' Investment                    $399,350  $329,857      21.1%
-------------------------------------------------------------------------------
Common Stock Outstanding                            26,606    26,206
-------------------------------------------------------------------------------
Number of Stockholders of Record                     7,332     5,992
-------------------------------------------------------------------------------

* Restated to reflect the acquisition of Data-Plan Software GmbH in 1998, which was accounted for as a pooling of interests.

[BAR GRAPHS OF 5-YEAR HISTORY FOR TOTAL REVENUES, NET INCOME, AND NET INCOME INCOME PER SHARE-DILUTED APPEAR HERE]

                                                                               5
Proven Solutions for the Changing World of Health

     SMS solutions facilitate the cost-effective delivery and management of care across the many organizations that comprise a health enterprise, such as hospitals, physician groups, clinics, diagnostic and therapeutic centers, extended care settings, and home health agencies. Our systems and services streamline patient intake and access, optimize health and care management, deliver workflow support to physicians and other providers, and provide information support to enable healthcare organization leaders to monitor and manage outcomes.

     Our goal? To integrate all relevant healthcare information into a unified, secure computer-based patient record system. SMS systems capture and manage full patient or member data starting the moment that person enters the health system - from initial registration, scheduling, and insurance verification; to clinical records, lab results, x-rays, and pharmacy orders; to billing and financial records. Collective patient information across the health enterprise is a powerful tool for clinicians and health organization leaders, who can use the information to spot and track trends, manage chronic disease, provide needed education, and manage the overall health of the populations they serve.

     SMS solutions also support physicians and other providers by streamlining workflow and making it easier to capture and retrieve patient data and by providing online tools and knowledge bases that aid in better decision making and patient care.

     Additionally, SMS systems enable health executives to manage cost and quality while planning effectively to stay competitive. Executives use SMS tools to review services being provided, monitor utilization rates, ensure regulatory compliance, benchmark best practices, and assess costs and return on investment.

     At the core of every SMS solution is service. Our global team of 7,000 health and technology professionals provides expert service, from planning through implementation to ongoing support and education. Over 60 worldwide support offices, our 24-hour-per-day customer service center, and our regional education centers provide assistance when and where needed. From creating and managing networks and end-user requirements, to implementing systems, reengineering business processes, and directing IS and business office operations, SMS' comprehensive services cover everything from technology and business consulting to outsourcing and education.

     Alliances with key allied and strategic partners enable SMS to address specialty needs. These partners, for example, provide customers with tools such as clinical reference databases and critical care charting products.

     SMS' comprehensive and proven solutions - comprising applications, technology, and services that address our customers' processes - provide customers a single source for their information needs now and into the future. In total, SMS solutions support the health enterprise in its goals of improving overall quality of care, financial performance, and the satisfaction of those they serve.

[ART WORK APPEARS HERE]

SMS' comprehensive and

proven solutions -

comprising applications, technology,

and services that address

our customers' processes -

provide customers a single source

for their information needs

now and into the future.

[ART WORK APPEARS HERE]

A New World of Networks

     Vast networks are changing global communication and commerce. Transactions that once took days to complete now take seconds with instant connections made possible over networks. New wireless technologies facilitate computing anytime, anywhere. Through today's technologies, a physician, for instance, can check e-mail, prescribe treatment, or respond to clinical alerts from any location - home, hospital, office, or airport. Information can be communicated via laptops, palmtop PCs, and other go-anywhere devices.

     An unmatched networks expert, SMS operates a vast private health-related intranet, the SMS Information Services Center (ISC). The ISC's 500,000 miles of communication lines connect 900 customer locations with nearly 300,000 end-user devices across the most responsive, reliable environment in our industry.

     This extensive network supports both SMS and non-SMS systems and a variety of technologies and platforms, and it boasts an immense 23 terabytes of online disk storage. The ISC recently hit a milestone with more than 40,600,000 transactions processed in a single day, and its capacity continues to grow with need. SMS has over 30 years of network knowledge, cultivated by founding, expanding, and operating this sophisticated network.

[ART WORK APPEARS HERE]

SMS is developing uses
for new communication
devices, such as the two-way
pager shown here, that will
enable healthcare providers to
receive and respond to patient
alerts from any location.

[CUSTOMER CALL-OUT QUOTE APPEARS HERE]

ETMC Regional Healthcare System
Tyler, Texas

The East Texas Medical Center (ETMC) Regional
Healthcare System provides care for communities from Dallas, Texas, to Louisiana. More than 40 facilities, including hospitals, laboratories, and other ambulatory care centers, make up the 30-county regional health system network. ETMC chose SMS as an information solutions partner that could help them cost effectively provide healthcare services to local and, in many cases, rural communities.

In particular, ETMC Diagnostic Reference Laboratories use SMS solutions in a highly successful, decentralized referral laboratory business. While much of the actual lab testing is done at ETMC headquarters or at other designated testing facilities, SMS technology enables
ETMC to keep track of this activity and send lab results online to hundreds of physicians throughout the region.
Over the last three years, the ETMC lab business has grown threefold in terms of gross revenue and testing volume - yet it has one of the lowest production costs per test in the United States.

"Our ability to offer cost-effective, high-quality healthcare in all the communities we serve is largely technology-dependent," said Paula Anthony, CIO of ETMC Regional Healthcare System. "The level of service and partnership we receive from SMS, as well as the SMS systems we rely on, enables us to achieve our goals."

                                                                               7
[ART WORK APPEARS HERE]

Smaller, versatile, portable
devices such as this handheld
computer model can truly "go
anywhere" with a physician or
other clinician and provide
quick access to needed
applications at the bedside or
in the office.  This screen can
swivel upright for desktop use,
as shown here, or fold flat for
use as a tablet using touch
screen or pen computing
capabilities.

     In 1998, the Company had an extraordinary opportunity to demonstrate this expertise with the much-publicized acquisition of eight Allegheny Health and Research Foundation (AHERF) East hospitals by Tenet Healthcare Corporation. (See customer profile, this page.) The Company's exclusive ISC environment, our strong focus on service, as well as the expertise of our people uniquely positioned SMS to proficiently accomplish the task.

     SMS also helps healthcare customers manage a variety of network needs, from planning, implementing, and managing complete networks and the connected desktops and servers to cost effectively outsourcing full information systems operations. SMS even assists customers with remote management of their networks, monitoring and assessing the operations and identifying and addressing issues, all from the ISC at SMS headquarters.

     As a solution provider, SMS is well-equipped to provide and support the technology and network infrastructure needed to manage the many information needs across a health enterprise.

[CUSTOMER CALL-OUT QUOTE]

Tenet Healthcare Corporation
Pennsylvania Region

Following its purchase of the eight former Allegheny
Health and Research Foundation (AHERF) East hospitals in Philadelphia, Tenet Healthcare Corporation faced monumental and immediate challenges to migrate, consolidate, and centralize its information systems. Tenet selected SMS, with a reputation for developing successful solutions to complex problems, as the clear choice to accomplish this critical mission.

Despite significant obstacles - including a stringent migration deadline - SMS led the team effort with Tenet, AHERF, and others to successfully migrate 1.3 terabytes of data from the AHERF data center in Pittsburgh to the SMS Information Services Center in Malvern,
Pennsylvania.

"This process involved the most critical areas of operation for Tenet, including our clinical systems, billing, and the desktops in our hospitals and physician offices," noted Stephen Brown, CIO at Tenet Healthcare.
"We needed a failsafe IT migration plan to move these systems. Ensuring a smooth transition topped our concerns so that our ability to provide high-quality patient care would not be disrupted in any way. The fact that a complex migration of this size was successfully and rapidly completed must be considered an important achievement for both Tenet and SMS."

[ART WORK APPEARS HERE]

E-commerce and Healthcare

     The expansion of global networks is spawning many new business opportunities as consumers worldwide increasingly use networks to access and share information and buy and sell goods or services directly - without ever leaving home. "E-commerce" opportunities in virtually every type of business, healthcare included, seem limitless.

     SMS is leading healthcare customers in using networks, such as the Internet, to deliver community health services. A first-of-its-kind "e-health" initiative is already under way with the Virtua Health* community in New Jersey. Through an innovative "Community Health Advancement through Technology" project, 240 diabetic patients and 60 physicians are reporting daily health information over the World Wide Web. Using Intel technology and the Internet-based, medical management tools of HealthAnswers, participants track and report information such as blood sugar levels, medication use, diet, and activity. Virtua Health physicians and other health professionals then provide online, real-time medical assessment and advice.

     The Company also offers comprehensive Internet and intranet services to customers to help them not only access but create and maintain a presence on the World Wide Web. SMS creates, maintains, and hosts Web sites; establishes secure "firewalls"; and acts as an Internet Service Provider for customers, providing secure Internet access through SMS servers.

[CUSTOMER CALL-OUT QUOTE]

Istituti Clinici di Perfezionamento
Milan, Italy

Located in Milan, the center of Italy's commerce and industry, Istituti Clinici di Perfezionamento comprises four public, acute, multispecialized hospitals. The Institute is known for excellence in gynecology, obstetrics, and pediatrics, and is the reference center in these fields across northern Italy.

In the continuous search for care excellence and improvement, the Institute, which manages more than 1,500 beds, contracted with SMS for facilities management outsourcing of their information systems operations. SMS manages the system as well as the integration of hardware, software, and network solutions of different suppliers, and trains and supports the users.
The Institute uses SMS systems to support the entire health arena, from admission/discharge/transfer to scheduling, outpatient management, medical records, orders, and executive systems.

The Institute says the SMS system is flexible and modular and effectively supports the hospital's day-to-day needs. They say it has been able to supply the basis for improvements in the organization.

"The adoption of the SMS information system is positively proceeding and gives the Institute the possibility to manage its own information knowledge in the most efficient way, without any redundancies and with advantages in efficiency and information accessibility," said General Manager Dr. Andrea
Matiussi. He added, "The hospital's information systems operation has been made easier by the outsourcing, which allows a real partnership on common projects between the hospital and SMS."

* Virtua Health is the result of the partnership between West Jersey Health System and Memorial Health Alliance.

     This year, we also introduced tools such as Net Access, a Web browser-based tool that allows physicians to easily access and organize patient clinical data from a variety of sources. Net Access enables physicians to easily and securely view, via the Internet, extensive clinical information, such as orders, results, and lab, radiology, and document images, housed in SMS applications. Another tool, SMS HEALTHConX/TM/, provides secure Internet access to the SMS intranet.

     Further, SMS provides e-commerce services to help health providers manage their business-to-business relationships. SMS' industry-leading electronic data interchange services connect providers to payers with services that verify patient identification and insurance coverage; automate referrals; electronically process Medicare and other payer claims; and provide electronic remittances. These services help customers increase revenue by reducing claim denials, increasing cash collections, decreasing the risk of unauthorized patient care, and improving overall efficiency of administrative processes. SMS remains involved as electronic commerce standards are defined as part of the Health Insurance Portability and Accountability Act (HIPAA) in the United States.

     As customers seek ways to exploit networks and create new ways of doing business, they rely on SMS, a proven leader in network solutions.

Through relatively inexpensive,
small-scale devices such as
this Internet phone, clinicians
can cost effectively access
SMS applications or Internet-
based medical databases in
areas where there may not be
physical space for a PC.

[ART WORK APPEARS HERE]

[CUSTOMER CALL-OUT QUOTE]

L'adozione del sistema informativo della
SMS sta procedendo positivamente e
permette all'Istituto di gestire il proprio patrimonio informativo nel modo piu funzionale e senza alcuna ridondanza con i conseguenti vantaggi in termini di efficienza e accessibilita delle informazioni. L'attivita di informatizzazione degli ospedali e resa piu facile dalla formula dell'outsourcing che permette una partnership reale su progetti comuni tra l'azienda e la SMS."

Dr. Andrea Matiussi
General Manager
Istituti Clinici di Perfezionamento

Future Preparedness

     At no time has future preparedness been a more visible, critical issue. As we approach the new millennium, the world is hurriedly preparing to become Year 2000 (Y2K) compliant to avoid systems confusion between the years 1900 and 2000. Most recently, after a rigorous certification process, SMS was the first US healthcare information systems company to achieve Y2K certification from the Information Technology Association of America. This certification means that SMS meets the information technology industry's best software development practices for addressing the Y2K issue. SMS is working with customers to help them ensure their operations are compliant by year-end 1999.

     The Company continues to invest in development, ensuring we provide solutions that meet the needs of those transitioning from a hospital or physician environment to an integrated health enterprise world. SMS consistently makes significant investments in research and development.

     SMS seeks customer input through our leading-edge integration and testing facility where we solicit customer input and testing feedback on systems in development. This customer-focused testing and development leads SMS to stronger solutions that more effectively meet customer needs.

     To gain additional perspective, SMS hosted a first-of-its-kind Clinical Vision 2005 conference, encompassing more than 70 experts and practitioners from the fields of health, higher education, and technology. The group spent three days discussing the healthcare delivery environment of the year 2005, forces affecting the healthcare market, and the roles SMS will play in addressing the needs from a system, service, and relationship perspective.

     We also continue to explore the future of technology to give customers effective tools to meet their business objectives. Telemedicine tools, such as videoconferencing and voice integration, are already in use by some customers for such things as cross-continent cardiology consulting and medical education. SMS is also researching and developing uses for new technology devices (e.g., Internet phones), high-speed wireless networks, biometric security systems (e.g., handprint, fingerprint, and retinal scan recognition), and other high-speed networking tools.


Our participation and leadership
on over 80 standards boards
and associations ensure SMS
solutions are both present-and
future-focused and can be deployed
globally and integrated effectively
with non-SMS systems.

[ART WORK APPEARS HERE]

[ART WORK APPEARS HERE]

SMS customers are already
using state-of-the-art security
measures to access their
systems.  This tiny key fob,
for instance, generates a new,
personalized ID number every
30 seconds, which the user
enters in combination with
traditional passwords and
logons. The device is an
added security measure for
those accessing systems via
the Internet.

     Our participation and leadership on over 80 standards boards and associations ensures SMS solutions are both present- and future-focused and can be deployed globally and integrate effectively with non-SMS systems. At no time have standards been more important as health organizations merge and combine multiple, disparate systems.

     Strategic partnerships with other world-class service providers extend SMS' ability to provide value for customers. Partnerships with companies such as AT&T, Cisco Systems, IBM, Lawson, Microsoft, and others enable SMS to quickly and cost effectively advance our strategic goals and expand our offerings for customers. SMS also provides the voice of healthcare to these partners and can thereby influence development activities that directly affect our customers.

     SMS ensures customers are empowered through information solutions to compete effectively as healthcare and technology environments evolve.

[CUSTOMER CALL-OUT QUOTE]

Meridian Health System
Neptune, New Jersey

Formed in 1997 from the merger of Jersey Shore Medical
Center, Riverview Medical Center, and The Medical
Center of Ocean County, Meridian Health System serves central New Jersey with more than 1,300 inpatient beds, a rehabilitation facility, several skilled nursing facilities, 2 home health agencies, multiple ambulatory service facilities, and a growing network exceeding 1,500 affiliated physicians. SMS and Meridian partnered to create and implement, in a matter of months, a master plan to consolidate disparate information systems to improve quality of care and financial performance.

A key clinical component of the plan targeted savings in Meridian's critical care units, which typically incur the highest inpatient costs. Meridian implemented a sophisticated SMS system with clinical alerts and remind-ers to warn physicians of potential conflicts in care orders, including prescriptions, lab results, and dietary factors. The SMS system also allows physicians to assess treatment options, based on patient history, and identify medications that are more cost effective. As a result of the SMS system, Meridian has identified the potential for significant savings and improved quality of care.

"By identifying potential allergic reactions and drug-drug interactions, SMS clinical notices provide our physicians with rapid access and up-to-the-minute information while placing medication orders," noted Becki Weber, Vice
President and CIO at Meridian Health System. "SMS' solutions have improved our financial performance, our competitive position, and the quality of patient care.
Our partnership with SMS continues to produce results that benefit physicians, patients, and the community we serve."

[ART WORK APPEARS HERE]

SMS and its outstanding team
of professionals look forward
to the new technologies,
new modes of healthcare,
new partnerships, and other
certain changes that await us
as we enter the next century.

Solutions into the 21st Century

     For more than 30 years, SMS has anticipated and leveraged advancements in the technology and healthcare industries to meet our customers' changing needs. Our single vision remains our compass: to be the information solutions company of choice for the health industry and its professionals - working together to improve health worldwide.

     While focused on the future, SMS provides proven information solutions for today's health providers - helping them manage current needs while anticipating change and laying a strong foundation for tomorrow.

     SMS and its outstanding team of professionals look forward to the new technologies, new modes of healthcare, new partnerships, and other certain changes that await us as we enter the next century. We look forward to leading the way with proven solutions in a world of change.


[ART WORK APPEARS HERE]

[CUSTOMER CALL-OUT QUOTE]

Denver Health and Hospitals
Denver, Colorado

In 1996, data quality issues identified during a periodic grant review threatened Denver Health and Hospital's federal funding, worth over $8.2 million a year. A model for integrated community health, Denver Health relies on this funding to operate its network of 12 clinics located throughout Denver's low-income neighborhoods.

Denver Health unanimously selected SMS as its partner of choice and launched the partnership with an aggres-sive effort that leveraged SMS systems to capture the data needed to satisfy its federal reporting requirements.
At the same time, SMS' process reengineering and stan-dardization efforts addressed user compliance issues.

Just over a year after implementing SMS systems, Denver Health began noticing improvements to its bottom line. Equipped with new billing workflows that enhanced billing and staff productivity, Denver Health increased cash collections by more than $20 million.
Furthermore, new reports and quality indicators enabled
Denver Health to capture and monitor data for decision support purposes while fulfilling federal reporting requirements. In fact, when federal reviewers returned to observe the new systems and reporting structures, they deemed the grant secure.

According to Dr. Patty Gabow, Medical Director and
CEO, "The combination of SMS systems, training, and process reengineering efforts brought discipline as well as automation to previously inconsistent, manual processes." Additionally, Dr. Gabow said the achievements made to date have given Denver Health employees a sense of pride. "When you give good data, you get credibility with people who are really important to you," she said. "Our partnership with SMS enabled us to change a culture. We raised the bar and adapted the way people were doing things to a proven system. In short, we hit a home run."

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations


--------------------------------------------------------------------------------
RESULTS OF OPERATIONS - OVERVIEW

     The Company provides information solutions to health enterprises, such as integrated health networks, multientity health corporations, hospitals, physician groups, and other health providers worldwide.

     The Company's revenues are comprised of service and system fees and the sale of computer hardware. Service and system fees are derived primarily from software and related services and professional services. Fees from software and related services are generated from term or perpetual software licenses and associated processing and support. The Company's professional services consist of a variety of services related to its information processing systems, such as system installation, software and network customization, information system planning and integration, business office consulting, facilities management, and education.

     The Company's information systems operate on hardware platforms that range from personal computers, to client/server networks, to minicomputers, to mainframes, which can be operated at the customer's site, at the Company's Information Services Center (i.e., remotely), or as part of a distributed network, depending on the type of system or service selected. Equipment utilized by the customer can be provided by the Company under fixed-period lease or sales agreements. Revenues recognized from the sale of computer hardware can fluctuate due to variations in the mix of products sold and the timing of sales and installations.

     As the information processing requirements of the health industry have continued to grow, the business of providing information solutions has become more complex. Changes in the way health enterprises are structured and reimbursed, combined with pressures to control costs, improve quality, and increase market share have created new and increased demands for the Company's services and systems.

     The majority of the Company's business is provided to customers through long-term contracts. These long-term contracts range from one to ten years and generally allow price increases annually based on external measures of inflation. The Company has increased some of its prices under these contract provisions. Revenues under long-term contracts are recognized as they are earned over the life of the contract.

     The Company has a significant amount of revenues that will be realized in the future as installation work is completed and services are performed. Management estimates the total amount of future revenues under contract at December 31, 1998 was in excess of $2.4 billion.

     Prior period financial results have been restated to reflect the Company's acquisition of Data-Plan Software GmbH, which was completed on January 28, 1998 and accounted for as a pooling of interests.


RESULTS OF OPERATIONS FOR 1998 COMPARED TO 1997

     In 1998, revenues grew 23.2%, to $1,135,393,000, compared to 1997. Income before income taxes and net income for the year ended December 31, 1998 were $114,199,000, an increase of 15.9%, and $70,803,000, an increase of 15.9%, respectively, compared to 1997.

 . Service and system fees revenues were $946,212,000, an increase of 17.9% in 1998 compared to 1997. North American revenues increased primarily due to higher levels of professional services and software and related services. The higher level of professional services was generally attributable to system installations, consulting, and facilities management fees. The increase in software and related services was due to higher levels of sales and installations to new and existing customers and support fees. International revenues grew due to increased sales and installations in certain countries and the effect of companies acquired during 1998. These increases were partially offset by the adverse impact of weak demand and difficult economic conditions in various European countries, due in part to governmental spending restrictions caused by the economic requirements of the European Monetary Union. International revenues were also reduced by approximately $3,300,000 due to the stronger US dollar relative to certain foreign currencies in 1998 compared to the prior year.

 . Hardware sales revenues increased to $189,181,000 in 1998 from $118,813,000 in 1997, primarily due to higher installations of mainframe systems to new and existing customers that process the Company's INVISION(R) product at their sites, and networking equipment, and changes in the timing and product mix of systems installed.

Shared Medical Systems Corporation
-----------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Analysis of Changes in Consolidated Cost and Expenses
                                                         1998           1997*
-----------------------------------------------------------------------------

Expenses as a percentage of service and system fees revenues:

        Operating and development.................      47.3%          47.2%
        Marketing and installation................      35.0%          33.6%
        General and administrative................       8.1%           9.1%
        Interest..................................       0.9%           0.5%

Cost as a percentage of hardware sales revenues:

        Cost of hardware sales....................      82.3%          82.4%

* Restated to reflect the acquisition of Data-Plan Software GmbH in 1998, which was accounted for as a pooling of interests.
-----------------------------------------------------------------------------

 . Operating and development expenses increased to 47.3% of service and system fees revenues in 1998 from 47.2% in 1997. This change was largely due to a higher rate of growth, as compared to the growth in service and system fees revenues, for personnel and related costs associated with support and consulting services provided to customers; and certain customer-related expenses, partially offset by a lower rate of growth for computer hardware and associated costs at the Company's Information Services Center.

 . Marketing and installation expenses increased to 35.0% of service and system fees revenues in 1998 from 33.6% in 1997. This increase was primarily due to a higher rate of growth, as compared to the growth in service and system fees revenues, for customer implementation costs, including costs incurred for external consultants, partially offset by a lower rate of growth for personnel expenses.

 . General and administrative expenses, as a percentage of service and system fees revenues, decreased to 8.1% in 1998 from 9.1% in 1997. This change was principally due to a lower rate of growth for personnel and related costs as part of the Company's continuing efforts to leverage administrative costs over an increasing revenue base.

 . Interest expense was $8,808,000 in 1998 compared to $3,987,000 in 1997. This change was attributable to a higher level of average outstanding short-term borrowings in 1998 compared to 1997. The increase in average outstanding short-term borrowings was partially due to funds used for businesses and investments acquired in 1998 and the fourth quarter of 1997.

 . Cost of hardware sales decreased to 82.3% of hardware sales revenues in 1998 from 82.4% in 1997. This change was primarily due to the different product mixes of systems installed during 1998 when compared to 1997.

 . Income taxes increased $5,947,000 in 1998 when compared to 1997. This change was due to an increase of $15,648,000 in income before income taxes. The Company's effective rate for federal, state, and foreign income taxes was 38.0% in 1998 and 1997.


RESULTS OF OPERATIONS FOR 1997 COMPARED TO 1996

     In 1997, revenues grew 14.2%, to $921,341,000, compared to 1996. Income before income taxes and net income for the year ended December 31, 1997 were $98,551,000, an increase of 26.2%, and $61,102,000, an increase of 25.3%, respectively, compared to 1996.

 . Service and system fees revenues were $802,528,000, an increase of 11.9% in 1997 compared to 1996. This increase was primarily due to higher levels of professional services and software and related services in North America. The higher level of professional services was attributable to growth in facilities management and system installation fees. The increase in software and related services was due to higher levels of sales and installations to new and existing customers and support fees. The increase in North American revenues was partially offset by a decrease in international revenues due to a lower level of service and system fees that was generally attributable to the negative impact on public spending in certain countries caused by the economic requirements of the European Monetary Union, and the negative impact of the stronger US dollar relative to certain foreign currencies in 1997 when compared to 1996 of approximately $9,500,000.

 . Hardware sales revenues increased to $118,813,000 in 1997 from $89,854,000 in 1996, primarily due to the installation of mainframe systems to new and existing customers that process the Company's INVISION(R) product at their sites, and changes in the timing and product mix of systems installed.

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Analysis of Changes in Consolidated Cost and Expenses
                                                         1997*          1996*
-----------------------------------------------------------------------------
Expenses as a percentage of
   service and system fees revenues:
        Operating and development..................      47.2%          48.0%
        Marketing and installation.................      33.6%          33.2%
        General and administrative.................       9.1%           9.2%
        Interest...................................       0.5%           0.5%

Cost as a percentage of hardware
   sales revenues:
        Cost of hardware sales.....................      82.4%          85.1%

* Restated to reflect the acquisition of Data-Plan Software GmbH in 1998, which was accounted for as a pooling of interests.
-----------------------------------------------------------------------------

 . Operating and development expenses decreased to 47.2% of service and system fees revenues in 1997 from 48.0% in 1996. This change was largely due to a lower rate of growth, as compared to the growth in service and system fees revenues, for computer hardware and associated costs at the Company's Information Services Center, partially offset by a higher rate of personnel and related costs for software development and facilities management services provided to customers.

 . Marketing and installation expenses increased to 33.6% of service and system fees revenues in 1997 from 33.2% in 1996. This increase was primarily due to a higher rate of growth, as compared to the growth in service and system fees revenues, for customer implementation costs.

 . General and administrative expenses, as a percentage of service and system fees revenues, decreased to 9.1% in 1997 from 9.2% in 1996. This change was principally due to the Company's continuing efforts to leverage administrative costs over an increasing revenue base, partially offset by provisions for bad debts and costs incurred for the acquisition of American Healthware Systems, Inc.

 . Interest expense was $3,987,000 in 1997 compared to $3,655,000 in 1996. This change was generally attributable to a higher level of average outstanding borrowings in 1997 compared to 1996.

 . Cost of hardware sales decreased to 82.4% of hardware sales revenues in 1997 from 85.1% in 1996. This change was primarily due to the different product mixes of systems installed during 1997 when compared to 1996.

 . Income taxes increased $8,127,000 in 1997 when compared to 1996. This change was principally due to an increase of $20,455,000 in income before income taxes. The Company's effective tax rate for federal, state, and foreign income taxes was 38.0% in 1997, which was in line with the 1996 rate of 37.5%.

INFLATION

     Significant portions of the Company's expenses are inflation sensitive. Rising costs for the years ended December 31, 1998, 1997, and 1996 have been partially offset by increased employee and computer productivity.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial position remained strong through 1998. Total assets increased from $522,592,000 at January 1, 1997 to $808,448,000 at December 31, 1998. Stockholders' investment increased from $286,098,000 to $399,350,000 over the same period. This growth resulted primarily from operations. Most of the Company's capital expenditures and working capital requirements were financed from operations supplemented by short-term borrowings. The major uses of funds during this period were for investments in computer software and equipment, construction of a corporate office building addition, the payment of quarterly dividends, and businesses and investments acquired. At December 31, 1998, cash and short-term investments were $40,070,000 compared to $42,124,000 at January 1, 1997.

     Net cash flows from operating activities generated $37,991,000 in 1998 compared to $36,479,000 in 1997. Cash flows from operating activities in 1998 were primarily attributable to net income, adjusted for non-cash expenses such as depreciation and amortization, of $116,486,000, partially offset by a $67,457,000 increase in accounts receivable, principally due to higher business levels, and a $29,173,000 increase in other assets, primarily due to the growth of long-term financing arrangements with customers.

     Net cash flows from operating activities generated $36,479,000 in 1997 compared to $79,488,000 in 1996. Cash flows from operating activities in 1997 were primarily attributable to net income, adjusted for non-cash expenses such as depreciation and amortization, of $100,551,000, partially offset by a $41,817,000 increase in other assets, primary due to the growth of long-term financing arrangements, and a $37,437,000 increase in accounts receivable, principally due to higher business levels.

Shared Medical Systems Corporation
-----------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)
-----------------------------------------------------------------------------

     The Company's investing activities were $119,628,000, $57,559,000, and $47,278,000 in 1998, 1997, and 1996, respectively. During this period, the Company's investments were primarily for equipment, computer software, construction of a corporate office building addition, and business investments and acquisitions.

     The following summarizes the Company's significant investments in computer software and equipment for the three-year period ended December 31, 1998:

----------------------------------------------------------------------------
(Amounts in thousands)                             1998      1997      1996
----------------------------------------------------------------------------
In-house computer and network
   communications equipment ..............        $18,556   $14,373  $17,205
Capitalized internally
   produced software .....................        $18,687   $12,737  $11,250
Purchased software .......................         $9,194    $7,619   $7,563
----------------------------------------------------------------------------

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

     The Company expended $24,592,000 during 1998, and $2,324,000 in 1997, as part of the cost to construct an office building addition at its corporate headquarters.

     In 1998, the Company increased its ownership in Delta Health Systems, a provider of information systems and services to home health organizations, from 50% to 100%, by purchasing the remaining equity for $21,176,000, and acquired Pyrenees Informatique, SA, a provider of healthcare information systems in France, for $10,812,000. In 1997, the Company invested $10,280,000 for a 15% share in the equity of Avio International Corporation (formerly Visteon Corporation), a provider of physician practice management software.

     The most significant use of cash for financing activities was for the payment of common stock dividends, which were $21,943,000 in 1998, $20,647,000 in 1997, and $21,983,000 in 1996. The most significant source of cash provided by financing activities was from short-term borrowings of $107,954,000, $26,594,000, and $884,000 in 1998, 1997 and 1996, respectively; and the exercise of stock options, for $6,246,000 in 1998, $8,903,000 in 1997, and $8,676,000 in
1996.

     Management is not aware of any potential material impairments to the Company's financial position. The most significant requirements for funds now anticipated are as follows:

 . Office building addition - The Company plans to complete construction of a 230,000 square-foot office building at the Company's corporate headquarters in mid-1999. The primary purpose of this addition is to consolidate corporate-based personnel currently located in leased office space. The estimated cost to complete this addition is $11,000,000.

 . Equipment - During 1999, the Company anticipates that capital expenditures for equipment will be in line with expenditures in recent years. Factors such as business activity levels, buy versus lease decisions, and vendor pricing will continue to affect capital equipment expenditures.

 . Dividends - During each of the past three years ended December 31, 1998, cash dividends declared were $.84 per share. All dividends were declared in the last month of each calendar quarter and paid the following month. The Company anticipates paying approximately $23,000,000 in dividends in 1999.

 . Stock repurchase - The Company's Board of Directors has authorized the repurchase of up to 5,000,000 shares of the Company's common stock. As of December 31, 1998, 2,873,500 shares, at a cumulative cost of $54,325,000 have been repurchased. No shares were repurchased under this plan during the three-year period ended December 31, 1998.

     The Company expects to finance most of its capital requirements from operations and from short-term and long-term borrowings. The Company plans a private placement of approximately $175,000,000 of long-term unsecured notes in early 1999 to reduce current notes payable, fund the cost to complete the corporate office building addition, and fund working capital requirements. Currently, the Company has lines of credit with banks, primarily based on LIBOR, of approximately $268,000,000. At December 31, 1998, approximately $109,000,000 of these lines of credit were unused.

----------------------------------------------------------------------------

----------------------------------------------------------------------------
YEAR 2000

     Computer systems which are designed to accept only two digits in the date field identifying the year may fail or malfunction when attempting to process dates after December 31, 1999. In 1995, the Company established a task force consisting of representatives from affected areas of the Company to oversee a Company-wide effort to deal with this "Year 2000" issue. This project team established a plan to coordinate the software changes necessary for the Company's products, the migration of Company customers to Year 2000 compliant versions of Company products, and the assessment and remediation, if necessary, of the Company's internal systems.

     The Company has completed development of Year 2000 ready versions for most of its applications, including all of the Company's major product offerings. The Company is continuing its efforts to complete the remaining application development work by mid-1999.

     The Company's primary efforts are now to assist its customers in migrating to the Year 2000 compliant versions of the Company's products. The Company is continuing to conduct an extensive customer education, training and communications program, which began in 1996, to provide information to customers regarding the necessary steps to be taken to achieve Year 2000 readiness of their Company systems.

     The Company believes that approximately 70% of the required upgrades of Company products in the North American customer base have been completed, and that most of the remaining upgrades in the North American customer base and most of the required upgrades in the Company's International customer base will be completed by mid-1999. The ability of the Company to assist its customers in installing Year 2000 compliant versions of its products will be dependent on the availability of Company and external resources, and the readiness and ability of customers to participate in such installations.

     The Company is continually assessing and informing customers of the Year 2000 compliance status of third-party products that customers use in connection with Company products. In many cases, customers have been or will be required to upgrade to newer software and or hardware products offered by such third-party vendors to achieve Year 2000 compliance of their information systems.

     While the Company expects a continued demand for its services, it is possible that the Year 2000 issue may cause a delay in the introduction of new products, and/or a decline in decisions to purchase new products by healthcare providers as they focus instead on efforts to update their current systems. Customer efforts to update their current systems, and potential constraints on available resources, could also cause delays in installation of the Company's products.

     Although the Company believes that it has taken adequate protective steps, it is possible that claims will be made against the Company should its customers experience Year 2000 problems. Among other matters such claims could relate to
(i) malfunctions in Company products, which have not been upgraded, whether because an enhancement has not been provided by the Company or because the Company-provided enhancement has not been installed by the customer, (ii) difficulties resulting from Year 2000 problems in third-party hardware or software used in connection with the operation of Company products, or (iii) consulting services provided by the Company to its customers concerning Year 2000 issues. The Company anticipates that claims may be made even in cases where the Company is not ultimately responsible.

     Costs incurred modifying products sold to customers have been recorded in accordance with the Company's policies for internally produced software. The majority of the Company's Year 2000 software development work has been integrated into the Company's operations in the normal course of business. The costs for such work have not been separately tracked and are therefore not practicably estimable.

     The Company continues to assess, test (where possible) and or seek assurance from third-party vendors regarding Year 2000 compliance of the Company's critical internal information technology and non-information technology systems such as utilities, including telecommunications used internally and at the Company's Information Services Center. Based on these efforts, the Company believes that a majority of such systems are now Year 2000 compliant. The Company is currently pursuing the remediation or replacement of its remaining non-compliant internal systems and expects that all of its critical internal systems will be compliant by mid-1999. Any failure in a critical internal system relating to Year 2000 problems, whether in a system maintained by the Company or by a third-party vendor, could have a material adverse effect on the Company's business operations. The costs to the Company of addressing the Year 2000 issue with respect to its internal systems have not been material and have been expensed as incurred. The Company does not expect the remaining costs of remediation with respect to such systems to be material.

Shared Medical Systems Corporation
-----------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)
-----------------------------------------------------------------------------

     The Company is currently in the process of developing contingency plans to deal with issues which may arise in 1999 and 2000, such as expected increases in customer upgrade and support activities, problems caused by customer delays in implementing Company or third-party upgrades, and possible disruptions in the Company's external support systems and internal systems. In addition to the alternate power and fuel source contingency systems already in place for the Company's Information Services Center, these plans include supplementing the Company's headquarters-based software support organization with additional technical resources from other areas of the Company during the critical period from Friday, December 31, 1999 through Monday, January 3, 2000, and forming auxiliary support centers in the Company's field organization. The Company expects that this contingency planning process will continue through 1999.

EURO CONVERSION

     On January 1, 1999, the participating countries of the European Union (EU) established fixed conversion rates between their existing currencies (legacy currencies) and the euro. Also on that date, the new European Central Bank began to direct monetary policy for each of the participating countries. Legacy currencies will remain legal tender in the participating countries as denominations of the euro through January 1, 2002. At that point, the participating countries will issue new euro-denominated bills and coins for use in cash transactions. All legacy currencies are to be withdrawn from circulation by July 1, 2002.

     The delivery and payment for healthcare services in Europe continue to be regulated on a country by country basis despite the creation of the EU. The Company's European businesses have historically been conducted directly in each European country in which the Company has customers. There are currently no significant cross border transactions among the Company's various European operating entities. Accordingly, the Company does not anticipate the euro conversion will have a material impact on its business operations.

     The Company is currently modifying or replacing its internal systems to be euro-compliant and does not expect the costs of such remediation to be material. The Company's European products have been developed for specific country requirements. These existing products are in the process of being modified to be euro-compliant. The Company also believes that its new client-server platform, which is intended to be marketed throughout Europe, is euro-compliant.

     While the Company believes that the measures it has taken in preparation for the euro conversion are adequate, certain risk factors could have a material adverse impact on the Company's European business operations including: (i) more intense competition in certain countries as a result of the new common currency, and (ii) malfunctions in critical information systems.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report contains forward-looking statements. Such statements, and any other forward-looking statements made by, or on behalf of the Company, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Among such factors are changes in length and composition of sales cycles; non-renewals of customer contracts; inability to keep pace with competitive, technological and market developments; failure to protect proprietary software; delays in product development; undetected errors in software products; customer reductions caused by health industry consolidation; difficulties in product installation; dependence on suppliers; interruption of availability of resources necessary to provide products and services; difficulties encountered by the Company, customers, or others in dealing with the Year 2000 and euro conversion issues; inability to successfully integrate acquired business operations; changes in economic, political and regulatory conditions on the health industry; regulation of additional products as medical devices by the US federal Food and Drug Administration; and fluctuations in the value of foreign currencies relative to the US dollar, interest rates, and taxes.

-----------------------------------------------------------------------------------------------------------------------------------
Selected Financial Data
(Amounts in thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                  1998           1997**         1996**        1995**         1994**
-----------------------------------------------------------------------------------------------------------------------------------

Summary of Consolidated Operations
-----------------------------------------------------------------------------------------------------------------------------------

Revenues............................................          $1,135,393       $921,341      $806,950       $689,978       $575,966
Cost and Expenses...................................          $1,021,194       $822,790      $728,854       $622,706       $516,210
Income Before Income Taxes..........................            $114,199        $98,551       $78,096        $67,272        $59,756
Income Taxes........................................             $43,396        $37,449       $29,322        $25,437        $22,441
Net Income..........................................             $70,803        $61,102       $48,774        $41,835        $37,315
Net Income Per Share - Basic........................               $2.68          $2.34         $1.89          $1.64          $1.48
Net Income Per Share - Diluted......................               $2.62          $2.30         $1.84          $1.60          $1.45
Weighted Average Common Shares - Basic..............              26,391         26,063        25,850         25,527         25,254
Weighted Average Common Shares - Diluted............              27,043         26,608        26,523         26,093         25,665
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Summary of Consolidated Financial Position
-----------------------------------------------------------------------------------------------------------------------------------

Current Assets......................................            $411,205       $319,260      $290,243       $239,894       $196,455
Total Assets........................................            $808,448       $613,976      $522,592       $459,075       $402,907
Current Liabilities.................................            $366,958       $229,584      $185,331       $150,554       $133,860
Long-Term Debt and Capital Leases...................             $14,386        $16,291       $15,361        $17,939         $6,379
Total Liabilities...................................            $409,098       $284,119      $236,494       $204,987       $179,287
Stockholders' Investment............................            $399,350       $329,857      $286,098       $254,088       $223,620
Common Shares Outstanding...........................              26,606         26,206        25,920         25,636         25,317
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Operating Ratios and Other Selected Financial Data
-----------------------------------------------------------------------------------------------------------------------------------

Operating Margin....................................                 8.5%           9.7%          9.0%           8.4%          9.4%
Hardware Margin.....................................                17.7%          17.6%         14.9%          21.6%         20.0%
Pretax Margin.......................................                10.1%          10.7%          9.7%           9.7%         10.4%
Net Margin..........................................                 6.2%           6.6%          6.0%           6.1%          6.5%
Effective Tax Rate..................................                38.0%          38.0%         37.5%          37.8%         37.6%
Return on Average Investment........................                19.4%          19.8%         18.1%          17.5%         17.6%
Working Capital.....................................             $44,247        $89,676      $104,912        $89,340       $62,595
Current Ratio.......................................              1.12:1         1.39:1        1.57:1         1.59:1        1.47:1
Stockholders' Investment Per Share..................              $15.01         $12.59        $11.04          $9.91         $8.83
Cash Dividends Declared Compared to Prior Year's
  Net Income........................................                36.4%          43.0%         52.7%          55.6%         60.3%
Cash Dividends Declared Per Share...................                $.84           $.84          $.84           $.84          $.84
Research and Development............................             $80,141        $65,919       $56,402        $46,846       $39,984
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Market Price and Dividends Declared Per Share *
-----------------------------------------------------------------------------------------------------------------------------------

First Quarter
   High.............................................             $79 3/8         $58 3/8        $62 7/8       $37 7/8       $29 3/8
   Low..............................................             $59 7/16        $44 3/4        $47 7/8       $30 7/8       $23 5/8
   Dividends Declared...............................            $.21            $.21           $.21          $.21          $.21
Second Quarter
   High.............................................             $82 11/16       $55 1/2        $72 1/8       $41 1/2       $28 1/4
   Low..............................................             $67             $36 3/4        $59 1/4       $32           $22 1/8
   Dividends Declared...............................            $.21            $.21           $.21          $.21          $.21
Third Quarter
   High.............................................             $86 1/2         $61 3/4        $66 3/4       $42 3/4       $28 1/2
   Low..............................................             $52             $47 1/2        $43 3/4       $35 5/8       $22 3/4
   Dividends Declared...............................            $.21            $.21           $.21          $.21          $.21
Fourth Quarter
   High.............................................             $56 5/8         $66 13/16      $58 3/4       $57 5/8       $34 1/2
   Low..............................................             $40 1/16        $52            $42 1/4       $37 3/8       $25 3/8
   Dividends Declared...............................            $.21            $.21           $.21          $.21          $.21
-----------------------------------------------------------------------------------------------------------------------------------

 * As of December 31, 1998, there were 7,332 stockholders of record and approximately 10,100 beneficial holders of the Company's common stock. The Company's common stock began trading on the New York Stock Exchange, Inc.
   (NYSE) under the symbol SMS on September 18, 1997. Prior to being listed on the NYSE, the Company's common stock was traded on the Nasdaq Stock Market under the symbol SMED. The prices shown in the table above are the high and low transaction prices for the last five years on the NYSE and the Nasdaq National Market, as applicable.

** Restated to reflect the acquisition of Data-Plan Software GmbH in 1998, which was accounted for as a pooling of interests.

Shared Medical Systems Corporation
------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet
(Amounts in thousands)



                                                                                              December 31
------------------------------------------------------------------------------------------------------------------
                                                                                       1998                 1997*
------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and short-term investments................................................   $ 40,070             $ 30,692
   Accounts receivable, net.......................................................    337,669              254,801
   Prepaid expenses and other current assets......................................     33,466               33,767
                                                                                     -----------------------------
     Total Current Assets.........................................................    411,205              319,260

Property and Equipment, net.......................................................    137,521              106,305

Computer Software, net............................................................     75,709               60,921

Other Assets......................................................................    184,013              127,490
                                                                                     -----------------------------
                                                                                     $808,448             $613,976
                                                                                     =============================
Liabilities and Stockholders' Investment
Current Liabilities:
   Notes payable..................................................................   $158,808             $ 49,692
   Current portion of long-term debt and capital leases...........................      3,437                2,670
   Dividends payable..............................................................      5,589                5,268
   Accounts payable...............................................................     42,029               33,562
   Accrued expenses...............................................................     86,499               75,370
   Current deferred revenues......................................................     40,206               36,677
   Accrued and current deferred income taxes......................................     30,390               26,345
                                                                                     -----------------------------
     Total Current Liabilities....................................................    366,958              229,584
                                                                                     -----------------------------

Deferred Revenues.................................................................      6,908                7,398
                                                                                     -----------------------------

Long-Term Debt and Capital Leases.................................................     14,386               16,291
                                                                                     -----------------------------

Deferred Income Taxes.............................................................     20,846               30,846
                                                                                     -----------------------------
Commitments and Contingencies

Stockholders' Investment:
   Preferred stock, par value $.10; authorized 1,000,000 shares;
     none issued.................................................................        -                    -
   Common stock, par value $.01; authorized 120,000,000 shares;
     30,635,512 shares issued in 1998 and 30,266,512 in 1997.....................         306                  303
   Paid-in capital...............................................................      79,773               59,897
   Retained earnings.............................................................     385,401              334,981
   Common stock in treasury, at cost, 4,029,773 shares in 1998
      and 4,060,785 in 1997......................................................     (55,497)             (56,021)
   Cumulative translation adjustment.............................................     (10,633)              (9,303)
                                                                                     -----------------------------
     Total Stockholders' Investment..............................................     399,350              329,857
                                                                                     -----------------------------
                                                                                     $808,448             $613,976
                                                                                     =============================

* Restated to reflect the acquisition of Data-Plan Software GmbH in 1998, which was accounted for as a pooling of interests.

The accompanying notes are an integral part of these statements.


Shared Medical Systems Corporation
-----------------------------------------------------------------------------------------------------------------
Consolidated Statement of Income
(Amounts in thousands, except per share amounts)

                                                                             Year Ended December 31
-----------------------------------------------------------------------------------------------------------------
                                                                  1998                1997*                1996*
-----------------------------------------------------------------------------------------------------------------
Revenues:
   Service and system fees..................................   $  946,212            $802,528            $717,096
   Hardware sales...........................................      189,181             118,813              89,854
                                                               --------------------------------------------------
                                                                1,135,393             921,341             806,950
                                                               --------------------------------------------------

Cost and Expenses:
   Operating and development................................      447,961             378,512             344,192
   Marketing and installation...............................      331,627             269,719             238,264
   General and administrative...............................       77,082              72,700              66,319
   Cost of hardware sales...................................      155,716              97,872              76,424
   Interest.................................................        8,808               3,987               3,655
                                                               --------------------------------------------------
                                                                1,021,194             822,790             728,854
                                                               --------------------------------------------------
Income Before Income Taxes..................................      114,199              98,551              78,096
Provision for Income Taxes..................................       43,396              37,449              29,322
                                                               --------------------------------------------------
Net Income..................................................   $   70,803            $ 61,102            $ 48,774
                                                               ==================================================


Net Income Per Share:
   Basic....................................................        $2.68               $2.34               $1.89
                                                               ==================================================
   Diluted..................................................        $2.62               $2.30               $1.84
                                                               ==================================================
Number of shares used to compute per share amounts:
   Basic....................................................       26,391              26,063              25,850
                                                               ==================================================
   Diluted..................................................       27,043              26,608              26,523
                                                               ==================================================

-----------------------------------------------------------------------------------------------------------------

* Restated to reflect the acquisition of Data-Plan Software GmbH in 1998, which was accounted for as a pooling of interests.


Shared Medical Systems Corporation
-------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Cash Flows
(Amounts in thousands)
                                                                               Year Ended December 31
-------------------------------------------------------------------------------------------------------------------
                                                                   1998                  1997*               1996*
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net income...............................................      $ 70,803            $ 61,102             $ 48,774
   Adjustments to reconcile net income to net cash
     provided by operating activities -
       Depreciation and amortization........................        45,683              39,449               39,389
       Asset (increase) decrease -
          Accounts receivable...............................       (67,457)            (37,437)             (35,406)
          Prepaid expenses and other current assets.........         2,564              (3,013)               1,669
          Other assets......................................       (29,173)            (41,817)              (5,809)
       Liability increase (decrease) -
          Accounts payable and accrued expenses.............         9,222              17,908               13,137
          Accrued and current deferred income taxes.........         4,481              11,180                3,982
          Deferred revenues.................................           869             (11,929)              14,194
          Deferred income taxes.............................         2,900               4,092                2,769
       Other................................................        (1,901)             (3,056)              (3,211)
                                                                 --------------------------------------------------
          Net cash provided by operating activities.........        37,991              36,479               79,488
                                                                 --------------------------------------------------

Cash Flows from Investing Activities:
   Property and equipment additions.........................       (56,251)            (27,255)             (29,074)
   Computer software additions..............................       (27,881)            (20,356)             (18,813)
   Businesses and investments acquired......................       (35,913)            (11,180)               -
   Equipment dispositions...................................           417               1,232                  609
                                                                 --------------------------------------------------
          Net cash used for investing activities............      (119,628)            (57,559)             (47,278)
                                                                 --------------------------------------------------

Cash Flows from Financing Activities:
   Dividends paid...........................................       (21,943)            (20,647)             (21,983)
   Exercise of stock options................................         6,246               8,903                8,676
   Increase in notes payable................................       107,954              26,594                  884
   Payments of long-term debt and capital lease obligations.        (1,138)             (5,560)              (3,090)
   Other....................................................          (104)                358                  (85)
                                                                 --------------------------------------------------
          Net cash provided by (used for)
           financing activities ............................        91,015               9,648              (15,598)
                                                                 --------------------------------------------------
Net Increase (Decrease) in Cash and Short-Term Investments..         9,378             (11,432)              16,612
Cash and Short-Term Investments, Beginning of Year..........        30,692              42,124               25,512
                                                                 --------------------------------------------------
Cash and Short-Term Investments, End of Year................     $  40,070            $ 30,692             $ 42,124
                                                                 ==================================================
-------------------------------------------------------------------------------------------------------------------

* Restated to reflect the acquisition of Data-Plan Software GmbH in 1998, which was accounted for as a pooling of interests.

The accompanying notes are an integral part of these statements.


Shared Medical Systems Corporation
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Investment*
For the Years Ended December 31, 1998, 1997, and 1996 (Amounts in thousands)

-----------------------------------------------------------------------------------------------------------------------------------

                                                                     Common Stock
                                                                     ------------                               Cumulative Compre-
                                                                             Par   Paid-in  Retained  Treasury Translation hensive
                                                                     Shares Value  Capital  Earnings    Stock   Adjustment  Income
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996..........................................   29,664  $296  $41,317  $268,119  $(55,286)   $ (358)
   Common stock transactions -
     Exercise of stock options, grant of
       restricted shares and issuance of stock....................      291     3    4,765                (507)
     Employee stock purchase plan.................................                                          11
     Tax benefit from the exercise of non-qualified
       stock options and vesting of restricted shares.............                   4,319
   Dividends on common stock ($.84 per share).....................                           (22,043)
   Net income.....................................................                            48,774                       $48,774
   Translation adjustment.........................................                                                (3,312)   (3,312)
                                                                     -------------------------------------------------------------
Balance, December 31, 1996........................................   29,955   299   50,401   294,850   (55,782)   (3,670)  $45,462
                                                                                                                           =======
   Common stock transactions -
     Exercise of stock options, grant of
       restricted shares and issuance of stock....................      312     4    5,785                (236)
     Employee stock purchase plan.................................                                          (3)
     Tax benefit from the exercise of non-qualified
       stock options and vesting of restricted shares.............                   3,711
   Dividends on common stock ($.84 per share).....................                           (20,971)
   Net income.....................................................                            61,102                       $61,102
   Translation adjustment.........................................                                                (5,633)   (5,633)
                                                                     -------------------------------------------------------------
Balance, December 31, 1997........................................   30,267   303   59,897   334,981   (56,021)   (9,303)  $55,469
                                                                                                                           =======
   Common stock transactions -
     Exercise of stock options and grant of
       restricted shares .........................................      181     1    3,655                 521
     Employee stock purchase plan.................................                                           3
     Tax benefit from the exercise of non-qualified
       stock options and vesting of restricted shares.............                   3,062
     Merger and acquisition transactions..........................      188     2   13,159     1,881
   Dividends on common stock ($.84 per share).....................                           (22,264)
   Net income.....................................................                            70,803                       $70,803
   Translation adjustment.........................................                                                (1,330)   (1,330)
                                                                     -------------------------------------------------------------
Balance, December 31, 1998........................................   30,636  $306  $79,773  $385,401  $(55,497) $(10,633)  $69,473
                                                                     =============================================================
----------------------------------------------------------------------------------------------------------------------------------

* Restated to reflect the acquisition of Data-Plan Software GmbH in 1998, which was accounted for as a pooling of interests.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1998, 1997, and 1996


--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries. The financial statements of the Company's foreign branches and subsidiaries are included in the accompanying consolidated financial statements on the basis of their fiscal year ends, all of which are within three months of the calendar year end. All significant intercompany transactions and accounts have been eliminated. Ownership investments in affiliates between 20% - 50% are accounted for under the equity method.

     Prior period financial results have been restated to reflect the Company's acquisition of Data-Plan Software GmbH, which was completed on January 28, 1998 and accounted for as a pooling of interests.

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

     Recognition of Revenues - The Company provides services, systems, and hardware based upon contractual agreements. Service revenues, which include software, processing, support, and professional services provided under term agreements, are recorded as services are performed over the life of the agreement. Service contracts have terms that range from one to ten years. System fees, consisting of software applications provided under perpetual licensing agreements and installation fees, are recognized, when collection is deemed probable, primarily over the system's installation period. Service and system fees are billable according to the terms in each customer contract. Hardware sales are recognized upon installation of the equipment at the customer site.

     Current and noncurrent deferred revenues totaling $47,114,000 at December 31, 1998 and $44,075,000 at December 31, 1997, represent funds received by the Company in advance of the performance of services or installation of systems, which are deferred and recognized as revenues when earned.

     Interest income from short-term investments included in revenues was $417,000 in 1998, $383,000 in 1997, and $368,000 in 1996.

     Accounts Receivable - Accounts receivable consists primarily of unsecured amounts due from the Company's customers. Included in accounts receivable at December 31, 1998 and 1997, were unbilled revenues recognized under certain long-term software license, installation, and hardware contracts of $128,864,000 and $119,641,000, respectively. Such unbilled receivables arise from the consistent application of the Company's revenue recognition policies. Invoicing of unbilled receivables, which generally occurs within six months of the recognition of the related revenues, is based upon the terms of the individual customer contracts.

     The Company's credit risk with respect to accounts receivable is concentrated in the health industry, which is highly influenced by governmental regulations. This concentration of credit risk is limited due to the number and types of entities comprising the Company's customer base and their geographic distribution. The Company routinely monitors its exposure to credit losses and maintains an allowance for anticipated losses. At December 31, 1998 and 1997, the allowance for doubtful accounts was $13,369,000 and $10,828,000, respectively.

     The Company has provided long-term financing arrangements for services, systems, and hardware to some of its customers. Some of these long-term financing arrangements are partially collateralized by customer equipment. The long-term portion of these financing arrangements, which are included in other assets, have terms ranging from three to ten years and interest rates, which may be stated or imputed, ranging from 5% to 12%. The long-term portion of these financing arrangements, which approximate fair value, was $76,450,000 and $53,401,000 at December 31, 1998 and 1997, respectively. Interest income earned on long-term financing arrangements was $8,103,000, $2,789,000, and $2,670,000 in 1998, 1997, and 1996, respectively. The Company has had no material negative collection experience associated with these long-term financing arrangements.

     Prepaid Expenses and Other Current Assets - Included in prepaid expenses and other current assets are deferred charges of $10,132,000 at December 31, 1998 and $7,250,000 at December 31, 1997, representing the cost of computer equipment, which will be expensed when the related hardware revenues are earned.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
     Property and Equipment, net - Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives, which range from two to fifteen years. The Company's buildings, not including equipment therein, are depreciated using a 45-year life. The major classes of property and equipment at December 31, 1998 and 1997 were as follows:

------------------------------------------------------------------------------
(Amounts in thousands)                                    1998          1997
------------------------------------------------------------------------------
Land and land improvements.................            $ 11,616       $ 11,615
Buildings, including construction
    in progress............................              92,193         64,559
Equipment..................................             212,481        188,563
                                                       -----------------------
                                                        316,290        264,737
   Less: accumulated depreciation
    and amortization.......................             178,769        158,432
                                                       -----------------------
                                                       $137,521       $106,305
                                                       =======================

------------------------------------------------------------------------------

     Research and Development - The Company expenses all research and non-capitalized development costs, which generally consist of costs incurred to establish the technological feasibility of internally produced computer software. These expenses, which were primarily for salaries of personnel and computer costs, were $80,141,000 in 1998, $65,919,000 in 1997, and $56,402,000
in 1996.

     Computer Software - Included in computer software are capitalized costs of internally produced computer software intended to be licensed to customers and capitalized and deferred costs of third-party software arrangements for customer use and internal operations.

     Capitalization for internally produced software begins when a project reaches technological feasibility and ends when the software is available for general release to customers. Technological feasibility for computer software development projects is established when detailed program designs, which substantiate that the software product can be produced to meet its design specifications, including applicable program functions, features and technical performance requirements, are completed. The Company amortizes computer software on a product-by-product basis using the greater of the amount computed by the straight-line method over the estimated useful life of the product, or the ratio of current revenues compared to total estimated revenues. Capitalized internally produced software costs, net of accumulated amortization, were $49,739,000 and $40,911,000 as of December 31, 1998 and 1997, respectively. Amortization related to capitalized internally produced software was $9,871,000 in 1998, $7,867,000 in 1997, and $7,993,000 in 1996.

     At December 31, 1998 and 1997, capitalized and deferred costs of third-party software arrangements, net of accumulated amortization, were $25,970,000 and $20,010,000, respectively.

     Accumulated amortization for computer software at December 31, 1998 and 1997 was $80,357,000 and $66,549,000, respectively.

     Businesses and Investments Acquired - On January 28, 1998, the Company acquired Data-Plan Software GmbH (Data-Plan), a provider of client/server clinical, financial, and administrative health information systems. Under the terms of the agreement, the Company issued 1,119,428 shares of common stock. This acquisition was treated as a pooling of interests. Separate operating results for Shared Medical Systems Corporation (SMS) and Data-Plan for 1997 and 1996 were as follows:

------------------------------------------------------------------------------
(Amounts in thousands)                                    1997          1996
------------------------------------------------------------------------------
Revenues:
   SMS....................................             $896,235      $779,074
   Data-Plan..............................               25,106        27,876
                                                       -----------------------
                                                       $921,341      $806,950
                                                       =======================
Net income:
   SMS....................................              $60,422       $49,000
   Data-Plan..............................                  680          (226)
                                                       -----------------------
                                                        $61,102       $48,774
                                                       =======================

------------------------------------------------------------------------------
     On July 16, 1998, the Company acquired Pyrenees Informatique, SA, a provider of healthcare information systems in France, for $10,812,000. This acquisition was accounted for as a purchase.

     On June 30, 1998, the Company acquired D.P. Informatica, Srl, a provider of information systems and services in Italy, for 130,081 shares of common stock. This acquisition was accounted for as a pooling of interests. Prior periods have not been restated due to immateriality.

     On May 29, 1998, the Company acquired JJO Enterprises, a provider of decision support applications, for 57,593 shares of common stock. This acquisition was accounted for as a pooling of interests. Prior periods have not been restated due to immateriality.

     On January 31, 1998, the Company increased its ownership interest in Delta Health Systems from 50% to 100% by purchasing the remaining equity from Delta Computer Systems, Inc. for $21,176,000.

Shared Medical Systems Corporation
----------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1998, 1997, and 1996
----------------------------------------------------------------------------

     The following unaudited pro forma consolidated results of operations reflect the combined effect of the Company's purchase acquisitions described above as though each transaction had occurred on January 1, 1997. These results, however, are not necessarily indicative of the results of operations that would have occurred had the acquisitions been made on January 1, 1997, or future results of operations of the combined companies.

-----------------------------------------------------------------------------
(Amounts in thousands)                                   1998          1997
-----------------------------------------------------------------------------
Revenues............................                  $1,143,206     $966,937
                                                      =======================
Net income..........................                     $70,184      $59,651
                                                      =======================
Net income per share:
    Basic...........................                       $2.66        $2.29
                                                      =======================
    Diluted.........................                       $2.60        $2.24
                                                      =======================

-----------------------------------------------------------------------------

     On December 4, 1997, the Company acquired a 15% equity interest in Avio International Corporation (formerly Visteon Corporation), a provider of practice management systems to physician groups, for $10,280,000.

     On February 28, 1997, the Company completed a merger with American Healthware Systems, Inc. (AHS), a provider of financial information systems and outsourcing services. Under the terms of the merger, the Company issued 1,255,325 shares of common stock in exchange for all outstanding shares of AHS. This acquisition was treated as a pooling of interests.

     Goodwill - Included in other assets are amounts for goodwill, which represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. The Company periodically assesses the recoverability of goodwill for potential impairment. Goodwill is amortized using the straight-line method over twenty years. Goodwill included in other assets, net of accumulated amortization, was $57,995,000 and $26,639,000 as of December 31, 1998 and 1997, respectively.

     Accrued Expenses - Included in accrued expenses are incentive compensation plan accruals of $21,065,000 at December 31, 1998 and $29,337,000 at December 31, 1997. Accruals for incentive compensation plan payments are primarily based on sales and revenues generated from the signing of new and renewal contracts, draws, and related settlements.

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

     Foreign Currency Transactions - Transactions of the Company and its foreign branches and subsidiaries are periodically made in currencies other than their own and are included in income as they occur. The Company periodically hedges these foreign currency transactions in order to minimize exposure to potential fluctuations. There were no material gains or losses arising from foreign currency transactions during 1998, 1997, and 1996.

     Statement of Cash Flows - The Company's short-term investments have original maturities of less than 91 days and are deemed to be cash equivalents for purposes of reporting cash flows. At December 31, 1998 and 1997, the carrying amount of cash and short-term investments approximates fair value. The Company paid income taxes, net of refunds, of $33,635,000 in 1998, $19,169,000 in 1997, and $18,223,000 in 1996; and interest of $8,725,000 in 1998, $4,385,000 in 1997, and $3,250,000 in 1996. Capital lease obligations of $1,439,000 and $5,014,000 were added by the Company in 1998 and 1997, respectively.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
2. NET INCOME PER SHARE:
------------------------------------------------------------------------------
     For each of the three years in the period ended December 31, 1998, the reconciliation of basic and diluted net income per share was as follows:

------------------------------------------------------------------------------
(Amounts in thousands,
 except per share amounts)                           1998      1997      1996
------------------------------------------------------------------------------
Net income.............................            $70,803   $61,102   $48,774
                                                   ===========================
Average shares outstanding:
    Basic..............................             26,391    26,063    25,850
Dilutive Securities:
    Stock Options......................                652       545       673
                                                   ---------------------------
Average shares outstanding:
    Diluted............................             27,043    26,608    26,523
                                                   ===========================
Net income per share - basic...........              $2.68     $2.34     $1.89
                                                   ===========================
Net income per share - diluted.........              $2.62     $2.30     $1.84
                                                   ===========================

------------------------------------------------------------------------------


3. INCOME TAXES:

     The provision for income taxes consisted of:

------------------------------------------------------------------------------
(Amounts in thousands)                               1998       1997     1996
------------------------------------------------------------------------------
Federal:
   Current................................         $34,813    $18,259  $20,492
   Current deferred.......................           1,713     11,302    3,111
   Noncurrent deferred....................           2,610      3,692    2,425
                                                   ---------------------------
                                                    39,136     33,253   26,028
                                                   ---------------------------
State and foreign:
   Current................................           3,777      2,098    2,587
   Current deferred.......................             193      1,283      362
   Noncurrent deferred....................             290        815      345
                                                   ---------------------------
                                                     4,260      4,196    3,294
                                                   ---------------------------
Provision for income taxes................         $43,396    $37,449  $29,322
                                                   ===========================

------------------------------------------------------------------------------

     The provision for income taxes resulted in effective tax rates for the years ended December 31, 1998, 1997, and 1996, which differ from the statutory federal income tax rate as follows:

------------------------------------------------------------------------------
                                                         Percentage of Income
                                                       -----------------------
                                                        1998     1997     1996
------------------------------------------------------------------------------
Statutory federal income tax rate................       35.0%    35.0%    35.0%
State income taxes, net of
   federal income tax benefit....................        2.6      2.3      2.3
Other............................................        0.4      0.7      0.2
                                                       -----------------------
                                                        38.0%    38.0%    37.5%
                                                       =======================

-------------------------------------------------------------------------------

     The significant components of the combined current and noncurrent net deferred tax liability for the years ended December 31, 1998 and 1997 were as follows:

------------------------------------------------------------------------------
(Amounts in thousands)                                        1998       1997
------------------------------------------------------------------------------
Capitalized internally produced software...........         $18,010    $14,693
Depreciation and amortization......................          12,111     10,328
Accrued and deferred revenues, net.................          22,869     18,899
Other temporary differences........................          (5,730)    11,050
                                                            ------------------
                                                            $47,260    $54,970
                                                            ==================

------------------------------------------------------------------------------

     Other temporary differences in 1998 includes $12,900,000 of tax benefits for a step-up in the tax basis of Data-Plan Software GmbH's assets upon its acquisition by the Company. This tax benefit was credited to paid-in capital on the date of acquisition.

     At December 31, 1998, the Company had foreign net operating loss carryforwards of $11,800,000, of which $8,600,000 can be carried forward indefinitely while the remainder will expire over the next seven years. The Company also has approximately $9,800,000 of tax basis in excess of book value, which may be utilized to offset taxable income in the future. Due to their contingent nature, these deferred tax assets have been fully offset by a valuation allowance.

     The Company does not provide for US income and foreign withholding taxes on the unremitted earnings of its foreign subsidiaries, which the Company considers to be permanently invested. Cumulative unremitted foreign earnings were $14,143,000 at December 31, 1998.

4. EMPLOYEE BENEFIT PLAN:

     The Company has a Section 401(k) retirement savings plan. As part of this plan, employees may contribute a portion of their earnings, which are then invested, as specified by the employees, in the common stock of the Company or in any of nine mutual investment funds. The Company matches a certain portion of employee contributions under the plan. The Company's matching contributions charged to expenses in 1998, 1997, and 1996 were $4,510,000, $3,760,000, and
$3,327,000, respectively.

Shared Medical Systems Corporation
-------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1998, 1997, and 1996
-------------------------------------------------------------------------------

5. CAPITAL STOCK:

     The Board of Directors may authorize the issuance of one or more series of preferred stock with dividend rates, redemption prices, conversion privileges, and sinking fund requirements as determined by the Board.

     During 1987 and 1988, the Board adopted resolutions authorizing, but not requiring, the Company to repurchase up to a total of 5,000,000 shares of its common stock from time to time. As of December 31, 1998, 2,873,500 shares had been acquired, at a cumulative cost of $54,325,000. During 1998, 1997, and 1996 no additional shares were repurchased under these resolutions.

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

     The Company accounts for stock options under the intrinsic value method, and accordingly, no compensation expense was recorded in 1998, 1997, and 1996. The following pro forma amounts show the effect as if the Company had accounted for its stock options using the fair value method.

------------------------------------------------------------------------------
(Amounts in thousands,
 except per share amounts)                           1998      1997      1996
------------------------------------------------------------------------------
Net income:
   As reported..........................           $70,803    $61,102  $48,774
   Pro forma............................           $65,760    $58,639  $47,889
Net income per share:
   As reported:
     Basic..............................             $2.68      $2.34    $1.89
     Diluted............................             $2.62      $2.30    $1.84
   Pro forma:
     Basic..............................             $2.49      $2.25    $1.85
     Diluted............................             $2.43      $2.20    $1.81
------------------------------------------------------------------------------

     Because the fair value method was not applied to stock options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of compensation cost to be disclosed in future years.

     The fair value of stock options granted was $18.02 per option, $13.85 per option, and $12.28 per option in 1998, 1997, and 1996, respectively. The fair value was estimated at the date of grant using the Black-Scholes stock option pricing model with the following average assumptions for 1998, 1997, and 1996, respectively: risk free interest rates of 5.0%, 6.1%, and 6.3%; dividend yields of 1.8%, 2.4%, and 2.6%; volatility factors of 33.6%, 33.3%, and 31.6%; and
expected lives of five, four, and four years.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     The following table summarizes the activity of the Company's stock option plans during the three-year period ended December 31, 1998:

-------------------------------------------------------------------------------
                                                            Stock Options
                                                     --------------------------
                                                                       Average
                                                                       Price
                                                       Shares         Per Share
-------------------------------------------------------------------------------
Outstanding - January 1, 1996................        2,035,125          $22.88
    Granted..................................          484,000          $47.30
    Exercised................................         (265,066)         $14.86
    Canceled.................................          (75,480)         $20.42
                                                     ---------
Outstanding - December 31, 1996..............        2,178,579          $29.35
    Granted..................................          615,300          $48.06
    Exercised................................         (279,451)         $18.11
    Canceled.................................         (178,763)         $33.03
                                                     ---------
Outstanding - December 31, 1997..............        2,335,665          $35.39
    Granted..................................        1,121,350          $61.53
    Exercised................................         (172,264)         $23.74
    Canceled.................................         (494,250)         $73.23
                                                     ---------
Outstanding - December 31, 1998..............        2,790,501          $39.91
                                                     =========

-------------------------------------------------------------------------------

     Exercisable stock options during the three-year period ended December 31, 1998, were as follows:

-------------------------------------------------------------------------------
                                                     1998      1997      1996
-------------------------------------------------------------------------------
Stock options.................................     780,913    547,213   448,721
Average option price per share................      $28.76     $21.71    $15.09

-------------------------------------------------------------------------------

     At December 31, 1998, exercise prices for stock options outstanding ranged from $12.50 to $74.50 per share and the average term to expiration was seven years. As of December 31, 1998 and 1997, a maximum of 2,049,192 and 900,080, respectively, of additional stock options were available for grant under the Company's stock option plans. The outstanding stock options expire on various dates through 2015.

     In November 1998, the Company offered certain employees, excluding its six highest executive officers, the opportunity to exchange options granted earlier in 1998 for options with an exercise price equal to the then current market price of the Company's common stock. The new options contained delayed vesting terms, and original grants in excess of 6,000 options were reduced by 20% of such excess. 467,525 options were cancelled and 457,825 new options were granted under this offer.

     The Company may also grant restricted shares of its common stock under some of these plans. Restricted stock grants are recorded as compensation expense during the vesting terms, which currently range from three to six years. As of December 31, 1998, there were 48,589 restricted shares outstanding.

7. LONG-TERM DEBT AND LINES OF CREDIT:

     In 1995 the Company entered into long-term borrowing agreements with a bank, which are repayable through 2002. These loans were used to partially finance acquisitions of businesses and for operations. Long-term debt consisted of the following at December 31, 1998 and 1997:

-------------------------------------------------------------------------------
(Amounts in thousands)                                     1998         1997
-------------------------------------------------------------------------------
Payable in foreign currency:
   7.87% British Pound Sterling note
   due through 2002................................      $ 7,939       $ 8,408
   4.64% German Mark note due
   through 2002....................................        2,204         2,432
Payable in US dollars:
   6.75% note due through 2002.....................        1,892         2,286
                                                         ---------------------
                                                          12,035        13,126
   Less current portion............................        1,606         1,181
                                                         ---------------------
                                                         $10,429       $11,945
                                                         =====================

------------------------------------------------------------------------------

     Aggregate maturities of long-term debt are: 1999 - $1,606,000, 2000 - $1,812,000, 2001 - $2,057,000, and 2002 - $6,560,000. At December 31, 1998, the
carrying amount of long-term debt approximates fair value.

     At December 31, 1998, the Company had lines of credit with banks totaling $267,916,000, generally based on LIBOR, of which $109,108,000 of these lines of credit were unused.

8. LONG-TERM LEASES AND COMMITMENTS:

     The Company leases equipment, which is primarily used at the Company's Information Services Center, for periods ranging up to 60 months. Obligations for this type of equipment for the next five years are as follows:

------------------------------------------------------------------------------
                                                        Operating      Capital
(Amounts in thousands)                                   Leases        Leases
------------------------------------------------------------------------------
1999...............................................      $26,892        $2,206
2000...............................................       19,435         2,105
2001...............................................        8,586         1,515
2002...............................................        1,928           565
2003...............................................          249           197
                                                         ---------------------
                                                         $57,090         6,588
                                                         =======
   Less interest...................................................        800
                                                                        ------
    Present value of future capital
      lease obligations............................................     $5,788
                                                                        ======

------------------------------------------------------------------------------

     Rental expenses for the operating leases described above were $28,316,000 in 1998, $27,990,000 in 1997, and $30,217,000 in 1996.

Shared Medical Systems Corporation
-------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1998, 1997, and 1996
-------------------------------------------------------------------------------

     The Company leases office space to support its North American and International operations. These leases expire at various dates through 2003 and require minimum aggregate annual rentals of: 1999 - $16,011,000, 2000 - $12,622,000, 2001 - $11,643,000, 2002 - $10,177,000, 2003 - $8,829,000. Rental
expenses for these facilities amounted to $15,248,000 in 1998, $12,945,000 in 1997, and $11,354,000 in 1996.

9. BUSINESS SEGMENT INFORMATION:

     The Company has two geographic segments - North America and International. The Company manages its operations geographically due to differences in the way healthcare enterprises are organized and funded between these two segments.
The following table summarizes certain financial information by geographic segment:

------------------------------------------------------------------------------
(Amounts in thousands)                        1998          1997        1996
------------------------------------------------------------------------------
Revenues from customers:
   North America.....................     $1,000,993      $802,712    $667,167
   International.....................        134,400       118,629     139,783
                                          ------------------------------------
      Consolidated...................     $1,135,393      $921,341    $806,950
                                          ====================================
Interest expense:
   North America.....................         $5,156        $1,252      $1,498
   International.....................          3,652         2,735       2,157
                                          ------------------------------------
      Consolidated...................         $8,808        $3,987      $3,655
                                          ====================================
Depreciation and amortization:
   North America.....................        $37,560       $34,207     $34,777
   International.....................          8,123         5,242       4,612
                                          ------------------------------------
      Consolidated...................        $45,683       $39,449     $39,389
                                          ====================================
Income before income taxes:
   North America.....................       $129,803      $106,864     $74,272
   International.....................        (15,604)       (8,313)      3,824
                                          ------------------------------------
      Consolidated...................       $114,199       $98,551     $78,096
                                          ====================================
Total assets:
   North America.....................       $663,165      $499,387    $405,494
   International.....................        145,283       114,589     117,098
                                          ------------------------------------
      Consolidated...................       $808,448      $613,976    $522,592
                                          ====================================

------------------------------------------------------------------------------

     The Company's revenues are primarily derived from software and related services, professional services, and the sale of hardware. For the three years ended December 31, 1998, 1997, and 1996, revenues derived from software and related services were $595,748,000, $534,597,000 and $484,148,000; professional services were $300,877,000, $222,485,000 and $194,057,000; and hardware sales were $189,181,000, $118,813,000 and $89,854,000, respectively.

     In 1998, 1997, and 1996, no single customer accounted for 10% or more of consolidated revenues.

10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

     The following table summarizes quarterly financial data for 1998 and 1997:

-------------------------------------------------------------------------------
(Amounts in thousands, except per share amounts)
                                                     Income               Net
                                                     Before             Income
                                                     Income      Net   Per Share
Quarter                                  Revenues     Taxes    Income   Diluted
-------------------------------------------------------------------------------
1997:
   First.........................        $217,344   $22,494   $13,945    $.53
   Second........................         217,367    22,864    14,177     .53
   Third.........................         229,847    24,037    14,902     .56
   Fourth........................         256,783    29,156    18,078     .67
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1998:
   First.........................        $255,466   $28,743   $17,821     $.66
   Second........................         256,992    29,203    18,101      .67
   Third.........................         283,633    26,136    16,205      .60
   Fourth........................         339,302    30,117    18,676      .69
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Report of Independent Public Accountants

To the Stockholders and Board of Directors, Shared Medical Systems Corporation:

     We have audited the accompanying consolidated balance sheet of Shared Medical Systems Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shared Medical Systems Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Philadelphia, PA                                             Arthur Andersen LLP
February 8, 1999
-------------------------------------------------------------------------------

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

Frederick W. DeTurk, Director
Mr. DeTurk has been a Director since 1981. He is President of DeTurk Enterprises, Inc., a management consulting firm.

Josh S. Weston, Director
Mr. Weston has been a Director since 1987. He is Honorary Chairman of Automatic Data Processing, Inc., an information processing services company.

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

Guillermo N. Ramas, Sr., Senior Vice President and President of SMS
International

Michael B. Costello, Vice President, Administration and Corporate Communications

Edward J. Grady, Vice President, Controller, and Assistant Treasurer

Bonnie L. Shuman, Vice President, General Counsel, and Assistant Secretary

Shared Medical Systems Corporation
-------------------------------------------------------------------------------
SMS Office Locations

-------------------------------------------------------------------------------

Corporate Headquarters

SMS
51 Valley Stream Parkway
Malvern, PA  19355
610-219-6300
www.smed.com




International Administration

SMS International
Key House
Sarum Hill
Basingstoke, Hampshire
RG21 8SR, England
011-44-1256-467556

SMS Corp y Cia SRC
Edificio Lariza
Avenida de los Encuartes, 21
28760 Tres Cantos
Madrid, Spain
011-34-9180-77500



Primary US Offices

Altoona, PA              Nashville, TN
814-944-1651             615-902-9292

Atlanta, GA              New Orleans, LA
770-993-2490             504-835-3894

Boston, MA               New York, NY
781-224-0817             212-563-2380

Brooklyn, NY             Oakland, CA
718-435-6300             510-444-0171

Charlotte, NC            Philadelphia, PA
704-362-4802             610-640-4490

Chicago, IL              Phoenix, AZ
847-806-0666             602-248-0328

Cleveland, OH            Pittsburgh, PA
216-524-0313             412-921-6400

Columbus, OH             Rochester, NY
614-885-0198             716-872-6450

Dallas, TX               Salt Lake City, UT
972-407-6047             800-243-8483

Detroit, MI              San Francisco, CA
248-449-2500             925-846-9490

Edison, NJ               San Juan, PR
732-906-8900             787-756-6700

Ft. Lauderdale, FL       Santa Barbara, CA
954-771-4880             805-964-5561

Herndon, VA              Seattle, WA
703-713-3490             425-827-4455

Indianapolis, IN         St. Louis, MO
317-464-5148             314-542-0100

Kansas City, KS          Tulsa, OK
913-384-4811             918-524-5400

Los Angeles, CA          Wilmington, DE
562-596-4554             302-478-3242


Primary International Offices

Belgium                  United Kingdom
Zaventem                 Basingstoke
011-32-2725-0407         011-44-1256-357100

Czech Republic           Manchester
Brno                     011-44-1617-739211
011-42-0542-221290

France
Montpellier
011-33-4670-41143

Paris
011-33-1534-66767

Germany
Berlin
011-49-3066-79110

Eschborn
011-49-0619-69240

St. Wolfgang
011-49-0808-5170

Hungary
Budapest
011-36-1251-14540

Ireland
Dublin
011-35-3180-60800

Italy
Rome
011-39-0643-93350

Netherlands
Nieuwegein
011-31-3060-52852

New Zealand
Wellington
011-64-4471-1793

Spain
Barcelona
011-34-9320-16811

Company Profile

     Shared Medical Systems (SMS) provides superior information solutions for the worldwide health industry. Our more than 5,000 customers include hospitals, physician offices, clinics, and major health provider networks and organizations in 20 countries and territories in North America, Europe, and Asia Pacific.

     SMS is focused first on service - that is, on understanding, anticipating, and responding to our customers' continuously changing needs in the highly dynamic environments of healthcare and technology. Through the appropriate combination of applications, technology, and services, SMS provides solutions that best meet our customers' performance objectives.

     We provide superior service through our people - more than 7,000 dedicated and skilled professionals who are committed to a common vision of improving health worldwide. Our people are located in over 60 offices around the globe, enabling them to service our customers when and where needed.

     With our combination of unparalleled service, dedicated professionals, and comprehensive solutions, SMS is best positioned to address the information needs of health providers, whether those needs are in the hospital, business office, clinic, physician's office, emergency room, skilled nursing facility, CEO's office, or at home.



Annual Stockholders Meeting

The Annual SMS Stockholders Meeting will be held on Thursday, May 13, 1999, at the Union League of Philadelphia, 140 South Broad Street, Philadelphia, Pennsylvania, at 11:30 a.m. You are cordially invited to attend.

Common Stock
SMS common stock trades on the New York Stock Exchange under the symbol SMS.

Transfer Agent
ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ  07660
800-851-9677
www.chasemellon.com

Counsel
Drinker Biddle & Reath LLP
Philadelphia, PA

Independent Public Accountants
Arthur Andersen LLP
Philadelphia, PA

SMS Investor Relations Director
Julie McDowell
610-219-6528

MEMBER
AMERICAN
BUSINESS
CONFERENCE

SMS is an Equal Opportunity/
Affirmative Action Employer.

HealthAnswers is a registered trademark of Healthway Communications International, Inc., used under license.

[RECYCLE LOGO] This annual report is printed on recycled paper.

Design by Warkulwiz Design Associates. Original photography by
H. Mark Weidman. Printing by Tursack Printing.

[SMS LOGO APPEARS HERE]
Shared Medical Systems Corporation
51 Valley Stream Parkway
Malvern, PA 19355

610-219-6300
www.smed.com