Form 10-K405, Exhibit 13
period 1999-12-31
SHARED MEDICAL SYSTEMS CORP
filed 2000-03-30
CIK 89415

                                                                    Exhibit (13)
                             HEALTHCARE INFORMATION



                            [ART WORK APPEARS HERE]

                           WHEN AND WHERE IT'S NEEDED

                            [ART WORK APPEARS HERE]




ANNUAL REPORT 1999

                                                         [SMS LOGO APPEARS HERE]

                                   ABOUT SMS




As a current or future investor, customer, or employee, you seek a company that is a leader in its field. A company that has a solid financial record and steady growth. High-quality, innovative products and services. Strong customer relationships. Solid leadership and effective decision-making. Energetic, hardworking, creative employees. And a clear vision for the future. You'll find all of this at SMS.

Over the course of more than 30 years, SMS has become known for its expertise at providing healthcare information when it's needed, where it's needed. The Company provides clinical, financial, and administrative information solutions to over 5,000 healthcare provider organizations in 20 countries. Our high customer loyalty is evidenced by our 99 percent customer retention rate. Our customers stay because we provide the right information at the point of need. We help them achieve measurable results today and show them a clear path to the future.

Worldwide, we employ more than 7,500 professionals who understand the complex information needs of the healthcare environment. And we operate the SMS Health Information Network - created and managed by SMS for application hosting, e-business, enterprise systems management, and managed Internet services.

Keep reading to learn more. And check our Web site for more comprehensive information:

                                  WWW.SMED.COM



                              END-TO-END SOLUTIONS
                                 FOR HEALTHCARE:
                 CLINICAL APPLICATIONS . FINANCIAL APPLICATIONS
                     . MANAGEMENT APPLICATIONS . E-SOLUTIONS
                    . EDI . APPLICATION HOSTING . NETWORKING
                    . CONSULTING . OUTSOURCING . INSTALLATION
                               . SUPPORT


CONTENTS

INTRODUCTION ..............................................................   1

LETTER TO SHAREHOLDERS ....................................................   2

FINANCIAL HIGHLIGHTS ......................................................   5

THE RIGHT INFORMATION .....................................................   6

AT THE POINT OF NEED ......................................................   8

ACHIEVING RESULTS .........................................................  10

ILLUMINATING THE FUTURE ...................................................  12

SMS AT A GLANCE ...........................................................  15

FINANCIAL REVIEW ..........................................................  17

BOARD OF DIRECTORS ........................................................  35

OFFICE LOCATIONS ..........................................................  36

                                                         [SMS LOGO APPEARS HERE]

HEALTHCARE INFORMATION                                WHEN AND WHERE IT'S NEEDED

                                                                               1
[ART WORK APPEARS HERE]


Sound simple? Consider that mergers and acquisitions have spawned today's vast healthcare enterprises, which include thousands of people who require access to different information depending upon their needs and roles. These organizations encompass many different locations and entities - hospitals, clinics, physician offices, outpatient centers, home health agencies, long-term care centers, and others - and often several different networks and brands of information systems. Changing government regulations add further complexity to the challenge. So does rapid technology change.

That said, getting "anytime, anywhere" access to information suddenly sounds anything but easy. Yet SMS makes it possible every day, providing vital information at the point of need to thousands of healthcare professionals around the world.

How do we do it? First, by creating clinical, financial, and management software applications that address the information needs of those we serve. Second, by enabling the smooth transmission of information across a variety of networks - private networks, the SMS Health Information Network, or the public Internet. And third, by providing a full range of services and support to help our customers optimize their use of information to improve quality, financial performance, and the satisfaction of their constituents.

We provide the right information when and where it's needed to achieve measurable results. For clinicians. Physicians. Executives. Administrators. And the people they interact with in the business of providing healthcare.

OUR VISION:

To be the information solutions company of choice for the health industry and its professionals - working together to improve health worldwide.


OUR MISSION:

Through long-term partnerships in the health industry, we help our customers improve their quality of care, financial performance, and strategic position by providing superior, integrated, results- oriented solutions based on information systems and services.


OUR BELIEFS:

Focus on People as our most important asset. Satisfy our Customers and exceed their expectations. Strive for Excellence in everything we do.

[PICTURE OF MARVIN S. CADWELL, DIRECTOR, PRESIDENT, AND CHIEF EXECUTIVE OFFICER APPEARS HERE]

TO OUR SHAREHOLDERS


Healthcare information. When and where it's needed. SMS has been dedicated to that service since the Company's inception in 1969. Our foresight, innovation, and vision are enabling us to lead the industry into the next century.

Without question, our 31st year was filled with challenges associated with the anticipation of the year 2000. The uncertainty that spanned the world prior to December 31 was felt far and wide as businesses restricted information technology (IT) spending and activity.

SMS felt the Y2K impact on sales and certain services in the latter half of 1999. Healthcare organizations postponed larger investments, delayed installations, and virtually locked down their internal IT environments through the transition period into this year. Even so, the transition into 2000 was successful for SMS and our customers as a result of SMS' thorough preparations and contingency plans.

Our US customers have also felt the impact of the Balanced Budget Act of 1997, which is significantly reducing their reimbursements and creating cost pressures and budgetary concerns. Nonetheless, health providers must invest in information solutions to survive in this very difficult environment. Quite simply, health providers need SMS' information solutions to operate more efficiently and control costs while improving quality of care.

The year 2000 will continue to be challenging for SMS. We are certain the market has great growth opportunities and will improve, but the timing is uncertain. SMS is clearly positioned to continue its leadership during this exciting period of change and opportunity. We are fortunate to have employees with the expertise and creativity to not only deliver superior solutions, but also continue to grow professional services and advance the Company's mission and goals. We are diligent in our efforts to balance our responsibilities and grow value for shareholders and customers as well as our people, many of whom are shareholders themselves. Our people, experience, and supporting infrastructure will enable us to continue to improve results as we capitalize on forthcoming opportunities.

1999 RESULTS

The fundamentals of our business continue to be very strong. Revenues, net income, and earnings per share all increased compared with 1998. Cash flow from operations grew dramatically, and the results of our International operations improved. We also continued to increase our market share, expand sales opportunities, and introduce new systems and services. Consolidated sales exceeded $1.5 billion for the year, despite the Y2K lockdown, which negatively impacted sales in the third and fourth quarters. The Company entered 2000 with a backlog of contracted revenues exceeding $2.4 billion.

Internationally, we made substantial improvements in our operations and significantly reduced our European operating losses. International service and system fee revenues increased more than 18 percent over 1998. Economic conditions are improving in Europe, and we have restructured our European operations, consolidated development, and reduced expenses. Further, we are developing relationships with business partners that can provide a more cost-effective means for us to pursue new opportunities in International markets.

As expected, professional services were significant drivers of growth, reflecting a larger trend of increasing demand for IT services. Healthcare organizations are clearly seeking more comprehensive services to manage IT operations in this difficult, competitive environment. Outsourcing continues to be a growth area for SMS, with a number of new agreements signed in 1999. Additionally, several current outsourcing customers extended their contracts to include additional facilities and services. Demand for Enterprise Systems Management services also grew in 1999 as customers sought to outsource the management of their server and network environments as well as Internet security services.

DIRECTION FOR 2000

Looking ahead, we are taking assertive measures to further our long-term financial performance and strategic objectives. SMS already leads the industry as the premier Application Service Provider (ASP) for healthcare. This new industry term indicates a capability to deliver applications to multiple locations over networks, something SMS has been doing for more than 30 years. Industry analysts expect healthcare ASP services will grow dramatically in the next few years. Application hosting is our expertise, and we are aggressively pursuing new opportunities in the ASP arena. We are investing in infrastructure and additional capacity to accommodate anticipated growth and are expanding the solutions we can deliver as an ASP.

Competition, cost pressures, and impending US legislation are intensifying customer interest in e-business. Healthcare organizations are turning to SMS to e-enable their enterprises and manage their need for increased connectivity to physicians, payers, consumers, suppliers, and others.

SMS innovations are shaping the use of the Internet in health by providing added value to mission-critical applications through Internet connectivity. SMS already serves a variety of customers with managed Internet services for secure Web access and presence, including Web site hosting. As part of a strategy to expand current systems, SMS is enabling customers to access applications, particularly clinical systems, over the Internet via secure network connections. This capability enables physicians to check patient results from home, office, or on the road - truly anytime, anywhere. Further, SMS is creating roles-based "dashboards" or portals that will provide easy, Web-based access to needed information from SMS systems and other systems. Our alliance with drkoop.com(TM) will extend our reach to link SMS customers with the leading consumer health site on the Internet.

Achievements of Note

Advanced efforts to create the completely connected health community of consumers, physicians, health enterprises, trading partners, and others who impact the business of healthcare.

Enhanced clinical solutions capability with new product introductions and development initiatives.

Demonstrated leadership in e-health solutions, advanced key e-business initiatives, and established SMS as the leading Application Service Provider
(ASP) in health.

Pioneered an industry-wide effort to further define and recommend security guidelines and development standards to support the regulatory requirements of the Health Insurance Portability and Accountability Act (HIPAA).

Received industry recognition for excellence in remote server management, network management, systems integration, and ASP capability.

We are also responding proactively to the growing demand for clinical information for health enterprises, physician groups, and other health providers. SMS solutions today help health enterprises as well as physician practices establish computerized patient records so information can be accessed securely at any time, from any place. SMS clinical solutions are among the most widely installed and operational in the industry today. Our solutions provide secure access to comprehensive patient information and enable care providers to improve quality of care as well as reduce costs, eliminate paperwork, and optimize their time.

We are currently on the doorstep of the next major piece of legislation that will challenge and change healthcare in the US. The Health Insurance Portability and Accountability Act (HIPAA) seeks to simplify healthcare administration and ease paper flow by mandating, among other things, the secure electronic transfer of patient data. SMS has taken the lead in convening other industry leaders to define specific recommendations for implementing appropriate security procedures in line with legislative guidelines. HIPAA legislation is already creating increased demand for the Company's professional services. Our industry leadership and capabilities uniquely position us to benefit from HIPAA.

In closing, no one is better positioned than SMS to take advantage of the changes occurring in the healthcare information technology industry. This is a unique time for our industry, and for SMS as well. We continue to anticipate change, accept new challenges, and pursue the opportunities before us to deliver the vision of providing healthcare information when and where it's needed to improve health worldwide.

Sincerely,

/S/ Marvin S. Cadwell

Marvin S. Cadwell
President and CEO




In Memoriam

We were saddened by the loss in 1999 of Raymond K. Denworth, Jr., a long-time member of the SMS Board of Directors. As a corporate lawyer, Mr. Denworth helped set SMS in business at the start of 1969 and became a board member in 1976. Mr. Denworth was most generous with his time and support of SMS. He was a counselor, confidant, and a great supporter of the Company and our vision. He is sorely missed, both as director and as a loyal friend to SMS.

Achievements of Note (continued)

Initiated organization improvements to streamline operations, converge like functions, and centralize global development efforts.

Expanded service offerings - including e-business consulting, specialty healthcare consulting, and outsourcing - to meet growing customer demand.

Cultivated strategic relationships with key business partners to enhance SMS solution offerings for customers.

Successfully transitioned SMS customers to the year 2000 thanks to years of thorough preparation and contingency planning.

FINANCIAL HIGHLIGHTS                                        ANNUAL REPORT 1999


                                                                               5




(Amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------
Operating Results:                             1999         1998     % Increase
--------------------------------------------------------------------------------
Revenues                                    $1,217,145   $1,135,393      7.2%
--------------------------------------------------------------------------------
Income Before Income Taxes                    $122,535     $114,199      7.3%
--------------------------------------------------------------------------------
Net Income                                     $75,972      $70,803      7.3%
--------------------------------------------------------------------------------
Net Income Per Share - Diluted                   $2.80        $2.62      6.9%
--------------------------------------------------------------------------------
Cash Dividends Declared Per Share                 $.84         $.84        -
--------------------------------------------------------------------------------
Weighted Average Common Shares - Diluted        27,138       27,043      0.4%
--------------------------------------------------------------------------------
Year End Position:
--------------------------------------------------------------------------------
Total Assets                                  $915,744     $808,448      13.3%
--------------------------------------------------------------------------------
Retained Earnings                             $438,876     $385,401      13.9%
--------------------------------------------------------------------------------
Total Stockholders' Investment                $457,134     $399,350      14.5%
--------------------------------------------------------------------------------
Common Stock Outstanding                        26,911       26,606
--------------------------------------------------------------------------------
Number of Stockholders of Record                 6,293        7,332
--------------------------------------------------------------------------------

[BAR GRAPHS OF 5-YEAR HISTORY FOR TOTAL REVENUES, NET INCOME, AND NET INCOME PER SHARE-DILUTED APPEAR HERE]

                                                         [SMS LOGO APPEARS HERE]

THE RIGHT INFORMATION




SMS understands that different users need different information depending upon their roles in an organization. SMS is pioneering the way to providing easily accessible, comprehensive healthcare information tailored to the people using it.

As an example, we are creating personalized, Web-based access to needed information from SMS and other systems as well as accredited health information sources. These browser-type "dashboards" will be simple and intuitive to use. Most important, they will provide user-specific online access to multiple functions and resources anytime, anywhere they are needed. In addition to e-mail and appointment schedules, physicians will be able to access clinical records and trusted medical references. Executives will be able to access real-time measurements of cost, quality, and productivity. And consumers will be able to access a trusted, Internet-based global library of health information augmented with relevant information sponsored by local and regional provider organizations. They'll also be able to track and share personalized health information with their healthcare providers and communicate between office visits to accommodate needs such as prescription refills or appointment requests.

SMS solutions support the complex clinical, financial, management, and administrative needs of today's


   . . . OVER 5,000 HEALTH PROVIDER ORGANIZATIONS SUPPORTED WORLDWIDE . . .

[ART WORK APPEARS HERE]

SMS' new alliance with drkoop.com(TM) will give consumers a reliable channel to access credible, trusted, and personally relevant health information as well as participate in personalized e-health opportunities through their local health providers. drkoop.com CEO Donald Hackett explained, "This is an important milestone for the healthcare industry as we are creating a worldwide network where consumers, physicians, and organizations can all interact within a single, trusted environment."

6
                                                                    WWW.SMED.COM
health organizations by facilitating

 .    intake and access to the healthcare organization (e.g., registration, scheduling, insurance verification, billing, and reimbursement);

 .    health and care management (e.g., clinical data repository, disease management, community health, medication management, wellness, and consumer education);

 .    physician and provider support (e.g., clinical, diagnostic, and therapeutic support systems); and

 .    management support (e.g., enterprise resource planning, service line monitoring, cost and quality monitoring, contract management, and regulatory compliance).

Our three decades of experience with the healthcare environment, our active commitment to customer involvement, and our team of healthcare and information technology experts enable us to provide comprehensive information in support of our users' day-to-day needs, making their jobs more productive and more efficient.

 . . .7,500 EMPLOYEES IN OVER 60 OFFICES SUPPORT CUSTOMERS AROUND THE GLOBE. . .


[CUSTOMER CALL-OUT QUOTE APPEARS HERE]

The Ohio State University Medical Center o Columbus, Ohio For nurses in the Abdominal Transplant Unit of The OSU Medical Center, time is of utmost importance in managing the health and care of patients. "In this era of doing more with less, the medical community must be more efficient. We have to spend our labor dollars at the bedside, not shuffling papers. Why would you ask a nurse - particularly with the salary dollars involved - to spend such an enormous amount of time transcribing forms? You want your nurses at the bedside, not doing paper transcription," said Nurse Manager Elaine Thomas Horton. "Having the information online increases efficiency, reduces medical errors, and enables better, more accurate tracking of what has gone on with the patient, right at the bedside."

[ART WORK APPEARS HERE]

Voice recognition technology enables physicians to speak directly to the system, recording observations as assessments are made.

AT THE POINT OF NEED



     Timely access to information is paramount to delivering high quality care. SMS works around the clock, every day of every year, to ensure information is available when and where it's needed. What's more, we provide the foundation for reliable, secure access: integration, connectivity, and performance.

     Integration Integration provides the connections and standards that enable disparate systems to communicate and provide complete information where it's needed. As the recognized leader in healthcare IT integration, SMS is designing applications to be integrated right from the start, not as an afterthought. We operate a powerful "integration engine," a central hub that helps integrate diverse systems. We also lead and participate on industry standards committees that establish cross-industry norms for content and communication.

     Connectivity SMS is expert at establishing, managing, and using secure networks to connect users to the information they need. Internet and wireless networks extend the reach of our systems to serve today's health information networks. We continue to "Web-enable" our applications so they can be accessed via the Internet, even over devices such as cell phones and personal digital assistants. SMS also connects users beyond their health enterprises to trading partners and suppliers, consumers, and others who are key to their businesses.

 . . . OVER 26 TRILLION BYTES OF HEALTH INFORMATION STORED VIA THE SMS INFORMATION SERVICES CENTER . . .

[ART WORK APPEARS HERE]

At the point of care, clinicians can access complete electronic patient records, which include everything from visit histories and today's results to patient medications, allergies, and even wellness reminders about immunizations or needed tests.

                                                                    WWW.SMED.COM

Performance As the premier Application Service Provider (ASP) in healthcare, SMS is focused on continuously improving system performance. SMS offers a complete range of ASP services - from remote application hosting to network management services, integration services, and application support services - for both SMS and complementary non-SMS applications. Through SMS application hosting services, customers can minimize risks and reduce expenses associated with onsite systems management. Today, through a premier ASP offering, SMS processes a staggering 80 million transactions a day, with superior availability and performance statistics.

The bottom line? SMS understands the information needs unique to the healthcare environment and is providing the integration, connectivity, and performance to ensure information is available when and where it's needed.


 . . . 75 MILLION PEOPLE TRACKED ON SMS MASTER PATIENT INDEX . . .

[CUSTOMER CALL-OUT QUOTE APPEARS HERE]

University of California, Davis Medical Center o Sacramento, CA To UC Davis Medical Center, which logs over 62,000 emergency visits and 800,000 outpatient visits annually, SMS electronic data interchange services are key to streamlining patient intake and access. "In the past, we either had to rely on the accuracy of the patient's insurance card, if the card was available, or spend time calling each carrier to seek the information we needed," explained Ann Frankel, Assistant Director of Finance. "Having a system and process to access multiple payers is a big plus. Now we can accurately determine eligibility before ever seeing a patient. That's a big step toward securing payment. Integration is the biggest benefit. The system is integrated with our registration screens and actually populates our internal screens, so eligibility checking is part of the registration process for every patient seeking care. It saves us time and phone calls and eliminates the delay for patients."

[ART WORK APPEARS HERE]

Clinical information from support systems such as laboratory, radiology, and pharmacy provides caregivers with immediate access to patient, procedure, and diagnostic information. Information is delivered where and when the caregiver needs it, via printer, fax, pager, or e-mail.

ACHIEVING RESULTS



As a strategic partner, we recognize the value of beginning with the end in mind
- that is, understanding our customers' objectives before determining how we can best help them achieve their goals. Some are seeking better clinical outcomes or operational improvements. Others want improved productivity, reduced cost, and greater returns on investment. Most want all of the above. As a solutions provider, SMS has proved its ability to help healthcare providers worldwide improve quality, financial performance, and the satisfaction of those they serve.

To cite a few examples, our solutions have helped customers

 . eliminate errors, enhance patient care, and speed the registration process with a common repository for all patient demographic, insurance, and visit information across a health enterprise.

 . establish a computer-based patient record system by providing a way to store and track patient clinical histories from multiple sources and create integrated views at the point of care. The system has already been shown to improve care, save time, and minimize redundancy.

 . improve financial performance by providing a means to understand activity across the health enterprise, analyze service utilization and costs, and improve reimbursement.

When used to their fullest, our applications can help improve efficiency and streamline workflow. Through value-added services, SMS solutions help customers achieve even more ambitious outcomes. SMS services help customers with every operational detail, from becoming better users of their systems to undertaking a major initiative, such as the outsourcing of their entire IT operation.

 . . . 80 MILLION TRANSACTIONS PROCESSED DAILY VIA SMS NETWORK . . .

[ART WORK APPEARS HERE]

Healthcare executives can now monitor organizational performance by receiving e-mail alerts of critical performance indicators, such as patient readmission rates after surgery and institution-wide census reports.

                                                                    WWW.SMED.COM

SMS' comprehensive services include education; business, IT, and clinical consulting; and technology services, including database administration, network services, and IT and business office outsourcing. We also provide a full range of e-business services including Internet services for access, presence, and secure use; electronic data interchange services for online connections to payers, suppliers, and other trading partners; and e-consulting for real-time, online assistance.

By pairing applications and technologies with value-added services, SMS - and its worldwide team of experts - help health providers use information to achieve real, measurable results.



 . . . 130 MILLION PEOPLE REPRESENTED BY HEALTH PAYER ORGANIZATION CONNECTIONS VIA SMS EDI SERVICES . . .


[CUSTOMER CALL-OUT QUOTE APPEARS HERE]

Denver Health o Denver, CO Denver Health was the only public institution to rank among the top five hospitals in the US in 1999*. CEO Patty Gabow, MD, who led Denver out of a $39 million cash deficit in `92, said information has everything to do with their success. "SMS and Denver have worked very collaboratively, and it's a great model of how a vendor-customer relationship should be. Years ago we managed by best guess and intuition; now we've got great data. Unsponsored care represents 40 percent of our gross revenue, versus 5 or 6 percent for our competition, so the burden is on us to manage more effectively to survive. Interestingly, we may have been the only hospital in Denver to operate in the black in `99," said Dr. Gabow. "I told the mayor the last decade was about getting DHH healthy and the next decade is about making Denver the healthiest community in the US. Our relationship with SMS has been integral to the turnaround for us and will be integral to our goals for the future."

[ART WORK APPEARS HERE]

At patient registration, representatives can check insurance eligibility and verify coverage levels and copay requirements with direct online links to insurance/payer organizations.

*"The 1999 Performance Review - A Guide to US Hospitals" by The Center for
  HealthCare Industry Performance Studies

ILLUMINATING THE FUTURE



We've seen it coming. Change, that is. Yesterday, it was DRGs, managed care, integrated delivery systems, and Y2K. Today, it's HIPAA, the Internet, e-business, health enterprises, and ASPs. Tomorrow, we envision "connected health communities," global wireless networks, and new "information appliances." Whatever change is currently revolutionizing the way we live, work, and communicate, you can bet SMS is already assessing its relevance and application to healthcare. We not only respond to change, but anticipate it, illuminating the future for thousands of healthcare providers worldwide.

Clear examples of SMS' leadership aren't hard to find. More than five years ago, we anticipated the global Y2K issue and established comprehensive plans to smoothly transition customers to the year 2000. Now there are more questions than answers when it comes to the Health Insurance Portability and Accountability Act (HIPAA), which aims to simplify healthcare administration by mandating secure EDI for specified transactions. SMS has provided healthcare EDI services for over 10 years. We are now leading a cross-industry effort to further define HIPAA guidelines and industry standards to protect the confidentiality and security of patient information captured, stored, and transmitted electronically.

SMS is also leading the way with e-business services for healthcare. Our EDI services connect healthcare organizations to payers to verify insurance eligibility and coverage levels. SMS continues to


          . . . OVER $1.2 BILLION IN REVENUES REPORTED FOR 1999 . . .

[ART WORK APPEARS HERE]

SMS systems are being "Internet-enabled" so they can be accessed by any Internet-ready device, including palm-type devices and cell phones.

12



                                                                    WWW.SMED.COM
introduce new services and trading partners and now connects customers to banks, hospital supply companies, office supply companies, and pharmaceutical suppliers. And we add tremendous value by using the extended reach of the Internet to enhance meaningful applications specific to our users' workflow.

Most recently, the term Application Service Provider has taken hold in our industry. SMS' business was founded on the ASP model - that is, providing software-based services from a centralized data center over networks - long before the term or the model was popularized. We already provide ASP services for well over 1,000 different entities from our Information Services Center. We were proud to be the first ASP across all industries to be certified by Cisco Systems. As more healthcare enterprises face challenges such as serious shortages in qualified IT personnel, the increasingly rapid pace of technology change, and the need to control IT expenditures, we expect the interest in SMS' suite of ASP services to grow and provide more opportunity for the Company.

              . . . 99 PERCENT CUSTOMER RETENTION RATE . . .

[CUSTOMER CALL-OUT QUOTE APPEARS HERE]

Hospitals at Muhlenkreis o Lubbecke, Germany   In 1999 the hospitals Minden,
LYbbecke, and Rahden merged to become the Hospitals at MYhlenkreis, a 1700-bed health enterprise that serves the region of Hanover in Germany. Two of the hospitals were already SMS customers, so after the merger, the enterprise partnered with SMS to install common clinical and financial information systems at the third and largest of the hospitals, with the goal of being operational by 2000. Gerald Oestreich, General Manager, said the implementation was extremely smooth: "Because of SMS' product quality, we were able to go live on an in-house solution in just three months at the 1073-bed Hospital Minden, on January 1, 2000, without any Y2K problems. With this success, we believe we can reach our next goal, the communication among our three hospitals. We also hope to solve the change to a DRG-based reimbursement system for the German hospitals with the knowledge and leadership of SMS."

[ART WORK APPEARS HERE]

Physicians can access needed information - test results, patient visit information, clinical research, and more - anytime, anywhere, through SMS' secure network and Internet connections.

Healthcare information when and where it's needed is not just a vision for SMS. It's a reality. And we continue to do it better, faster, and more cost effectively with our innovative use of emerging technologies. Our customers stay with SMS because we focus on what's most important to them: healthcare information when it's needed, where it's needed to achieve measurable results, and ultimately, to improve the health of our communities worldwide.

   . . . SMS IS THE PREMIER APPLICATION SERVICE PROVIDER IN HEALTHCARE . . .

[CUSTOMER CALL-OUT QUOTE APPEARS HERE]

Susquehanna Health System o Williamsport, PA SHS is a large integrated health network that provides the full spectrum of care to a widespread community in north central Pennsylvania. SHS' 300 physicians are implementing SMS solutions to support business office needs. Angie Haas, M.D., Asst. Director, Family Practice Residency Program, said measurable results are already apparent. "I haven't used a paper chart in three months. The electronic patient record has already eliminated the chart search that most offices do; the `chart' is always accessible by everyone in the office. I have also eliminated all transcription, which is a huge cost savings," she said. "I'm seeing a huge benefit to the way I practice. I can take care of my patients no matter where I am, as long as I have my computer." Dr. Haas also said SMS' proactive involvement of physicians is key to developing meaningful solutions. "SMS wants to know what I want to do and how I want to do it. They spend time with me to understand my needs and goals, and I feel my opinion is valued."

[ART WORK APPEARS HERE]

Wireless computing devices are becoming widely used in healthcare; settings such as emergency departments are expediting patient care by eliminating traditional registration processes and collecting patient data at the bedside, after treatment is under way.

                                                                    WWW.SMED.COM

SMS AT A GLANCE
                                                                              15

Headquarters:

SMS
51 Valley Stream Parkway
Malvern, PA 19355
610-219-6300


Worldwide Stats:

Employees:  more than 7,500
Customers:  more than 5,000
1999 Revenues:  over $1.2 Billion
1999 Consolidated Sales:  over $1.5 Billion
Future Revenues under Contract:  over $2.4 Billion

More Information:

General Inquiries:
www.smed.com
Investor Inquiries:
investor@smed.com

 Company Profile


Shared Medical Systems (SMS), founded in 1969, provides information systems and professional services to health providers in North America, Europe, and New Zealand. The Company offers a full range of clinical, financial, and management software applications to support the continuum of care. As a solution provider, SMS also offers a wide range of complementary services, including outsourcing, consulting, and implementation services.

A leader in the healthcare information technology industry, SMS has more than 30 years of network computing experience, operating the industry's largest Information Services Center (ISC) and Health Information Network for application hosting, e-business, enterprise systems management, and managed Internet services. As the premier Application Service Provider (ASP) in healthcare, SMS operates healthcare applications remotely for over 1,000 health providers with connections to over 350,000 user devices and processes 80 million transactions a day.

SMS is headquartered on a 116-acre campus in Malvern, Pennsylvania, and has an International administration office in Madrid, Spain. The Company has branch offices throughout North America, Europe, and New Zealand and employs more than 7,500 professionals worldwide. The SMS team includes physicians, clinicians, and other healthcare professionals as well as information technology experts who are adept at understanding and supporting our customers' varied needs.

For 1999, SMS reported revenues in excess of $1.2 billion. Further information about SMS' solutions is available at www.smed.com.

 Customers

SMS serves over 5,000 health provider customers in North America, Europe, and New Zealand. Our customers include large health enterprises and public health institutions as well as standalone hospitals, physician groups, and other providers that serve the continuum of care:

 . Consumer (wellness centers, Internet resources, physician/patient communication)

 . Ambulatory Care (physician groups, clinics, diagnostic & treatment centers)

 . Acute (hospitals, urgent care)

 . Extended Care (rehab, behavioral health, long-term care)

 . Residential (home health, assisted living, and hospice care)

[ART WORK APPEARS HERE]

 Solutions

SMS offers information solutions comprising clinical, financial, and management software applications as well as technologies and services that support the delivery of healthcare. SMS solutions are outcomes-driven, helping healthcare providers improve their financial performance, quality of care, and satisfaction of those they serve.

Software and Related Services

 . Clinical applications create electronic patient records and automate many labor-intensive tasks performed in admissions, nursing, radiology, laboratory, pharmacy, and other departments within health organizations, while facilitating communications among them.

 .  Financial and administrative applications include provider accounting
   (including billing and receivables), human resources, payroll, materials management, general ledger, and property.

 . Enterprise management systems connect all points of care in a health enterprise and ease the administration of patient care. These systems allow providers to identify patients anywhere within the network, schedule network-wide resources, and retain cumulative electronic patient records for various health organization support functions.

 . Decision support systems enable health executives and managers to set performance standards, identify variances, and analyze results by providing access to a range of strategic information collected from clinical, financial, and other enterprise management systems.

 . Electronic Data Interchange systems and services facilitate sharing and standardization of information, such as eligibility verifications, and claims and remittance transmissions between health providers and payers.

As the leading ASP in healthcare, SMS manages applications remotely from the SMS Information Services Center via the SMS Health Information Network. Customers can opt for varying levels of service depending upon their operational needs. We also offer managed Internet services, which include secure Web access, Web site hosting and firewall/security setup, and more.

Professional Services

SMS offers professional services that complement our applications and provide added value. We offer system implementation services; networking services (systems integration, network assessment, planning, design, and management); customer education on applications and technology; specialized clinical, financial, and technology consulting to analyze current performance, processes, and infrastructure; and information technology, business office, and managed care administration outsourcing. SMS also provides specialty services at customer request.

Hardware

In addition to the Company's information solutions, SMS resells third-party hardware ranging from personal computers to client/server networks, minicomputers, and mainframes.

 Strategic Relationships

SMS expands its solutions through a number of strategic business relationships with industry leaders including AT&T, Cisco Systems, Inc., drkoop.com, IBM, Lawson Software, and Microsoft. Further, we maintain marketing agreements with 20 Allied Partners who provide specialized software products to the health industry.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
   RESULTS OF OPERATIONS ................................................... 18

SELECTED FINANCIAL DATA .................................................... 23

CONSOLIDATED BALANCE SHEET ................................................. 24

CONSOLIDATED STATEMENT OF INCOME ........................................... 25

CONSOLIDATED STATEMENT OF CASH FLOWS ....................................... 26

CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT ......................... 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ................................. 28

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ................................... 35

BOARD OF DIRECTORS ......................................................... 35

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS - OVERVIEW

     The Company provides information solutions to the health industry, specifically large health enterprises and public health institutions, hospitals, physician groups, and other health providers.
     The Company's revenues are composed of service and system fees and the sale of computer hardware. Service and system fees are derived primarily from software and related services and professional services. Software and related services revenues are generated from term or perpetual software licenses and associated application processing services, electronic data interchange services, and support. The Company also offers a variety of related professional services. These include system implementation; networking; education; specialized clinical, financial and technology consulting; and outsourcing of information technology, business office, and managed care administration.

     The Company's information systems can be remotely hosted at the Company's Information Services Center via the SMS Health Information Network or operated at the customer's site, depending on the type of solution chosen and the operational needs of the customer.
     The Company's information systems operate on hardware platforms that range from personal computers, to client/server networks, minicomputers, and mainframes. Equipment utilized by the customer can be provided by the Company under fixed-period lease or sales agreements. Revenues recognized from the sale of computer hardware can fluctuate due to variations in the mix of products sold and the timing of sales and installations.
     The majority of the Company's business is provided to customers through long-term contracts. These long-term contracts range from one to ten years and generally allow price increases annually based on external measures of inflation. The Company has increased some of its prices under these contract provisions. Revenues under long-term contracts are recognized as they are earned over the life of the contract.
     The Company has a significant amount of revenues that will be realized in the future as installation work is completed and services are performed. Management estimates the total amount of future revenues under contract at December 31, 1999 was in excess of $2.4 billion.
     As the information processing requirements of the health industry have continued to grow, the business of providing information solutions has become more complex. Changes in the way health enterprises are structured, regulated and reimbursed, combined with pressures to control costs, improve quality and grow market share have created demand for the Company's services and systems. However, in the fourth quarter of 1999 the Company's results were negatively impacted by Year 2000-related sales and installation delays. During the Year 2000 transition period and into the new year, the Company's customers locked down their information technology environments, delaying installations and postponing purchase decisions. The Company also believes that customers' difficulty in managing cost pressures and their uncertainty about the requirements of the Health Insurance Portability and Accountability Act of 1996 (described below) are continuing to cause them to delay significant purchase decisions. These market conditions and the decline in fourth quarter 1999 sales when compared to fourth quarter 1998 will have a negative impact on the Company's results in the first half of 2000. However, the Company expects that these same issues, and the need to integrate the new opportunities created by e-business, will continue to drive increased demand for its systems and services.


RESULTS OF OPERATIONS FOR 1999 COMPARED TO 1998

     In 1999, revenues grew 7.2%, to $1.2 billion, compared to 1998. Income before income taxes and net income for the year ended December 31, 1999 were $122.5 million, an increase of 7.3%, and $76.0 million, an increase of 7.3%, respectively, compared to 1998.

 . Service and system fees revenues were $1.1 billion, an increase of 14.4% in 1999 compared to 1998. North American revenues increased primarily due to higher levels of consulting, facilities management, and system installation fees and growth in support and service revenues from new and existing customer installations. International revenues increased primarily due to the effect of businesses acquired during 1998 and higher levels of professional services and software and related fees, which were generally attributable to sales and installations to new and existing customers.
   These increases were partially reduced by approximately $2.7 million due to the stronger US dollar relative to certain foreign currencies in 1999 compared to the prior year.

 . Hardware sales revenues decreased to $134.4 million in 1999 from $189.2 million in 1998, primarily due to lower levels of mainframe system upgrades to existing customers that process the Company's INVISION(R) product at their sites.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------
Analysis of Changes in Consolidated Cost and Expenses
                                                      1999           1998
--------------------------------------------------------------------------
Expenses as a percentage of
    service and system fees revenues:
        Operating and development ................    47.2%          47.3%
        Marketing and installation ...............    35.3%          35.0%
        General and administrative ...............     7.3%           8.1%
        Interest .................................     1.1%           0.9%
Cost as a percentage of hardware
    sales revenues:
        Cost of hardware sales ...................    81.3%          82.3%
--------------------------------------------------------------------------

 . Operating and development expenses decreased to 47.2% of service and system fees revenues in 1999 from 47.3% in 1998. This change was largely due to a lower rate of growth, as compared to the growth in service and system fees revenues, for personnel and related costs and computer costs at the Company's Information Services Center, partially offset by an increase in third-party software costs.

 . Marketing and installation expenses increased to 35.3% of service and system fees revenues in 1999 from 35.0% in 1998. This increase was primarily due to a higher rate of growth, as compared to the growth in service and system fees revenues, for customer implementation costs, including costs incurred for external consultants, partially offset by a lower rate of growth for personnel and related costs.

 . General and administrative expenses, as a percentage of service and system fees revenues, decreased to 7.3% in 1999 from 8.1% in 1998. This change was principally due to a lower rate of growth for office space and personnel and related costs as part of the Company's continuing efforts to leverage administrative costs over an increasing revenue base.

 .  Interest expense was $12.2 million in 1999 compared to $8.8 million in 1998.
   This change was attributable to a higher level of average outstanding borrowings in 1999 compared to 1998.

 . Cost of hardware sales decreased to 81.3% of hardware sales revenues in 1999 from 82.3% in 1998. This change was primarily due to the different product mixes of systems installed during 1999 when compared to 1998.

 . Income taxes increased $3.2 million in 1999 when compared to 1998. This change was due to an increase of $8.3 million in income before income taxes. The Company's effective rate for federal, state, and foreign income taxes was 38.0% in 1999 and 1998.


RESULTS OF OPERATIONS FOR 1998 COMPARED TO 1997

     In 1998, revenues grew 23.2%, to $1.1 billion, compared to 1997. Income before income taxes and net income for the year ended December 31, 1998 were $114.2 million, an increase of 15.9%, and $70.8 million, an increase of 15.9%, respectively, compared to 1997.

 . Service and system fees revenues were $946.2 million, an increase of 17.9% in 1998 compared to 1997. North American revenues increased primarily due to higher levels of professional services and software and related services.
   The higher level of professional services was generally attributable to system installations, consulting, and facilities management fees. The increase in software and related services was due to higher levels of sales and installations to new and existing customers and support fees. International revenues grew due to increased sales and installations in certain countries and the effect of businesses acquired during 1998. These increases were partially offset by the adverse impact of weak demand and difficult economic conditions in various European countries, due in part to governmental spending restrictions caused by the economic requirements of the European Monetary Union. International revenues were also reduced by approximately $3.3 million due to the stronger US dollar relative to certain foreign currencies in 1998 compared to the prior year.

 . Hardware sales revenues increased to $189.2 million in 1998 from $118.8 million in 1997, primarily due to higher installations of mainframe systems to new and existing customers that process the Company's INVISION(R) product at their sites, and networking equipment, and changes in the timing and product mix of systems installed.

Shared Medical Systems Corporation
-------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Analysis of Changes in Consolidated Cost and Expenses
                                                            1998           1997
-------------------------------------------------------------------------------
Expenses as a percentage of
     service and system fees revenues:
        Operating and development .....................    47.3%          47.2%
        Marketing and installation ....................    35.0%          33.6%
        General and administrative ....................     8.1%           9.1%
        Interest ......................................     0.9%           0.5%
Cost as a percentage of hardware
     sales revenues:
        Cost of hardware sales ........................    82.3%          82.4%
-------------------------------------------------------------------------------

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

 .  Interest expense was $8.8 million in 1998 compared to $4.0 million in 1997.
   This change was attributable to a higher level of average outstanding short-term borrowings in 1998 compared to 1997. The increase in average outstanding short-term borrowings was partially due to funds used for businesses and investments acquired in 1998 and the fourth quarter of 1997.

 . Cost of hardware sales decreased to 82.3% of hardware sales revenues in 1998 from 82.4% in 1997. This change was primarily due to the different product mixes of systems installed during 1998 when compared to 1997.

 . Income taxes increased $5.9 million in 1998 when compared to 1997. This change was due to an increase of $15.7 million in income before income taxes. The Company's effective rate for federal, state, and foreign income taxes was 38.0% in 1998 and 1997.

INFLATION

     Significant portions of the Company's expenses are inflation sensitive. Rising costs for the years ended December 31, 1999, 1998, and 1997 have been partially offset by increased employee and computer productivity.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial position remained strong through 1999. Total assets increased from $614.0 million at January 1, 1998 to $915.7 million, at December 31, 1999. Stockholders' investment increased from $329.9 million to $457.1 million over the same period. This growth resulted primarily from operations. Most of the Company's capital expenditures and working capital requirements were financed from operations supplemented by long-term and short-term borrowings. The major uses of funds during this period were for investments in property, equipment, computer software, acquisition of businesses, and the payment of quarterly dividends. At December 31, 1999, cash and short-term investments were $104.7 million compared to $30.7 million at January 1, 1998.
     Net cash flows from operating activities generated $111.4 million in 1999 compared to $38.0 million in 1998. Cash flows from operating activities in 1999 were primarily attributable to net income, adjusted for non-cash expenses such as depreciation and amortization, of $126.3 million. These cash flows were partially offset by a decrease of $8.2 million in accounts payable and accrued expenses, primarily caused by differences in timing of payments between years.
     Net cash flows from operating activities generated $38.0 million in 1998 compared to $36.5 million in 1997. Cash flows from operating activities in 1998 were primarily attributable to net income, adjusted for non-cash expenses such as depreciation and amortization, of $116.5 million, partially offset by a $67.5 million increase in accounts receivable, principally due to higher business levels, and a $29.2 million increase in other assets, primarily due to the growth of long-term financing arrangements with customers.
     The Company's investing activities were $83.3 million, $119.6 million, and $57.6 million in 1999, 1998, and 1997, respectively. During this period, the Company's investments were primarily for equipment, computer software, construction of a corporate office building addition, and business acquisitions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     The following summarizes the Company's significant investments in property, equipment, and computer software for the three-year period ended December 31, 1999:

--------------------------------------------------------------------------------
(Amounts in thousands)                               1999      1998       1997
--------------------------------------------------------------------------------
In-house computer and network
    communications equipment .....................  $22,369   $18,556    $14,373
Software internally developed
    for customers ................................  $22,603   $18,687    $12,737
Corporate office building
    addition .....................................  $11,957   $24,592     $2,324
--------------------------------------------------------------------------------

     In-house computer and network communications equipment is used to process, store, and retrieve customer information at the Company's Information Services Center and to service and support customers from the Company's corporate headquarters and branch offices. Capital expenditures for in-house computer equipment can vary depending upon whether the equipment is purchased or obtained under operating leases. Expenditures for internally developed software can fluctuate based on business decisions regarding the scope and timing of development projects. The Company expended $12.0 million during 1999, $24.6 million in 1998, and $2.3 million in 1997, as part of the cost to construct an office building addition at its corporate headquarters.
     In 1998, the Company increased its ownership in Delta Health Systems, a provider of information systems and services to home health organizations, from 50% to 100%, by purchasing the remaining equity for $21.2 million, and acquired Pyrenees Informatique, SA, a provider of healthcare information systems in France, for $10.8 million. In 1997, the Company invested $10.3 million for a 15% share in the equity of Avio International Corporation (formerly Visteon Corporation), a provider of physician practice management software.
     The most significant sources of cash provided by financing activities were a long-term unsecured borrowing of $175.0 million in 1999 and short-term borrowings of $108.0 million and $26.6 million in 1998 and 1997, respectively. These sources of cash were supplemented by the exercise of stock options of $8.9 million in 1999, $6.2 million in 1998, and $8.9 million in 1997. The most significant uses of cash for financing activities were the repayment of short-term borrowings of $110.1 million in 1999 and the payment of common stock dividends of $22.4 million, $21.9 million, and $20.7 million in 1999, 1998, and 1997, respectively.
     Management is not aware of any potential material impairments to the Company's financial position. The most significant requirements for funds now anticipated are as follows:

 . Equipment and software - During 2000, the Company anticipates that capital expenditures for equipment and software will be in line with expenditures in recent year. Factors such as business activity levels and market conditions, decisions to buy versus lease equipment, and vendor pricing will continue to affect capital equipment and software expenditures.

 . Dividends - During each of the past three years ended December 31, 1999, cash dividends declared were $.84 per share. All dividends were declared in the last month of each calendar quarter and paid the following month. The Company anticipates paying approximately $23.0 million in dividends in 2000.

     The Company expects to finance most of its capital requirements from operations, supplemented from time to time by short-term borrowings. Currently, the Company has lines of credit with banks, primarily based on LIBOR or EURIBOR, of $118.8 million. At December 31, 1999, $70.0 million of these lines of credit were unused.


YEAR 2000

     Over the last five years the Company conducted an extensive program to deal with the potential effects of the "Year 2000 issue" on the Company's products (including third-party systems used in connection with Company products) and internal systems. The Company believes that these efforts were successful. The transition to the year 2000 did not have a material impact on the operation of the Company's products or its internal systems. As discussed above, the Year 2000 issue has caused delays in customer spending and product installations, which will impact the Company's results during 2000.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)
--------------------------------------------------------------------------------

EURO CONVERSION

     On January 1, 1999, the participating countries of the European Union established fixed conversion rates between their existing currencies (legacy currencies) and the euro. Legacy currencies will remain legal tender in the participating countries as denominations of the euro through January 1, 2002. At that point, the participating countries of the European Union will issue new euro-denominated bills and coins for use in cash transactions. All legacy currencies are to be withdrawn from circulation by July 1, 2002.
     The Company's European businesses have historically been conducted directly in each country in which the Company has customers and there are currently no significant cross border transactions among the Company's various European operating entities. Accordingly, the Company does not anticipate that the euro conversion will have a material impact.
     While the Company believes that the measures it has taken with respect to its internal and customer systems in preparation for the euro conversion are adequate, certain risk factors could have a material adverse impact on the Company's European operations including more intense competition in certain countries as a result of the new common currency and malfunctions in critical information systems.


HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT

     The Administrative Simplification portion of the Health Insurance Portability and Accountability Act (HIPAA) of 1996 requires the adoption of national uniform standards for certain administrative and financial electronic health information transactions. All of the standards have not yet been proposed, and only some of the standards that have been proposed have been approved in their final form. The standards proposed thus far would establish national provider and employer identifiers, transactional and medical code sets, and define rules for the security and privacy of healthcare information while being stored or transmitted. Compliance with the final rules is currently expected to be required beginning in August 2002.
     The Company has been working closely with governmental agencies, leading healthcare providers, and other vendors to clearly define the requirements of the HIPAA rules, to establish guidelines and best practices for compliance, and to educate healthcare professionals on the implications of the legislation. The Company is offering readiness assessment and education services to its customers to assist them in preparing for HIPAA compliance, and is working to modify its services and systems to support customer compliance with the legislation. The Company is also assessing its procedures regarding data access and storage to prepare for HIPAA compliance.
     The Company believes that the adoption of the HIPAA standards could ultimately lead to increased demand for the Company's systems along with its outsourcing, consulting, remote processing, and electronic data interchange services. However, it is possible that the standards as finally adopted, including the standards yet to be proposed, could increase the cost and time to market of new or existing systems and services.

OTHER

     In early March 2000 the Company announced that it had received an unsolicited proposal from Eclipsys Corporation regarding a proposed merger and a notice of their intent to nominate a majority of the Company's Board of Directors. The Board has announced that it is uninterested in a combination of the two companies and that its has determined to explore strategic alternatives that may be available to the Company. On March 30, 2000, Eclipsys Corporation announced that it was withdrawing its nomination of directors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report contains forward-looking statements including those regarding the Company's expected performance in 2000. Such statements, and any other forward-looking statements made by, or on behalf of the Company, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Among such factors are continuation of the current decision-making delay in the healthcare information technology market for longer than expected; changes in length and composition of sales cycles; non-renewals of customer contracts; inability to keep pace with competitive, technological and market developments; failure to protect proprietary software; delays in product development; undetected errors in software products; customer reductions caused by health industry consolidation; difficulties in product installation; dependence on suppliers; interruption of availability of resources necessary to provide products and services; continuing difficulties encountered by the Company, customers, or others in dealing with the Year 2000 and euro conversion issues; inability to successfully integrate acquired business operations; changes in economic, political and regulatory conditions on the health industry, including but not limited to HIPAA; regulation of additional products as medical devices by the US federal Food and Drug Administration; and fluctuations in the value of foreign currencies relative to the US dollar, interest rates, and taxes.

------------------------------------------------------------------------------------------------------------------------------------
Selected Financial Data
(Amounts in thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
                                                                 1999         1998           1997           1996           1995
------------------------------------------------------------------------------------------------------------------------------------
Summary of Consolidated Operations
------------------------------------------------------------------------------------------------------------------------------------
Revenues ................................................... $1,217,145    $1,135,393      $921,341       $806,950      $689,978
Cost and Expenses .......................................... $1,094,610    $1,021,194      $822,790       $728,854      $622,706
Income Before Income Taxes .................................   $122,535      $114,199       $98,551        $78,096       $67,272
Income Taxes ...............................................    $46,563       $43,396       $37,449        $29,322       $25,437
Net Income .................................................    $75,972       $70,803       $61,102        $48,774       $41,835
Net Income Per Share - Basic ...............................      $2.85         $2.68         $2.34          $1.89         $1.64
Net Income Per Share - Diluted .............................      $2.80         $2.62         $2.30          $1.84         $1.60
Weighted Average Common Shares - Basic .....................     26,645        26,391        26,063         25,850        25,527
Weighted Average Common Shares - Diluted ...................     27,138        27,043        26,608         26,523        26,093

------------------------------------------------------------------------------------------------------------------------------------
Summary of Consolidated Financial Position
------------------------------------------------------------------------------------------------------------------------------------
Current Assets .............................................   $479,542      $411,205      $319,260       $290,243      $239,894
Total Assets ...............................................   $915,744      $808,448      $613,976       $522,592      $459,075
Current Liabilities ........................................   $246,609      $366,958      $229,584       $185,331      $150,554
Long-Term Debt and Capital Leases ..........................   $178,217       $14,386       $16,291        $15,361       $17,939
Total Liabilities ..........................................   $458,610      $409,098      $284,119       $236,494      $204,987
Stockholders' Investment ...................................   $457,134      $399,350      $329,857       $286,098      $254,088
Common Shares Outstanding ..................................     26,911        26,606        26,206         25,920        25,636

------------------------------------------------------------------------------------------------------------------------------------
Operating Ratios and Other Selected Financial Data
------------------------------------------------------------------------------------------------------------------------------------
Operating Margin ...........................................        9.0%          8.5%          9.7%           9.0%          8.4%
Hardware Margin ............................................       18.7%         17.7%         17.6%          14.9%         21.6%
Pretax Margin ..............................................       10.1%         10.1%         10.7%           9.7%          9.7%
Net Margin .................................................        6.2%          6.2%          6.6%           6.0%          6.1%
Effective Tax Rate .........................................       38.0%         38.0%         38.0%          37.5%         37.8%
Return on Average Investment ...............................       17.7%         19.4%         19.8%          18.1%         17.5%
Working Capital ............................................   $232,933       $44,247       $89,676       $104,912       $89,340
Current Ratio ..............................................    1.94 :1       1.12 :1       1.39 :1        1.57 :1       1.59 :1
Stockholders' Investment Per Share .........................     $16.99        $15.01        $12.59         $11.04         $9.91
Cash Dividends Declared Compared to Prior Year's Net Income.       31.8%         36.4%         43.0%        52.7%           55.6%
Cash Dividends Declared Per Share ..........................       $.84          $.84          $.84           $.84          $.84
Research and Development ...................................    $81,485       $80,141       $65,919        $56,402       $46,846

------------------------------------------------------------------------------------------------------------------------------------
Market Price and Dividends Declared Per Share *
------------------------------------------------------------------------------------------------------------------------------------
First Quarter
   High ....................................................        $59 7/8       $79 3/8       $58 3/8        $62 7/8       $37 7/8
   Low .....................................................        $42 3/4       $59 7/16      $44 3/4        $47 7/8       $30 7/8
   Dividends Declared ......................................       $.21          $.21          $.21           $.21          $.21
Second Quarter
   High ....................................................        $73 1/2       $82 11/16     $55 1/2        $72 1/8       $41 1/2
   Low .....................................................        $53           $67           $36 3/4        $59 1/4       $32
   Dividends Declared ......................................       $.21          $.21          $.21           $.21          $.21
Third Quarter
   High ....................................................        $65 3/8       $86 1/2       $61 3/4        $66 3/4       $42 3/4
   Low .....................................................        $44           $52           $47 1/2        $43 3/4       $35 5/8
   Dividends Declared ......................................       $.21          $.21          $.21           $.21          $.21
Fourth Quarter
   High ....................................................        $55 1/8       $56 5/8       $66 13/16      $58 3/4       $57 5/8
   Low .....................................................        $35 1/2       $40 1/16      $52            $42 1/4       $37 3/8
   Dividends Declared ......................................       $.21          $.21          $.21           $.21          $.21
------------------------------------------------------------------------------------------------------------------------------------

*As of December 31, 1999, there were 6,293 stockholders of record and approximately 11,700 beneficial holders of the Company's common stock. The Company's common stock began trading on the New York Stock Exchange, Inc.
 (NYSE) under the symbol SMS on September 18, 1997. Prior to being listed on the NYSE, the Company's common stock was traded on the Nasdaq Stock Market under the symbol SMED. The prices shown in the table above are the high and low transaction prices for the last five years on the NYSE and the Nasdaq National Market, as applicable.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet
(Amounts in thousands)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                            December 31
                                                                                                   1999                 1998
--------------------------------------------------------------------------------------------------------------------------------
Assets

Current Assets:
   Cash and short-term investments .......................................................       $104,700               $ 40,070
   Accounts receivable, net ..............................................................        343,399                337,669
   Prepaid expenses and other current assets .............................................         31,443                 33,466
                                                                                                 -------------------------------
     Total Current Assets ................................................................        479,542                411,205

Property and Equipment, net ..............................................................        153,288                137,521

Computer Software, net ...................................................................        109,375                 75,709

Other Assets .............................................................................        173,539                184,013
                                                                                                 -------------------------------

                                                                                                 $915,744               $808,448
                                                                                                 ===============================


Liabilities and Stockholders' Investment
Current Liabilities:
   Notes payable .........................................................................       $ 48,758               $158,808
   Current portion of long-term debt and capital leases ..................................          2,255                  3,437
   Dividends payable .....................................................................          5,651                  5,589
   Accounts payable ......................................................................         30,934                 42,029
   Accrued expenses ......................................................................         89,399                 86,499
   Current deferred revenues .............................................................         41,465                 40,206
   Accrued and current deferred income taxes .............................................         28,147                 30,390
                                                                                                 -------------------------------
     Total Current Liabilities ...........................................................        246,609                366,958
                                                                                                 -------------------------------

Deferred Revenues ........................................................................          6,938                  6,908
                                                                                                 -------------------------------

Long-Term Debt and Capital Leases ........................................................        178,217                 14,386
                                                                                                 -------------------------------
Deferred Income Taxes ....................................................................         26,846                 20,846
                                                                                                 -------------------------------
Commitments and Contingencies

Stockholders' Investment:
   Preferred stock, par value $.10; authorized 1,000,000 shares; none issued .............            -                      -
   Common stock, par value $.01; authorized 120,000,000 shares; 30,791,605
     shares issued in 1999 and 30,635,512 in 1998 ........................................            308                    306
   Paid-in capital .......................................................................         85,723                 79,773
   Retained earnings .....................................................................        438,876                385,401
   Common stock in treasury, at cost, 3,880,320 shares in 1999 and
     4,029,773 in 1998 ...................................................................        (53,233)               (55,497)
   Cumulative translation adjustment .....................................................        (14,540)               (10,633)
                                                                                                 -------------------------------
     Total Stockholders' Investment ......................................................        457,134                399,350
                                                                                                 -------------------------------
                                                                                                 $915,744               $808,448
                                                                                                 ===============================
--------------------------------------------------------------------------------------------------------------------------------

 The accompanying notes are an integral part of these statements.


Shared Medical Systems Corporation
-------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Income
(Amounts in thousands, except per share amounts)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             Year Ended December 31
-------------------------------------------------------------------------------------------------------------------------------
                                                                                    1999              1998               1997
-------------------------------------------------------------------------------------------------------------------------------
Revenues:
   Service and system fees ..................................................     $1,082,740       $  946,212          $802,528
   Hardware sales ...........................................................        134,405          189,181           118,813
                                                                                  ---------------------------------------------
                                                                                   1,217,145        1,135,393           921,341
                                                                                  ---------------------------------------------
Cost and Expenses:
   Operating and development ................................................        511,289          447,961           378,512
   Marketing and installation ...............................................        382,359          331,627           269,719
   General and administrative ...............................................         79,534           77,082            72,700
   Cost of hardware sales ...................................................        109,258          155,716            97,872
   Interest .................................................................         12,170            8,808             3,987
                                                                                  ---------------------------------------------
                                                                                   1,094,610        1,021,194           822,790
                                                                                  ---------------------------------------------
Income Before Income Taxes ..................................................        122,535          114,199            98,551
Provision for Income Taxes ..................................................         46,563           43,396            37,449
                                                                                  ---------------------------------------------
Net Income ..................................................................     $   75,972       $   70,803          $ 61,102
                                                                                  =============================================
Net Income Per Share:
   Basic ....................................................................          $2.85            $2.68             $2.34
                                                                                  =============================================
   Diluted ..................................................................          $2.80            $2.62             $2.30
                                                                                  =============================================
Number of shares used to compute per share amounts:
   Basic ....................................................................         26,645           26,391            26,063
                                                                                  =============================================
   Diluted ..................................................................         27,138           27,043            26,608
                                                                                  =============================================
-------------------------------------------------------------------------------------------------------------------------------

Shared Medical Systems Corporation
--------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Cash Flows
(Amounts in thousands)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             Year Ended December 31
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  1999               1998                1997
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net income...........................................................       $  75,972          $   70,803            $ 61,102
   Adjustments to reconcile net income to net cash provided by operating activities -
       Depreciation and amortization....................................          50,312              45,683              39,449
       Asset (increase) decrease -
          Accounts receivable...........................................          (5,730)            (67,457)            (37,437)
          Prepaid expenses and other current assets.....................           2,023               2,564              (3,013)
          Other assets..................................................          (6,121)            (29,173)            (41,817)
       Liability increase (decrease) -
          Accounts payable and accrued expenses.........................          (8,195)              9,222              17,908
          Accrued and current deferred income taxes.....................          (2,243)              4,481              11,180
          Deferred revenues.............................................           1,289                 869             (11,929)
          Deferred income taxes.........................................           6,000               2,900               4,092
       Other............................................................          (1,906)             (1,901)             (3,056)
                                                                               -------------------------------------------------
          Net cash provided by operating activities.....................         111,401              37,991              36,479
                                                                               -------------------------------------------------
Cash Flows from Investing Activities:
   Property and equipment additions.....................................         (46,737)            (56,251)            (27,255)
   Computer software additions..........................................         (36,785)            (27,881)            (20,356)
   Businesses and investments acquired..................................            -                (35,913)            (11,180)
   Equipment dispositions...............................................             216                 417               1,232
                                                                               -------------------------------------------------
          Net cash used for investing activities........................         (83,306)           (119,628)            (57,559)
                                                                               -------------------------------------------------
Cash Flows from Financing Activities:
   Proceeds from long-term debt.........................................         175,000               -                    -
   Notes payable (decrease) increase....................................        (110,050)            107,954              26,594
   Dividends paid.......................................................         (22,435)            (21,943)            (20,647)
   Long-term debt and capital lease obligation payments.................         (14,197)             (1,138)             (5,560)
   Stock options exercised..............................................           8,872               6,246               8,903
   Other................................................................            (655)               (104)                358
                                                                               -------------------------------------------------
          Net cash provided by financing activities.....................          36,535              91,015               9,648
                                                                               -------------------------------------------------
Net Increase (Decrease) in Cash and Short-Term Investments..............          64,630               9,378             (11,432)
Cash and Short-Term Investments, Beginning of Year......................          40,070              30,692              42,124
                                                                               -------------------------------------------------
Cash and Short-Term Investments, End of Year............................       $ 104,700          $   40,070            $ 30,692
                                                                               =================================================
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


Shared Medical Systems Corporation
--------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Investment
For the Years Ended December 31, 1999, 1998, and 1997 (Amounts in thousands)
--------------------------------------------------------------------------------------------------------------------------------
                                                         Common Stock
                                                         ------------                                Cumulative
                                                                 Par   Paid-in   Retained  Treasury  Translation   Comprehensive
                                                        Shares  Value  Capital   Earnings    Stock   Adjustment       Income
--------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997............................... 29,955  $299   $50,401   $294,850   $(55,782) $ (3,670)
   Common stock transactions -
     Exercise of stock options, grant of
       restricted shares and issuance of stock.........    312     4     5,785                  (236)
     Employee stock purchase plan......................                                           (3)
     Tax benefit from the exercise of non-qualified
       stock options and vesting of restricted shares..                  3,711
   Dividends on common stock ($.84 per share)..........                           (20,971)
   Net income..........................................                            61,102                                $61,102
   Translation adjustment..............................                                                 (5,633)           (5,633)
                                                        ------------------------------------------------------------------------
Balance, December 31, 1997............................. 30,267   303    59,897    334,981    (56,021)   (9,303)          $55,469
                                                                                                                         =======
   Common stock transactions -
     Exercise of stock options and grant of
       restricted shares...............................    181     1     3,655                   521
     Employee stock purchase plan......................                                            3
     Tax benefit from the exercise of non-qualified
       stock options and vesting of restricted shares..                  3,062
     Merger and acquisition transactions...............    188     2    13,159      1,881
   Dividends on common stock ($.84 per share)..........                           (22,264)
   Net income..........................................                            70,803                                $70,803
   Translation adjustment..............................                                                 (1,330)           (1,330)
                                                        ------------------------------------------------------------------------
Balance, December 31, 1998............................. 30,636   306    79,773    385,401    (55,497)  (10,633)          $69,473
                                                                                                                         =======
   Common stock transactions -
     Exercise of stock options and grant of
       restricted shares...............................    156     2     4,452                 2,264
     Tax benefit from the exercise of non-qualified
       stock options and vesting of restricted shares..                  1,498
   Dividends on common stock ($.84 per share)..........                           (22,497)
   Net income..........................................                            75,972                                $75,972
   Translation adjustment..............................                                                 (3,907)           (3,907)
                                                        ------------------------------------------------------------------------
Balance, December 31, 1999............................. 30,792  $308   $85,723   $438,876   $(53,233) $(14,540)          $72,065
                                                        ========================================================================
--------------------------------------------------------------------------------------------------------------------------------

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1999, 1998, and 1997
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries. The financial statements of the Company's foreign branches and subsidiaries are included in the accompanying consolidated financial statements on the basis of their fiscal year ends, all of which are within three months of the calendar year end. All significant intercompany transactions and accounts have been eliminated. Ownership investments in affiliates between 20% - 50% are accounted for under the equity method.
     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.
     Recognition of Revenues - The Company provides services, systems, and hardware based upon contractual agreements. Software, processing, support, and professional services, which are provided under term agreements, are recognized as services are performed over the life of the agreement. These agreements have terms that range from one to ten years. Software applications provided under perpetual licensing agreements and installation fees are recognized, when collection is deemed probable, primarily over the system's installation period. Hardware sales are recognized upon installation of the equipment at the customer site. The Company's fees are billable according to the terms in each customer contract.
     Current and noncurrent deferred revenues totaling $48.4 million at December 31, 1999 and $47.1 million at December 31, 1998, represent funds received by the Company in advance of the performance of services or installation of systems, which are deferred and recognized as revenues when earned.
     Interest income from short-term investments included in revenues was $1.7 million in 1999, $.4 million in 1998, and $.4 million in 1997.
     Accounts Receivable - Accounts receivable consists primarily of unsecured amounts due from the Company's customers. Included in accounts receivable at December 31, 1999 and 1998, were unbilled revenues recognized under certain long-term software license, installation, and hardware contracts of $107.1 million and $128.9 million, respectively. Such unbilled receivables arise from the consistent application of the Company's revenue recognition policies. Invoicing of unbilled receivables, which generally occurs within six months of the recognition of the related revenues, is based upon the terms of the individual customer contracts.
     The Company's credit risk with respect to accounts receivable is concentrated in the health industry, which is highly influenced by health insurance reimbursement trends and governmental regulations. This concentration of credit risk is limited due to the number and types of entities comprising the Company's customer base and their geographic distribution. The Company routinely monitors its exposure to credit losses and maintains an allowance for anticipated losses. At December 31, 1999 and 1998, the allowance for doubtful accounts was $16.1 million and $13.4 million, respectively.
     The Company has provided long-term financing arrangements for services, systems, and hardware to some of its customers. The long-term portion of these financing arrangements, which are included in other assets, have terms ranging from three to ten years and interest rates, which may be stated or imputed, ranging from 5% to 12%. The long-term portion of these financing arrangements, which approximate fair value, was $81.8 million and $76.5 million at December 31, 1999 and 1998, respectively. Interest income earned on long-term financing arrangements was $6.7 million, $6.9 million, and $2.5 million in 1999, 1998, and 1997, respectively. The Company has had no material negative collection experience associated with these long-term financing arrangements.
     Prepaid Expenses and Other Current Assets - Included in prepaid expenses and other current assets are deferred charges of $12.5 million at December 31, 1999 and $10.1 million at December 31, 1998, representing the cost of computer equipment, which will be expensed when the related hardware revenues are earned.
     Property and Equipment, net - Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives, which range from two to fifteen years. The Company's buildings, not including equipment therein, are depreciated using a 45-year life. The major classes of property and equipment at December 31, 1999 and 1998 were as follows:

--------------------------------------------------------------------------------
(Amounts in thousands)                                     1999           1998
--------------------------------------------------------------------------------
Land and land improvements .........................     $ 11,576       $ 11,616
Buildings ..........................................      105,418         92,193
Equipment ..........................................      232,063        212,481
                                                         -----------------------
                                                          349,057        316,290
    Less: accumulated depreciation
      and amortization .............................      195,769        178,769
                                                         -----------------------
                                                         $153,288       $137,521
                                                         =======================

--------------------------------------------------------------------------------
28

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     Research and Development - The Company expenses all research and non-capitalized development costs, which generally consist of costs incurred to establish the technological feasibility of internally developed computer software. These expenses, which were primarily for salaries of personnel and computer costs, were $81.5 million in 1999, $80.1 million in 1998, and $65.9 million in 1997.
     Computer Software - Included in computer software are capitalized costs of internally developed computer software and deferred third-party software costs for customer use, and capitalized costs of third party and internally developed computer software for internal use.
     Capitalization of costs incurred for internally developed computer software intended to be licensed to customers begins when a project reaches technological feasibility and ends when the software is available for general release to customers. Technological feasibility for internally developed computer software is established when detailed program designs, which substantiate that the software product can be developed to meet its design specifications, including applicable program functions, features and technical performance requirements, are completed. The Company amortizes computer software on a product-by-product basis using the greater of the amount computed by the straight-line method over the estimated useful life of the product, or the ratio of current revenues compared to total estimated revenues. Capitalized internally developed computer software costs intended to be licensed to customers, net of accumulated amortization, were $61.9 million and $49.7 million as of December 31, 1999 and 1998, respectively. Amortization related to capitalized internally developed computer software intended to be licensed to customers was $10.4 million in 1999, $9.9 million in 1998, and $7.9 million in 1997.
     During 1999, the Company acquired rights to certain application source code for customer use from Avio International Corporation for $14.8 million.
     At December 31, 1999 and 1998, capitalized and deferred costs of third-party software arrangements for customer and internal use, net of accumulated amortization, were $47.5 million and $26.0 million, respectively.
     Accumulated amortization for computer software at December 31, 1999 and 1998 was $96.7 million and $80.4 million, respectively.
     Businesses and Investments Acquired - On January 28, 1998, the Company acquired Data-Plan Software GmbH (Data-Plan), a provider of client/server clinical, financial, and administrative health information systems. Under the terms of the agreement, the Company issued 1,119,428 shares of common stock. This acquisition was treated as a pooling of interests.
     On July 16, 1998, the Company acquired Pyrenees Informatique, SA, a provider of healthcare information systems in France, for $10.8 million. This acquisition was accounted for as a purchase.
     On June 30, 1998, the Company acquired D.P. Informatica, Srl, a provider of healthcare information systems and services in Italy, for 130,081 shares of common stock. This acquisition was accounted for as a pooling of interests. Prior periods were not restated due to immateriality.
     On May 29, 1998, the Company acquired JJO Enterprises, a provider of decision support applications, for 57,593 shares of common stock. This acquisition was accounted for as a pooling of interests. Prior periods were not restated due to immateriality.
     On January 31, 1998, the Company increased its ownership interest in Delta Health Systems from 50% to 100% by purchasing the remaining equity from Delta Computer Systems, Inc. for $21.2 million.
     On February 28, 1997, the Company completed a merger with American Healthware Systems, Inc. (AHS), a provider of financial information systems and outsourcing services. Under the terms of the merger, the Company issued 1,255,325 shares of common stock in exchange for all outstanding shares of AHS. This acquisition was treated as a pooling of interests.
     Goodwill - Included in other assets are amounts for goodwill, which represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. The Company periodically assesses the recoverability of goodwill for potential impairment. Goodwill is amortized using the straight-line method over twenty years. Goodwill, net of accumulated amortization, was $55.1 million and $58.0 million as of December 31, 1999 and 1998, respectively.
     Accrued Expenses - Included in accrued expenses are incentive compensation plan accruals of $24.4 million at December 31, 1999 and $21.1 million at December 31, 1998. Accruals for these plans are primarily based on sales of new and renewal contracts, revenues, and timing of related draws and settlements.
     Income Taxes - The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded based upon temporary differences in the recognition of revenues and expenses (principally accrued and deferred revenues, the cost of capitalized internally developed computer software, and depreciation and amortization) for tax and financial reporting purposes.

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1999, 1998, and 1997
--------------------------------------------------------------------------------

     Translation of Foreign Currencies - Assets and liabilities of foreign branches and subsidiaries are translated at current exchange rates, and the effects of these translation adjustments are reported as a separate component of stockholders' investment. Revenues and expenses of foreign branches and subsidiaries are translated at the average exchange rates that prevailed over the applicable year.
     Foreign Currency Transactions - Transactions of the Company and its foreign branches and subsidiaries are periodically made in currencies other than their own and are included in income as they occur. The Company periodically hedges these foreign currency transactions in order to minimize exposure to potential fluctuations. There were no material gains or losses arising from foreign currency transactions during 1999, 1998, and 1997.
     Statement of Cash Flows - The Company's short-term investments have original maturities of less than 91 days and are deemed to be cash equivalents for purposes of reporting cash flows. At December 31, 1999 and 1998, the carrying amount of cash and short-term investments approximates fair value. The Company paid income taxes, net of refunds, of $41.3 million in 1999, $33.6 million in 1998, and $19.2 million in 1997; and interest of $10.5 million in 1999, $8.7 million in 1998, and $4.4 million in 1997. Capital lease obligations of $1.8 million, $1.4 million, and $5.0 million were added by the Company in 1999, 1998, and 1997, respectively.

2.   NET INCOME PER SHARE:

     For each of the three years in the period ended December 31, 1999, the reconciliation of basic and diluted net income per share was as follows:

--------------------------------------------------------------------------------
(Amounts in thousands,
 except per share amounts)                       1999          1998         1997
--------------------------------------------------------------------------------
Net income ..................................  $75,972      $70,803      $61,102
                                               =================================

Average shares outstanding:
    Basic ...................................   26,645       26,391       26,063

Dilutive securities:
    Stock options ...........................      493          652          545
                                               ---------------------------------
Average shares outstanding:
    Diluted .................................   27,138       27,043       26,608
                                               =================================
Net income per share - basic ................  $  2.85      $  2.68      $  2.34
                                               =================================
Net income per share - diluted ..............  $  2.80      $  2.62      $  2.30
                                               =================================
--------------------------------------------------------------------------------

3.   INCOME TAXES:

     The provision for income taxes consisted of:

--------------------------------------------------------------------------------
(Amounts in thousands)                           1999         1998          1997
--------------------------------------------------------------------------------

Federal:
   Current ..............................      $36,541      $34,813      $18,259
   Current deferred .....................         (810)       1,713       11,302
   Noncurrent deferred ..................        5,504        2,610        3,692
                                               ---------------------------------
                                                41,235       39,136       33,253
                                               ---------------------------------
State and foreign:
   Current ..............................        5,011        3,777        2,098
   Current deferred .....................         (179)         193        1,283
   Noncurrent deferred ..................          496          290          815
                                               ---------------------------------
                                                 5,328        4,260        4,196
                                               ---------------------------------
Provision for income taxes ..............      $46,563      $43,396      $37,449
                                               =================================

--------------------------------------------------------------------------------

















     The provision for income taxes resulted in effective tax rates for the years ended December 31, 1999, 1998, and 1997, which differ from the statutory federal income tax rate as follows:

-------------------------------------------------------------------------------
                                                          Percentage of Income
                                                        -----------------------
                                                         1999     1998     1997
-------------------------------------------------------------------------------
Statutory federal income tax rate....................    35.0%    35.0%    35.0%
State income taxes, net of
   federal income tax benefit........................     2.6      2.6      2.3
Other                                                     0.4      0.4      0.7
                                                         ----------------------
                                                         38.0%    38.0%    38.0%
                                                         ======================
--------------------------------------------------------------------------------

     The significant components of the combined current and noncurrent net deferred tax liability for the years ended December 31, 1999 and 1998 were as follows:

-------------------------------------------------------------------------------
(Amounts in thousands)                                        1999       1998
-------------------------------------------------------------------------------
Accrued and deferred revenues, net.........................  $23,188    $22,869
Capitalized internally developed software..................   22,495     18,010
Depreciation and amortization .............................   14,584     12,111
Other temporary differences................................   (9,018)    (5,730)
                                                             ------------------
                                                             $51,249    $47,260
                                                             ==================
-------------------------------------------------------------------------------
30

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     At December 31, 1999, the Company had foreign net operating loss carryforwards of $10.1 million, of which $8.9 million can be carried forward indefinitely while the remainder will expire over the next seven years. The Company also has approximately $9.8 million of tax basis in excess of book value, which may be utilized to offset taxable income in the future. Due to their contingent nature, these deferred tax assets have been fully offset by a valuation allowance.
     The Company does not provide for US income and foreign withholding taxes on the unremitted earnings of its foreign subsidiaries, which the Company considers to be permanently invested. Cumulative unremitted foreign earnings were $17.6 million at December 31, 1999.

4.   EMPLOYEE BENEFIT PLAN:

     The Company has a Section 401(k) retirement savings plan. As part of this plan, employees may contribute a portion of their earnings, which are then invested, as specified by the employees, in the common stock of the Company or in any of nine mutual investment funds. The Company matches a portion of employee contributions under the plan. The Company's matching contributions charged to expenses in 1999, 1998, and 1997 were $4.9 million, $4.5 million, and $3.8 million, respectively.

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

Shared Medical Systems Corporation
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1999, 1998, and 1997
--------------------------------------------------------------------------------

6.   STOCK OPTIONS:

     The Company has issued non-qualified stock options to employees and non-employee directors under various stock option plans. Stock options granted under these plans may have terms ranging up to 20 years and may be exercisable at prices no less than 75% of the fair market value of the Company's common stock as determined on the date of the grant. All stock options granted under these plans have exercise prices equal to the fair market value of the Company's common stock on the date of grant.
     The Company accounts for stock options under the intrinsic value method and, accordingly, no compensation expense was recorded in 1999, 1998, and 1997. The following pro forma amounts show the effect as if the Company had accounted for its stock options using the fair value method.

--------------------------------------------------------------------------------
(Amounts in thousands,
 except per share amounts)                             1999      1998      1997
--------------------------------------------------------------------------------

Net income:
   As reported ...................................   $75,972    $70,803  $61,102
   Pro forma .....................................   $70,714    $65,760  $58,639
Net income per share:
   As reported:
     Basic .......................................     $2.85      $2.68    $2.34
     Diluted .....................................     $2.80      $2.62    $2.30
   Pro forma:
     Basic .......................................     $2.65      $2.49    $2.25
     Diluted .....................................     $2.61      $2.43    $2.20
--------------------------------------------------------------------------------

     Because the fair value method was not applied to stock options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of compensation cost to be disclosed in future years.
     The fair value of stock options granted was $13.61 per option, $18.02 per option, and $13.85 per option in 1999, 1998, and 1997, respectively. The fair value was estimated at the date of grant using the Black-Scholes stock option pricing model with the following average assumptions for 1999, 1998, and 1997, respectively: risk free interest rates of 5.8%, 5.0%, and 6.1%; dividend yields of 1.7%, 1.8%, and 2.4%; volatility factors of 35.9%, 33.6%, and 33.3%; and
expected lives of four, five, and four years.

     The following table summarizes the activity of the Company's stock option plans during the three-year period ended December 31, 1999:

-------------------------------------------------------------------------------
                                                            Stock Options
                                                       ------------------------
                                                                        Average
                                                                         Price
                                                        Shares        Per Share
--------------------------------------------------------------------------------
Outstanding - January 1, 1997 ......................   2,178,579          $29.35
    Granted ........................................     615,300          $48.06
    Exercised ......................................    (279,451)         $18.11
    Canceled .......................................    (178,763)         $33.03
                                                       ---------
Outstanding - December 31, 1997 ....................   2,335,665          $35.39
    Granted ........................................   1,121,350          $61.53
    Exercised ......................................    (172,264)         $23.74
    Canceled .......................................    (494,250)         $73.23
                                                       ---------
Outstanding - December 31, 1998 ....................   2,790,501          $39.91
    Granted ........................................     652,500          $41.63
    Exercised ......................................    (153,793)         $30.90
    Canceled .......................................    (128,125)         $50.46
                                                       ---------
Outstanding - December 31, 1999 ....................   3,161,083          $40.28
                                                       =========
--------------------------------------------------------------------------------

     Exercisable stock options during the three-year period ended December 31, 1999, were as follows:

--------------------------------------------------------------------------------
                                                     1999       1998      1997
--------------------------------------------------------------------------------

Stock options ....................................  981,519    780,913   547,213
Average option price per share ...................   $32.48     $28.76    $21.71
--------------------------------------------------------------------------------

     At December 31, 1999, exercise prices for stock options outstanding ranged from $12.50 to $74.50 per share and the average term to expiration was seven years. As of December 31, 1999 and 1998, a maximum of 1,363,821 and 2,049,192, respectively, of additional stock options were available for grant under the Company's stock option plans. The outstanding stock options expire on various dates through 2015.
     In November 1998, the Company offered certain employees, excluding its six highest ranking executive officers, the opportunity to exchange options granted earlier in 1998 for options with an exercise price equal to the then current market price of the Company's common stock. The new options contained delayed vesting terms, and original grants in excess of 6,000 options were reduced by 20% of such excess. 467,525 options were cancelled and 457,925 new options were granted under this offer.
     The Company may also grant restricted shares of its common stock under some of these plans. Restricted stock grants are recorded as compensation expense during the vesting terms, which currently range from three to six years. As of December 31, 1999, there were 187,877 restricted shares outstanding.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

7.   LONG-TERM DEBT AND LINES OF CREDIT:

     On April 29, 1999, the Company completed a private placement of $175.0 million of long-term unsecured notes to reduce current notes payable, fund the cost to complete a corporate office building addition, pay off existing long-term debt and supplement working capital requirements. These notes contain limitations on the Company's ability to incur additional indebtedness, to merge or consolidate with another company, and to dispose of assets or ownership in a subsidiary. The Company is also required to maintain a fixed charge coverage ratio, as defined, of not less than 1.75 to 1.00 and a minimum level of consolidated net worth. Long-term debt consisted of the following at December 31, 1999 and 1998:

--------------------------------------------------------------------------------
(Amounts in thousands)                                           1999     1998
--------------------------------------------------------------------------------
Payable in U.S. dollars:
   6.58% Series A notes - due 2006 .........................   $ 15,000  $   -
   6.58% Series B notes - due 2003-2009 ....................     74,000      -
   6.75% Series C notes - due 2009 .........................     61,000      -
   6.75% Series D notes - due 2007-2011 ....................     25,000      -
   6.75% note due through 2002 .............................       -       1,892
Payable in foreign currency:
   7.87% British Pound Sterling note
      due through 2002 .....................................       -       7,939
   4.64% German Mark note
      due through 2002 .....................................       -       2,204
                                                               -----------------
                                                                175,000   12,035
      Less current portion .................................       -       1,606
                                                               -----------------
                                                               $175,000  $10,429
                                                               =================
--------------------------------------------------------------------------------

     Aggregate maturities of long-term debt over the next five years are as follows: 2003 - $10.6 million, and 2004 - $10.6 million. At December 31, 1999, the carrying amount of long-term debt approximates fair value.
     At December 31, 1999, the Company had lines of credit with banks totaling $118.8 million, which are primarily based on LIBOR or EURIBOR, of which $70.0 million of these lines of credit were unused.


8.   LONG-TERM LEASES AND COMMITMENTS:

     The Company leases equipment, which is primarily used at the Company's Information Services Center, for periods ranging up to 60 months. Obligations for this type of equipment for the next five years are as follows:

--------------------------------------------------------------------------------
                                                         Operating       Capital
(Amounts in thousands)                                     Leases         Leases
--------------------------------------------------------------------------------
2000 ...................................................   $20,493        $2,596
2001 ...................................................    16,168         2,061
2002 ...................................................     9,576           804
2003 ...................................................     3,408           442
2004 ...................................................         6           208
                                                           ---------------------
                                                           $49,651         6,111
                                                           =======
   Less interest .....................................................       639
                                                                          ------
    Present value of future capital
      lease obligations...............................................    $5,472
                                                                          ======
--------------------------------------------------------------------------------

     Rental expenses for the operating leases described above were $29.2 million in 1999, $28.3 million in 1998, and $28.0 million in 1997.
     The Company leases office space to support its operations. These leases expire at various dates and require minimum aggregate annual rentals as follows:
2000 - $16.1 million, 2001 - $15.3 million, 2002 - $13.6 million, 2003 - $11.7 million, 2004 - $8.9 million, and $23.7 million thereafter. Rental expenses for these facilities amounted to $17.0 million in 1999, $15.2 million in 1998, and $12.9 million in 1997.

Shared Medical Systems Corporation
-------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1999, 1998, and 1997
-------------------------------------------------------------------------------

9.   BUSINESS SEGMENT INFORMATION:

     The Company has two geographic segments - North America and International. The Company manages its operations geographically due to differences in the way healthcare enterprises are organized and funded between these two segments. The following table summarizes certain financial information by geographic segment:

-------------------------------------------------------------------------------
(Amounts in thousands)                           1999        1998       1997
-------------------------------------------------------------------------------
Revenues from customers:
   North America ............................ $1,052,511  $1,000,993   $802,712
   International ............................    164,634     134,400    118,629
                                              ---------------------------------
      Consolidated .......................... $1,217,145  $1,135,393   $921,341
                                              =================================
Interest expense:
   North America ............................    $ 9,054      $5,156     $1,252
   International ............................      3,116       3,652      2,735
                                              ---------------------------------
      Consolidated ..........................    $12,170      $8,808     $3,987
                                              =================================
Depreciation and amortization:
   North America ............................    $42,778     $37,560    $34,207
   International ............................      7,534       8,123      5,242
                                              ---------------------------------
      Consolidated ..........................    $50,312     $45,683    $39,449
                                              =================================
Income before income taxes:
   North America ............................   $126,471    $129,803   $106,864
   International ............................     (3,936)    (15,604)    (8,313)
                                              ---------------------------------
      Consolidated ..........................   $122,535    $114,199   $ 98,551
                                              =================================
Total assets:
   North America ............................   $759,556    $663,165   $499,387
   International ............................    156,188     145,283    114,589
                                              ---------------------------------
      Consolidated ..........................   $915,744    $808,448   $613,976
                                              =================================
Long-lived assets:
   North America ............................   $134,603    $117,645   $ 88,068
   International ............................     18,685      19,876     18,237
                                              ---------------------------------
      Consolidated ..........................   $153,288    $137,521   $106,305
-------------------------------------------------------------------------------

     The Company's revenues are primarily derived from software and related services, professional services, and the sale of hardware. For the three years ended December 31, 1999, 1998, and 1997, revenues derived from software and related services were $642.8 million, $595.7 million, and $534.6 million; professional services were $373.0 million, $300.9 million, and $222.5 million; and hardware sales were $134.4 million, $189.2 million, and $118.8 million, respectively.
     In 1999, 1998, and 1997, no single customer accounted for 10% or more of consolidated revenues.


10.  SELECTED QUARTERLY FINANCIAL DATA (Unaudited):

     The following table summarizes quarterly financial data for 1999 and 1998:

--------------------------------------------------------------------------------
(Amounts in thousands, except per share amounts)
                                                    Income               Net
                                                    Before             Income
                                                    Income      Net   Per Share
Quarter                                 Revenues     Taxes    Income   Diluted
--------------------------------------------------------------------------------
1998:
   First ............................   $255,466   $28,743    $17,821    $.66
   Second ...........................    256,992    29,203     18,101     .67
   Third ............................    283,633    26,136     16,205     .60
   Fourth ...........................    339,302    30,117     18,676     .69
--------------------------------------------------------------------------------
1999:
   First ............................   $287,069   $29,536    $18,313    $.68
   Second ...........................    304,439    31,560     19,565     .72
   Third ............................    305,356    35,233     21,846     .80
   Fourth ...........................    320,281    26,206     16,248     .60
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors, Shared Medical Systems Corporation:

     We have audited the accompanying consolidated balance sheet of Shared Medical Systems Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shared Medical Systems Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

Philadelphia, PA                                         /S/ Arthur Andersen LLP
February 8, 2000
--------------------------------------------------------------------------------

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

Guillermo N. Ramas, Sr., Senior Vice President and
President of SMS International

Michael B. Costello, Vice President, Administration and Corporate Communications

Edward J. Grady, Vice President, Controller, and Assistant Treasurer

Bonnie L. Shuman, Vice President, General Counsel, and
Assistant Secretary

SMS OFFICE LOCATIONS

Corporate Headquarters                  International Administration


SMS                                     SMS Corp y Cia SRC
51 Valley Stream Parkway                Edificio Lariza
Malvern, PA 19355                       Avenida de los Encuartes, 21
610-219-6300                            28760 Tres Cantos
www.smed.com                            Madrid, Spain
                                        011-34-9180-77500

Primary US Offices                      Primary International Offices
Altoona, PA         Los Angeles, CA     Belgium               Spain
814-944-1651        562-596-4554        Zaventem              Barcelona
                                        011-32-2725-0407      011-34-9336-32360
Atlanta, GA         Nashville, TN
770-993-2490        615-902-9292        Czech Republic        United Kingdom
                                        Brno                  Basingstoke
Boston, MA          New Orleans, LA     011-420-5-4121-9179   011-44-1256-357100
781-224-0817        504-835-3894
                                        France
Brooklyn, NY        New York, NY        Montpellier
718-435-6300        212-563-2380        011-33-4670-41143

Buffalo, NY         Oakland, CA         Germany
716-626-3470        510-444-0171        Eschborn
                                        011-49-6196-9240
Charlotte, NC       Philadelphia, PA
704-423-9992        610-640-4490        Hungary
                                        Budapest
Chicago, IL         Phoenix, AZ         011-36-1461-9000
847-806-0666        602-248-0328
                                        Ireland
Cleveland, OH       Pittsburgh, PA      Dublin
216-524-0313        412-921-6400        011-35-3180-60800

Columbus, OH        Salt Lake City, UT  Italy
614-885-0198        801-539-4919        Rome
                                        011-39-0643-93350
Dallas, TX          San Francisco, CA
972-407-6047        925-846-9490        Netherlands
                                        Nieuwegein
Detroit, MI         San Juan, PR        011-31-3060-52852
248-449-2500        787-756-6700
                                        New Zealand
Edison, NJ          Santa Barbara, CA   Wellington
732-906-8900        805-964-5561        011-64-4471-1793

Ft. Lauderdale, FL  Seattle, WA         Slovak Republic
954-771-4880        425-827-4455        Bratislava
                                        011-421-7-5341-8073
Indianapolis, IN    St. Louis, MO
317-453-0200        314-542-0100

Kansas City, KS     Washington, DC
913-384-4811        703-261-1000

WHY INVEST IN SMS?

 .    Great People. Our team of 7,500 employees worldwide includes technology experts, healthcare professionals, development gurus, and others who are committed to the SMS vision of working together to improve health worldwide.

 .    Outstanding Opportunity. The most established company in the industry, SMS is actively taking advantage of new opportunities in healthcare information technology, from e-business to new technologies and new modes of software and service delivery. SMS is not only ready but is delivering results as others strive to compete. Our reach is vast, with over 5,000 customers in more than 20 countries and territories worldwide.

 .    Superior Solutions. SMS solutions deliver real results every day. Among our products is the best-selling health information system in history. Our clinical applications are among the most successful in the industry, with more applications installed and operational than any other company. In fact, SMS has the largest base of installed clinical data repositories in the United States.

 .    Top-notch Service. SMS has always been focused first on service: on understanding the complex needs of our healthcare customers and delivering information solutions to help them manage their day-to-day business and healthcare needs. Our people worldwide are united toward the SMS vision of working together with our customers to improve health worldwide.

 .    The Right Focus. We're focused on the right things: sustainable value for shareholders, for customers, and for our employees.


Annual Stockholders Meeting
The Annual SMS Stockholders Meeting will be held on Friday, June 9, at 11:30 a.m. in the Du Barry Room at the Hotel duPont, Wilmington, Delaware. You are cordially invited to attend.

Common Stock
SMS common stock trades on the New York Stock Exchange under the symbol SMS.

Transfer Agent
ChaseMellon Shareholder Services, LLC
Overpeck Center
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 851-9677
www.chasemellon.com

Counsel
Drinker Biddle & Reath LLP
Philadelphia, PA

Independent Public Accountants
Arthur Andersen LLP
Philadelphia, PA

Shareholder Inquiries
(610) 219-6528
investor@smed.com


SMS LISTED NYSE
THE NEW YORK STOCK EXCHANGE(R)

SMS is an Equal Opportunity/
Affirmative Action Employer.

Copyright(C)2000 SMS
Shared Medical Systems Corporation

[RECYCLE LOGO] Printed on recycled paper. Design by Warkulwiz Design Associates. Photography by Peter Olson and H. Mark Weidman. Onsite photography by Peter Olson at Lankenau Hospital/Jefferson Health System in Wynnewood, PA. Printing by CRW Graphics.

51 Valley Stream Parkway, Malvern, PA 19355   610-219-6300   www.smed.com